Execution Copy

Redacted Version

SUBSCRIPTION AGREEMENT

HEBEI IRON & STEEL GROUP CO., LTD.

– and –

ALDERON IRON ORE CORP.

April 13, 2012

ARTICLE 1
INTERPRETATION
1.1	Defined Terms	1
1.2	Rules of Construction	10
1.3	Time of Essence	11
1.4	Governing Law and Submission to Jurisdiction	11
1.5	Severability	11
1.6	Entire Agreement	12
1.7	Accounting Principles	12
1.8	Knowledge	12
1.9	Schedules and Exhibits	12
ARTICLE 2
INVESTMENT IN THE COMPANY
2.1	Allocation of the Aggregate Proceeds	13
2.2	Subscription for Subscription Shares	13
2.3	Satisfaction of the Subscription Price	15
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1	Representations and Warranties of the Company	15
3.2	Representations and Warranties of the Investor	33
3.3	Survival of Representations and Warranties	34
ARTICLE 4
COVENANTS
4.1	Access	35
4.2	Conduct Prior to Closing	35
4.3	Alternative Transaction Proposal	36
4.4	Additional Covenants of the Company	37
4.5	Investor's Covenants	38
ARTICLE 5
INDEMNIFICATION
5.1	Indemnity by the Company	38
5.2	Indemnity by the Investor	39
5.3	Notice of Claim	39
5.4	Direct Claims	39
5.5	Third Party Claims	40
5.6	Losses Incurred by Indemnified Party	40
5.7	Settlement of Third Party Claims	41

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5.8	Co-operation	41
5.9	Exclusivity	41
5.1	Limitations	41

ARTICLE 6
CLOSING
6.1	Closing	42
6.2	Company Closing Deliveries	42
6.3	Investor Closing Deliveries	44
6.4	Conditions to Closing in Favour of the Company	44
6.5	Conditions to Closing in Favour of the Investor	45
ARTICLE 7
TERMINATION
7.1	Termination Rights in Favour of the Company and the Investor	47
ARTICLE 8
GENERAL PROVISIONS
8.1	Notices	47
8.2	Further Assurances	49
8.3	Amendments	49
8.4	Assignment	49
8.5	Successors and Assigns	49
8.6	No Partnership	49
8.7	Public Releases	49
8.8	Counterparts	49
8.9	Expenses	50

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SUBSCRIPTION AGREEMENT

THIS AGREEMENT made the 13th day of April, 2012,

B E T W E E N:
HEBEI IRON & STEEL GROUP CO., LTD.,
a company existing under the laws of the People's
Republic of China,
(hereinafter referred to as the "Investor"),
-and-
ALDERON IRON ORE CORP.,
a corporation existing under the laws of the
Province of British Columbia
(hereinafter referred to as the "Company").

WHEREAS the Investor has agreed to invest an aggregate of $194,000,000 (the "Aggregate Proceeds") in the Company to acquire directly or indirectly a 19.9% interest in the Company and a 25% interest in an entity to be formed to hold the Company's Kami Project (as hereinafter defined);

AND WHEREAS the Company has agreed to issue to the Investor, and the Investor has agreed to purchase from the Company, such number of common shares in the capital of the Company representing 19.9% of the issued and outstanding common shares, after giving effect to such issuance, at a price per share of $3.42 (the "Original Subscription Price") for aggregate proceeds equal to the Original Subscription Price multiplied by the Original Subscription Shares, as adjusted in accordance with the provisions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement (including the recitals and the Schedules hereto), unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

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"Acquisition Rights" has the meaning set out in Section 3.1(g);

"Act" means the Business Corporations Act (Ontario);

"Additional Subscription Proceeds"  has the meaning set out in Section 2.2(c);

"Additional Subscription Shares" has the meaning set out in Section 2.2(c);

"Affiliate" has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

"Aggregate Proceeds" has the meaning set out in the recitals hereto;

"Alternative Transaction Proposal" means any written offer or proposal from any Person relating to a transaction which in the opinion of the Board is an alternative transaction to that contemplated in the Transaction Agreements;

"Altius" means Altius Resources Inc., a wholly owned subsidiary of Altius Minerals Corporation;

"Altius Royalty" means the 3% gross sales royalty in favour of Altius on iron ore concentrate from the Kami Project;

"arm's length" has the meaning given to that term in the Tax Act, as now in effect;

"Articles" means the articles of the Company, together with any amendments thereto or replacements thereof;

"Associate" has the meaning ascribed to such term in the Securities Act (Ontario), as in effect on the date of this Agreement;

"Board" means the board of directors of the Company;

"Business" means the mining and exploration business of the Company as described in the Public Disclosure Documents;

"Business Day" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the People's Republic of China and (b) a day on which banks are generally closed in the Province of Ontario or the People's Republic of China;

"Claim" means any claim or liability of any nature whatsoever, including any demand, obligation, liability, debt, cause of action, suit, proceeding, judgment, award, assessment or reassessment;

"Closing" means the closing of the purchase and sale of the Subscription Shares and the completion of the other transactions contemplated by the Transaction Agreements to be completed at such time;

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"Closing Date" means, subject to the satisfaction of the other conditions to Closing set forth herein, 10 Business Days following the receipt of the PRC Approvals or such other date mutually agreed to by the Investor and the Company, and includes the Final Closing Date, if applicable;

"Closing Time" means 8:30 am EST on the Closing Date;

"Common Shares" means common shares in the capital of the Company;

"Contract" means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument, arrangement, understanding or other commitment, whether written or oral;

"Direct Claim" has the meaning set out in Section 5.3;

"Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse interest, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege, other third party interest or any Contract to create any of the foregoing;

"Environmental Laws" means all applicable Laws relating to the protection of the environment, natural resources, human health and safety, Hazardous Substances, the assessment of environmental and social impacts or the rehabilitation, reclamation and closure of lands used in connection with the Business;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"Final Closing Date" means the date following the Target Date on which the Closing occurs;

"Final Subscription Price" has the meaning set out in Section 2.2(b);

"Final Subscription Proceeds" has the meaning set out in Section 2.2(b);

"Final Subscription Shares" has the meaning set out in Section 2.2(b);

"Financial Statements" means the audited financial statements of the Company as at and for the year ended December 31, 2011, including the notes thereto, together with the auditor's report thereon;

"Finder" means a broker, finder, agent, financial advisor, investment advisor or other Person engaged to find or act as agent on behalf of purchasers of or subscribers for, or proposed purchasers of or subscribers for, securities of the Company or to otherwise identify potential investors in, or lenders to, or any other potential sources of debt, revenue or financial benefit (including, for greater certainty, off-take arrangements) for, the Company in return for compensation including cash and/or securities of the Company;

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"Governmental Entity" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

"Hazardous Substances" means any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, wasterock, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos;

"HST" and "GST" mean, respectively, harmonized sales tax and goods and services tax levied under the Excise Tax Act (Canada);

"Indemnified Party" has the meaning set out in Section 5.3;

"Indemnifying Party" has the meaning set out in Section 5.3;

"Intellectual Property" means all trade marks, trade names, business names, patents, inventions, know-how, copyrights, service marks, brand names, industrial designs and all other industrial or intellectual property owned or used by the Company or the Subsidiary in carrying on the Business, and all applications therefor and all goodwill in connection therewith, including all licences, registered user agreements and all like rights used by or granted to the Company or the Subsidiary in connection with the Business;

"Investor Rights Agreement" means the investor rights agreement to be entered into on the Closing Date between the Company and the Investor (or its designated Affiliate), in the form attached as Exhibit A hereto;

"Investor Termination Notice" has the meaning set out in Section 7.1(b);

"Investor's Nominees" means the two nominees of the Investor to be appointed to the Board on the Closing Date;

"Kami Project" means the Company's Kamistiatusset iron ore property located in Newfoundland and Labrador; for greater certainty, "Kami Project" includes all future improvements thereto, including all plant, operating equipment and other fixtures, as well as all supporting roads, pipelines, tailings management areas, wasterock disposal site, water pumping, treatment and sewage, electricity and natural gas, buildings and other infrastructure;

"Laws" means any and all federal, state, provincial, regional, local, municipal or other laws, statutes, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and includes Securities Laws and Environmental Laws;

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"Liberty Metals" means Liberty Metals & Mining Holdings, LLC;

"Losses" means, in respect of any matter, all claims, complaints, demands, proceedings, actions, causes of action, orders, judgments, awards, penalties, fines, losses, damages, liabilities, costs and expenses (including, without limitation, any and all legal and other professional fees and disbursements and other costs incurred in investigating or pursuing or paid in settlement of any of the foregoing) arising directly or indirectly as a consequence of such matter; provided, however, that "Losses" will exclude any and all punitive damages, damages for lost profits and exemplary damages;

"Management Agreement" means the management agreement to be entered into on the Closing Date between the Venture LP and the Company for the management of the Kami Project by the Company, in the form attached as Exhibit C hereto;

"Market Price" means the volume weighted average trading price of the Common Shares on the TSX over the five trading days immediately preceding the Final Closing Date;

"Material Adverse Effect" means any event, change or effect that could reasonably be likely to have a materially adverse effect on the Business (including as contemplated to be conducted by the Company as disclosed in the Public Disclosure Documents and contemplated by the Transaction Agreements), affairs, capitalization, assets, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or the Venture Entities or on the price or value of the Common Shares or on the ability of the Company or the Venture Entities to consummate the transactions contemplated by the Transaction Agreements, provided that it shall not include any event, change or effect on the Business resulting from: (i) the announcement of the execution of this Agreement or the transaction contemplated herein or the performance of the covenants and obligations herein; (ii) any action taken by the Company or the Venture Entities at the request of the Investor or as required under this Agreement, or the failure to take any action prohibited by this Agreement; (iii) changes in the U.S. or Canadian economy or securities or currency markets in general; (iv) changes in Canadian or U.S. generally accepted accounting principles; (v) any natural disaster; (vi) changes generally affecting the iron ore industry; or (vii) any decrease in the market price or any decline in the trading volume of Common Shares on the TSX or NYSE Amex (it being understood, however, that any event, change or effect causing or contributing to any such decreases in market price may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred);

"Material Contract" means, collectively, (i) each Contract material to the Business, being a Contract that involves the potential expenditure of more than $250,000 in the aggregate, or in excess of $250,000 in any calendar year and (ii) any Contract of the Company:

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(a)	creating or that may lead to the creation of a joint venture, partnership, co-ownership or similar arrangement;

(b)	with one or more of its shareholders, or as a shareholder of another Person, or relating to the voting of securities;

(c)	granting any royalty or other interest in the Real Property or Mineral Rights or the production or proceeds therefrom;

(d)	granting options to acquire assets from the Company or granting an earn-in or farm-in;

(e)	granting an option to acquire assets, any royalty, earn-in or farm-in to the Company;

(f)	relating to the sale of product by the Company, including sales agreements or off-take arrangements;

(g)	with a Related Party of the Company;

(h)	guaranteeing, assuming or acting as a surety in respect of any liabilities or obligations of another Person;

(i)	relating to Acquisition Rights or Repurchase Rights;

(j)	relating to the supply of power or water;

(k)	to obtain surface rights or any other interest in the Real Property;

(l)	with any Governmental Entity;

(m)	which creates a confidentiality obligation on the part of the Company;

(n)	containing change of control provisions, where such Contract involves an expenditure of at least $50,000;

(o)	limiting the ability of the Company to engage in any line of business or to compete with any other Person;

(p)	with a Finder;

(q)	pursuant to which the Company will receive, receives or has received financial advisory or investment advisory services;

(r)	giving an indemnity to any Person, other than those provided to officers and directors of the Company pursuant to the Articles;

(s)	relating to any issuance or potential issuance of any securities of the Company;

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(t)	relating to prior or contemplated business combinations, acquisitions, mergers or asset divestitures; and

(u)	not entered into in the ordinary course of business (other than those which are cancellable without penalty within 30 days and have no ongoing liabilities or obligations after termination);

"Mineral Rights" has the meaning set out in Section 3.1(s)(i);

"NI 43-101" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

"NI 45-106" means National Instrument 45-106 – Prospectus and Registration Exemptions;

"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations;

"NI 52-109" means National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings;

"Notice of Articles" means the notice of articles of the Company, together with any amendment thereto or replacement thereof;

"NYSE Amex" means the NYSE Amex equities stock exchange;

"Off-take Agreement" means the off-take agreement to be entered into on the Closing Date between the Company, the Venture LP, the Investor and its designated Affiliate, in the form attached as Exhibit D hereto;

"Offered Securities" means Common Shares or securities convertible into Common Shares;

"Order" means any judgment, decision, decree, injunction, ruling, writ, assessment, determination or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

"ordinary course of business" means the ordinary course of the Business consistent with past practices and with good mining and business practice;

"Original Subscription Price" has the meaning set out in the recitals hereto;

"Original Subscription Proceeds" means the amount equal to the Original Subscription Shares multiplied by the Original Subscription Price or the Final Subscription Price, as the case my be under Section 2.2(b);

"Original Subscription Shares" has the meaning set out in Section 2.2(a);

"Outside Date" means 180 days from the date hereof;

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"Permit" means any permit, lease, licence, claim, certificate, order, grant, approval, consent, registration, closure plan or other authorization of or from any Governmental Entity and includes any permit necessary to explore for, exploit, develop, mine, produce or refine minerals;

"Permitted Expenditures" means all past, present and future costs and expenses to be incurred in connection with the exploration, development and construction of the Kami Project, including without limitation, the cost of producing a feasibility study and operational, general and administrative costs and expenses;

"Person" means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

"PRC Approvals" means all filings, applications, consents and approvals required under the Laws of the People’s Republic of China to complete the $194 million investment contemplated in this Agreement, and includes the filings, applications, consents and approvals set out in Schedule 1.1;

"Public Disclosure Documents" means, collectively, all of the documents which have been filed by or on behalf of the Company prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents filed on www.sedar.com;

"Real Property" has the meaning set out in Section 3.1(r);

"Related Party" means, with respect to any person (the "first named person"), any person that does not deal at arm's length with the first named person or is an Associate of the first named person and, in the case of the Company, means (a) any director, officer, employee or Associate of the Company, (b) any person that does not deal at arm's length with the Company, (c) any person that does not deal at arm's length with, or is an Associate of, a director, officer, employee or Associate of the Company, and (d) any person who beneficially owns Common Shares representing more than 10% of the total number of issued and outstanding Common Shares;

"Repurchase Rights" has the meaning set out in Section 3.1(g);

"Required Permits" has the meaning set out in Section 3.1(q)(ii);

"Securities Laws" means all applicable securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators or the securities regulatory authorities in any other country which has jurisdiction over the Company, and all rules and policies of the TSX, the NYSE Amex and any other stock exchange on which securities of the Company are traded;

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"Securities Regulators" means, collectively, the securities regulators or other securities regulatory authorities in British Columbia, Alberta, Ontario and in any other jurisdictions whose Securities Laws become applicable to the Company;

"Significant Shareholder" means a Person who directly or indirectly owns or exercises direction over more than ten percent (10%) of the issued and outstanding Common Shares;

"Subscription Price" means the Original Subscription Price or the Final Subscription Price, as applicable;

"Subscription Proceeds" means the aggregate of the Original Subscription Proceeds and the Additional Subscription Proceeds, if any;

"Subscription Shares" means the aggregate of (i) the Original Subscription Shares or the Final Subscription Shares, as applicable and (ii) the Additional Subscription Shares, if any;

"Subsidiary" means 0860132 BC Ltd., a corporation incorporated under the Act;

"Target Date" means May 28, 2012;

"Tax" or "Taxes" means any federal, provincial, territorial, state or local income, goods and services, value added, corporation, land transfer, licence, payroll, excise, sales, use, capital, withholding, mining or other tax, levy, duty, royalty, assessment, reassessment or other charge of any kind whatsoever, whether direct or indirect, including any interest or penalty on any of the foregoing, whether disputed or not, and for greater certainty includes Canada Pension Plan premiums and employment insurance premiums;

"Tax Act" means the Income Tax Act (Canada);

"Tax Return" means any return, report, declaration, designation, election, notice, filing, form, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax;

"Technical Report" means the technical report with an effective date of October 26, 2011 prepared by BBA Inc., Stantec and Watts, Griffis and McOuat Limited titled "Technical Report Preliminary Economic Assessment of the Rose Central Deposit and Resource Estimate for the Rose Central, Rose North and Mills Deposits of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.";

"Termination Notice" has the meaning set out in Section 7.1(a);

"Third Party" has the meaning set out in Section 5.6;

"Third Party Claim" has the meaning set out in Section 5.3;

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"Transfer Pricing Agreement" means the agreement to be entered into on the Closing Date between the Company and the Investor with respect to the undertaking of a transfer pricing study;

"Transaction Agreements" means this Agreement, the Investor Rights Agreement, the Venture Agreements, the Transfer Pricing Agreement, the Management Agreement and the Off-take Agreement;

"TSX" means the Toronto Stock Exchange or any successor thereto;

"Venture Agreements" means the Venture Shareholders Agreement and the Venture LP Agreement, in the forms attached as Exhibit B hereto;

"Venture Entities" means, collectively, the Venture LP and the Venture GP and "Venture Entity" means the Venture LP or the Venture GP, individually;

"Venture GP" means the general partner of the Venture LP, a corporation to be formed under the laws of the Province of Ontario of which the Investor will acquire an indirect 25% interest in accordance with the Venture Agreements;

"Venture LP" means the limited partnership to be formed under the laws of the Province of Ontario of which the Investor will acquire an indirect 25% limited partnership interest in accordance with the Venture Agreements;

"Venture LP Agreement" means the limited partnership agreement to be entered into on the Closing Date between the Investor, its designated Affiliate, the Company, its designated Affiliate and the Venture GP, governing the affairs of the Venture LP; and

"Venture Shareholders Agreement" means the shareholders agreement to be entered into on the Closing Date between the Investor, its designated Affiliate and the Company and its designated Affiliate governing the affairs of the Venture GP.

1.2	Rules of Construction

In this Agreement:

(a)
the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an "Article", "Section" or "Schedule" followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

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(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word "including" is deemed to mean "including without limitation";

(f)	the terms "party" and "the parties" refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)
any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	all dollar amounts refer to Canadian dollars;

(j)
any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3	Time of Essence

Time shall be of the essence of this Agreement.

1.4	Governing Law and Submission to Jurisdiction

(a) This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b) Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.5	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially

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adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.6	Entire Agreement

Except as disclosed herein, the Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, including the letter of intent dated February 24, 2012 and the confidentiality agreement between the Company and the Investor dated April 7, 2011.  There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements.

1.7	Accounting Principles

Any reference in this Agreement to generally accepted accounting principles refers to accounting principles which have been established as generally accepted in Canada for financial reporting, applied on a consistent basis, including those principles recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants or any successor body thereto, and which are applicable in the circumstances as of the date in question. Accounting principles are applied on a "consistent basis" when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

1.8	Knowledge

For the purposes of this Agreement, with respect to any matter, the knowledge of the Company shall mean (a) the actual knowledge of Tayfun Eldem, Mark Morabito and Keith Santorelli and (b) all information which ought to have been known by Tayfun Eldem, Mark Morabito and Keith Santorelli after making reasonable inquiry of the directors, officers and employees of and consultants to the Company and the Subsidiary concerning the matters in question, whether or not any such inquiry was actually made.

1.9	Schedules and Exhibits

The following Schedules and Exhibits are attached to and form an integral part of this Agreement:

Schedule 1.1	-	PRC Approvals
Schedule 3.1(g)	-	Acquisition Rights and Repurchase Rights
Schedule 3.1(h)	-	Significant Shareholders
Schedule 3.1(q)(i)	-	Permits
Schedule 3.1(q)(ii)	-	Required Permits
Schedule 3.1(r)	-	Real Property

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Schedule 3.1(s)(i)	-	Mineral Rights
Schedule 3.1(t)	-	Personal Property
Schedule 3.1(kk)	-	Taxes
Schedule 3.1(nn)(i)	-	Employees
Schedule 3.1(qq)	-	Aboriginal Matters
Exhibit A	-	Investor Rights Agreement
Exhibit B	-	Venture Agreements
Exhibit C	-	Management Agreement
Exhibit D	-	Off-Take Agreement

ARTICLE 2
INVESTMENT IN THE COMPANY

2.1	Allocation of the Aggregate Proceeds

The Investor agrees to invest the Aggregate Proceeds as follows:

(a)	on the Closing Date, the Subscription Proceeds will be used by the Investor to subscribe for the Subscription Shares; and

(b)
in accordance with the terms of the Venture Agreements, the balance of the Aggregate Proceeds, after payment of the Subscription Proceeds, will be used by the Investor to acquire a 25% interest directly or indirectly in the Venture Entities.

For greater certainty, in no event shall the Investor be required to invest in excess of the Aggregate Proceeds pursuant to the terms of this Agreement.

2.2	Subscription for Subscription Shares

(a) On the terms and subject to the conditions of this Agreement, the Investor agrees to subscribe for and purchase from the Company on the Closing Date, and the Company agrees to issue from treasury and sell to the Investor on such date, 25,828,305 Common Shares (the "Original Subscription Shares") representing 19.9% of the issued and outstanding Common Shares on the date hereof, after giving effect to such issuance and the issuance of Common Shares to Liberty Metals in connection with the exercise of its Acquisition Rights, at a price per Common Share equal to the Original Subscription Price, for aggregate proceeds equal to the Original Subscription Proceeds, subject to adjustment in accordance with Section 2.2(b).

(b) Unless the prior approval of the TSX is obtained, if the Closing occurs after the Target Date and the Original Subscription Price is lower than the Market Price, then on the Final Closing Date (i) the Original Subscription Price shall be adjusted to equal the Market Price (the "Final Subscription Price"), and (ii) the Investor shall subscribe for the Original Subscription Shares for aggregate proceeds equal to the Final Subscription Price multiplied by the Original Subscription Shares (the "Final Subscription Proceeds").

(c) The Investor shall have the right to purchase additional Common Shares (the "Additional Subscription Shares") on the Closing Date if and to the extent that Acquisition Rights are exercised by any Person prior to the Closing Date such that the Investor will on the

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Closing Date hold 19.9% of that number of Common Shares that is equal to the sum of (i) the number of Common Shares issued and outstanding on the date hereof, (ii) the additional Common Shares issued pursuant to the exercise of Acquisition Rights, (iii) the Original Subscription Shares and (iv) the Additional Subscription Shares. The price per Additional Subscription Share will be the price paid per share for the Original Subscription Shares. The Investor shall subscribe for the Additional Subscription Shares for aggregate proceeds equal to the Subscription Price multiplied by the Additional Subscription Shares (the "Additional Subscription Proceeds").

(d) Between the date that is 90 days following the date hereof and the Closing, if the Company publicly announces an issuance (the "Issuance") of any Offered Securities for cash pursuant to a public offering or a private placement (an "Offering"), the Company will, as soon as possible thereafter, but in any event, on the date on which the Company files a preliminary prospectus, registration statement or other offering document in connection with an Issuance that constitutes a public offering of Offered Securities, and at least 10 Business Days prior to the expected completion date of the Issuance in the case of a private placement, give written notice of the Issuance (the "Offering Notice") to the Investor including, to the extent known by the Company, full particulars of the Offering, including the number of Offered Securities, the rights, privileges, restrictions, terms and conditions of the Offered Securities, the price per Offered Security to be issued under the Offering, the expected use of proceeds of the Offering and the expected closing date of the Offering.

(e) The Company agrees that, subject to Section 2.2(f) and the receipt of all required regulatory approvals (including the approval of the TSX and the NYSE Amex), the Investor has the right (the "Participation Right"), upon receipt of an Offering Notice, to subscribe for and to be issued at the price per Offered Security and otherwise on substantially the terms and conditions of the Offering:

(i)
in the case of an Offering of Common Shares, up to such number of Common Shares that will allow the Investor to be the holder of 19.9% of the issued and outstanding Common Shares, after giving effect to such issuance, as of the Closing Date;  and

(ii)
in the case of an Offering of Offered Securities (other than Common Shares), up to such number of Offered Securities that will (assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Offering and issuable pursuant to this Section 2.2(e)) allow the Investor to be the holder of 19.9% of the issued and outstanding Common Shares as of the Closing Date, on a partially diluted basis.

(f) If the Investor wishes to exercise the Participation Right, the Investor shall give written notice to the Company (the "Exercise Notice") of the exercise of such right and of the number of Offered Securities, the Investor wishes to purchase within 10 Business Days after the date of receipt of an Offering Notice, or in the case of a public offering that is a "bought deal", within three Business Days of receipt of an Offering Notice (the "Notice Period"), failing which

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the Investor will not be entitled to exercise the Participation Right in respect of such Offering or Issuance.

(g) If the Company receives an Exercise Notice from the Investor within the Notice Period, then the Company shall, subject to the receipt and continued effectiveness of all required approvals (including the approval(s) of the TSX, the NYSE Amex and any other stock exchange or over-the-counter market on which the Common Shares are then listed and/or traded and any required approvals under Securities Laws), which approvals the Company shall use all commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations, seeking shareholder approval (if required) in the manner described below, and having management and each member of the Board voting their Common Shares and all votes received by proxy in favour of the issuance of the Offered Securities to the Investor), issue to the Investor, on a private placement basis, against payment of the subscription price payable in respect thereof, that number of Common Shares or other Offered Securities, as applicable, set forth in the Exercise Notice.

(h) The closing of any private placement in respect of which the Participation Right has been exercised by the Investor will take place on a date that is within 45 days of the notice of the private placement or a notice of price protection in respect of that private placement being given to the TSX. If the Investor requires any filings, applications, consents and approvals under the Laws of the People's Republic of China to complete the exercise of its Participation Rights, and cannot therefore participate in the Issuance, the Company will use its commercially reasonable efforts to issue to the Investor Common Shares in a subsequent transaction that will allow the Investor to be the holder of 19.9% of the issued and outstanding Common Shares as of the Closing Date.

2.3	Satisfaction of the Subscription Price

Subject to the satisfaction of the terms and conditions herein, on the Closing Date the Investor shall pay, or cause to be paid to the Company, in full satisfaction of the aggregate Subscription Price, the Subscription Proceeds by wire transfer in immediately available funds.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

The Company hereby represents and warrants to the Investor as follows and acknowledges that the Investor is relying on such representations and warranties in completing its subscription for the Subscription Shares:

(a)	Organization.

(i)
The Company has been duly incorporated and continued and is a corporation validly existing under the Laws of the Province of British Columbia.  The Company has the corporate power and capacity to own and lease its property and to carry on the Business as currently conducted.

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The Company is duly qualified, licensed or registered to do business in each jurisdiction in which the nature of the Business or the property or assets owned or leased by it make such qualification necessary, and is not otherwise precluded from carrying on the Business or owning or leasing property or assets in such jurisdictions by any other commitment, agreement or document. No proceeding has been instituted or, to the Company's knowledge, threatened in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification. The Company is up-to-date in all its corporate filings and is in good standing under applicable corporate Laws.

(ii)
The Subsidiary has been duly incorporated and is a corporation validly existing under the Laws of the Province of British Columbia.  The Subsidiary has the corporate power and capacity to own and lease its property and to carry on its business as currently conducted.  The Subsidiary is duly qualified, licensed or registered to do business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it make such qualification necessary, and is not otherwise precluded from carrying on business or owning or leasing property or assets in such jurisdictions by any other commitment, agreement or document.  No proceeding has been instituted or, to the Company's knowledge, threatened in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification.  The Subsidiary is up-to-date in all its corporate filings and is in good standing under applicable corporate Laws.  The Subsidiary is an inactive corporation and does not carry on any business, own any material assets or have any material liabilities.

(b)
Authorization.  The Company has (and each of the Venture Entities will have on the Closing Date) the requisite power and authority to enter into each of the Transaction Agreements to which it is or will become a party, and to perform its obligations thereunder.  Each of the Transaction Agreements to which the Company or a Venture Entity is or will become a party has been, or will be at the Closing Time, as applicable, duly authorized, executed and delivered by the Company or such Venture Entity, as applicable, and each Transaction Agreement to which the Company or a Venture Entity is or will become a party is or will be a valid and binding agreement of the Company or such Venture Entity, as applicable, enforceable against such party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(c)
Books and Records.  The minute books and corporate records of the Company are true and correct in all material respects and contain substantially all minutes of all meetings and all resolutions of the shareholders or directors (or any committee thereof) of the Company as at the date hereof and on the Closing Date will

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contain substantially all minutes of all meetings and all resolutions of the shareholders or directors (or any committee thereof) of the Company.

(d)
Authorized and Issued Capital.  The authorized capital of the Company consists of an unlimited number of Common Shares, without par value, of which 100,156,597 Common Shares have been validly issued and are outstanding.  All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly authorized and issued, in compliance with applicable Laws and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from the Company any Common Shares or other security of the Company.

(e)	Share Terms. The rights, privileges, restrictions and conditions attached to the Common Shares of the Company are as set out in the Notice of Articles and the Articles.

(f)
Issuance of Shares.  The Company has the full power and authority to issue the Subscription Shares.  The issuance of the Subscription Shares has been duly authorized and at the Closing Time, and upon payment of the aggregate Subscription Price, the Subscription Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company and at the Closing Time, the Investor will be the legal and registered owner of the Subscription Shares and will have good title thereto free and clear of all Encumbrances, other than as may be imposed as a result of the application of any Applicable Laws to the Investor or as are imposed as a result of any actions taken by, or transactions entered into by, the Investor.

(g)
No Acquisition or Repurchase Rights.  Except as set out in Schedule 3.1(g), no Person has any option, warrant, right (pre-emptive, contractual or otherwise) or other security or conversion privilege issued or granted by the Company or any of its Affiliates that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire (whether or not subject to conditions) Common Shares or other securities of the Company, including pursuant to one or more multiple exercises, conversions and/or exchanges or other securities or rights (pre-emptive, contractual or otherwise) (collectively, "Acquisition Rights") or to require the Company to purchase, redeem or otherwise acquire any of its issued and outstanding Common Shares (collectively, "Repurchase Rights").  Schedule 3.1(g) sets out the number, date of expiry and exercise price of each Acquisition Right and Repurchase Right, as applicable.  Except as set out in Schedule 3.1(g), no shareholder or other Person has any pre-emptive right or right of first refusal in respect of the allotment and issuance of any unissued Common Shares or other securities of the Company.

(h)
Capitalization.  No securities of the Company are issued and outstanding other than the Common Shares referred to in Section 3.1(d) and the Acquisition Rights set out in Schedule 3.1(g).  To the knowledge of the Company, other than as set out on Schedule 3.1(h), there are no Significant Shareholders of the Company.

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The Company is not a party to any Contract pursuant to which a Person has the right to become a Significant Shareholder.

(i)
Transfer Agent.  Computershare Investor Services Inc. at its principal offices in the City of Vancouver is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares.

(j)
Voting and Registration Rights.  The Company is not a party or subject to any agreement or understanding, and to the knowledge of the Company there is no agreement between any securityholders of the Company that affects or relates to the voting or giving of written consents with respect to, any of the Company's securities.  The Company has not granted any registration rights or similar rights with respect to its securities to any Person.

(k)	Regulatory Matters.

(i)
The Company is a "reporting issuer" only in the Provinces of British Columbia, Alberta and Ontario and is not included in a list of defaulting reporting issuers maintained by the Securities Regulators in the Provinces of British Columbia, Alberta and Ontario.  The Company has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Regulator seeking to revoke the Company's reporting issuer status.  The Common Shares are registered under the Exchange Act.  All filings and fees required to be made and paid by the Company pursuant to Securities Laws and general corporate law have been made and paid.

(ii)
Since December 31, 2009, as of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable Securities Laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  There is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed with the Securities Regulators.  The Company has not filed any confidential material change report or other confidential report with any Securities Regulator or other Governmental Entity which at the date hereof remains confidential.  All material agreements required to be filed with the Securities Regulators by the Company pursuant to Securities Laws have been filed.

(iii)	The Technical Report complies in all material respects with the provisions of NI 43-101.

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(l)	Listing of Common Shares.

(i)
The Common Shares are listed and posted for trading on the TSX and the NYSE Amex and no order ceasing or suspending trading in any securities of the Company or prohibiting the sale or issuance of the Subscription Shares or the trading of any of the Company's issued securities has been issued and no (formal or informal) proceedings for such purpose are pending or, to the knowledge of the Company, have been threatened.

(ii)
The Company has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX or the NYSE Amex and the Company is currently in compliance in all material respects with the rules and regulations of the TSX and the NYSE Amex.

(m)
Dividends and Distributions.  The Company has not, directly or indirectly, declared or paid any dividends or declared or made any other distributions on any of its shares of any class and has not agreed to do so.

(n)
Subsidiaries.  The Company has no subsidiaries other than the Subsidiary, does not beneficially own any securities of any Person other than the Subsidiary and, other than as contemplated by the Transaction Agreements, has no agreements of any nature to acquire any securities of any person or acquire or lease any other business operations.  The Company is the registered and beneficial holder of all of the outstanding equity and voting securities of the Subsidiary.  The Company has not carried on any business in any entity other than the Company, the Subsidiary or its predecessors.

(o)
Related Party Transactions.  Except as disclosed in the Public Disclosure Documents, since December 31, 2009, the Company has not: (i) made any payment or loan to, or borrowed any moneys from or otherwise been indebted to, any Related Party of the Company having a value exceeding $100,000 over a 12 month period or $20,000 in any given 30 day period; (ii) been a party to any Contract with any Related Party of the Company having a value exceeding $100,000 over a 12 month period or $20,000 in any given 30 day period; and (iii) to the knowledge of the Company, no officer or director of the Company and no entity which is an Affiliate or Associate of one or more of such individuals:

(A)
owns, directly or indirectly, any interest in (except for shares representing less than 10% of the outstanding shares of any class or series of any publicly traded company), or is an officer, director or employee of or consultant to, any Person which is, or is engaged in business as, a competitor of the Business or the Company or a lessor, lessee, supplier, distributor, agent or customer of the Business or the Company;

(B)	owns, directly or indirectly, in whole or in part, any property that the Company uses or intends to use in the operation of the Business; or

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(C)
has any cause of action or other Claim whatsoever against, or owes any amount to, the Company, except for any liabilities reflected in the Financial Statements and claims in the ordinary course of business for accrued vacation pay and accrued benefits.

(p)
Restrictive Documents.  Other than as disclosed in Schedule 3.1(g), the Company is not subject to, or a party to, any restriction under its Notice of Articles or Articles, any Laws, any Claim, any Contract or instrument, any Encumbrance or any other restriction of any kind or character which does or would prevent or restrict (i)  the consummation of the transactions contemplated by the Transaction Agreements, (ii) the compliance by the Company and the Venture Entities, as applicable, with the terms, conditions and provisions thereof, (iii) subject to meeting the applicable liquidity requirements under applicable corporate law, the declaration of dividends by the Company, or (iv)  the operation of the Business by the Company and the Venture Entities, including as contemplated to be conducted by the Company as disclosed in the Public Disclosure Documents and contemplated by the Transaction Agreements, provided the Required Permits are issued.

(q)	Permits.

(i)
Schedule 3.1(q)(i) describes each Permit held by or granted to the Company, the applicable permit number, the dates of grant and of expiry and any applicable renewal rights.  Each Permit held by or granted to the Company is validly subsisting and in good standing and the Company is not in default or breach of any such Permit and no proceeding is pending or, to the knowledge of the Company, threatened to revoke or limit any such Permit and, to the knowledge of the Company, there are no facts or circumstances that may be likely to result in such a revocation or limitation.  To the knowledge of the Company, there are no grounds, facts or circumstances that could reasonably be expected to prevent the renewal of any Permit held by or granted to the Company.  The Company has provided to the Investor a true and complete copy of each Permit held by or granted to the Company and all amendments thereto.

(ii)
To the knowledge of the Company, other than the Permits set out in Schedule 3.1(q)(i) and the Permits set out in Schedule 3.1(q)(ii) (the "Required Permits"), there are no other material Permits necessary to explore, develop, construct, operate, close or rehabilitate the Business, including as contemplated by the Company  and disclosed in the Public Disclosure Documents and contemplated in the Transaction Agreements.  The Company expects to be able to obtain in due course all Required Permits.

(r)
Real Property.  Except for the Mineral Rights and as disclosed in Schedule 3.1(r), neither the Company nor the Subsidiary holds any freehold, leasehold or other real property interests or rights (including licences from landholders permitting

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the use of land, leases, rights of way, occupancy rights, surface rights and easements) (collectively, "Real Property").

(s)	Mineral Rights.

(i)
Schedule 3.1(s)(i) describes all mineral interests, mining concessions, mining tenements or other mineral rights owned by or subject to any licence or similar agreement in favour of the Company that is material to the Business (the "Mineral Rights").  Neither the Company nor the Subsidiary holds, licences or has any other material interest in any mineral interests, mining concessions, mining tenements or other mineral rights other than the Mineral Rights.

(ii)	The Mineral Rights have been properly located and recorded in compliance with applicable Laws and are comprised of valid and subsisting mineral claims.

(iii)	The Company is the registered and beneficial owner of the Mineral Rights with good and marketable title thereto, free and clear of any title defect or Encumbrance other than the Altius Royalty.

(iv)
The Mineral Rights constitute all of the right, title and interest necessary or appropriate to authorize and enable the Company to carry on the Business, including as disclosed in the Public Disclosure Documents and contemplated by the Transaction Agreements.

(v)
The Company has the exclusive right to deal with the Mineral Rights subject to the Altius Royalty, and there are no restrictions on the ability of the Company to use, transfer or exploit the Mineral Rights other than pursuant to applicable Laws.

(vi)
Other than Altius pursuant to the Altius Royalty, no Person other than the Company has any interest in the production or profits to be obtained in the future from the Mineral Rights or any royalty in respect thereof or any right to acquire any such interest and as the Company has made all payments required to be made to Altius in respect of the Altius Royalty.

(vii)	There are no farm-in or earn-in rights, rights of first refusal or similar rights or provisions which could materially affect the Mineral Rights.

(viii)	The Company has not received any notice, whether written or oral, from any Governmental Entity or any Person of any revocation or intention to revoke the interest of the Company in any Mineral Rights.

(ix)
The Mineral Rights are in good standing under applicable Laws; all work required to be performed has been performed and all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

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(x)
All mining operations and all exploration activities in respect of the Mineral Rights have been conducted in accordance with good mining and engineering practices and all material workers' compensation and health and safety regulations have been complied with.

(xi)
Except for Claims by the aboriginal groups in Schedule 3.1(qq), details of which have been disclosed to the Investor, there are no Claims that have been commenced, are pending or, to the knowledge of the Company, are threatened against the Company nor is there a state of facts or events that may give rise thereto, which could affect the title to or right to explore or develop the Mineral Rights.

(t)	Title to Personal and Other Property.

(i)
All of the personal property of the Company and the Subsidiary are owned beneficially by the Company or the Subsidiary, as applicable, with good and marketable title thereto, free and clear of all Encumbrances.

(ii)	Each of the Company and the Subsidiary has valid leasehold title to all personal property leased to it under the personal property leases to which it is a party.

(iii)
Schedule 3.1(t) lists all of the tangible assets, machinery, equipment, furniture, office equipment, computer hardware and software that is owned or leased by the Company or the Subsidiary on the date hereof with a purchase price or annual lease payment of more than $50,000 per item.  All of the property and assets listed in Schedule 3.1(t) are in good operating condition, having regard to the use and age thereof, except only for reasonable wear and tear.

(u)
Expropriation.  No property or asset (including the Mineral Rights) of the Company or the Subsidiary has been taken or expropriated by any Governmental Entity or Person nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or commence any such proceeding.

(v)
No Options, Etc.  No Person has any Contract (including an option) or any right or privilege capable of becoming a Contract to acquire (whether or not subject to conditions) from the Company or the Subsidiary any of its material property (or any interest therein) or assets (including the Mineral Rights).

(w)	Compliance with Laws.

(i)	Neither the Company nor the Subsidiary has been or is in breach or violation of:

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(A)	any of the terms, conditions or provisions of its constating documents or resolutions of its shareholders or directors (or any committee thereof);

(B)	any Permit; or

(C)
any Laws applicable to, or any Order of any Governmental Entity having jurisdiction over, the Business, the Company, the Subsidiary or their respective property or assets (including the Mineral Rights and the Real Property), except for such breaches as have not had or could not reasonably be expected to have a Material Adverse Effect.

(ii)	The Company is not aware of any Law, or proposed Law, which will have or could reasonably be expected to have a Material Adverse Effect.

(x)
Consents and Approvals.  There is no requirement under the Securities Laws for the Company to make any filing, give any notice, obtain any Permit or take any proceeding as a condition to the lawful consummation of the transactions contemplated by the Transaction Agreements, other than the filing by the Company of a Form 45-106F1- Report of Exempt Distributions with the British Columbia Securities Commission within 10 days following the Closing Date, and the approval of, and the filings required to be made prior to or following Closing under the published rules of, the TSX and the NYSE Amex.  Other than as set out in Schedule 3.1(g), there is no requirement under any Material Contract of the Company to give any notice to, or to obtain the consent or approval of, any party to such Contract in respect of the Transaction Agreements or the transactions contemplated hereunder and thereunder.

(y)
No Violation.  The execution and delivery by the Company and each Venture Entity of each Transaction Agreement to which it is a party, and the performance by it of its obligations thereunder, including, in the case of the Company, the issuance of the Subscription Shares to the Investor, and assuming issuance of the Required Permits, the conduct if the Business described in the Public Disclosure Documents and as contemplated by the Transaction Agreements, will not result in either:

(i)
the breach or violation of any of the provisions of, or constitute a default under or conflict with or cause the acceleration of any obligation of the Company or any Venture Entity under, or give any Person a right to terminate, cancel or modify:

(A)	any Contract to which the Company or any Venture Entity is bound, or by which any of its property or assets (including the Mineral Rights) are bound;

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(B)	any provision of the constating documents or any resolution of the shareholders, partners or directors (or any committee thereof) of the Company or the Venture Entities;

(C)	subject to receipt of necessary approvals of the TSX and the NYSE Amex, any applicable Laws; or

(D)	any Permit or Required Permits; or

(ii)	the creation or imposition of any Encumbrance on the Subscription Shares or any property or assets (including the Mineral Rights) of the Company or a Venture Entity.

(z)
Material Contracts.  All Material Contracts, and any agreement which exists in draft or unsigned form or in respect of which a term sheet, letter of intent, memorandum of understanding or other similar document exists which would, upon execution of the definitive agreement, constitute a Material Contract, have been disclosed to the Investor and true and complete copies thereof have been delivered to the Investor on or prior to the date hereof.  Neither the Company nor, to the Company's knowledge, any other Person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Company or such other Person under any Material Contract to which the Company is a party or by which it is otherwise bound and each such Material Contract is in good standing, constitutes a valid and binding agreement of each of the parties thereto, is in full force and effect and is enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction, and no event has occurred which, with notice or lapse of time or both, would constitute such a default by the Company or, to the Company's knowledge, any other Person.  The Company has no knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any such Material Contract and the Company has not received notice of any intention to terminate any such Material Contract or repudiate or disclaim any transaction contemplated thereby.  Other than the Transaction Agreements and the transactions contemplated thereunder, the Company does not have any agreements of any nature whatsoever to acquire, merge or enter into any business combination or joint venture agreement with any other entity, or to acquire any other business operations or to enter into any off-take arrangement.

(aa)
Debt Instruments.  Except as disclosed in the Public Disclosure Documents, neither the Company nor the Subsidiary is party to or bound by or subject to: (i) any bond, debenture, promissory note, credit facility or other Contract evidencing indebtedness or potential indebtedness for borrowed money; or (ii) any contract, whether written or oral, to create, assume or issue any of the foregoing.

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(bb)
No Liabilities.  Except as disclosed in the Public Disclosure Documents, neither the Company nor the Subsidiary has any liabilities, direct or indirect, contingent or otherwise, which have, or could reasonably be expected to have, a Material Adverse Effect.  Without limiting the generality of the foregoing, neither the Company nor the Subsidiary has any material obligation or liability except as disclosed in the Public Disclosure Documents or those arising in the ordinary course of business.

(cc)
Litigation.  There are no Orders which remain unsatisfied against the Company or the Subsidiary or consent decrees or injunctions to which the Company or the Subsidiary is subject.  There are no investigations, actions, suits or proceedings at Law or in equity or by or before any Governmental Entity now pending or affecting or, to the knowledge of the Company, threatened against the Company or the Subsidiary (or their respective properties or assets) and, to the knowledge of the Company, there is no ground on which any such action, suit or proceeding might be commenced.

(dd)
Financial Matters.  The Financial Statements have been prepared in accordance with International Financial Reporting Standards (IASB) applied on a consistent basis throughout and complied, as of their date of filing, with the applicable published rules and regulations of the TSX and applicable Securities Laws, and the Financial Statements, together with the applicable certifications filed by the Company in connection with the Financial Statements in accordance with NI 52-109, present fairly, in all material respects, the financial condition of the Company, on a consolidated basis, for the period then ended.  The Company does not intend to correct or restate, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of the Financial Statements.

(ee)
Off-Balance Sheet Financing.  There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or the Subsidiary with unconsolidated entities or other persons.

(ff)
Independence of Auditors.  Davidson & Company LLP has been the auditor of the Company since February 9, 2010 and is "independent" as required under Securities Laws.  Since December 31, 2009, there has never been a "reportable event" (within the meaning of NI 51-102) with the present or any former auditor of the Company.

(gg)	Disclosure Controls & Procedures and Internal Controls. The Company is in compliance with NI 52-109.

(hh)
No Insolvency Proceedings.  To the knowledge of the Company, there has not been any petition filed, or any judicial or administrative proceeding commenced which has not been discharged, by or against the Company or the Subsidiary or with respect to any asset of the Company or the Subsidiary under any applicable Laws relating to bankruptcy, insolvency, reorganization, fraudulent transfer, compromise, arrangement of debt or creditors' rights and no assignment has been made for the benefit of the creditors of the Company or the Subsidiary.  Neither the Company nor the Subsidiary has authorized any action with respect to its bankruptcy, insolvency, liquidation, dissolution or winding-up.

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(ii)
No Material Change.  Except as disclosed in the Public Disclosure Documents, since December 31, 2009 no change has occurred in any of the assets, business, financial condition or results of operations of the Company or the Subsidiary which, individually or in the aggregate, has had, will have or could reasonably be expected to have a Material Adverse Effect.

(jj)	Absence of Change. Except as disclosed in the Public Disclosure Documents, since December 31, 2009, neither the Company nor the Subsidiary has:

(i)
paid or satisfied any obligation or liability, absolute or contingent, other than current liabilities or obligations reflected in the Financial Statements and current liabilities or obligations incurred in the ordinary course of business;

(ii)
declared, set aside or paid any dividend, redeemed or repurchased any outstanding shares, or made any distribution of its properties or assets to its shareholders, other than salaries, fees and other compensation paid in each case in the ordinary course of business;

(iii)	suffered a material loss, destruction or damage to any of its property or assets (including the Mineral Rights), whether or not insured;

(iv)	authorized or agreed to any material change in the terms and conditions of employment of its personnel, including any benefit, pension or retirement plan;

(v)	waived or cancelled any material right, claim or debt owed to it;

(vi)	transferred, assigned, sold or otherwise disposed of any of its material assets;

(vii)
incurred or assumed or guaranteed any liability, obligation or expenditure of any nature, absolute or contingent, other than liabilities incurred in the ordinary course of business in an amount less than $150,000 in the aggregate;

(viii)
committed to make or perform any capital expenditures or maintenance or repair projects, except for capital expenditures or maintenance or repair projects with a value not greater than $250,000 in the aggregate;

(ix)	entered into any commitment or transaction not in the ordinary course of business;

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(x)	entered into or authorized or agreed to any changes in any Material Contract other than in the ordinary course of business;

(xi)	made or agreed to make any bonus or profit sharing distribution or payment of any kind, other than bonuses to employees in the ordinary course of business;

(xii)	arranged any debt financing or incurred or increased its indebtedness for borrowed money;

(xiii)	made any change in any method of accounting or auditing practice except as disclosed in the Financial Statements;

(xiv)
mortgaged, pledged, subjected to lien, granted a security interest in or otherwise Encumbered any of its property or assets (including the Mineral Rights), whether tangible or intangible, other than pursuant to the Altius Royalty;

(xv)	made any gift of money or of any property or assets to any individual or Person; or

(xvi)	authorized, agreed or otherwise become committed to do any of the foregoing.

(kk)	Taxes.

(i)
The Company and the Subsidiary have duly filed on a timely basis all Tax Returns required to be filed by them and all such returns are true, correct and complete in all material respects.  The Company and the Subsidiary have paid all Taxes which are due and payable by them, and all assessments, reassessments, governmental charges, penalties, interest and fines due and payable by them.  The Company and the Subsidiary have made adequate provision for Taxes payable by them for the current period and any previous period for which Tax Returns are not yet required to be filed.  Except as disclosed in Schedule 3.1(kk), there are no audits, actions, suits, proceedings, investigations or claims pending or, to the knowledge of the Company, threatened against the Company or the Subsidiary in respect of Taxes, governmental charges or assessments, nor are any material matters under discussion with any governmental authority relating to Taxes, governmental charges or assessments asserted by any such authority.  The Company and the Subsidiary have withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of Canada, the amount of all Taxes and other deductions required to be withheld therefrom and have paid the same to the proper taxing authority within the time required under any applicable Laws.  The Company and the Subsidiary have remitted to the appropriate tax authority when required by Law to do so all amounts collected by it on account of GST, HST and other Taxes.  The Canadian

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federal income tax liability of the Company has been assessed by the Canada Revenue Agency for all financial years up to and including the financial year ended December 31, 2010 and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return by, or payment of any Tax, governmental charge or deficiency against, the Company or the Subsidiary. The Company has provided to the Investor a true copy of all Tax Returns filed by the Company in respect of the three last completed taxation years of the Company.

(ii)	Except as disclosed in the Public Disclosure Documents, neither the Company nor the Subsidiary is a party to a Contract with any Person not dealing at arm's length with the Company.

(iii)
To the knowledge of the Company, neither the Company nor the Subsidiary has, either directly or indirectly, transferred property to or acquired property from a person with whom it was not dealing at arm's length for purposes of the Tax Act for consideration other than consideration equal to the fair market value of the property at the time of the disposition or acquisition thereof.  To the knowledge of the Company, for all transactions between the Company and any person who is not resident in Canada for purposes of the Tax Act with whom the Company was not dealing at arm's length for purposes of the Tax Act, the Company has made or obtained records or documents that meet the requirements of paragraphs 247(2)(a) to (c) of the Tax Act.

(ll)	Investment Company. On the date hereof, the Company is not an "investment company" within the meaning of the United States Investment Company Act of 1940, as amended.

(mm)
Foreign Corrupt Practices.  Neither the Company nor the Subsidiary, nor, to the knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or the Subsidiary has, in the course of its actions: (i) used, or authorized the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made, or authorized the making of, any direct or indirect unlawful payments to any Canadian, Chinese or other foreign government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act or any similar act under any Laws that the Company is subject to; or (iv) made, or authorized the making of, any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

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(nn)	Employee Matters.

(i)
Schedule 3.1(nn)(i) lists all individuals employed by the Company and all consultants performing services for the Company pursuant to Contracts, true and complete copies of which have been provided to the Investor.  The Company is not aware of any breaches of any employment or consulting Contract to which it is party.  Except as listed in Schedule 3.1(nn)(i), the Company does not have any employment or consulting Contract or other Contract pursuant to which such services are provided.

(ii)
All accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canada Pension Plan premiums, accrued wages, salaries and commissions, if any, have been accurately reflected in the books and records of the Company.

(iii)
The Company is not bound by or a party to any collective bargaining agreement or any benefit plan including any pension plan, profit sharing plan, retirement plan, compensation deferral plan or other plan or arrangement of a similar nature maintained by or on behalf of the Company for any of its employees.

(iv)
No labour dispute, work stoppage or labour strike with the employees of the Company exists, is pending or imminent or, to the knowledge of the Company, is threatened or reasonably anticipated, and to the knowledge of the Company, there is no existing, pending or imminent labour disturbance by the employees of any of its principal suppliers, manufacturers, customers or contractors.

(v)
The Company has been and is in compliance with all applicable Laws with respect to employment and labour and there are no current or, to the knowledge of the Company, pending or threatened proceedings before any Governmental Entity with respect to any of the Company's employees.  There are no complaints, claims, charges, levies or penalties outstanding or, to the knowledge of the Company, anticipated, nor are there any Orders, directions or convictions currently registered or outstanding by any Governmental Entity against or in respect of the Company under or in respect of any employment or labour Laws.

(vi)	The Subsidiary does not employ any individuals and does not currently have any consulting arrangements with any Person.

(oo)	Bargaining Rights. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent:

(i)	holds bargaining rights with respect to any of the employees of the Company by way of certification, interim certification, voluntary recognition, designation or successor rights;

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(ii)	has applied to be certified as the bargaining agent of any of the employees of the Company; or

(iii)	has applied to have the Company declared a related or common employer or successor employer pursuant to applicable labour or employment Laws.

(pp)	Environmental.

(i)	To the knowledge of the Company, the Company, the Subsidiary, the Business, the Mineral Rights and the Real Property and all operations thereon have been and are in compliance with Environmental Laws.

(ii)
The Permits identified on Schedule 3.1(q)(i) and the Required Permits identified in Schedule 3.1(q)(ii) include all material Permits required under Environmental Laws to explore, develop, exploit, operate, close, reclaim and rehabilitate the Business, the Mineral Rights or the Real Property.  The Company expects to be able to obtain in due course all Required Permits required under Environmental Laws.

(iii)
The Company and the Subsidiary have not used or permitted to be used, except in compliance with all Environmental Laws, any of the Real Property to release, dispose, recycle, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substance.

(iv)
To the knowledge of the Company, there is no presence of any Hazardous Substance on, in or under any of the Real Property or any formerly owned, leased, managed or otherwise controlled real property interests or rights, in each case which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(v)
Neither the Company, the Subsidiary, the Business, the Mineral Rights, the Real Property nor any of the Company's or the Subsidiary's other property or assets is subject to any current, or, to the knowledge of the Company, any pending or threatened:

(A)
Claim, notice, allegation, investigation, application, Order, requirement or directive that relates to environmental, natural resources, Hazardous Substances, human health or safety matters, and which may require or result in any work, repairs, rehabilitation, reclamation, remediation, construction, obligations, liabilities or expenditures (and, to the knowledge of the Company, there is no basis for such a Claim, notice, allegation, investigation, application, Order, requirement or directive); or

(B)
allegation, demand, direction, Order, notice or prosecution with respect to any Environmental Law applicable thereto including any Laws respecting the use, storage, treatment, transportation, rehabilitation, reclamation, remediation or disposition of any

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Hazardous Substance (including without limitation tailings, waste rock, sediment from erosion, wastewater and surface water run-off) from the Business, the Mineral Rights, the Real Property or any of the Company's or the Subsidiary's other property or assets and neither the Company not the Subsidiary has settled any allegation of non-compliance with Environmental Laws prior to prosecution.

(vi)
The Company has provided to the Investor a true and complete copy of each environmental audit, assessment, study or test of which it is aware relating to the Business, the Mineral Rights, the Real Property or any of the Company's or the Subsidiary's other property or assets, including any environmental and social impact assessment study reports.

(vii)
There are no pending or, to the knowledge of the Company, proposed changes to Environmental Laws that would render illegal or materially restrict the operations of the Company, the Subsidiary, the Venture Entities or the Business, including as contemplated by the Company as disclosed in the Public Disclosure Documents and the Transaction Agreements.

(qq)
Aboriginal Matters.  Except as specifically disclosed in Schedule 3.1(qq), there are no aboriginal persons or groups, or persons acting on behalf of any aboriginal person or group, from which the Company has received any notice of, or that the Company is aware of having, any Claim or assertion, written or oral, whether proven or unproven, in respect of aboriginal rights, aboriginal title, treaty rights or any other aboriginal interest in or in relation to all or any portion of the Business, the Mineral Rights or the Real Property.  The Company has delivered to the Investor all material correspondence, notices and other documents of which the Company is aware, from or involving any aboriginal person or group or any person acting on behalf of any aboriginal person or group relating to the Business, the Mineral Rights or the Real Property including any such correspondence, notices or other documents regarding the development of any impact benefit agreements or other similar arrangements that have been proposed to any aboriginal person or group potentially affected by the Business.  The Company's aboriginal consultation to date regarding the proposed exploration, development, construction, operation, closure and rehabilitation of the Kami Project has been appropriate and consistent in scope with similar projects of this nature in the Provinces of Quebec and Newfoundland and Labrador.

(rr)
Insurance.  The property and assets of the Company, the Subsidiary and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses in the relevant jurisdictions, and such coverage is in full force and effect, and neither the Company nor the Subsidiary has breached the terms of any policies in respect thereof nor failed to promptly give any notice or present any material claim thereunder.  There are no material claims by the Company or the Subsidiary under any such policy as

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to which any insurance company is denying liability or defending under a reservation of rights clause. To the knowledge of the Company, each of the Company and the Subsidiary will be able (i) to renew existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Affect.

(ss)
Intellectual Property.  The Company and the Subsidiary own or possess the right to use all Intellectual Property and the Company is not aware of any claim to the contrary or any challenge by any other Person to the rights of the Company or the Subsidiary with respect to the foregoing.  To the Company's knowledge, the Business as now conducted does not, and as currently proposed to be conducted by the Venture Entities (including pursuant to the Transaction Agreements) will not, infringe or conflict with, in any material respect, patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any Person.  No claim has been made against the Company alleging the infringement by the Company or the Subsidiary of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any Person.

(tt)
No Finders.  Other than Cuda International Ltd. and GMP Securities L.P., no Finder acted for the Company or the Subsidiary in connection with this Agreement.  Neither the Company nor the Subsidiary is a party to any Contract with any Finder and neither the Company nor the Subsidiary owes any compensation, including by way of the issuance of securities, to any Finder in respect of this Agreement other than Cuda International Ltd. and GMP Securities L.P., or in respect of any potential future transaction(s) involving the Company or the Subsidiary.

(uu)
No Misrepresentation.  All information which has been prepared by the Company relating to the Company, the Subsidiary and their respective business, properties and liabilities and either publicly disclosed or provided to the Investor, including all financial, marketing, sales and operational information provided to the Investor and all Public Disclosure Documents is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading.

(vv)
Venture Entities.  On the Closing Date, each Venture Entity will be duly formed or incorporated and validly existing under the laws of the Province of Ontario and the Company will be the direct or indirect holder of all of the outstanding equity and voting securities of the Venture Entities.

(ww)
Full Disclosure.  To the knowledge of the Company, there is no matter, thing, information, fact, data or interpretation thereof relative to the Company, the Subsidiary, the Business or any of their respective property and assets (including the Mineral Rights) which could reasonably be expected to have a significant effect on the price or value of the Common Shares which has not been disclosed to the Investor.

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3.2	Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Company as follows and acknowledges that the Company is relying on such representations and warranties in completing its issuance of the Subscription Shares:

(a)
Organization.  The Investor is organized and validly existing under the Laws of the People's Republic of China, with full power, authority and legal capacity to own or to hold the Subscription Shares and to complete the transactions to be completed by it as contemplated in the Transaction Agreements.

(b)
Authorization.  Each of the Transaction Agreements has been duly authorized by all requisite action on its part, and upon execution and delivery of the same, shall be enforceable against it in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violations. The entering into of the Transaction Agreements will not result in a violation of any of the terms and provisions of any Law applicable to the Investor or its constituting documents.

(d)	Residency. It is resident in the People’s Republic of China.

(e)
Accredited Investor.  It is an "accredited investor" within the meaning of NI 45-106.  It is not a person within the United States, the Common Shares were not offered to it in the United States, and this Agreement has not been signed by it in the United States.

(f)	No Offering Document. It has not received any offering document or disclosure document relating to the Subscription Shares.

(g)	Collection of Personal Information.

(i)
The Investor acknowledges and consents to (i) the Company delivering to the applicable Securities Regulators, any personal information provided by the Investor respecting itself which is required to be provided in satisfaction of the Company's obligations pursuant to Securities Laws, including the information required by Form 45-106F1- Report of Exempt Distributions.

(ii)
The Investor acknowledges that its name and other specified information, including the number of Subscription Shares subscribed for hereunder, may be disclosed to (A) other Canadian securities regulatory authorities and may become available to the public in accordance with the

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requirements of applicable Laws and (B) authorities pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada). The Investor consents to the disclosure of that information.

(h)	Canadian Legend. The Investor acknowledges that the certificate representing the Subscription Shares will bear the following Canadian legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MUST NOT TRADE THE SECURITIES BEFORE [INSERT DATE THAT IS 4 MONTHS AND A DAY AFTER THE CLOSING DATE]".

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER THE SAID SECURITIES CANNOT BE FREELY TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

3.3	Survival of Representations and Warranties

The representations and warranties of a party herein shall survive the Closing Date until the second anniversary thereof, unless bona fide notice of a claim shall have been made in writing before such date, in which case the representation and warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of the claim, notwithstanding any investigation made by or on behalf of the party entitled to rely on such representation and warranty, and provided that (a) the representations and warranties set out in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(e), 3.1(f), 3.1(g), 3.1(h), 3.1(r), 3.1(s), 3.2(a) and 3.2(b) shall continue in full force and effect without limitation of time, (b) the representations and warranties in Section 3.1(kk) (Taxes) shall survive and continue in full force and effect until 90 days following the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for Taxes or interest or penalties upon Taxes under applicable Law in respect of any taxation year to which such representations and warranties extend could be issued under such Law and (c) the representations and warranties set out in Section 3.1(pp) (Environmental) and Section 3.1(qq) (Aboriginal Matters) shall survive the Closing Date and continue in full force and effect until the fifth anniversary thereof.  Notwithstanding the foregoing, a claim for any breach of any of the representations and warranties contained in this Agreement involving fraud or fraudulent misrepresentation may be made at any time following the date hereof, subject only to applicable limitation periods imposed by applicable Law.

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ARTICLE 4
COVENANTS

4.1	Access

The Company shall forthwith make available to the Investor and its authorized representatives and, if requested by the Investor, provide a copy to the Investor, of all title documents, Contracts, financial statements, minute books, plans, reports, licences, orders, Permits, constating documents and other material documents, information and data relating to the Company, the Subsidiary and the Business that is reasonably necessary to assess an investment in the Common Shares or the Kami Project and entering into of the Transaction Agreements.  The Company shall afford the Investor and its authorized representatives reasonable access to the Business, the Kami Project and all other property, assets, undertaking, records and documents of the Company and the Subsidiary, provided that the Company shall be permitted to require advance notice of such access.  At the Investor's reasonable request, the Company shall co-operate with the Investor in arranging any such meetings as the Investor may reasonably request with employees, suppliers and auditors of the Company and the Subsidiary.  The exercise of any rights of inspection by or on behalf of the Investor under this Section 4.1 shall not mitigate or otherwise affect the representations and warranties of the Company hereunder, which shall continue in full force and effect as provided in Section 3.1.

4.2	Conduct Prior to Closing

Without in any way limiting any other obligations of the Company hereunder, and in the case of (d) to (m) except without the prior written consent of the Investor, during the period from the date hereof to the Closing Time, the Company shall, and shall cause the Subsidiary to:

(a)
use all commercially reasonable efforts to preserve intact the Business and the property, assets, operations and affairs of the Company and the Subsidiary and to carry on the Business and the affairs of the Company and the Subsidiary in the ordinary course of business;

(b)	pay and discharge the liabilities of the Company and the Subsidiary in the ordinary course of business;

(c)
continue to maintain in full force and effect all policies of insurance or renewals thereof now in effect and give all notices and present all claims under all policies of insurance in a due and timely fashion;

(d)	not increase the compensation of employees generally or increase salary or bonus payable to any existing officer, director, employee, consultant or agent of the Company or the Subsidiary;

(e)	not declare or pay any dividend or make any other form of distribution or return of capital to its shareholders;

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(f)	not enter into any Contract or agreement with any Related Party of the Company except in the ordinary course of business;

(g)	not increase borrowings except in the ordinary course of business;

(h)
not establish any new employee stock option plan or make any amendments or commitments to improve or otherwise amend any employee stock option plan, except as required by applicable Laws and except to increase the number of options available for grant under any employee stock option plan in accordance with applicable Law;

(i)
not enter into any material supply arrangements or make any material decisions or enter into any Material Contracts with respect to the Business, other than those entered into in the ordinary course of business, which includes, without limitation, all Contracts entered into in connection with the development of the Kami Project, and as contemplated in the Transaction Agreements;

(j)	not split, consolidate or reclassify any of the Common Shares in the capital of the Company or the Subsidiary nor undertake any other capital reorganization;

(k)
not issue any securities of the Company, other than in accordance with the exercise of Acquisition Rights held by Persons, and not issue Acquisition Rights, except for compensatory purposes to directors, officers, employees of or consultants to the Company pursuant to compensation arrangements, provided that if PRC Approvals have not been obtained by the 90th day following the date of this Agreement, the Company may complete a bona fide equity financing subject to Section 2.2(d);

(l)	not redeem, purchase or arrange to purchase any securities of the Company; and

(m)
not enter into any transaction or refrain from doing any action which, if effected before the date of this Agreement, would constitute a breach of any representation or warranty of the Company hereunder, and not take any action which would result in any representation or warrant in any other Transaction Agreement being incorrect or any covenant of a Venture Entity or the Company in any other Transaction Agreement being in breach, in each case upon the execution of such agreements.

4.3	Alternative Transaction Proposal

Except as otherwise provided in this Agreement, the Company shall not, directly or indirectly through any director, officer, employee, representative or agent of the Company, for a period of 75 days from the date hereof:

(a)
solicit, assist, initiate, knowingly encourage or knowingly facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Company or the Subsidiary, or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers regarding  any Alternative Transaction Proposal;

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(b)	approve any Alternative Transaction Proposal;

(c)	accept or enter into any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Alternative Transaction Proposal; or

(d)	release any Person from or waive any confidentiality or standstill agreement with such Person that would facilitate the making or implementation of any Alternative Transaction Proposal.

4.4	Additional Covenants of the Company

(a)
Fulfillment of Requirements. The Company shall, and shall cause the Subsidiary and each Venture Entity to, fulfill all necessary requirements and take all necessary action to permit the consummation of the transactions contemplated hereunder and under the other Transaction Agreements, including, without limitation, the creation, issuance and delivery by the Company of the Subscription Shares to the Investor pursuant to an exemption from the prospectus requirements of applicable Securities Laws.

(b)
TSX and NYSE Amex Approvals. The Company shall use its commercially reasonable efforts to obtain, on or before the Closing Date, (i) the conditional approval of the TSX and NYSE Amex to the issuance and sale of the Subscription Shares to the Investor on the terms and conditions set out herein; (ii) the conditional acceptance by the TSX and NYSE Amex of its notice of the listing of the Subscription Shares on the TSX; and (iii) the acceptance by the TSX and NYSE Amex of the posting for trading of the Subscription Shares at the opening of trading on the Closing Date.  The Company shall use its commercially reasonable efforts to obtain the approval of the TSX and NYSE Amex for the issuance of the Subscription Shares at the Original Subscription Price in the event that the Closing Date occurs following the Target Date.

(c)
Compliance with Conditions.  On or before the Closing Date, the Company shall comply with each of the conditions precedent set forth herein for the benefit of the Investor on its part to be performed or met and use its commercially reasonable efforts to cause all other conditions precedent set forth herein for the benefit of the Investor that are to be performed or met by a Venture Entity to be performed or met at or before the Closing Time.

(d)
Establishment of Venture Entities.  Prior to or on the Closing Date, the Company shall establish each Venture Entity and the Company shall be the direct or indirect holder of all of the outstanding equity and voting securities of each Venture Entity.

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(e)	Appointment of Investor's Nominees. The Company shall take all steps as may be necessary to appoint the Investor's Nominees to the Board effective the Closing Date.

(f)
Use of Subscription Proceeds.  The Company hereby covenants and agrees that it will, and will cause the Venture Entities to, use the Subscription Proceeds solely for Permitted Expenditures and not for any other purpose.  The Company further covenants and agrees that it will retain no more than $19 million of the Subscription Proceeds for purposes of operational, administrative and general expenses and costs of the Company and will contribute the balance of the Subscription Proceeds to the Venture LP, pursuant to the terms of the Venture LP Agreement.

(g)
Subsidiary.  The Company covenants that from and after the Closing Date, the Subsidiary shall not and the Company shall not cause or permit the Subsidiary to, either directly or indirectly, carry on any business, own any material assets or have any material liabilities.

4.5	Investor's Covenants

(a) The Investor shall fulfill all necessary requirements and take all necessary action to permit the consummation of the transactions contemplated hereunder and under the other Transaction Agreements.

(b) On or before the date that is 15 days after the date hereof, the Investor shall deliver to the Company the name of each Investor Nominee together with Personal Information Forms (including any appendix or attachment as may be required) for each such Investor Nominee or for such other individuals as may be required by the TSX, in the form prescribed by the TSX, duly completed and with the proper number of originally signed and notarized copies.

ARTICLE 5
INDEMNIFICATION

5.1	Indemnity by the Company

The Company agrees to defend, indemnify, save, hold harmless, discharge and release the Investor from all Losses suffered or incurred by the Investor arising out of or incurred in connection with:

(a)	any inaccuracy in any representation or warranty made by the Company in this Agreement; or

(b)	any breach of any covenant of the Company set forth in this Agreement;

in each case, excluding any Losses suffered or incurred by the Investor as a result of the breach of the terms of this Agreement by, or gross negligence or wilful misconduct of, the Investor.

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5.2	Indemnity by the Investor

The Investor agrees to defend, indemnify, save, hold harmless, discharge and release the Company from and against any and all Losses suffered or incurred by the Company arising from or based on:

(a)	any inaccuracy in any representation or warranty made by the Investor in this Agreement; and

(b)	any breach of any covenant of the Investor set forth in this Agreement,

in each case, excluding any Losses suffered or incurred by the Company as a result of the breach of the terms of this Agreement by, or gross negligence or wilful misconduct of, the Company.

5.3	Notice of Claim

In the event that the Company or the Investor, as applicable, (each an "Indemnified Party") shall assert a Direct Claim or become aware of any Third Party Claim in respect of which another party (the "Indemnifying Party") has agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party.  Such notice shall specify whether the Claim arises as a result of a claim asserted by a Person against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity, to the extent that the information is available:

(a)	the factual basis for the Claim; and

(b)	the amount of the Claim, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give such notice on a timely basis.

5.4	Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 45 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information in the possession or control of the Indemnified Party as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 45-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Claim failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a court of competent jurisdiction.

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5.5	Third Party Claims

(a) With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party's reasonable out-of-pocket expenses arising prior to the time at which the Indemnifying Party assumed control. If the Indemnifying Party assumes the defence of a Claim, it will be conclusively established for purposes of this Agreement that the Claim is within the scope of, and subject to, indemnification. Subject to Section 5.7, if the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case such fees and disbursements shall be paid to the Indemnifying Party.

(b) If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control. In such event, the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

(c) Notwithstanding the foregoing, but without limiting the Indemnifying Party's indemnification obligations under this Article 5, if an Indemnified Party determines in good faith that there is a reasonable probability that a Claim may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise or settle the Claim.  In such case, the Indemnifying Party will not be bound by any determination of a Claim so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld or delayed).

5.6	Losses Incurred by Indemnified Party

If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to incur losses or make a payment to any Person (a "Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may incur such Losses or make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such Losses.  If the amount of any liability of the Indemnified Party under such Third Party Claim, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference attributable to such over-payment, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party.  In addition, the Indemnifying Party shall post all security

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required by any court, regulatory body or other authority having jurisdiction, including without limitation, for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

5.7	Settlement of Third Party Claims

If the Indemnifying Party fails to assume control of the defence of any Third Party Claim in accordance with Section 5.5, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the liability of the Indemnifying Party shall be limited to the proposed settlement amount if any such consent is not obtained within a reasonable period of time for any reason.

5.8	Co-operation

The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

5.9	Exclusivity

Except as provided herein, the provisions of this Article 5 shall apply to any Claim described in Section 5.1 or 5.2 (other than a Claim for specific performance or injunctive relief) with the intent that all such Claims shall be subject to the limitations and other provisions contained in this Article 5. This provision is not intended to preclude any proceeding by any party against any other party based on fraud.

5.10	Limitations

(a) The Investor shall not be liable to the Company for any failure to perform any obligation under this Agreement due to the act or omission of the Company, the Subsidiary or a Venture Entity.

(b) No Claim shall be made against the Company under Section 5.1(a) or (b), and no Claims shall be made against the Investor under Section 5.2, until the aggregate amount of the Claims asserted against it under Sections 5.1(a) and (b), in the case of the Company, or under Section 5.2, in the case of the Investor, shall be at least $500,000.

(c) The Investor shall not be liable to the Company pursuant to the provisions of this Article 5 for any amount in excess of 25% of the Subscription Proceeds.

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ARTICLE 6
CLOSING

6.1	Closing

The Closing for the purchase and sale of the Subscription Shares shall be held on the Closing Date at the offices of Davies Ward Phillips & Vineberg LLP, 44th Floor, 1 First Canadian Place, Toronto, at the Closing Time.

6.2	Company Closing Deliveries

At or prior to the Closing Time, the Company shall deliver or cause to be delivered to the Investor, the following:

(a)
evidence satisfactory to the Investor of (i) the conditional approval of the TSX and NYSE Amex of the Company's issuance and sale of the Subscription Shares to the Investor on the terms and conditions contemplated herein, (ii) the conditional acceptance by the TSX and NYSE Amex of its notice of the listing of the Subscription Shares on the TSX and (iii) the posting for trading of the Subscription Shares at the opening of trading on the Closing Date (provided the Closing occurs prior to 9:00 a.m. (Toronto time));

(b)	certificates of good standing with respect to each of the Company and the Subsidiary issued as at the Closing Date;

(c)
a certificate from a duly authorized officer of the Company certifying (i) the Notice of Articles, (ii) the Articles of the Company, (iii) the incumbency of certain officers of the Company, and (iv) the resolutions of the Board approving (x) the issuance of the Subscription Shares, the execution, delivery and performance of the Company's obligations under each of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated hereunder and thereunder and (y) the appointment to the Board of the Investor's Nominees under the Investor Rights Agreement;

(d)
a certificate from the Transfer Agent certifying (i) its appointment as transfer agent and registrar of the Common Shares and (ii) the issued and outstanding Common Shares in the capital of the Company as at the close of business on the day prior to the Closing Date;

(e)
a share certificate duly executed by the Company representing the Subscription Shares registered in the name of the Investor or an Affiliate (or as the Investor may otherwise direct, if being issued to be held with an investment dealer), and duly issued by the Company and registered in the share register of the Company in the name of the Investor or such Affiliate (or as the Investor may otherwise direct, if being issued to be held with an investment dealer);

(f)	a certified copy of the resolution of the Board appointing the Investor's Nominees, as contemplated by Section 4.4(e);

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(g)	a legal opinion dated the Closing Date addressed to the Investor, in form and substance satisfactory to the Investor and its counsel, acting reasonably, from Canadian counsel to the Company;

(h)
a legal opinion dated the Closing Date addressed to the Investor, in form and substance satisfactory to the Investor and its counsel, acting reasonably, with respect to title to the mineral claims, concessions, licences, leases or other instruments conferring the Mineral Rights in the Kami Project;

(i)	the Venture Agreements duly executed and delivered by the Company and the applicable Venture Entity;

(j)	the Off-take Agreement duly executed and delivered by the Company and the Venture LP;

(k)	the Transfer Pricing Agreement duly executed and delivered by the Company;

(l)	the Investor Rights Agreement duly executed and delivered by the Company;

(m)	the Management Agreement duly executed and delivered by the Company and the Venture LP;

(n)	a certificate, dated the Closing Date, signed by Tayfun Eldem and by Keith Santorelli or by such other officers as the Investor may approve, certifying that:

(i)	the Company has complied in all material respects with the covenants and agreements contained in this Agreement to be performed or caused to be performed by it at or prior to Closing;

(ii)
all of the representations and warranties made by the Company in this Agreement are true and correct on the Closing Date in all material respects as if made on the Closing Date (other than those that speak to a specific date, in which case they shall have been true and correct in all material respects on such date);

(iii)
no Order having the effect of ceasing or suspending trading in the Common Shares pursuant to Securities Laws has been issued and no proceedings for such purpose are pending or, to the knowledge of the Company, contemplated or threatened; and

(iv)
since the date of this Agreement, there has been no change in any of the assets, business, financial condition or results of operations of the Company or the Subsidiary which, individually or in the aggregate, has had, will have or could reasonably be expected to have a Material Adverse Effect.

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6.3	Investor Closing Deliveries

At or prior to the Closing Time, the Investor shall deliver or cause to be delivered to the Company, the following:

(a)	payment of the Subscription Proceeds in accordance with Section 2.3;

(b)	the Venture Agreements duly executed and delivered by the Investor and its designated Affiliate;

(c)	the Off-take Agreement duly executed and delivered by the Investor and its designated Affiliate;

(d)	the Transfer Pricing Agreement duly executed and delivered by the Investor;

(e)	the Investor Rights Agreement duly executed and delivered by the Investor (or its designated Affiliate);

(f)	a consent from each of the Investor's Nominees to act as a director of the Company; and

(g)
a certificate from a duly authorized officer of the Investor certifying (i) the constituting documents of the Investor, (ii) the incumbency of certain officers of the Investor, (iii) the resolutions of the board of directors of the Investor approving the execution, delivery and performance of the Investor's obligations under each of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated hereunder and thereunder; and (iv) that all of the representations and warranties made by the Investor in this Agreement are true and correct on the Closing Date in all material respects as if made on the Closing Date (other than those that speak to a specific date, in which case they shall have been true and correct in all material respects on such date).

6.4	Conditions to Closing in Favour of the Company

The obligations of the Company to consummate the transaction of purchase, sale and issuance of the Subscription Shares contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Time of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, the Company:

(a)
all representations and warranties of the Investor contained in this Agreement shall be deemed to have been made again at and as of the Closing Date, and shall then be true and correct in all material respects (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date);

(b)	the Investor shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or

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complied with by it on or prior to the Closing Date, and all deliveries contemplated by Section 6.3 shall have been tabled;

(c)
no preliminary or permanent injunction or other Order issued by a Governmental Entity, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Entity, which restrains, enjoins, prohibits or otherwise makes illegal the consummation by the Company of the transactions contemplated hereby shall be in effect;

(d)
no action or proceeding, at law or in equity, shall be pending or threatened by any Person, Governmental Entity or Securities Regulator to enjoin the issuance and sale of the Subscription Shares to the Investor pursuant to this Agreement or the issuance of Common Shares to the Investor pursuant to the Investor Rights Agreement or to suspend or cease or stop trading in the Common Shares;

(e)
all approvals, consents and authorizations necessary for the consummation of the transactions contemplated by the Transaction Agreements shall have been obtained by the Company and each Venture Entity;

(f)	all approvals, including PRC Approvals, consents and authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained by the Investor;

(g)	the execution and delivery of the Venture Agreements by the Investor and its designated Affiliate;

(h)	the execution and delivery of the Off-take Agreement by the Investor and its designated Affiliate; and

(i)	the execution and delivery of the Transfer Pricing Agreement by the Investor.

6.5	Conditions to Closing in Favour of the Investor

The obligations of the Investor to consummate the transaction of purchase, sale and issuance of the Subscription Shares contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Time of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, the Investor:

(a)
all representations and warranties of the Company contained in this Agreement shall be deemed to have been made again at and as of the Closing Date, and shall then be true and correct in all material respects (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date);

(b)
the Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and all deliveries contemplated by Section 6.2 shall have been tabled;

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(c)
no preliminary or permanent injunction or other Order issued by a Governmental Entity, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Entity, which restrains, enjoins, prohibits or otherwise makes illegal the consummation by the Company of the transactions contemplated hereby shall be in effect;

(d)
no action or proceeding, at law or in equity, shall be pending or threatened by any Person, Governmental Entity or Securities Regulator to enjoin the issuance and sale of the Subscription Shares to the Investor pursuant to this Agreement or the issuance of Common Shares to the Investor pursuant to the Investor Rights Agreement or to suspend or cease or stop trading in the Common Shares;

(e)	all approvals, including PRC Approvals, consents and authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained by the Investor;

(f)
all approvals, consents and authorizations necessary for the consummation of the transactions contemplated by the Transaction Agreements shall have been obtained by the Company and each Venture Entity;

(g)
all necessary documents shall have been filed, all approvals obtained and all requisite proceedings shall have been taken and all other legal requirements shall have been fulfilled by the Company to permit the Company to issue the Subscription Shares to the Investor as contemplated hereunder;

(h)	written evidence, in form and substance satisfactory to the Investor, that Altius has waived its Acquisition Rights;

(i)
there shall have been no change in any of the assets, business, financial condition or results of operations of the Company or the Subsidiary which, individually or in the aggregate, has had, will have or could reasonably be expected to have a Material Adverse Effect;

(j)	the delivery of the legal opinions referred to in Section 6.2(g) and Section 6.2(h);

(k)
the Venture Entities shall have been formed or incorporated under the laws of the Province of Ontario and the Company and the Investor shall be the holders of 75% and 25% respectively, of the outstanding equity and voting securities of the Venture Entities;

(l)	the execution and delivery of the Investor Rights Agreement by the Company;

(m)	the execution and delivery of the Off-take Agreement by the Company and the Venture LP;

(n)	the execution and delivery of the Transfer Pricing Agreement by the Company;

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(o)	the execution and delivery of the Management Agreement by the Company and the Venture LP; and

(p)	the execution and delivery of the Venture Agreements by the Company, its designated Affiliate and the Venture Entities.

ARTICLE 7
TERMINATION

7.1	Termination Rights in Favour of the Company and the Investor

(a)
This Agreement and any obligation arising out of or relating thereto may be terminated by the Company, upon notice from the Company to the Investor (the "Termination Notice"), (i) if the PRC Approvals have not been obtained by the Investor by the date that is 90 days following the date hereof and the Company has entered into an agreement with respect to an Alternative Transaction Proposal, provided that the Company has previously paid or, concurrently with termination pays, an amount equal to $10,250,000 to the Investor (such amount to be paid by wire transfer in immediately available funds to an account specified by the Investor), (ii) if the Investor is denied any PRC Approval or (iii) at any time after the Outside Date.

(b)
This Agreement and any obligation arising out of or relating thereto may be terminated by the Investor, upon notice from the Investor to the Company (the "Investor Termination Notice") if the Investor is denied any PRC Approval.

(c)	This Agreement (except where otherwise provided) shall terminate with immediate effect on the date of delivery of a Termination Notice or an Investor Termination Notice, as applicable.

(d)
Notwithstanding anything to the contrary contained herein, the Company shall not have the right to terminate this Agreement after notice of receipt of the PRC Approvals has been delivered by the Investor to the Company provided such notice has been delivered on or prior to the 10th Business Day prior to the Outside Date or such other date that the parties agree.

ARTICLE 8
GENERAL PROVISIONS

8.1	Notices

(a)
Any notice or other communication that is required or permitted to be given hereunder shall be in writing and shall be validly given if delivered in Person (including by courier service) or transmitted by fax as follows:

(i)	in the case of the Investor:

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Hebei Iron & Steel Group Co., Ltd.
16/F Shimao Tower
No. 92 Jianguo Road
Chaoyang District
100022 Beijing
China

Attention:	President
Facsimile:	086 10 85 898292

with a copy to:

Davies Ward Phillips & Vineberg LLP
44th Floor 1 First Canadian Place
Toronto, ON M5X 1B1
Canada

Attention:	Patricia Olasker
Facsimile:	416.863.0871

(ii)	in the case of the Company:

Alderon Iron Ore Corp.
Suite 250, 2000 McGill College Avenue,
Montreal, QC H3A 3H3
Canada

Attention:	President
Facsimile:	514.281.5048

(b)
Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 8.1.

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8.2	Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

8.3	Amendments

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party.  No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.4	Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other parties.  Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Company, to an Affiliate of the Investor.

8.5	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective permitted assigns and successors or executors or administrators.

8.6	No Partnership

Nothing in this Agreement or in the relationship of the parties hereto shall be construed as in any sense creating a partnership among the parties or as giving to any party any of the rights or subjecting any party to any of the creditors of the other parties.

8.7	Public Releases

The Company agrees that it shall obtain prior approval of the Investor as to the content and form of any press release relating to the issuance and sale of Subscription Shares and the entering into of this Agreement and the other Transaction Agreements, such approval not to be unreasonably withheld.

8.8	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

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8.9	Expenses

Each party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the other Transaction Agreements and the transactions contemplated herein and therein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

[Remainder of page left intentionally blank.]

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IN WITNESS WHEREOF this Agreement has been executed by the parties.

HEBEI IRON & STEEL GROUP CO., LTD.
by	(signed) “Wang Yifang”
Name: Wang Yifang
Title: Chairman

ALDERON IRON ORE CORP.
by	(signed) “Mark Morabito”
Name: Mark Morabito
Title: Executive Chairman

Subscription Agreement

SCHEDULE 1.1

PRC APPROVALS
Main approvals include:

1. approval from the State Asset Administration and Supervision Commission of Hebei Province ("Hebei SASAC"): as Hebei is a state owned enterprise under the supervision of Hebei SASAC, its major investments need to be approved by Hebei SASAC;

2. approval from the National Development and Reform Commission ("NDRC") for the overseas investment;

3. approval from the Ministry of Commerce ("MOFCOM") for the overseas investment; and

4. approval from the State Administration of Foreign Exchange ("SAFE") for the repatriation of funds overseas.

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SCHEDULE 3.1(g)
Acquisition or Repurchase Rights

Share Structure

	Common	Strike Price	Expiry
	Shares	Range	Date

Common Shares	100,156,597	N/A	N/A

Options
Vested	4,668,750	$1.20-$3.80	Mar 3/15 to Aug 5/16

Unvested	8,271,250	$1.20-$3.80	May 1/15 to Apr 10/17

	12,940,000	$1.20-$3.80	Mar 3/15 to Apr 10/17

Warrants
Private Placement (Dec 2010)	4,215,112	$2.80	Dec. 16/12
	4,215,112

Underwriters' Options (Dec 2010 PP)
(consist of 1 share & 1/2 warrant)
Haywood Securities - Shares	99,275	$2.20	Dec. 16/12
Haywood Securities - Warrants	49,638	$2.80	Dec. 16/12
GMP Securities - Shares	54,750	$2.20	Dec. 16/12
GMP Securities - Warrants	27,375	$2.80	Dec. 16/12
Dundee Securities - Shares	54,750	$2.20	Dec. 16/12
Dundee Securities - Warrants	27,375	$2.80	Dec. 16/12
CIBC World Markets - Shares	54,750	$2.20	Dec. 16/12
CIBC World Markets - Warrants	27,375	$2.80	Dec. 16/12
Raymond James - Shares	27,750	$2.20	Dec. 16/12
Raymond James - Warrants	13,875	$2.80	Dec. 16/12
	436,913

Fully Diluted	117,748,622

Pre-Emptive Rights

Altius has a pre-emptive right pursuant to the Pro-Rata Rights Agreement dated December 6, 2010 between the Company and Altius. Liberty Metals has a pre-emptive right pursuant to the Subscription Agreement dated January 11, 2012 between the Company and Liberty Metals.

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Schedule 3.1(h)
Significant Shareholders

Shareholder	Number of Shares	Percentage
Altius and Altius Minerals Corporation	32,869,006	32.82%
Liberty Metals	14,981,273	14.96%

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Schedule 3.1(q)(i)
Permits

Permit Description	Permit Number	Grant Date	Expiry Date
Exploration Approval (70 DDH, ATV Use and Fuel Cache)	E110260	December 23, 2011	April 30, 2012
Fuel Cache Approval	LB-FC-1107001	June 1, 2011	July 31, 2012
Fording Permit	ALT5589	November 15, 2010	November 15, 2012
Temporary Water Use Licence	WUL-12-001	January 4, 2012	December 31, 2012

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Schedule 3.1(q)(ii)
Required Permits

Following release from the provincial environmental assessment process, the project components will require a number of approvals, permits and authorizations prior to project initiation. In addition, throughout construction and operation, compliance with various standards contained in federal and provincial legislation, regulations and guidelines will be required. Alderon will also be required to comply with any other terms and conditions associated with the release. The tables below summarize potential permits, approvals and authorizations that may be required for the project components.

Potential Permits, Approvals, and Authorizations – Newfoundland and Labrador

Permit, Approval or Authorization Activity	Issuing Agency
Provincial
• Release from environment assessment process	DOEC – Environmental Assessment Division
• Permit to Occupy Crown Land	DOEC – Crown Lands Division
• Permit to Construct a Non-Domestic Well
• Water Resources Real-Time Monitoring
• Certificate of Environmental Approval to Alter a Body of Water
• Culvert Installation
• Fording
• Stream Modification or Diversion
• Other works within 15m of a body of water (site drainage, dewater pit, settling ponds)
DOEC – Water Resources Management Division
• Certificate of Approval for Construction and
• Operation
• Certificate of Approval for Generators
• Industrial Processing Works
• Approval of MMER Emergency Response Plan
• Approval of Waste Management Plan
• Approval of Environmental Contingency Plan
   (Emergency Spill Response)
• Approval of Environmental Protection Plan
DOEC – Pollution Prevention Division
• Permit to Control Nuisance Animals	DOEC – Wildlife Division
• Pesticide Operators License	DOEC – Pesticides Control Section
• Blasters Safety Certificate
• Magazine License
• Approval for Storage & Handling Gasoline and Associated Products
• Temporary Fuel Cache
• Fuel Tank Registration
• Approval for Used Oil Storage Tank System (Oil/Water Separator)
• Fire, Life and Safety Program
• Certificate of Approval for a Waste Management System
Government Service Centre (GSC)

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Potential Permits, Approvals, and Authorizations – Newfoundland and Labrador (continued)

Permit, Approval or Authorization Activity	Issuing Agency
Provincial
• Approval of Development Plan, Closure Plan, and Financial Assurance • Mining Lease • Surface Rights Lease • Quarry Development Permit	DNR – Mineral Lands Division
• Operating Permit to Carry out an Industrial Operation During Forest Fire Season on Crown Land • Permit to Cut Crown Timber • Permit to Burn	DNR – Forest Resources
• Approval to Construct and Operate a Railway in Newfoundland and Labrador	Department of Transportation and Works (DTW)
Federal
• Authorization for Harmful Alteration, Disruption or Destruction (HADD) of fish habitat	DFO
• Approval to interfere with navigation	Transport Canada
• Licence to store, manufacture or handle explosives	Natural Resources Canada
• Approval to construct a railway	Canadian Transportation Agency
Municipal
• Building Permit • Development Permit Application • Excavation Permit • Fence Permit • Occupancy – Commercial Permit • Open Air Burning Permit • Signage Permit	Town of Labrador City
• Building Permit • Development Permit Application • Excavation Permit • Fence Permit • Occupancy – Commercial Permit • Open Air Burning Permit • Signage Permit	Town of Walbush

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Potential Permits, Approvals and Authorizations - Quebec

Permit, Approval or Authorization Activity	Issuing Agency
Provincial
Certificate of Authorization (Section 22 of the Environment Quality Act)	MDDEP – Direction régionale de la Côte-Nord
Authorization to modify a wildlife habitat (Section 128.7 of the Act respecting the conservation and development of wildlife)	MRNF - Direction de la protection de la faune de la Côte-Nord
Permit to Occupy Crown Land	Ministère des Ressources naturelles et de la Faune
Forest Work Permit (for deforestation on crown land)	Ministère des Ressources naturelles et de la Faune - Unité de gestion des ressources naturelles et de la faune de Sept-Îles, Havre- Saint-Pierre et Anticosti
Authorization to erect or maintain a construction on the lands of the public domain	Ministère des Ressources naturelles et de la Faune
Federal
Authorization for Harmful Alteration, Disruption or Destruction (HADD) of fish habitat	Fisheries and Oceans Canada (DFO)
Approval to interfere with navigation (freshwater)	Transport Canada
Approval pursuant to Section 98 of the Canada Transportation Act	Canadian Transportation Agency

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SCHEDULE 3.1(r)
Real Property

•	Office lease at Suite 250 – 2000 McGill College Avenue, Montreal, Quebec

•	Office lease at 10 Fort William Place, St. John’s Newfoundland

•	Office lease at 208 Humber Avenue, Labrador City, Newfoundland

•	The Company owns a mobile home located at 4075 Tanya Crescent, Labrador City, NL

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SCHEDULE 3.1(s)(i)
Mineral Rights

TABLE 1
KAMISTIATUSSET PROPERTY IN LABRADOR

Licence	Claims	Area (ha)	NTS Areas	Issuance Date	Renewal Date	Report Date
015980M	191	4,775	23B14 23B15	Dec 29, 2004	Dec 29, 2014	February 27, 2013
017926M	92	2,300	23B15	Aug 30, 2010	Aug 30, 2015	October 29, 2012
017948M	22	550	23B15	Sep 10, 2010	Sep 10, 2015	November 9, 2012
Total	305	7,625

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SCHEDULE 3.1(t)(iii)
Personal Property

•	The Company owns a mobile home located at 4075 Tanya Crescent, Labrador City, NL

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SCHEDULE 3.1(kk)
Taxes

The Company is currently undergoing a GST/HST audit with Canada Revenue Agency for its second quarter filings (April 1, 2011 – June 30, 2011). This audit is a routine review and is not expected to yield any negative results.

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SCHEDULE 3.1(nn)(i)
Employees and Consultants

[REDACTED:  contains confidential employee and consultant information]

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Schedule 3.1(qq)
Aboriginal Matters

Set out below is a list of the Aboriginal Groups from which the Company has received any notice of, or that the Company is aware of having, any Claim or assertion, written or oral, whether proven or unproven, in respect of aboriginal rights, aboriginal title, treaty rights or any other aboriginal interest in or in relation to all or any portion of the Business, the Mineral Rights or the Real Property:

1.	Innu Nation

2.	NunatuKavut Community Council

3.	Uashat mak Mani-Utenam

4.	Matimekush-Lac John

5.	Naskapi Nation of Kawawachikamach.

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EXHIBIT A

INVESTOR RIGHTS AGREEMENT

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INVESTOR RIGHTS AGREEMENT

HEBEI IRON & STEEL GROUP CO., LTD.

and

ALDERON IRON ORE CORP.

●, 2012

Tor#: 2804640.9

ARTICLE 1
INTERPRETATION
1.1	Defined Terms	1
1.2	Rules of Construction	5
1.3	Entire Agreement	6
1.4	Time of Essence	6
1.5	Governing Law and Submission to Jurisdiction	6
1.6	Severability	6
1.7	Calculation of Outstanding Common Shares	7
ARTICLE 2
REGISTRATION RIGHTS
2.1	Demand Registrations	7
2.2	Request	8
2.3	Piggyback Registrations	9
2.4	Registration Expenses	9
2.5	Expiry of Registration Rights	10
ARTICLE 3
REGISTRATION PROCEDURES
3.1	Procedures	10
3.2	Due Diligence	11
3.3	Indemnification	12
ARTICLE 4
BOARD OF DIRECTORS
4.1	Board of Directors Nominees	12
4.2	Management to Endorse and Vote	13
4.3	Directors' Liability Insurance	13
ARTICLE 5
PARTICIPATION RIGHTS
5.1	Notice of Issuances	13
5.2	Grant of Participation Right	13
5.3	Exercise Notice	14
5.4	Issuance of Participation Right Offered Securities	14
5.5	Closing of Private Placement	15
5.6	Issuances Not Subject to Participation Rights	15
ARTICLE 6
COVENANTS
6.1	Information Rights	15

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6.2	Reporting Issuer Status and Listing of Common Shares	15
6.3	Priority of Registration Rights	16
6.4	Approval of the Investor	16
6.5	Contractual Hold for Subscription Shares	16
ARTICLE 7
MISCELLANEOUS
7.1	Notices	17
7.2	Amendments and Waivers	18
7.3	Assignment	18
7.4	Successors and Assigns	19
7.5	Expenses	19
7.6	Further Assurances	19
7.7	Right to Injuctive Relief	19
7.8	Counterparts	19

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INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT made the ● day of ●, 2012,

BETWEEN:
HEBEI IRON & STEEL GROUP CO., LTD.,
a company existing under the laws of the People's
Republic of China,
(hereinafter referred to as the "Investor"),
-and-
ALDERON IRON ORE CORP.,
a corporation existing under the laws of the
Province of British Columbia
(hereinafter referred to as the "Company").

WHEREAS the Company and the Investor have entered into a subscription agreement dated ● (the "Subscription Agreement"), pursuant to which the Company agreed to issue to the Investor such number of common shares in the capital of the Company representing 19.9% of the issued and outstanding common shares, after giving effect to such issuance (the "Subscription Shares");

AND WHEREAS as a condition of the Investor's agreement to complete the subscription pursuant to the Subscription Agreement, the Company has agreed to grant certain rights set out herein to the Investor, on the terms and subject to the conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Act" means the Business Corporations Act (Ontario);

"Affiliate" has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

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"Board" means the board of directors of the Company;

"Business Day" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the People's Republic of China and (b) a day on which banks are generally closed in the Province of Ontario or the People's Republic of China;

"Canadian Securities Acts" means the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

"Canadian Securities Commissions" means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

"Common Shares" means common shares in the capital of the Company issued and outstanding from time to time and includes any common shares that may be issued hereafter;

"Demand Registration" shall have the meaning set out in Section 2.1(a);

"Dilutive Event" shall have the meaning set out in Section 5.6;

"Exercise Notice" shall have the meaning set out in Section 5.3;

"Governmental Entity" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

"Investor Nominee" shall have the meaning set out in Section 4.1(a);

"Issuance" shall have the meaning set out in Section 5.1;

"Laws" means any and all federal, state, provincial, regional, local, municipal or other laws, statutes, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

"Material Adverse Effect" shall have the meaning given to such term in the Subscription Agreement;

"Notice Period" shall have the meaning set out in Section 5.3;

"NYSE Amex" means the NYSE Amex LLC;

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"Offered Securities" any equity securities, or securities convertible into equity securities, of the Company;

"Offering" shall have the meaning set out in Section 5.1;

"Offering Notice" shall have the meaning set out in Section 5.1;

"Order" means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

"Participation Right" shall have the meaning set out in Section 5.2;

"Piggyback Registration" shall have the meaning set out in Section 2.2(a);

"Person" means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

"Registrable Securities" means any Common Shares acquired by the Investor pursuant to the Subscription Agreement or the exercise of a Participation Right;

"Registration" means the qualification under any of the Canadian Securities Acts of the distribution of Registrable Securities to the public in any or all of the provinces and territories of Canada, or the registration under the U.S. Securities Act of the distribution of Registrable Securities to the public in the United States, as applicable, and "Register" has a corresponding meaning;

"Registration Expenses" means all expenses incurred in connection with a Registration, including, without limiting the generality of the foregoing, the following:

(a)
all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent and the fees and disbursements of counsel to any underwriter, investment bank, manager or agent in connection with the Registration;

(b)	all fees, disbursements and expenses of counsel and auditors to the Company;

(c)
all expenses incurred in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus, registration statement or any other offering document and any amendments and supplements thereto and in connection with the mailing and delivering of copies thereof to any underwriters and dealers;

(d)	all filing fees of any Canadian Securities Commission or the SEC, as applicable;

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(e)	all transfer agents', depositaries' and registrars' fees and the fees of any other agent appointed by the Company in connection with a Registration;

(f)	all fees and expenses payable in connection with the listing of any Registrable Securities on each securities exchange or over the counter market on which the Common Shares are then listed;

(g)	all reasonable and actual expenses incurred by the Investor in connection with the Registration, including all reasonable fees, disbursements and expenses of the Investor's counsel; and

(h)	all costs and expenses of the Company associated with the conduct of any "road show" related to such Registration;

"registration statement" means any registration statement of the Company filed under the U.S. Securities Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, any amendments and supplements to such registration statement, all exhibits thereto and all material incorporated by reference into such registration statement;

"Request" shall have the meaning set out in Section 2.1(a);

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means the Canadian Securities Acts, the U.S. Securities Act and the U.S. Exchange Act;

"Subscription Agreement" has the meaning set out in the recitals hereto;

"Subscription Shares" has the meaning set out in the recitals hereto;

"Transaction Agreements" shall have the meaning given to such term in the Subscription Agreement;

"TSX" means the Toronto Stock Exchange or any successor thereto;

"United States" means the United States of America as defined in Regulation S under the U.S. Securities Act;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced;

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"Venture LP" shall have the meaning given to such term in the Subscription Agreement; and

"Venture LP Agreement" shall have the meaning given to such term in the Subscription Agreement.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)
the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an "Article" or "Section" followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word "including" is deemed to mean "including without limitation";

(f)	the terms "party" and "the parties" refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)
any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	all dollar amounts refer to Canadian dollars;

(j)	all references to a percentage ownership of shares shall be calculated on a non-diluted basis;

(k)
any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends;

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(l)
references to “underwriter” include agents acting on an agency or best efforts basis, and references to “underwritten” offerings, issuances or distributions include offerings, issuances or distributions made on an agency or best efforts basis; and

(m)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3	Entire Agreement

The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, including the letter of intent dated February 24, 2012 and the confidentiality agreement between the Company and the Investor dated April 7, 2011.  There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Governing Law and Submission to Jurisdiction

(a) This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b) Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

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1.7	Calculation of Outstanding Common Shares

Common Shares issued pursuant to a Dilutive Event will not be considered to be "outstanding" when determining the Investor's percentage ownership interest in the Company for purposes of the rights described in Sections 4.1(a), 5.1 and 6.1.

ARTICLE 2
REGISTRATION RIGHTS

2.1	Demand Registrations

(a) The Investor may request the Company to use all commercially reasonable efforts to effect a Registration of all or part of its Common Shares (such Registration being hereinafter referred to as a "Demand Registration").  Any such request shall be made by notice in writing (a "Request") to the Company and shall specify the number of Registrable Shares to be sold by the Investor.

(b) The Investor may only effect three Demand Registrations in total and two in any twelve month period.  For the purposes of this Section, a Demand Registration shall not be considered as having been effected until a receipt has been issued by one or more of the Canadian Securities Commissions for the (final) prospectus filed in connection with such Demand Registration, or the SEC has declared effective the registration statement filed in connection with such Demand Registration (or such registration statement has become effective as a matter of law), as applicable.

(c) The Corporation shall not be obliged to effect a Demand Registration in the event the Board determines in its good faith judgment that either (A) the effect of the filing of a prospectus or registration statement would materially impede the ability of the Company to consummate a material financing, acquisition, corporate reorganization, merger or other material transaction involving the Company; or (B) there exists at the time material non-public information relating to the Company the disclosure of which the Company believes would be detrimental to the Company and the Company has bona fide business purposes for preserving such information as confidential (in either such case, a "Valid Business Reason").  In either case the Company's obligations under this Section 2.1 will be deferred for a reasonable period of time (not to exceed 90 days) from the date of receipt of the Request, provided that the Company may not defer its obligations under this Section 2.1 more than twice in any twelve month period.  The Company will give written notice of its determination to postpone filing and of the fact that the Valid Business Reason for such postponement no longer exists, in each case, promptly after the occurrence thereof.  If the Company postpones the filing of a prospectus or registration statement pursuant to this Section 2.1(c) and if the Investor, at any time prior to receiving written notice that the Valid Business Reason for such postponement no longer exists, advises the Company in writing that it has determined to withdraw such Request for a Demand Registration, then such Demand Registration and the Request therefor will be deemed to be withdrawn and such Request will be deemed not to have been given for purposes of determining whether the Investor has exercised its right to a Demand Registration pursuant to this Section 2.1.

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(d) The Corporation shall not be obliged to effect a Demand Registration unless necessary to permit an offering of freely tradeable securities of the Company under the U.S. Securities Act.

(e) The lead underwriter or underwriters for any offering in connection with a Demand Registration shall be mutually agreed to by the Investor and the Company, each acting reasonably.

(f) The Company and the Investor each agree, in connection with any Demand Registration involving an underwritten offering, that they each will not, (a) without the prior written consent of the lead underwriter, for a reasonable period requested by any underwriter involved in such underwritten offering following the closing of a sale of Registrable Securities in accordance with a Demand Registration, not to exceed 90 days, issue or sell or agree to issue or sell Common Shares or securities convertible into or exercisable or exchangeable for Common Shares (other than pursuant to (i) contractual commitments that have been publicly disclosed by the Company prior to the date on which the Company received the Request in connection with such Demand Registration, (ii) equity compensation plans or (iii) the terms of convertible or exchangeable securities outstanding at the date of such Demand Registration; and other exceptions as may be agreed upon between the Company and the lead underwriter, each acting reasonably) or (b) file or announce the intention to file a prospectus or registration statement to qualify or register any Common Shares for distribution under Securities Laws until the date the preliminary prospectus or registration statement is filed for the underwritten offering in connection with the Demand Registration or until it is determined under Section 2.1(c) that no Demand Registration will be effected.

(g) The Company shall be entitled to include for sale in any prospectus or registration statement filed pursuant to a Demand Registration any securities of the Company to be sold by the Company for its own account unless the underwriters advise the Company that the aggregate amount of securities requested to be included in such offering is sufficiently large to have a material adverse effect on the distribution or sales price of the Registrable Securities in such offering in which case the Company will include in such Demand Registration, to the extent of the amount that the underwriter believes may be sold without causing such material adverse effect, first the Registrable Securities requested to be included by the Investor and second, securities offered by the Company for its own account.

2.2	Request

Any request by the Investor pursuant to Section 2.1 hereof shall:

(a)	specify the number of Registrable Securities which it intends to offer and sell;

(b)	express the intention of the Investor to offer or cause the offering of such Registrable Securities;

(c)	describe the nature or methods of the proposed offer and sale thereof and the jurisdictions in which such offer shall be made;

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(d)
contain the undertaking of the Investor and any applicable Affiliate thereof to provide all such information regarding its holdings and the proposed manner of distribution thereof as may be required in order to permit the Company to comply with all Securities Laws; and

(e)	specify whether such offer and sale shall be made by an underwritten public offering.

2.3	Piggyback Registrations

(a) If the Company elects to proceed with the preparation and filing of a prospectus in Canada or a registration statement in the United States in connection with a proposed distribution of any of its securities, whether by the Company or any of its security holders, the Company shall give written notice thereof to the Investor as soon as practicable.  In such event, the Investor shall be entitled, by notice in writing given to the Company within 10 Business Days after the receipt of any such notice by the Investor, unless such proposed distribution is on a bought deal basis, in which case the Investor shall deliver such request within three Business Days of such aforementioned notice, to request that the Company cause any or all of the Registrable Securities held by the Investor to be included in such prospectus or registration statement (such qualification being hereinafter referred to as a "Piggyback Registration").

(b) The Company shall include in each such Piggyback Registration all such Registrable Shares as directed by the Investor.  Notwithstanding the foregoing if a Piggyback Registration is made in connection with a proposed distribution by the Company that, prior to such Piggyback Registration, is solely an underwritten treasury offering, the Company shall not be required to include all such Registrable Securities in any such distribution by the Company if the Company is advised in good faith and in writing by its lead underwriter or underwriters that the inclusion of all such Registrable Securities may, in their opinion, have a material adverse effect on the distribution or sales price of the securities being offered by the Company, in which case the number of Registrable Securities and the number of Shares of any other shareholder exercising such rights shall be reduced as necessary on a pro rata basis.

(c) The Company may at any time prior to the issuance of a receipt for such final prospectus or the effectiveness of any such registration statement pursuant to which the securities are to be sold, at its sole discretion and without the consent of the Investor, withdraw such prospectus and registration statement and abandon the proposed distribution in which the Investor has requested to participate.

2.4	Registration Expenses

(a) All Registration Expenses incurred in connection with any Demand Registration or Piggyback Registration shall be paid by the Company; provided, however, that the Investor shall pay all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent and the fees and disbursements of counsel to any underwriter, investment bank, manager or agent in connection with the distribution of the Registrable Securities. For the avoidance of doubt, all fees, discounts and commissions payable to any underwriter, investment

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bank, manager or agent and the fees and disbursements of counsel to any underwriter, investment bank, manager or agent in connection with the distribution of the Registrable Securities shall be paid by the Investor and the Company pro rata according to the dollar value of Registrable Securities, on the one hand, and other securities, on the other hand, is of the total dollar value of the securities that are registered or qualified for distribution.

(b) For greater certainty, in connection with any offering hereunder, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties).

2.5	Expiry of Registration Rights

The Demand Registration rights and Piggyback Registration rights granted to the Investor pursuant to this Article 2 shall terminate and be of no further force or effect at such time as the Investor no longer owns, directly or indirectly, Registrable Securities representing at least 7.5% of the outstanding Common Shares.

ARTICLE 3
REGISTRATION PROCEDURES

3.1	Procedures

Upon receipt of a Request or a notice from the Investor pursuant to Article 2, the Company shall use its commercially reasonable efforts to effect the Demand Registration or Piggyback Registration, as the case may be, and in particular, the Company shall:

(a)
prepare and file a preliminary prospectus or registration statement, as applicable, under and in compliance with the Securities Laws in each jurisdiction in which the Registration is to be effected and such other related documents as may be necessary to be filed in connection with such preliminary prospectus or registration statement and shall, (i) with respect to a Registration in Canada, prepare and file a prospectus and use its commercially reasonable efforts to cause a receipt to be issued for such prospectus as soon as possible and shall take all other steps and proceedings that may be necessary in order to qualify the securities being sold pursuant to such Registration, and/or (ii) with respect to a Registration in the United States, use its commercially reasonable efforts to cause such registration statement to be declared or become effective in order to register the offer and sale of the securities being offered pursuant such Registration (provided that, before filing all such documents referred to in this Section 3.1, the Company shall furnish to the counsel to the Investor copies thereof and otherwise comply with Section 3.2);

(b)
prepare and file such amendments and supplements to such preliminary prospectus and prospectus or registration statement, as applicable, as may be necessary to comply with the provisions of applicable Securities Laws with respect to the distribution of the Registrable Securities, and to take such steps as

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(b)
are necessary to maintain the qualification of such prospectus or the effectiveness of such registration statement until the time at which the distribution of the Registrable Securities sought to be sold is completed;

(c)
cause to be furnished to the Investor, the underwriter or underwriters of any offering (i) such number of copies of such preliminary prospectus, prospectus, registration statement and any amendments and supplements thereto (including any documents incorporated therein by reference) and such other customary documents, opinions, certificates, comfort letters and closing documents as the underwriters or the Investor may reasonably request;

(d)
immediately notify the Investor and underwriters of the occurrence of any event as a result of which the preliminary prospectus, prospectus or registration statement, as then in effect, might include an untrue statement of material fact or might omit any fact that is required to be stated or that is necessary to make any statement therein not misleading in light of the circumstances in which it was made (other than facts or statements provided by the Investor);

(e)
comply with Securities Laws and the rules, regulations and policies of the TSX, the NYSE Amex and of any other stock exchange or over the counter market on which the Common Shares are then listed and/or traded;

(f)
in respect of any Demand Registration, enter into an underwriting agreement or similar such agreement with the underwriters for the offering containing such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and take all such other actions as are permitted by Law as the Investor or the underwriters reasonably request in order to expedite or facilitate the disposition of the Registrable Securities by the Investor; and

(g)	take all such other actions permitted by Law that the Investor or the underwriters, reasonably request in order to expedite or facilitate the disposition of the Registrable Securities by the Investor.

3.2	Due Diligence

In connection with the preparation and filing of any preliminary prospectus, prospectus or registration statement as herein contemplated, the Company shall give the Investor, the underwriters, and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto.  The Company shall give the Investor and the underwriters such reasonable and customary access to the books and records of the Company and its subsidiaries and such reasonable and customary opportunities to discuss the business of the Company with its officers and auditors as shall be necessary in the reasonable opinion of the Investor, such underwriters and their respective counsel without undue disruption to the business of the Company.  The Company shall cooperate with the Investor and its underwriters in the conduct of all reasonable

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and customary due diligence which the Investor, such underwriters and their respective counsel may require in order to conduct an investigation for purposes of establishing a due diligence defence as contemplated by the Canadian Securities Acts, and in order to enable such underwriters to execute the certificate required to be executed by them for inclusion in each such document where required.

3.3	Indemnification

In connection with any Demand Registration or Piggyback Registration, the Company and the Investor shall negotiate in good faith indemnification and contribution terms as are customarily contained in underwriting agreements relating to public offerings of securities by a selling shareholder.

ARTICLE 4
BOARD OF DIRECTORS

4.1	Board of Directors Nominees

(a) For so long as the Investor owns directly or indirectly, 17.0% or more of the outstanding Common Shares, the Investor shall be entitled to designate two nominees (each an "Investor Nominee"), either of whom may be non-residents of Canada, for election or appointment to the Board and for so long as the Investor owns directly or indirectly, less than 17.0% of the outstanding Common Shares but 7.5% or more of the outstanding Common Shares, the Investor shall be entitled to designate one Investor Nominee for election or appointment to the Board, who may be non-resident of Canada.

(b) On the date hereof, ● and ●, shall be appointed as the Investor Nominees to serve on the Board until the next annual meeting of the Company's shareholders.

(c) The Investor shall advise the Company of the identity of each Investor Nominee at least ten Business Days prior to the date on which proxy solicitation materials are to be mailed (as advised by the Company to the Investor) for purposes of any meeting of shareholders at which directors of the Company are to be elected.  If the Investor does not advise the Company of the identity of any Investor Nominees prior to such deadline, then the Investor will be deemed to have nominated its incumbent nominees.  The Company shall advise the Investor of the mailing date of any such proxy solicitation materials at least 20 Business Days prior to such date.

(d) In the event that any Investor Nominee shall cease to serve as a director of the Company, whether due to such Investor Nominee's death, disability, resignation or removal, the Company shall cause the Board to promptly appoint a replacement Investor Nominee designated by the Investor to fill the vacancy created by such death, disability, resignation or removal, provided that the Investor remains eligible to designate an Investor Nominee.

(e) Following the appointment of the Investor Nominees, including any replacement Investor Nominees, the size of the Board shall remain at 12 directors.

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4.2	Management to Endorse and Vote

The Company agrees that management of the Company shall, in respect of every meeting of the shareholders at which directors of the Company are to be elected, and at every reconvened meeting following an adjournment thereof or postponement thereof, endorse and recommend the Investor Nominees identified in the proxy materials for election to the Board, and shall vote their Common Shares and the Common Shares in respect of which management is granted a discretionary proxy in favour of the election of such Investor Nominees to the Board at every such meeting.

4.3	Directors' Liability Insurance

The Investor Nominees shall be entitled to the benefit of any directors' liability insurance or indemnity to which other directors of Company are entitled.

ARTICLE 5
PARTICIPATION RIGHT

5.1	Notice of Issuances

If the Company proposes to issue (the "Issuance") any Offered Securities pursuant to a public offering, a private placement or otherwise (an "Offering") at any time after the date hereof and provided that the Investor owns, directly or indirectly, at least 10.0% of the outstanding Common Shares immediately prior to such Issuance, the Company will, as soon as possible after the public announcement of the Issuance, but in any event on the date on which the Company files a preliminary prospectus, registration statement or other offering document in connection with an Issuance that constitutes a public offering of Offered Securities, and at least 10 Business Days prior to the expected completion date of the Issuance, give written notice of the Issuance (the "Offering Notice") to the Investor including, to the extent known by the Company, full particulars of the Offering, including the number of Offered Securities, the rights, privileges, restrictions, terms and conditions of the Offered Securities, the price per Offered Security to be issued under the Offering, the expected use of proceeds of the Offering and the expected closing date of the Offering.

5.2	Grant of Participation Right

The Company agrees that, subject to Section 5.3 and the receipt of all required regulatory approvals (including the approval of the TSX and the NYSE Amex), the Investor has the right (the "Participation Right"), upon receipt of an Offering Notice, to subscribe for and to be issued as part of an Offering at the subscription price per Offered Security pursuant to the Offering and otherwise on substantially the terms and conditions of the Offering:

(a)
in the case of an Offering of Common Shares, up to such number of Common Shares that will allow the Investor to maintain a percentage ownership interest in the outstanding Common Shares that is the same as the percentage ownership interest that it had immediately prior to completion of the Offering;  and

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(b)
in the case of an Offering of Offered Securities (other than Common Shares), up to such number of Offered Securities that will (assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Offering and issuable pursuant to this Section 5.2) allow the Investor to maintain a percentage equity ownership in the Company that is the same as the percentage equity ownership that it had immediately prior to the completion of the Offering.

5.3	Exercise Notice

If the Investor wishes to exercise the Participation Right, the Investor shall give written notice to the Company (the "Exercise Notice") of the exercise of such right and of the number of Offered Securities, the Investor wishes to purchase within 10 Business Days after the date of receipt of an Offering Notice, or in the case of a public offering that is a "bought deal", within three Business Days of receipt of an Offering Notice (the "Notice Period"), failing which the Investor will not be entitled to exercise the Participation Right in respect of such Offering or Issuance.

5.4	Issuance of Participation Right Offered Securities

(a) If the Company receives an Exercise Notice from the Investor within the Notice Period, then the Company shall, subject to the receipt and continued effectiveness of all required approvals (including the approval(s) of the TSX, the NYSE Amex and any other stock exchange or over-the-counter market on which the Common Shares are then listed and/or traded and any required approvals under Securities Laws), which approvals the Company shall use all commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations, seeking shareholder approval (if required) in the manner described below, and having management and each member of the Board voting their Common Shares and all votes received by proxy in favour of the issuance of the Offered Securities to the Investor), issue to the Investor, against payment of the subscription price payable in respect thereof, that number of Common Shares or other Offered Securities, as applicable, set forth in the Exercise Notice.

(b) If the Company is required by the TSX or otherwise to seek shareholder approval for the issuance of the Offered Securities to the Investor, then the Company shall call and hold a meeting of its shareholders to consider the issuance of the Offered Securities to the Investor as soon as reasonably practicable, and in any event such meeting shall be held within 60 days after the date that the Company is advised that it will require shareholder approval, provided however that (i) the Company may not close the Offering prior to obtaining shareholder approval, and (ii) if the shareholders of the Company vote against the issuance of the Offered Securities to the Investor, then the Company shall not be required to issue to the Investor, and the Investor shall not be entitled to receive, such Offered Securities.

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5.5	Closing of Private Placement

The closing of any private placement in respect of which the Participation Right has been exercised by the Investor will take place on a date that is not later than 20 Business Days after the expiry of the Notice Period, unless all filings, notices, approvals (including shareholder approvals) and authorizations necessary to complete the closing of such private placement have not been made, given or obtained by that date, in which case the closing will be extended for such period as is determined by the Investor to be reasonably necessary to obtain the same, provided that, unless the parties otherwise agree, acting reasonably, the closing occurs within 45 days of the notice of the private placement or a notice of price protection in respect of that private placement being given to the TSX.

5.6	Issuances Not Subject to Participation Rights

Notwithstanding anything to the contrary contained herein, Sections 5.1 to 5.5 inclusive will not apply to any Issuances (a) for compensatory purposes to directors, officers, employees of or consultants to the Company and its Affiliates pursuant to compensation arrangements, or (b) pursuant to the exercise of existing convertible securities of the Company that have been issued or granted as of the date hereof (each such issuance of securities pursuant to paragraph (a) and (b) hereof being referred to as a "Dilutive Event").

ARTICLE 6
COVENANTS

6.1	Information Rights

For as long as the Investor owns, directly or indirectly, at least 10.0% of the outstanding Common Shares, if the Company is not required to file, or does not file, with securities regulatory authorities or the TSX (or any other stock exchange or over-the-counter market on which the Common Shares are then listed and/or traded) interim and annual financial statements or similar filings pursuant to applicable Law, the Company shall furnish to the Investor (a) unaudited financial statements within 60 days after the end of each of the Company's fiscal quarters (except year end), and (b) audited financial statements within 90 days after the Company's fiscal year end.

6.2	Reporting Issuer Status and Listing of Common Shares

The Company shall use commercially reasonable efforts to:

(a)
maintain the Company's status as a "reporting issuer" not in default under the applicable Securities Laws in the Provinces of British Columbia, Alberta and Ontario and the registration of its Common Shares under the U.S. Exchange Act; and

(b)	maintain the listing of the Common Shares on the TSX, the NYSE Amex and any other securities exchange, market or trading or quotation facility on which the

Tor#: 2804640.9

Common Shares are now or become listed or quoted and to comply with the rules and regulations thereof except to the extent that the Company participates in a merger, amalgamation, arrangement or other form of business combination transaction which results in the Company ceasing to be a "reporting issuer".

6.3	Priority of Registration Rights

The Company shall not, without the prior written consent of the Investor, grant to any person registration or prospectus qualification rights or agree to register or qualify a prospectus or registration statement of any kind or nature with respect to any securities of the Company if such rights would have priority over or otherwise prejudice the registration rights granted to the Investor pursuant to this Agreement.

6.4	Approval of the Investor

Without the prior written approval of the Investor:

(a)
until the earlier of (i) the termination of the Venture LP Agreement pursuant to Section 3.4 thereof and (ii) the date of Commercial Production (as such term is defined in the Venture LP Agreement), the Company shall not undertake or agree to any material change in the nature of the business of the Company from the exploration, development and production of iron ore, including the termination of any part of the business of the Company or any proposed investment in a business that is materially different than the then existing business of the Company; and

(b)
other than in accordance with the terms of the Venture LP Agreement, prior to either the (i) termination of the Venture LP Agreement pursuant to Section 3.4 thereof or (ii) the date on which the Investor or its Affiliate contributes its Initial Capital Contribution (as such term is defined in the Venture LP Agreement) to the Venture LP, the Company will not Transfer (as such term is defined in the Venture LP Agreement) any interest in the Kami Project (as such term is defined in the Venture LP Agreement) or enter into any partnership, joint venture or other business arrangement with any third party that has the effect of transferring directly or indirectly, any interest in the Kami Project.

6.5	Contractual Hold for Subscription Shares

(a) The Investor will not, and will not permit any Affiliate to, transfer any of the Subscription Shares prior to December 31, 2013, except:

(i)	to an Affiliate;

(ii)
pursuant to one or more Piggyback Registrations in accordance with the terms hereof, provided that the Investor shall not dispose of more than 25% of the Subscription Shares, in the aggregate, pursuant to any such Piggyback Registrations;

Tor#: 2804640.9

(iii)	pursuant to a formal take-over bid, formal issuer bid, merger, reorganization or other business combination involving the Company;

(iv)	if the Investor has terminated the Venture LP Agreement pursuant to Section 3.4 thereof, and then, any such transfer may only occur after January 31, 2013; or

(v)	with the Company's consent.

ARTICLE 7
MISCELLANEOUS

7.1	Notices

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	in the case of the Investor:

Hebei Iron & Steel Group Co., Ltd.
16/F Shimao Tower
No. 92 Jianguo Road
Chaoyang District
100022 Beijing
China

Attention:	Zheng Liangjun
Facsimile:	086 10 85 898292

with a copy to:

Davies Ward Phillips & Vineberg LLP
44th Floor 1 First Canadian Place
Toronto, ON  M5X 1B1
Canada

Attention:                      Patricia Olasker
Facsimile:                       416.863.0871

Tor#: 2804640.9

(ii)	in the case of the Company:

Alderon Iron Ore Corp.
Suite 250, 2000 McGill College Avenue,
Montreal, QC H3A 3H3
Canada

Attention:	President
Facsimile:	514.281.5048

(b)           Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)           Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 7.1.

7.2	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party.  No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

7.3	Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party.  Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Company, to an Affiliate of the Investor, provided that (i) any such assignee shall, prior to any such transfer, agree to be bound by all of the covenants of the Investor contained herein and comply with the provisions of this Agreement, and shall deliver to the Company a duly executed undertaking to such effect in form and substance satisfactory to the Company, acting reasonably, and (ii) where any rights of the Investor under this Agreement have been assigned, such rights shall only be exercised on behalf of all assignees and the Investor, collectively, by Hebei Iron & Steel Group Co., Ltd. (or any one permitted assignee designated by Hebei Iron & Steel Group Co., Ltd. to replace it in such capacity).

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7.4	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

7.5	Expenses

Except as otherwise expressly provided in this Agreement, each party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

7.6	Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

7.7	Right to Injuctive Relief

The Company agrees that any breach by it of the terms of this Agreement would result in immediate and irreparable injury and damage to the Investor for which the Investor could not be adequately compensated by damages.  The Company therefore also agrees that in the event of any such breach or any anticipated or threatened breach by it, the Investor shall be entitled to equitable relief, including by way of temporary or permanent injunction or specific performance, without having to prove damages, in addition to any other remedies (including damages) to which the Investor may be entitled at law or in equity.

7.8	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

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IN WITNESS WHEREOF this Agreement has been executed by the parties.

HEBEI IRON & STEEL GROUP CO., LTD.
by
Name:
Title:

ALDERON IRON ORE CORP.
by
Name:
Title:

Investor Rights Agreement

EXHIBIT B

VENTURE AGREEMENTS

Legal*7415880.1

Redacted Version

KAMI GENERAL PARTNER LIMITED

- and -

ALDERON IRON ORE CORP.

- and -

●

[HEBEI LIMITED PARTNER]

- and -

HEBEI IRON & STEEL GROUP CO., LTD.

LIMITED PARTNERSHIP AGREEMENT

●, 2012

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ARTICLE 1 DEFINITIONS AND INTERPRETATION		1
1.1	Definitions.	1
1.2	Interpretation.	9
1.3	Independent Provision.	10
1.4	Business Days.	10
1.5	Calculation of Time	10
ARTICLE 2 CREATION OF THE PARTNERSHIP		10
2.1	Creation.	10
2.2	Capital Contribution of the General Partner.	10
2.3	Name and Business Name.	10
2.4	Principal Place of Business.	10
2.5	Place of Business.	11
2.6	Object of the Partnership.	11
ARTICLE 3 UNITS AND INITIAL CAPITAL CONTRIBUTIONS		11
3.1	Limited Partner Units and General Partner Interest.	11
3.2	Equality of Units	11
3.3	Preliminary Limited Capital Contributions.	11
3.4	Capital Contribution of Hebei Limited Partner.	11
3.5	Issuance of Units to Hebei Limited Partner.	12
3.6	Alderon Initial Contribution Assets.	12
3.7	Representations and Warranties.	12
3.8	Securities Law Matters.	13
3.9	Purchase Price for Alderon Initial Contribution Assets/Issuance of Units to Alderon.	13
3.1	Income Tax Elections.	13
3.11	Adjustment to Purchase Price or Elected Amounts.	14
3.12	Goods and Services Tax Election.	14
3.13	HST Registration.	15
3.14	Further Assurances and Notification of Completion.	15
3.15	Alderon Election	15
3.16	General Partner’s Rights	15
3.17	Financing Covenants	15
3.18	Altius Royalty	15
ARTICLE 4 STATUS AND CAPACITY OF GENERAL PARTNER AND LIMITED PARTNER		16

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4.1	Status and Capacity of the General Partner.	16
4.2	Status and Capacity of the Limited Partners.	16
4.3	Restrictions to the Powers of the Limited Partners.	17
4.4	Restrictions Applicable to the Partners.	17
4.5	General Partner as Attorney and Mandatary.	17
4.6	Power of Attorney.	18
4.7	Confirmation of the Power of Attorney.	19
ARTICLE 5 LIABILITY OF PARTNERS		19
5.1	Unlimited Liability of the General Partner.	19
5.2	Limited Liability of the Limited Partners.	19
5.3	Loss of Limited Liability.	19
5.4	Liability of the General Partner.	19
5.5	Indemnification.	20
5.6	Compliance with the Law.	21
ARTICLE 6 UNITS		21
6.1	Number of Units.	21
6.2	Voting Rights.	21
6.3	Characteristics of the Units.	21
6.4	No Fractions of Units.	21
6.5	Shares in the General Partner.	22
ARTICLE 7 ISSUANCE OF UNITS		22
7.1	Subscription Agreement.	22
7.2	Issuance Fees.	22
7.3	Obligations of the Limited Partners.	22
7.4	Withdrawal of a Limited Partner.	22
7.5	Cash Calls.	22
7.6	Alderon Limited Partner to Contribute to Kami Project Development.	23
7.7	Procedures for Capital Contribution and Cash Calls.	24
7.8	Calls in Connection with Expansion	24
ARTICLE 8 DEFAULT IN PAYMENT		25
8.1	Notice of Default and Accelerated Payment.	25
8.2	Default on Cash Calls.	25
8.3	Adjustment of Proportionate Interests.	25
8.4	Failure to Provide Notice.	26
8.5	Temporary Suspension of Transfers.	26

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8.6	Interest on the Overdue Portion of the Subscription Price.	26
8.7	Payment from Distribution.	26
8.8	Application of Distribution.	26
ARTICLE 9 UNIT CERTIFICATES		26
9.1	Certificates.	26
9.2	Signature of the Certificates.	26
9.3	Delivery of Certificates.	27
9.4	Lost Certificates.	27
ARTICLE 10 REGISTRATION AND TRANSFER OF UNITS		27
10.1	Maintenance of Register.	27
10.2	Rules Regarding the Register.	27
10.3	Replacement of the Registrar.	28
10.4	Duties of the Registrar.	28
10.5	Transfer of Units.	28
10.6	No Other Transfers.	28
10.7	Right of First Refusal.	28
10.8	Requirements in Respect of Transfers.	29
10.9	Transfer Form.	31
10.1	Presumed Consent.	31
10.11	Registration of the Transfer.	31
10.12	Effective Date of Transfer.	31
10.13	Return of Cheques.	31
10.14	Bankruptcy.	32
10.15	Right to Consult the Register.	32
10.16	No Obligation to Ensure the Execution of a Trust.	32
10.17	Removal of Ineligible Partners.	32
10.18	Notice to Ineligible Partners.	32
10.19	Failure to Comply with a Notice.	33
10.2	Obligations of the General Partner.	33
10.21	Proceeds Held in Trust.	33
ARTICLE 11 CAPITAL ACCOUNTS		33
11.1	Capital Account.	33
11.2	Separate Capital Accounts.	33
11.3	No Right of Ownership.	34
11.4	Interest.	34

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ARTICLE 12 ALLOCATIONS OF NET INCOME AND Loss for TAX PURPOSES		34
12.1	Partnership Net Income (Loss).	34
12.2	Allocations of Net Income.	34
12.3	Computation of Income or Loss for Tax Purposes.	34
12.4	Allocation of Income or Loss or Resource Deduction for Tax Purposes.	35
12.5	Tax Returns.	35
ARTICLE 13 DISTRIBUTIONS		35
13.1	Annual Distribution.	35
13.2	Minimum Quarterly Distribution to Hebei Limited Partner.	36
13.3	Amounts Owing by a Limited Partner.	36
13.4	Overdistribution.	36
13.5	Limited Partner’s Receipt.	36
13.6	Distribution in Excess of Adjusted Cost Base	36
13.7	Other Withdrawal or Distribution.	37
13.8	Final Distribution.	37
ARTICLE 14 MANAGEMENT OF THE PARTNERSHIP		37
14.1	Rights of the General Partner.	37
14.2	Powers of the General Partner.	38
14.3	Compliance with Agreements.	41
14.4	Apparent Authority of the General Partner.	41
14.5	Delegation.	42
14.6	Ownership Rights.	42
14.7	No Commingling of Partnership Assets.	42
14.8	Fees of the General Partner.	42
14.9	Costs Assumed by the Partnership.	42
14.1	Exercise of Powers and Performance of Functions.	43
14.11	Protection Afforded by the Limited Liability.	44
14.12	Reimbursement to the General Partner.	44
ARTICLE 15 FINANCIAL MATTERS AND REPORTS		44
15.1	Fiscal Year.	44
15.2	Accounting Records.	44
15.3	Accounting Principles.	44
15.4	Right to Consult the Records and Registers.	44
15.5	Appointment of the Auditors.	45

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15.6	Revocation.	45
15.7	Annual Report and Tax Information.	45
15.8	Quarterly Report.	45
15.9	Monthly Reports.	46
15.1	Statement.	46
ARTICLE 16 PARTNERSHIP MEETINGS		46
16.1	Meetings of Partners.	46
16.2	Requested Meeting.	46
16.3	Annual Meeting.	46
16.4	Notice.	46
16.5	Location of Meeting.	47
16.6	Chairman of the Meeting.	47
16.7	Quorum.	47
16.8	Right to Vote and Record Date.	47
16.9	Suspension of Voting Rights.	47
16.1	Corporation.	48
16.11	Attendance by Other Persons.	48
16.12	Voting by a Show of Hands.	48
16.13	Declaration Made by the Chairman of the Meeting.	48
16.14	Vote Cast by the Chairman of the Meeting.	48
16.15	Holding of a Vote by Ballot.	48
16.16	Binding Nature of Resolutions.	48
16.17	Appointment of a Proxy and Right to Vote.	49
16.18	Proxies.	49
16.19	Signing of Proxy.	49
16.2	Proxy.	49
16.21	Validity of Proxy.	49
16.22	Revocation of the Appointment of a Proxy.	49
16.23	Conduct of Meetings.	50
16.24	Minutes of Meetings.	50
16.25	Powers Which May Be Exercised by Extraordinary Resolution.	50
ARTICLE 17 CHANGE, RESIGNATION OR DISMISSAL OF THE GENERAL PARTNER		51
17.1	Resignation.	51
17.2	Prohibited Resignation.	51
17.3	Bankruptcy or Insolvency.	51

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17.4	Dismissal of the General Partner.	51
17.5	Transfer of Management.	51
17.6	Transfer of Ownership Rights.	52
17.7	Release.	52
17.8	New General Partner.	52
ARTICLE 18 DISSOLUTION OF THE PARTNERSHIP		52
18.1	Term of Existence of the Partnership.	52
18.2	Events of Dissolution.	52
18.3	Events that do not Result in Dissolution.	52
18.4	General Partner Acting as Receiver.	53
18.5	Other Receiver.	53
18.6	Notices.	53
18.7	Liquidation of Assets.	53
18.8	Distribution.	53
ARTICLE 19 AMENDMENT		54
19.1	Amendment.	54
19.2	Notice.	54
ARTICLE 20 NOTICES		54
20.1	Notices.	54
20.2	Deemed Receipt.	55
20.3	Change of Address.	55
20.4	Accidental Omission.	55
ARTICLE 21 ARBITRATION		56
21.1	Arbitration.	56
ARTICLE 22 MISCELLANEOUS		56
22.1	Guarantee.	56
22.2	Binding Effect.	57
22.3	Language.	57
22.4	No Waiver.	57
22.5	Enurement.	57
22.6	Severability.	57
22.7	Entire Agreement.	57
22.8	Counterparts.	58
22.9	Governing Law.	58

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LIMITED PARTNERSHIP AGREEMENT

THIS AGREEMENT made with effect on ●, 2012.

BETWEEN:

KAMI GENERAL PARTNER LIMITED, a corporation incorporated under the laws of Province of Ontario

(hereinafter referred to as “General Partner”)

ALDERON IRON ORE CORP., a corporation incorporated under the laws of the Province of British Columbia

(hereinafter referred to as “Alderon”)

- and -

●, a corporation incorporated under the laws of [Canadian jurisdiction]

(hereinafter referred to as the “Hebei Limited Partner”)
- and -

HEBEI IRON & STEEL GROUP CO., LTD., a corporation duly incorporated under the laws of the People’s Republic of China

(hereinafter referred to as “Hebei”)

WHEREAS the parties desire to form a limited partnership for the purpose of developing and operating the Kami Project.

NOW THEREFORE, in consideration of the terms and conditions herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), the parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions.

In this Agreement, unless there is an express provision to the contrary or unless the context otherwise requires:

(a)	“Act” means the Limited Partnership Act, R.S.O. 1990, c.L16, as amended;

(b)	“Additional Project Financing” means, at any time, the aggregate principal amount of debt financing for the purpose of financing the development of the Kami Project to

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increase the production capacity by a minimum of 4 million MT of iron ore concentrate per annum above 8 million MT of iron ore concentrate per annum;

(c)
“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise);

(d)	“Affiliated Body Corporate” means a body corporate that is an Affiliate of the General Partner or of a Limited Partner, as the case may be;

(e)	“Agent” shall have the meaning set out in subsection 10.8(b)(iv)A;

(f)	“Alderon Initial Contribution Assets” shall have the meaning set out in Section 3.6;

(g)
“Alderon Subscription Agreement” means the subscription agreement dated ●, 2012 between Alderon and Hebei providing, inter alia, for the subscription by Hebei for common shares in the capital of Alderon;

(h)	“Altius” means Altius Resources Inc., a wholly-owned subsidiary of Altius Minerals Corporation;

(i)	“Altius Royalty” means the three percent (3%) gross sales royalty in favour of Altius on iron ore concentrate from the Kami Project as set out in the Altius Royalty Agreement;

(j)	“Altius Royalty Agreement” means the agreement dated December 6, 2010 between Altius and Alderon whereby Alderon granted Altius a 3% gross sales royalty;

(k)
“Applicable Laws” means applicable laws, statutes, by-laws, rules, regulations, orders, ordinances,  codes, guidelines, treaties, policies, notices, directions, decrees, judgments or awards of any Governmental Authority, in each case having the force of law;

(l)
“Approved Annual Budget and Work Plan” means an Initial Budget and Work Plan (as defined in the Shareholders Agreement) or other annual budget and work plan approved in accordance with the Shareholders Agreement;

(m)	“Arm’s Length” shall have the meaning set out in the Tax Act;

(n)	“Assignee” shall have the meaning set out in Section 10.8;

(o)	“Assignor” shall have the meaning set out in Section 10.8;

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(p)	“Auditors” means KPMG LLP or such other nationally recognized firm of independent chartered accountants as the General Partner may from time to time appoint as auditors of the Partnership;

(q)
“Business Day” means any day, other than a Saturday, Sunday or any other day on which major commercial banks in Toronto, Ontario and the People’s Republic of China are not open for business during normal banking hours;

(r)	“Call for Contributions” means the notice delivered by the General Partner pursuant to Section 7.5;

(s)	“Capital Account” shall have the meaning set out in Section 11.1;

(t)
“Capital Contributions” means, with respect to any Partner, the sum of the amount of cash and/or the Fair Market Value (on the date contributed) of any property contributed to the Partnership by such Partner (or its predecessors in interest) with respect to the Interests held by such Partner including, in the case of Alderon the sum of [$360,000,000] being the Fair Market Value of the Kami Project;

(u)
“Certificate” means a certificate evidencing ownership of one or more Units by a Limited Partner, in the form reproduced in Schedule 1.1(u) (Unit Certificate) or any other form approved by the General Partner;

(v)
“Change of Control” means, in respect of any Limited Partner: (i) a transaction:   (A) the effect of which is that a Person or combination of Persons acting in concert becomes, at any time after the Effective Date, the holder of more than 50% of the shares in the capital stock of such Limited Partner which shares carry a voting right either under all circumstances or under certain circumstances that have occurred and are continuing; and (B) such Person or combination of Persons did not hold such number of shares as of the Effective Date; or (ii) a merger, arrangement, share exchange, take-over bid or other similar transaction effected after the Effective Date resulting in the shareholders of such Limited Partner, as of the Effective Date, collectively holding less than 50% of such Limited Partner’s aggregate issued and outstanding shares which carry a voting right either under all circumstances or under certain circumstances that have occurred and are continuing to occur;

(w)
“Commercial Production” means the date the Kami Project has been operating and producing at no less than sixty percent (60%) of monthly production capacity of the total annual production capacity of 8 million MT of iron ore concentrate over a consecutive thirty (30) day period;

(x)	“Declaration” means the declaration of limited partnership required by the Act which will be filed contemporaneously with the execution of this Agreement;

(y)	“Diluting Date” shall have the meaning set out in Section 8.2;

(z)	[definition used in confidential distribution provisions];

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(aa)	“Effective Date” means the date of this Agreement;

(bb)	“Elected Amounts” has the meaning set out in Section 3.10;

(cc)	“ETA” means the Excise Tax Act (Canada), as amended from time to time;

(dd)
“Expanded Commercial Production” means the date the Kami Project has been operating and producing at no less than sixty percent (60%) of  monthly production capacity of the total annual production capacity of the Expanded Production Capacity;

(ee)	"Expanded Production Capacity" means production capacity at the Kami Project of at least 4 million MT of iron ore concentrate per annum above 8 million MT of iron ore concentrate per annum;

(ff)	“Extraordinary Resolution” means:

(i)
a resolution approved by at least eighty percent (80%) of the votes cast in person or by proxy, by Partners entitled to vote in respect thereof at a duly convened meeting of the Partners, or at any adjournment thereof; or

(ii)
a written resolution in lieu of a meeting, signed in one or more counterparts by (i) all Partners which are entitled to vote in respect of such a resolution at a duly convened meeting of the Partners; or (ii) Partners representing at least eighty percent (80%) of the votes of all Partners who are otherwise entitled to vote; provided that in the case of (ii) at least twenty-one (21) days’ notice of the written resolution together with information sufficient to make a seasoned decision about the subject matter of the resolution, shall have been given to the Partners.  For the purposes of the foregoing signatures transmitted by electronic means (telecopier, internet, etc.) shall be accepted;

(gg)	“Facilities Easements” means all easements, rights of way or servitudes required to operate the Kami Project;

(hh)	“Fair Market Value” means the fair market value calculated in accordance with generally accepted valuation methods;

(ii)
“Feasibility Study” means a feasibility study as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, with respect to the Kami Project in form and substance acceptable to Alderon;

(jj)
“Fees and Expenses of the Partnership” means the expenses and liabilities assumed and incurred by the Partnership in the conduct of its business and affairs, including the management fees under the Management Agreement, the fees and expenses of the General Partner, the costs of creating and organizing the Partnership, the costs of issuing Units, the fees payable upon the distribution of Units and the legal and advisory fees and expenses incurred by the General Partner, the Partnership’s expenses set forth in Section 14.9, all statutory taxes, all of the Partnership’s permit or license fees, if any, the reasonable costs incurred in redeeming Units, the reasonable costs incurred in appraising

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the assets of the Partnership for the benefit of the Partners and such other reasonable fees, expenses and liabilities as are incurred by the Partnership for the purpose of its objects and activities;

(kk)	“Fiscal Year” means a fiscal year of the Partnership determined in accordance with Section 15.1;

(ll)
“General Partner” means Kami General Partner Limited, a corporation the voting shares of which are initially owned as to seventy-five percent (75%) by Alderon and as to twenty-five (25%) by Hebei Limited Partner, or any other party who may, from time to time, become the general partner of the Partnership in replacement thereof, in each case until such Person ceases to be the general partner of the Partnership pursuant to the provisions of this Agreement.  However, no general partner of the Partnership shall be replaced by a “non-Canadian” within the meaning of the Investment Canada Act or by a “non-resident” within the meaning of the Income Tax Act;

(mm)
“Governmental Authority” means any federal, provincial or municipal government, parliament or legislature, or any regulatory authority, agency, tribunal, commission, board or department of any such government, parliament or legislature, or any court or other law, by-law, regulation or rule-making entity, each having jurisdiction in the relevant circumstances, including any Person acting under the authority of a Governmental Authority;

(nn)	[definition used in confidential distribution provisions];

(oo)	[definition used in confidential distribution provisions];

(pp)
“HST” means all goods and services and/or harmonized sales taxes, interest, penalties and fines imposed under the ETA and the regulations made thereunder, and any similar value added or multi-staged tax imposed by any applicable provincial legislation and any reference to a specific provision of the ETA or to any such applicable provincial legislation shall refer to any successor provision thereto of like or similar effect;

(qq)
“IFRS” means International Financial Reporting Standards and refers to the accounting framework, standards and interpretations issued by the International Accounting Standards Board, as updated and amended from time to time, and comprise International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations (as issued by the IFRS Interpretations Committee) and SIC interpretations (as issued by the Standing Interpretations Committee;

(rr)	“Initial Contribution” means a Capital Contribution of [$120 million];

(ss)	“Interest” means, in respect of a Partner at any time, the rights, obligations and interest of the Partner in the Partnership at such time, as set out in this Agreement;

(tt)	“Investment Canada Act” means the Investment Canada Act as amended and in force from time to time, and the regulations adopted thereunder;

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(uu)	“Investor Rights Agreement” means the agreement between Alderon and [Hebei] entered into as of the date hereof in accordance with the provisions of the Alderon Subscription Agreement;

(vv)
“Kami Project” means the development and operation of the Kami Property and shall entail the development of an iron mine of not less than an 8 million MT per annum iron ore concentrate production capacity and processing facility on the Kami Property, including, the extraction and production from the Kami Property of iron ore, the stockpiling of the ore, the shipment of the ore to the treatment plant, the crushing and concentration of the ore using physical processes, the storage of the tailings from the concentration process, and the stockpiling, loading and shipment of the iron ore concentrate by rail to the port facilities at Sept-Îles (Pointe Noire), Quebec where railway cars will be unloaded and the iron concentrate will be stockpiled and loaded aboard ships for disposition;

(ww)
“Kami Property” means the lands located in the Province of Newfoundland and Labrador and described within the perimeter outlined in yellow on the map constituting Schedule 1.1(ww) (Kami Property) and shall include the Mining Claims and all related fixed facilities and equipment located on such lands;

(xx)
“Limited Partner” means Hebei Limited Partner, Alderon and any other Person who from time to time is a registered owner of a Unit and is bound by this Agreement as a limited partner of the Partnership;

(yy)
“Management Agreement” means the management agreement negotiated and entered into concurrently with this Agreement between the General Partner and Alderon for the management of the Kami Project by Alderon as manager;

(zz)	“Manager” means the manager appointed pursuant to the Management Agreement;

(aaa)	[definition used in confidential distribution provisions];

(bbb)
“Maximum Hebei Contribution” means the maximum amount of Capital Contributions to be made by Hebei Limited Partner being the amount equal to the sum of the: (i) Initial Contribution; and (ii) an amount equal to twenty-five percent (25%) multiplied by ($880 million minus Project Financing, if any);

(ccc)
“Mining Claims” means the mining claims registered with the Department of National Resources for the Province of Newfoundland and Labrador in the name of Alderon in respect of the Kami Project as set out in Schedule 1.1(ccc) (Mining Claims) to this Agreement and as may be renewed from time to time;

(ddd)	[definition used in confidential distribution provisions];

(eee)	“MT” means 1 metric tonne of 1000 kilograms or 2204.62lbs;

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(fff)	“Net Income (Loss)” of the Partnership means, for each Fiscal Year, the net income (net loss) of the Partnership, as set forth in the audited annual financial statements of the Partnership;

(ggg)
“Off Take Agreement” means the iron ore purchase agreement dated the date hereof entered into between the Partnership and Hebei for the sale by the Partnership and the purchase by Hebei of iron ore concentrate produced from the Kami Property;

(hhh)	“Ordinary Resolution” means:

(i)
a resolution approved by at least fifty percent (50%) of the votes cast in person or by proxy, by Partners entitled to vote in respect thereof at a duly convened meeting of the Partners, or at any adjournment thereof; or

(ii)
a written resolution in lieu of a meeting, signed in one or more counterparts by (i) all Partners which are entitled to vote in respect of such a resolution at a duly convened meeting of the Partners; or (ii) Partners representing at least fifty (50%) of the votes of all Partners who are otherwise entitled to vote; provided that in the case of (ii) at least twenty-one (21) days’ notice of the written resolution together with information sufficient to make a reasoned decision about the subject matter of the resolution, shall have been given to the Partners.  For the purposes of the foregoing signatures transmitted by electronic means (telecopier, internet, etc.) shall be accepted;

(iii)	“Other Transferred Property” has the meaning set out in Section 3.6;

(jjj)	“Partnership” or “LP” means the Kami Mine Limited Partnership, the limited partnership formed pursuant to this Agreement;

(kkk)	“Partner” means the General Partner or any Limited Partner;

(lll)
“Permits” means the orders-in-council, approvals, certificates of authorization, authorizations, attestations, permits, licences, undertakings or consents, and any other authorization from a ministry or Governmental Authority, in respect of the Kami Project;

(mmm)	“Permitted Transferee” shall have the meaning set out in Section 10.5;

(nnn)	“Person” means an individual, a corporation, a partnership, a joint venture, an association, a company, a trust, an unincorporated entity, or a Government Authority;

(ooo)
“Prime Rate” means the annual base rate of interest posted from time to time by the Partnership’s principal banker as the rate of interest in effect to determine the rate of interest it will charge for commercial loans in Canadian dollars;

(ppp)	[definition used in confidential distribution provisions];

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(qqq)	“Project Financing” means, at any time, the aggregate principal amount of debt financing obtained from banks for the purpose of financing the development of the Kami Project to Commercial Production;

(rrr)
“Proportionate Interest” means the percentage of Units held by a Limited Partner in relation to all of the issued and outstanding Units, the respective Proportionate Interests of Alderon and Hebei Limited Partner as at the date hereof being seventy-five (75%) in the case of Alderon and twenty-five (25%) in the case of Hebei Limited Partner, subject to adjustment pursuant to Section 8.3;

(sss)	“Purchase Price” has the meaning set out in Section 3.9;

(ttt)	“Register” means the register of the Partnership maintained in accordance with Article 10;

(uuu)	“Registrar” means the General Partner or any other Person appointed by the General Partner to act as such;

(vvv)	“Securities Act” means the Securities Act (Ontario) R.S.O. 1990 c.S.5 in force at the date hereof;

(www)	“Shareholders Agreement” means the shareholders agreement entered into concurrently with this Agreement among the General Partner and the Limited Partners as shareholders of the General Partner;

(xxx)	[definition used in confidential distribution provisions];

(yyy)	“Subscription Date” means the date upon which Hebei completes the subscription contemplated in Section 3.4;

(zzz)	“Subscription Price” means, in respect of a Unit, the capital in consideration of which the Unit is issued;

(aaaa)
“Substantial Completion Date” means the date the Kami Project and related processing facility have been operating and producing at no less than eighty percent (80%) of monthly production capacity of the total annual production capacity of 8 million MT of iron ore concentrate per annum over a consecutive thirty (30) day period;

(bbbb)	“Tax Act” means the Income Tax Act (Canada), as amended and in force from time to time, and the regulations adopted thereunder;

(cccc)
“Transaction Agreements” means this Agreement, the Shareholders’ Agreement, the Alderon Subscription Agreement, the Off Take Agreement, the Management Agreement, the Investor Rights Agreement and the Transfer Pricing Agreement;

(dddd)
“Transfer” means any sale, exchange, transfer, assignment, gift, pledge, encumbrance, hypothecation, alienation, grant of a security interest or other transaction, whether voluntary, involuntary or by operation of law, by which the direct or indirect legal or

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beneficial ownership of, or any security or other interest in, such security passes from one person to another person or to the same person in a different capacity, whether or not for value;

(eeee)	“Transfer Pricing Agreement” means the agreement dated the date hereof between Alderon and Hebei with respect to the undertaking of a transfer pricing study;

(ffff)	“Transferor” shall have the meaning set out in Section 10.5; and

(gggg)	“Unit” means an undivided Interest of a Limited Partner in the Partnership, on the terms provided for in this Agreement.

1.2	Interpretation.

For the purposes of this Agreement, unless there is an express provision to the contrary or unless the context otherwise requires:

(a)
the table of contents and the headings have been inserted in this Agreement solely for ease of reference and shall not be used to interpret, define or limit the scope, bearing or intention of the present Agreement or of any provision hereof;

(b)
accounting terms which are not otherwise defined shall have the meanings attributed to them and all calculations to be made hereunder or financial statements to be prepared, are to be made or prepared in accordance with IFRS applicable to the business of the Partnership applied on a basis consistent with prior periods;

(c)
every reference to an act or a code (including IFRS) shall include all the regulations adopted thereunder and all amendments to such act, code or regulation which are in force from time to time and shall also include any act, code or regulation which supplements or replaces such act, code or regulation;

(d)	every reference to an entity shall include its successor as permitted hereby;

(e)
the word “including”, when it follows an expression or a general statement, shall not be interpreted so as to restrict such expression or general statement to the specific items mentioned immediately thereafter or to similar items, it being the intention that the expression or general statement shall refer to all other items which might reasonably fall within its broadest possible scope;

(f)	except where otherwise specifically stated to the contrary, every reference to currency shall be a reference to Canadian currency;

(g)	every reference to the “approval”, “authorization”, “consent” or “opinion” of a Partner means the written approval, written authorization, written consent or written opinion of a Partner.

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1.3	Independent Provision.

Each provision hereof is independent and shall be interpreted separately from the others, and the nullity of one provision shall not entail the nullity of the others.

1.4	Business Days.

If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day thereafter.

1.5	Calculation of Time

In this Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 11:59 p.m. (Toronto time) on the last day of the period.  If, however, the last day of the period does not fall on a Business Day, the period will terminate at 11:59 p.m. (Toronto time) on the next Business Day.

ARTICLE 2
CREATION OF THE PARTNERSHIP

2.1	Creation.

The Partners hereby form a limited partnership in accordance with the provisions of this Agreement and the Act, and the General Partner hereby undertakes to immediately file the Declaration.  The business of the Partnership shall commence with the filing of the Declaration and shall continue until the Partnership is dissolved in accordance with this Agreement.  The General Partner will file, if, as and when required by the Act or this Agreement, any changes to the Declaration or new declarations at any time for any proper purpose as the General Partner may determine.

2.2	Capital Contribution of the General Partner.

The parties acknowledge that the General Partner has made a capital contribution to the Partnership in the amount of one dollar ($1.00) upon execution of the Limited Partnership Agreement.

2.3	Name and Business Name.

The name and business name of the Partnership shall be “The Kami Mine Limited Partnership” or any other name deemed appropriate by the General Partner from time to time in order to comply with the laws of the jurisdictions in which the Partnership shall carry on business.

2.4	Principal Place of Business.

The principal place of business of the Partnership shall be located at Toronto, or at any other location which the General Partner may determine from time to time and which is set forth in the Declaration; and the General Partner and the Partnership shall be entitled to have offices elsewhere, as the General Partner deems appropriate.

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2.5	Place of Business.

The Partnership may carry on business outside the Province of Ontario, including in the Province of Newfoundland and Labrador, notwithstanding that the laws of any such other jurisdiction in which it carries on business provide each Limited Partner with protection as regards limited liability that may not be the same as the limited liability protection provided under the laws of the governing jurisdiction of the Partnership.  The General Partner shall cause the Partnership to be registered or qualified under its own name pursuant to a foreign limited partnership statute or similar laws in any jurisdictions in which the Partnership owns property or transacts business if such registration or qualification is necessary to protect the limited liability of the Limited Partners or to permit the Partnership lawfully to own property or transact business in such jurisdiction.

2.6	Object of the Partnership.

The object of the Partnership is to develop and operate the Kami Project.

ARTICLE 3
UNITS AND INITIAL CAPITAL CONTRIBUTIONS

3.1	Limited Partner Units and General Partner Interest.

(a)
The Interests of the Limited Partners in the Partnership shall be divided into and represented by Units, each representing a share of the aggregate Interests of the Limited Partners in the Partnership as determined pursuant to this Agreement.

(b)
The General Partner, in its capacity as the general partner of the Partnership, shall hold a 0.001% undivided Interest in the Partnership.  The General Partner shall have the right to receive such distributions in respect of that Interest in the Partnership only as are expressly provided for in this Agreement.

3.2	Equality of Units

Except as otherwise expressly provided herein, each Unit shall entitle the holder thereof to the same rights and subject the holder to the same obligations as the holder of any other Unit and, save as may be expressly set out in this Agreement, no Limited Partner shall be entitled to any privilege, priority or preference in relation to any other Limited Partner.

3.3	Preliminary Limited Capital Contributions.

Alderon shall acquire three (3) Units for a subscription price of $3.00 and Hebei Limited Partner shall acquire one (1) Unit for a subscription price of $1.00 on execution of this Agreement.

3.4	Capital Contribution of Hebei Limited Partner.

Alderon, in its capacity as manager under the Management Agreement, and the General Partner covenant to Hebei Limited Partner that they will use commercially reasonable efforts to deliver the Feasibility Study to Hebei on or before January 31, 2013. If the Feasibility Study provides that (a) the total capital expenditures required to develop the Kami Project to an annual production capacity

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of 8 million MT are less than or equal to $1.3 billion which will be stated in the Feasibility Study to be  subject to a range of accuracy; (b) total reserves at the Kami Property are greater than 500 million MT; and (c) the specifications for the iron ore concentrate meet the minimum specifications set out in the Off  Take Agreement in order for the Agreement to be effective, Hebei shall be deemed to have approved the Feasibility Study. If the Feasibility Study does not meet any or all of the foregoing provisions, then Hebei Limited Partner’s approval of the Feasibility Study shall be required.  If Hebei Limited Partner has a right of approval in respect of the Feasibility Study, Hebei Limited Partner must provide its decision as to whether it approves the Feasibility Study or not to Alderon in writing within fifteen (15) Business Days following receipt of the Feasibility Study by Hebei Limited Partner from the Partnership. If Hebei Limited Partner fails to deliver its decision to Alderon within the frame set out herein, Hebei Limited Partner shall be deemed to have not approved the Feasibility Study.  Hebei Limited Partner shall contribute to the Partnership the Initial Contribution payable not later than fifteen (15) Business Days following the approval or deemed approval of the Feasibility Study by Hebei Limited Partner.  If the Feasibility Study is not delivered by January 31, 2013, or Hebei Limited Partner does not approve the Feasibility Study in accordance with the provisions of this Section 3.4, Hebei Limited Partner may elect to tender its Unit to the Partnership for cancellation for $1.00. Alderon may elect to cause Hebei Limited Partner to tender its Unit for cancellation for $1.00 if Hebei Limited Partner does not approve the Feasibility Study  in accordance with the provisions of this Section 3.4.  In each case, upon such cancellation, this Agreement shall terminate and be of no further force and effect and none of the Parties shall have any further liability to one another in respect of the provisions hereof.

3.5	Issuance of Units to Hebei Limited Partner.

Upon receipt of the Initial Contribution pursuant to Section 3.4, the Partnership will issue 249,999 Units to Hebei Limited Partner.  Such amount so contributed by Hebei Limited Partner shall be credited to the Capital Account of Hebei Limited Partner.

3.6	Alderon Initial Contribution Assets.

Contemporaneously with Hebei Limited Partner’s subscription for Units as set out in Section 3.4 and 3.5, and the payment of Hebei Limited Partner’s subscription, Alderon will transfer and assign to the Partnership legal and beneficial title to the Kami Property (which shall be registered in the name of the General Partner), all other capital assets used solely in the development and operation of the Kami Property and any other tangible and intangible assets (including mining equipment) owned by Alderon related to or used solely in respect of the Kami Property and including any agreements entered into by Alderon relating to electricity supply, transmission or distribution or rail and/or port transportation services to the Kami Project or any impact and benefits agreements with aboriginal peoples relating in whole or in part to the Kami Project (the “Other Transferred Property”), including all rights in and to, and to the use and benefit of (including the right to prospect, explore, drill or mine for minerals) the Kami Property for the Purchase Price set forth in Section 3.9 hereof (such assets, the “Alderon Initial Contribution Assets”).  [redacted – drafting notes]

3.7	Representations and Warranties.

Alderon represents and warrants as follows:

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(a)
that upon completion of the transfer contemplated in Section 3.6, it shall have transferred to the Partnership good and marketable title in and to the Alderon Initial Contribution Assets, free and clear of all mortgages, charges, pledges, hypothecs or encumbrances other than the Altius Royalty; and

(b)
except as set out in Schedule 3.7, no consent, approval, authorization, registration, declaration or filing with any Governmental Authority is required to be made by Alderon in connection with the execution and delivery by it of this Agreement or the observance and performance by it of its obligations under this Agreement, including without limitation the transfer of the Alderon Initial Contribution Assets.

3.8	Securities Law Matters.

Alderon and Hebei Limited Partner acknowledge and agree that the issue and delivery of the Units to it are conditional upon such sale being exempt from any requirement to file a prospectus or registration statement and the requirement to deliver any offering memorandum (or similar document) under all applicable securities legislation, rules, regulations and policies.  The General Partner, on behalf of the Partnership, agrees with Alderon and Hebei Limited Partner that the Partnership is a “private issuer” as defined in National Instrument 45-106 Prospectus Exempt Distributions on the basis that it is not a reporting issuer, it has restrictions of the transfer of the Units in this Agreement, it is issuing Units to only two Limited Partners and each Limited Partner will be considered to be a “founder” as defined in National Instrument 45-106 Prospectus Exempt Distributions.  Alderon and Hebei Limited Partner each further represent and warrant to the General Partner and each other in respect of itself that it is an “accredited investor” as defined in National Instrument 45-106 Prospectus Exempt Distributions and will maintain that status until the earlier of:  (i) the completion of the Capital Contributions set out in Sections 3.4 and 3.6; and (ii) the termination of this Agreement pursuant to Section 3.4.

3.9	Purchase Price for Alderon Initial Contribution Assets/Issuance of Units to Alderon.

The purchase price for the Alderon Initial Contribution Assets shall be the aggregate fair market value of the Alderon Initial Contribution Assets as at the Subscription Date which the parties have determined in good faith to be [$360,000,000] (the “Purchase Price”).  The amount of the Purchase Price shall be added to the Capital Account of Alderon and shall form part of the Capital Contribution of Alderon.  The Partnership shall pay and satisfy the Purchase Price by issuing 749,997 Units to Alderon.  The Purchase Price shall be allocated among the Kami Property and the Other Transferred Property.

3.10	Income Tax Elections.

Alderon and all other Partners of the Partnership shall elect jointly pursuant to subsection 97(2) of the Tax Act and any applicable provincial tax statute, by completing and filing all prescribed forms and related documents in such manner and at such time as is prescribed, and that, for tax purposes only, the elected amounts, the proceeds of disposition received by Alderon for the Alderon Initial Contribution Assets and the cost of the Alderon Initial Contribution Assets to the Partnership (the “Elected Amounts”) shall be:

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(a)	$1.00 for the Kami Property, provided this amount is permitted by the provisions of the Tax Act; and

(b)	the “cost amount” (as defined by the Tax Act) comprising the Other Transferred Property immediately prior to such contribution to the Partnership by Alderon.

If a Partner or the Partnership fails to file its tax returns in a manner consistent with the aforesaid elections, it shall indemnify and save harmless the other Partners and the Partnership in respect of any resulting taxes, interest, penalties and interest thereon and legal and/or accounting expenses paid or incurred by the other Partners or the Partnership.

3.11	Adjustment to Purchase Price or Elected Amounts.

All the Partners intend that the purchase and sale of the Alderon Initial Contribution Assets under this Agreement be on a tax-deferred basis to Alderon for purposes of the Tax Act and applicable provincial tax legislation and, pursuant to subsection 97(2) of the Tax Act, the parties agree to file joint tax elections under such tax legislation that contain Elected Amounts as defined in Section 3.10.  If Alderon subsequently determines at any time or from time to time, that one or more Elected Amounts should be revised in order to avoid any recapture of depreciation, if and to the extent permitted under the rules in any applicable tax legislation, Alderon and the Partners and the Partnership shall file, to the extent permitted by the Tax Act, revised joint tax elections reflecting such revised Elected Amounts as determined by Alderon in order to avoid such recapture.

3.12	Goods and Services Tax Election.

(a)
The Partnership and Alderon shall jointly execute an election under Section 167 of the ETA, and any equivalent or corresponding provisions of any applicable provincial law imposing a similar value-added or multi-staged tax such that no such tax will be payable with respect to the purchase and sale of the Alderon Initial Contribution Assets under this Agreement.  The Partnership and Alderon shall make the elections in the prescribed forms containing prescribed information and such elections shall be filed by the Partnership in compliance with the requirements of the applicable law and, promptly thereafter, the Partnership will confirm to Alderon in writing that such election forms have been so filed.

(b)
Notwithstanding the election contemplated in (a) above, in the event it is determined by the Canada Revenue Agency or other competent Governmental Authority that there is a liability of the Partnership to pay, or of Alderon to collect and remit, any amounts on account of sales, goods and services or harmonized sales tax on all or part of the Purchase Price paid for the Alderon Initial Contribution Assets, such sales, goods and services and harmonized sales tax shall be forthwith paid by the Partnership to the Canada Revenue Agency, the competent provincial tax authority, or to Alderon, as the case may be, and the Partnership shall indemnify and save Alderon harmless with respect to any such sales, goods and services or harmonized sales tax as well as any interest and penalties relating thereto or imposed thereon.

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3.13	HST Registration.

The Partnership and each of the Partners is or will on the Subscription Date be a registrant for purposes of the HST.

3.14	Further Assurances and Notification of Completion.

Alderon hereby covenants with the parties hereto that it will take all necessary actions to implement, give effect to and complete all necessary registrations and shall use all reasonable commercial efforts to secure all necessary consents for the transfer of the Alderon Initial Contribution Assets to the Limited Partnership as soon as possible on or after the date hereof.  The General Partner agrees to give notice to each Limited Partner on the completion of any registration or obtaining of any consent in relation to the transfer of the Alderon Initial Contribution Assets from Alderon to the Partnership.

3.15	Alderon Election

Alderon may, in its sole discretion, at any point during the term of this Agreement, by notice to the General Partner, elect to convert its interest from that of a limited partner to a general partner, and in such event, from and after the date of such conversion, it shall retain all rights and privileges and all obligations set out herein other than the limitation on liability awarded to limited partners pursuant to the Act, and shall have no additional rights or obligations. It is agreed that if requested, a joint election under subsection 97(2) of the Income Tax Act (Canada) between Alderon and the Partnership will be executed by all Partners and filed in regard to such conversions.

3.16	General Partner’s Rights

In the event of an election by Alderon as set out in Section 3.15, the rights and obligations of the General Partner as the general partner of the Partnership shall be unaffected by such conversion by Alderon.

3.17	Financing Covenants

Hebei and Hebei Limited Partner covenant and agree with Alderon and the General Partner to use their best efforts to assist in obtaining Project Financing for the Kami Project from financial institutions and others, including Chinese banks and to assist Alderon and the General Partner in satisfying any due diligence requirements of any such financial institutions if requested by the General Partner, and if requested by any such financial institutions, Alderon, Hebei Limited Partner and Hebei shall provide guarantees of any such borrowing up to their respective Proportionate Interests and, in the case of Hebei, indirect Proportionate Interest. Heibei and Hebei Limited Partner agree that Alderon and the Partnership shall be entitled to issue a press release which includes the commitment set out in this Section 3.17.

3.18	Altius Royalty

The General Partner will assume, on behalf of the Partnership, all rights and obligations under the Altius Royalty Agreement.

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ARTICLE 4
STATUS AND CAPACITY OF GENERAL PARTNER
AND LIMITED PARTNER

4.1	Status and Capacity of the General Partner.

The General Partner represents and warrants to each Limited Partner that:

(a)
it is and shall continue to be a duly incorporated and validly existing corporation in accordance with the laws of the Province of Ontario and duly qualified to carry on business in the Provinces of Ontario, and Newfoundland and Labrador, and, if the need arises, it shall be qualified to carry on business in every other jurisdiction in which the Partnership wishes to do business;

(b)
it has and shall continue to have the requisite capacity and powers to act as General Partner and to perform its obligations pursuant hereto, without thereby infringing or being in default under its articles, any other agreement binding it or the laws of the Provinces of Ontario, or Newfoundland and Labrador;

(c)	it is not a “non-Canadian” within the meaning of the Investment Canada Act or a “non-resident” within the meaning of the Tax Act;

(d)	it shall devote all of its attention and resources to properly and efficiently manage the activities of the Partnership; and

(e)
it shall use reasonable commercial efforts to ensure and maintain the limited liability of the Limited Partners in every jurisdiction in which the Partnership carries on or shall carry on its business.

4.2	Status and Capacity of the Limited Partners.

For the purposes of this Section 4.2 the representations and warranties of Hebei Limited Partner as a Limited Partner herein are hereby made jointly and severally by Hebei Limited Partner and by Hebei.  Each Limited Partner represents and warrants to each Partner that:

(a)
It is and shall continue to be a duly incorporated and organized and subsisting corporation under the laws of Canada or under the laws of a province within Canada and has the corporate power and authority to enter into this Agreement and perform its obligations hereunder;

(b)	It has obtained all corporate and other authorizations required to be obtained for the execution, delivery and performance of this Agreement by such Limited Partner;

(c)	It is not, a “non-resident” within the meaning of the Tax Act and covenants to remain a resident of Canada for purposes of the Tax Act;

(d)	This Agreement has been duly executed and delivered by it and is a valid and binding obligation of such Limited Partner, enforceable against it in accordance with its terms,

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except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction; and

(e)
None of the execution, delivery or performance by such Limited Partner of its obligations under this Agreement conflicts with, or results in the breach of, any covenant or agreement contained in, or constitutes a default under, or results in the creation of, any encumbrance, lien or charge under the provisions of such Limited Partner’s constating documents or any indenture, agreement or other instrument to which it is a party or by which it is bound or to which it is subject, or contravenes any applicable laws.

4.3	Restrictions to the Powers of the Limited Partners.

No Partner, other than the General Partner:

(a)	shall be entitled to participate in the administration, management or control of the affairs of the Partnership, otherwise than by the exercise of its right to vote on a resolution of the Partners;

(b)
shall be entitled, or shall hold out that it is entitled, to carry on business or assume any obligations in the name of the Partnership, to otherwise oblige or bind the Partnership, or to act as the attorney, mandatary or agent of the Partnership;

(c)
shall be entitled, or shall hold out that it is entitled, in such capacity as Partner, to assume any obligations in the name of another Partner or otherwise oblige or bind another Partner, save by the exercise of its right to vote on a resolution of the Partners; or

(d)
shall, in such capacity as Partner, be a party to any legal proceedings based upon a claim made by the Partnership or against the Partnership, save where the proceedings relate to its rights or obligations as a Limited Partner.

4.4	Restrictions Applicable to the Partners.

Save as otherwise provided for herein, no Partner shall:

(a)
in such capacity, be entitled to file or register a mortgage, charge, security interest, lien or hypothec or a notice of opposition against any asset of the Partnership in respect of the Partner’s interest in the Partnership, or allow such acts to be carried out; or

(b)	seek to obtain the partition or the sale, whether or not under judicial authority, of any asset of the Partnership or demand the distribution in kind of any asset of the Partnership to a Partner.

4.5	General Partner as Attorney and Mandatary.

Subject to the terms hereof, each Limited Partner hereby irrevocably constitutes and appoints the General Partner as its true and lawful attorney and mandatary, with full power of substitution and

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authority in its name, place and stead to execute, either under its seal or otherwise, certify, acknowledge, deliver and file or record, in accordance with the requisite formalities, and the General Partner shall so execute, certify, acknowledge, deliver, file and record:

(a)
this Agreement, the Register, the Declaration, any amendment to this Agreement, the Register or the Declaration and any other document that is necessary to constitute the Partnership as a limited partnership in its governing jurisdiction or any jurisdiction in which the Partnership carries on business or holds property and to continue its existence and keep it in good standing as such, and to ensure that it complies with the laws of said jurisdictions, in order that the Limited Partners may as best as reasonably possible continue to benefit from limited liability pursuant to said laws, including any amendment to the Declaration or the Register that may be necessary in order to reflect any change regarding the Partners or the ownership of a Unit;

(b)	every document or amendment to the Declaration that is necessary to reflect this Agreement or any amendment to this Agreement effected in compliance herewith;

(c)	every transfer document or other document required in respect of the dissolution, winding-up or termination of the Partnership in accordance herewith, including the cancellation of any Certificate;

(d)	every document, deed, agreement or instrument signed by the General Partner within the scope of its powers hereunder;

(e)
every election, determination or designation under the Income Tax Act or the Taxation Act or any legislation of Canada to the same effect or of any other jurisdiction in respect of the affairs of the Partnership or of a Partner’s interest in the Partnership;

(f)	every document that must be filed by the Partnership with any Governmental Authority; and

(g)	every document in its name and on its behalf which may be necessary in order to give effect to the disposition of Units in accordance with this Agreement.

4.6	Power of Attorney.

Subject to the following, the power of attorney granted pursuant to Section 4.5 shall bind the Limited Partners’ successors, administrators and assigns; for greater certainty, where a particular Limited Partner is bankrupt, the power of attorney shall no longer be in force for such Limited Partner and shall not affect the power of attorney with respect to the other Limited Partners; the General Partner shall be entitled to act, pursuant to the power of attorney granted pursuant to Section 4.5, in the name of the Limited Partner for the execution of any document, by indicating in the document or in a schedule thereto, the name of the Limited Partner as well as the name of other Limited Partners and by signing the said document with only one signature as attorney and mandatary of all such Limited Partners.  However, notwithstanding the foregoing, a Limited Partner shall be entitled to revoke such power of attorney if the General Partner is dismissed in accordance with Section 17.4.  In other circumstances, should a Limited Partner decide to revoke such power of attorney, the Limited Partner shall be deemed to be in default under Article 8 and the provisions thereof shall apply.

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Additionally and notwithstanding the foregoing, where the consent of the Limited Partners is required hereunder, including by way of Ordinary Resolution or Extraordinary Resolution, the power of attorney granted to the General Partner shall be not applicable.

4.7	Confirmation of the Power of Attorney.

Each Limited Partner shall be bound by every act carried out by the General Partner in accordance with this power of attorney and this Agreement and hereby waives any recourse which it may have to contest, negate or deny an act carried out in good faith and within the terms hereof by the General Partner pursuant to the said power of attorney.

ARTICLE 5
LIABILITY OF PARTNERS

5.1	Unlimited Liability of the General Partner.

The General Partner shall have unlimited liability as regards the debts, commitments and obligations of the Partnership.

5.2	Limited Liability of the Limited Partners.

(a)
Subject to the provisions of applicable laws, the liability of each Limited Partner as regards the debts, commitments and obligations of the Partnership shall be limited to the amount of the Limited Partner’s Capital Contributions.  If, as a result of a distribution of profits to the Partners, the capital of the Partnership is reduced and the Partnership is thereby unable to discharge its debts as they become due, the Limited Partners shall be required to reimburse the Partnership for such portion of any amount distributed to them that is needed to re-establish the capital of the Partnership to the amount existing immediately prior to the distribution, with interest from the date of demand, at the legal rate on the reimbursed amount.

(b)
The Limited Partners agree that each Limited Partner shall indemnify and hold harmless the other for the liabilities and obligations of the Partnership in excess of such Partner’s proportionate share of such liabilities in accordance with is Proportionate Interest, to the amount of the indemnifying Limited Partner’s Capital Contributions.

5.3	Loss of Limited Liability.

Each Limited Partner acknowledges that each Limited Partner which participates in the management of the Partnership, transacts business in the name of the Partnership or acts as mandatary or attorney of the Partnership may lose the benefit of limited liability.

5.4	Liability of the General Partner.

The General Partner shall not be liable to a Limited Partner for any loss, liability, expense, cost or damage suffered or incurred by the Limited Partner as a result of any act, omission or error of judgment by the General Partner in conducting the affairs of the Partnership within the scope of this Agreement or otherwise acting in respect of and within the scope of this

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Agreement other than an act, omission or error of judgment which:

(a)	contravenes the provisions of Section 14.10;

(b)
results in the loss of the benefit of limited liability or imposes unlimited liability on the Limited Partner (other than the absence of limited liability due to an act or omission on the part of the Limited Partner); or

(c)
arises from its fraud, willful misconduct, willful violation of the law or willful violation of its obligations under this Agreement or gross negligence, taking into account the standard of care which a reasonably competent manager would exercise in similar circumstances and the risks inherent to the type of activities conducted by the Partnership.

5.5	Indemnification.

(a)
The General Partner shall indemnify and hold harmless each Limited Partner against all costs incurred and losses suffered by any Limited Partner as a result of the absence of limited liability in its favour other than the absence of limited liability resulting from an act or omission of such Limited Partner.  The General Partner shall indemnify the Partnership and the Limited Partners and hold them harmless against all damages suffered by the Partnership or the Limited Partners, as applicable, as a result of the General Partner’s fraud, willful misconduct, willful violation of the law or willful violation of its obligations under this Agreement or its gross negligence, taking into account the standard of care which a reasonably competent manager would exercise in similar circumstances and the risks inherent to the type of activities conducted by the Partnership.

(b)
(i)To the fullest extent permitted by law, the Partnership shall indemnify the General Partner and its directors, senior executives, employees and their respective heirs and legal personal representatives,  against any loss, damage or expense (including amounts paid in satisfaction of judgments, in settlements, as fines and penalties and reasonable legal and other costs and expenses of investigation or defense) incurred by any of them by reason of any act or omission so performed or omitted by it on behalf of the Partnership (and not involving gross negligence, willful misconduct, breach of fiduciary duty or bad faith or breach of this Agreement) and any such amount shall be paid by the Partnership to the extent assets are available, but the Limited Partners shall not have any personal liability to any of the foregoing indemnified parties or the Partnership on account of such loss, damage or expense.

(ii)
The General Partner may consult with legal counsel, accountants and other professional experts selected by it and any act or omission suffered or taken by it on behalf of the Partnership or in furtherance of the interests of the Partnership in good faith in reliance upon and in accordance with the advice of such counsel, accountants or other professional experts shall be full justification for any such act or omission, and the General Partner shall be fully protected in so acting or

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omitting to act, provided such counsel, accountants or other professional experts were selected with reasonable care.

(iii)
To the fullest extent permitted by law, expenses incurred by the General Partner or other indemnified parties set out above in defense or settlement of any claim that may, at the determination of the General Partner, be subject to a right of indemnification hereunder may be paid by the Partnership in advance of the final disposition thereof upon receipt by the Partnership of an undertaking by or on behalf of the General Partner or such other party to repay such amount to the Partnership if it shall be determined, by a court of competent jurisdiction pursuant to a final non-appealable judgment, order or decree, that the General Partner is not entitled to be indemnified hereunder.

5.6	Compliance with the Law.

Upon request by the General Partner, each Limited Partner shall immediately execute any declaration or other document required under the laws or regulations of any jurisdiction within Canada with which the Partnership must comply in order to continue its existence and remain in good standing and/or to carry on business.

ARTICLE 6
UNITS

6.1	Number of Units.

The Partnership shall not issue more than (i) 1,000,000 Units initially and (ii) such further number of Units as may be required from time to time to reflect an adjustment of Proportionate Interests pursuant to Section 8.3.

6.2	Voting Rights.

Subject to the provisions of this Agreement, each Unit confers upon its holder the right to one vote at meetings of Partners.

6.3	Characteristics of the Units.

Save as otherwise expressly provided for herein, (a) each issued and outstanding Unit ranks equally with every other Unit as regards any matter, including the right to receive the Partnership’s distributable income; and (b) no Unit shall enjoy a right of preference, a privilege or a prior claim as against any other Unit.

6.4	No Fractions of Units.

No Unit may be divided or separated into fractions, and the Partnership shall not accept Subscriptions for a fraction of a Unit, shall not register the assignment of a fraction of a Unit and shall not recognize any right attaching to less than a whole Unit, otherwise than is necessary in the event of a Unit split.

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6.5	Shares in the General Partner.

Each Limited Partner shall be entitled to be issued the number of common shares in the General Partner which results in such Limited Partner’s percentage of the issued and outstanding common shares in the capital of the General Partner being equal to its Proportionate Interest.  The number of shares held in the General Partner shall be adjusted as such Limited Partner’s Proportionate Interest is adjusted hereunder.

ARTICLE 7
ISSUANCE OF UNITS

7.1	Subscription Agreement.

In order to become a Limited Partner of the Partnership, each Limited Partner shall, if requested by the General Partner, complete a subscription agreement as prescribed by the General Partner and a power of attorney, together with payment made in cash or in kind representing an amount equal to their respective initial capital contributions and transfers as set forth under Sections 3.4 and 3.6.  In the event of additions or changes in Limited Partners following the date hereof, the Limited Partners shall cause any necessary corollary changes to be made to the Shareholders’ Agreement to reflect the addition and/or change of such Limited Partner.

7.2	Issuance Fees.

The Partnership shall pay all costs, commissions, disbursements, fees and expenses incurred by the General Partner in respect of the Partnership’s organization and any distribution of Units, the whole out of the proceeds it receives for such distribution.

7.3	Obligations of the Limited Partners.

Subject to the provisions of applicable laws, and as set out herein, a Limited Partner shall not be required to pay any additional assessment or contribution to the Partnership, other than the contributions it has undertaken to make as a Limited Partner.

7.4	Withdrawal of a Limited Partner.

Subject to the provisions of this Agreement, the Limited Partners shall not be entitled to withdraw all or part of any amount credited to their various Partnership accounts, including their Capital Accounts, unless they have obtained the consent of the General Partner, which consent shall have been ratified by an Extraordinary Resolution of the Limited Partners, and provided that, after such a withdrawal, the Partnership has sufficient funds or liquid assets to fully discharge its debts and liabilities.

7.5	Cash Calls.

Subject to Section 7.6, the General Partner may deliver to the Limited Partners a written notice calling for each Limited Partner to contribute further funds to the Limited Partnership in accordance with each Limited Partner’s Proportionate Interest (the “Call for Contribution”).  Notwithstanding the foregoing:

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(a)
The General Partner shall not be permitted to make any Call for Contribution prior to the finalization and approval of the Initial Budget and Work Plan in accordance with the provisions of the Management Agreement and the Shareholders Agreement;

(b)
prior to Commercial Production, no Call for Contribution shall be delivered to Hebei Limited Partner until the Partnership has incurred capital expenditures in excess of the sum of (i) $120 million; and (ii) the amount of available Project Financing;

(c)
Hebei Limited Partner shall not be required to make Capital Contributions in excess of the Maximum Hebei Contribution  for the purpose of  funding the capital expenditures required to complete the development of the Kami Project to an annual production capacity of 8 million MT of the iron ore concentrate; and

(d)	No Calls for Contribution may be made in connection with the expansion of the production capacity of the Kami Project above 8 million MT per annum prior to the Substantial Completion Date.

For greater certainty, Section 7.5(c) above does not limit Hebei Limited Partner’s obligation to make Capital Contributions to the Limited Partnership pursuant to Calls for Contribution in accordance with Hebei Limited Partner’s Proportionate Interest, for any other reason, including for the purpose of sustaining capital expenditures or, subject to Section 7.8, in connection with the expansion of the production capacity of the Kami Project to increase its annual production capacity by a minimum of 4 million MT of iron ore concentrate per annum above 8 million MT per annum,  provided that Hebei Limited Partner will not be required to make Capital Contributions in respect of sustaining capital expenditures until Commercial Production.  The General Partner agrees that it shall use best efforts to fund sustaining capital expenditures from revenues generated by the Partnership and from bank financing to the extent available, prior to issuing Calls for Contributions.

7.6	Alderon Limited Partner to Contribute to Kami Project Development.

(a)
Prior to Commercial Production, once Hebei Limited Partner has contributed the Maximum Hebei Contribution, the General Partner shall issue to Alderon Calls for Contribution to make such additional Capital Contributions in cash to the Partnership to the extent required by the Partnership to complete the development of the Kami Project and to cause the Kami Project to reach Commercial Production.  [redacted - drafting notes] The Partnership shall not issue to Alderon any additional Units in respect of any such additional Capital Contributions, and such additional Capital Contributions shall not dilute or reduce the Proportionate Interest of Hebei Limited Partner.  The amounts so contributed by Alderon Limited Partner shall be credited to the Capital Account of Alderon.

(b)
In the event that Alderon Limited Partner fails to make any additional Capital Contributions under this Section 7.6 then Hebei Limited Partner may, without obligation, make such Capital Contributions in the place of Alderon Limited Partner.  Any amounts so contributed by Hebei Limited Partner shall be credited to the Capital Account of Hebei Limited Partner.

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7.7	Procedures for Capital Contribution and Cash Calls.

(a)
The General Partner shall set out in detail in each Call for Contribution: (i) the use of such called Capital Contribution including anticipated capital expenditures, cash flow deficiencies related to the Kami Project and any expenses to be paid with such Capital Contribution; and (ii) the date on which each Limited Partner shall make its Capital Contribution, such date to be at least thirty (30) days following delivery of such Call for Contribution in accordance with Article 20 hereof. The General Partner may only deliver a Call for Contribution to satisfy obligations incurred by the Partnership under an Approved Annual Budget and Work Plan or pursuant to budget overruns, program changes or emergency or unexpected expenditures contemplated by the Management Agreement.

(b)
Subject to Section 7.8, the obligation of each Limited Partner to contribute its Capital Contribution pursuant to a Call for Contribution made and delivered in accordance with the terms hereof is irrevocable; and

(c)
All payments of Capital Contributions shall be made by way of a cheque drawn on a Canadian bank or wire transfer, if required by law, in funds that are immediately available, and shall be paid to the order of the Partnership, or in such other form and in such other manner as the General Partner shall set forth in a Call for Contribution.

7.8	Calls in Connection with Expansion

Notwithstanding anything else in this Article 7, Hebei Limited Partner may elect, but shall not be required, to make any Capital Contributions in connection with Calls for Contribution for capital expenditures in respect of the expansion of the production capacity of the Kami Project by a minimum of 4 million MT of iron ore concentrate per annum above 8 million MT of iron ore concentrate provided that, if Hebei Limited Partner elects not to make such Capital Contributions, its Proportionate Interest shall be diluted in accordance with Section 8.3(b). Notwithstanding the foregoing, during the period following  dilution of Hebei Limited Partner’s Interest as set out above and prior to Expanded Commercial Production, for the purpose of distributions to Partners as set out in Article 13, Hebei Limited Partner’s Proportionate Interest shall be deemed to be its Proportionate Interest immediately prior to dilution in respect of distributions of income attributed to the sale of iron ore concentrate in any Fiscal Year up to a maximum of 8 million MT per Fiscal Year. Any remaining income of the Partnership during that period shall be distributed in accordance with Hebei Limited Partner’s diluted Proportionate Interest provided that Hebei Limited Partner’s deemed Proportionate Interest may be reduced during such period for actual dilution that occurs other than because of Hebei Limited Partner’s election not to contribute to the expansion of the Kami Project by a minimum of 4 million MT of iron ore production capacity greater than 8 million MT per annum. If the General Partner arranges for Additional Project Financing to fund all capital expenditures required to complete the expansion of the Kami Project to increase production capacity above 8 million MT per annum by a minimum of 4 million MT of iron ore production capacity per annum, Hebei Limited Partnership’s Proportionate Interest shall not be diluted provided that it makes Capital Contributions pursuant to Calls for Contribution as required to fund the cost and servicing of any such Additional Project Financing.

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ARTICLE 8
DEFAULT IN PAYMENT

8.1	Notice of Default and Accelerated Payment.

If any portion of a Capital Contribution under Sections 7.5 or 7.6 that has become payable by a Limited Partner remains unpaid, then (in addition to what is provided for, inter alia, in Article 8 and Sections 13.3 and 16.9) all unpaid amounts shall become immediately due and payable and shall bear interest at the rate set forth in Section 8.6.

8.2	Default on Cash Calls.

In the event that (a) a Limited Partner is in default of meeting a cash call obligation under Section 7.5 (including for the purpose of making capital expenditures to fund the expansion of the Kami Project to a production capacity by a minimum of 4 million MT of iron ore concentrate per annum greater than 8 million MT per annum) and the other Limited Partner is in compliance with its obligations under Section 7.5; or (b) in the event that Alderon is in default of meeting a cash call obligation under Section 7.6, then, in the case of (a) and (b), the Proportionate Interests of the  Limited Partners, will be adjusted effective as of such date (the “Diluting Date”) in accordance with Section 8.3.

8.3	Adjustment of Proportionate Interests.

(a)
For the purposes of calculating the necessary adjustment to the Limited Partners’ respective Proportionate Interests, the initial deemed Capital Contribution of Alderon shall be [$360,000,000] and the initial deemed Capital Contribution of Hebei Limited Partner shall be $120,000,000.

(b)
In the event of dilution of the Proportionate Interest of a Limited Partner pursuant to Section 8.2, the Proportionate Interest of each of the Limited Partners shall be recalculated using the following formula:

Proportionate Interest = a/(a+b) x 100%

where;

a = the Capital Contribution of the particular Limited Partner, (including the deemed Capital Contribution pursuant to Section 8.3(a)), made up to and including the Diluting Date; and

b = Capital Contributions to the Partnership made by the other Limited Partner, (including the deemed Capital Contribution pursuant to Section 8.3(a)), made up to and including the Diluting Date, and excluding, in the case of Alderon, any additional Capital Contributions made by it pursuant to Section 7.6.

(c)	The General Partner shall cause to be issued to the non-defaulting Limited Partner such additional number of Units (and shares of the General Partner) as necessary to bring the

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Proportionate Interest of both Limited Partners into conformity with the dilution effect on the defaulting Limited Partner in accordance with the calculations under Section 8.3(a).

8.4	Failure to Provide Notice.

The failure to give notice of default to a Limited Partner, or a delay in doing so, shall not affect the obligation of the Limited Partner to pay any amounts duly owing, or any instalment in respect thereof.

8.5	Temporary Suspension of Transfers.

A defaulting Limited Partner, pursuant to Section 7.5 or 7.6 may only Transfer any Units registered in the name of such Limited Partner after payment in full of any overdue amounts, including interest accrued thereon.

8.6	Interest on the Overdue Portion of the Subscription Price.

A Limited Partner who has not made a Capital Contribution in accordance with the terms hereof, shall also be liable for the payment of interest on any unpaid amounts, calculated as of the date such Capital Contribution was due up to and including the date of payment, at an annual rate equal to the Prime Rate in effect plus five percent (5%).

8.7	Payment from Distribution.

The Partnership shall be entitled to withhold and deduct from any distribution payable to a Limited Partner, the amount owing by such Limited Partner to the Partnership in respect of any unpaid portion of any amounts owing in respect of a Call for Contributions pursuant to Sections 7.5 or 7.6, as well as the interest accrued thereon and all costs incurred by the Partnership to recover such overdue amounts.

8.8	Application of Distribution.

All amounts withheld from distributions as described in Section 8.7 shall be applied by the Partnership on behalf of the Limited Partner, first, to pay the costs incurred by the Partnership in order to recover such costs, second, to pay the interest provided for in Section 8.6 and, third, to pay the unpaid portion of the amounts due.

ARTICLE 9
UNIT CERTIFICATES

9.1	Certificates.

The Partnership shall issue Certificates evidencing ownership of the Units; the General Partner shall determine the form of the Certificates from time to time.

9.2	Signature of the Certificates.

All Certificates shall be signed by at least one senior executive or director of the General Partner.

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9.3	Delivery of Certificates.

A Certificate may be sent by postage-paid mail or delivered to the Limited Partner, and neither the General Partner nor the Partnership shall be liable for any loss suffered by a Limited Partner as a result of the loss of a Certificate subsequent to the sending thereof.

9.4	Lost Certificates.

If a Limited Partner indicates that a Certificate representing one or more Units registered in its name is damaged, or has been lost, destroyed or stolen, the General Partner shall have a new Certificate issued to replace the damaged or missing Certificate if the holder:

(a)	delivers the damaged Certificate to the General Partner or the Registrar, as the case may be; or

(b)	delivers to the General Partner or to the Registrar, as the case may be:

(i)	a certificate establishing the loss, destruction or theft of the Certificate and the Limited Partner’s entitlement thereto; and

(i)
an indemnification deemed satisfactory by the General Partner, in order to indemnify the Registrar, the General Partner and the Partnership and hold them harmless against all costs, damages, liabilities, losses or expenses suffered or incurred in respect of the issuance of the new Certificate; and

(c)	fulfils all other requirements reasonably imposed by the General Partner or the Registrar.

ARTICLE 10
REGISTRATION AND TRANSFER OF UNITS

10.1	Maintenance of Register.

The General Partner shall be entitled to act as Registrar in respect of the Units, or it shall be entitled to retain the services of another competent Person in order to act in such capacity, in accordance with the terms and conditions and for the remuneration deemed appropriate by the General Partner.  In the latter case, the powers of the General Partner as regards the maintenance of the Register and the transfer of Units shall be exercised by such Person.

10.2	Rules Regarding the Register.

The General Partner shall establish the rules and regulations it deems necessary or desirable in respect of the maintenance of the Register or the services to be provided by the Registrar, including their form and content, the establishment of the record date for the sending of notices and for the payment of distributions, subject to the provisions hereof, and the documents necessary for the registration of a transfer of a Unit.

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10.3	Replacement of the Registrar.

The General Partner shall be entitled, from time to time, to terminate the services of the Registrar and replace it with another transfer agent and registrar.

10.4	Duties of the Registrar.

The Registrar shall be responsible for maintaining the register of the Partners, registering the issuance and transfer of Units and fulfilling any other formalities provided for herein and those relating to the registration of the Partnership and the maintenance of the Register, as agreed between the Registrar and the General Partner.

10.5	Transfer of Units.

A Limited Partner (the “Transferor”) shall be entitled to Transfer all or part of the Units it holds to an Affiliated Body Corporate (a “Permitted Transferee”), provided the Limited Partner: (i) remains the beneficial owner of more than fifty percent (50%) of the voting rights of such Affiliated Body Corporate, (ii) Controls such Affiliated Body Corporate within the meaning of the Securities Act, (iii) remains bound by and liable for the fulfillment of the terms of this Agreement and (iv) ensures that the Affiliated Body Corporate to which the assignment or transfer has been made becomes bound by and fulfils all of the provisions of this Agreement, and (v) the transferee is a “taxable Canadian corporation” as defined by the Tax Act.  If the Permitted Transferee ceases to meet the qualifications set out above, the Units Transferred to the Permitted Transferee shall be automatically re-assigned to the Transferor and the General Partner is hereby authorized to take such steps as may be required in order to effect and register such re-assignment.

10.6	No Other Transfers.

A Limited Partner shall not Transfer any interest or right in or to the Units (save as provided for in Section 10.5, or after complying with Section 10.7), without having obtained the prior written consent of all the Limited Partners.  Notwithstanding the foregoing:

(a)	no Limited Partner may Transfer its Units before the Substantial Completion Date;

(b)
a Limited Partner may Transfer all or part of its Units, without the consent of the other Limited Partner, for the sole and exclusive purpose of providing security in connection with obtaining financing related to the Kami Project from a bona fide arm’s length third party lender, including security in connection with obtaining financing to meet its obligations pursuant to a Call for Contributions; and

(c)
no Transfer occurs or is deemed to have occurred for the purposes of this Agreement, and the provisions of Section 10.7 will not apply, in the event of a Change of Control of a Limited Partner which is a publicly listed entity.

10.7	Right of First Refusal.

(a)	Following the Substantial Completion Date, in the event that any Limited Partner (the “Offeror”) desires to transfer to any Person all or any of its Units (the “Offered

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Interest”), it shall first have received a bona fide written offer (the “Third Party Offer”) from an arm’s length third party (the “Initial Offering Party”) which Offer shall state the price and all other terms and conditions upon which such transfer is to be completed and the Offeror shall forthwith deliver a copy of the Third Party Offer to the other Limited Partners (the “Offerees”), together with such Offeror’s own offer (the “Offer”) to sell all but not less than all of such Offered Interest to the Offerees on the same terms and conditions as the Third Party Offer. The Offerees shall have thirty (30) days from the date that the Offerees receive the Offer to notify the Offeror whether any of them individually or collectively, as the case may be, elects to acquire all but not less than all of the Offered Interest at the price and on the terms and conditions set forth in the Offer. In the event that more than one Offeree, if applicable, notifies the Offeror they have elected to acquire the Offered Interest, the Offeror shall sell the Offered Interest to the Offerees in accordance with their Proportionate Interests or as they may otherwise direct in writing at such time. If any Offeree, if applicable, does so elect, the transfer to such Offeree shall be consummated within sixty (60) days after notice of such election is delivered to the Offeror by the Offerees. If the Offerees fail to so elect within the thirty (30) day period provided for in this section, the Offeror shall have sixty (60) days following the expiration of such period to consummate the transfer to the Initial Offering Party at a price and on terms no less favourable than those offered in the Offer. If the Offeror fails to consummate the transfer to such Initial Offering Party within such sixty (60) day period set forth in this section, the right of first refusal herein contained shall be deemed to be revived and any subsequent proposal by the Offeror to transfer all or any of its Units to any Person shall be subject to and conducted in accordance with the procedures set forth in this Section 10.7. All other terms of this Article 10 apply to any transfers pursuant to this Section 10.7.

(b)
The right of first refusal set out in Section 10.7(a) above shall not apply to any Transfer of Units by a Limited Partner to an Affiliated Body Corporate of such Limited Partner in accordance with the terms of this Agreement.

10.8	Requirements in Respect of Transfers.

(a)	No assignee (the “Assignee”) shall be registered as a Limited Partner unless:

(i)
the Limited Partner assigning the Units (the “Assignor”) has delivered to the General Partner or to the Registrar, as the case may be, the Certificate representing the Units, duly endorsed for the transfer;

(ii)	the Assignor has delivered to the General Partner or to the Registrar, as the case may be, such resolution or certificate as the General Partner or the Registrar may reasonably require;

(iii)	as regards any Unit for which any payment with respect to the Subscription Price is overdue, such amount has been fully paid together with the interest accrued thereon;

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(iv)	the Assignee shall have agreed in writing to be bound by the terms and conditions of this Agreement and the Shareholders Agreement;

(v)	the Units are transferred (i) to a Person that is not a “non-resident” of Canada within the meaning of the Tax Act;

(vi)	the Assignee represents and warrants that it is a resident of Canada for the purposes of the Tax Act, and covenants that it will remain a resident of Canada for the purposes of the Tax Act; and

(vii)
in the case of a Transfer by an Assignee to an Affiliated Body Corporate, the Assignor and if applicable Hebei has delivered a guarantee of the obligations of the Assignee in the form set out as Schedule 22.1.

(b)	Any Transfer by a Limited Partner shall be subject to the following limitations:

(i)	no Limited Partner shall Transfer any interest in this Agreement, except in conjunction with the Transfer of part or all of its Units;

(ii)
no Limited Partner, without the consent of the other Limited Partners, shall make a Transfer that shall violate any Applicable Law, or result in a breach or the cancellation of any permit, license, or other similar authorization;

(iii)
no Transfer permitted by this Article 10 shall relieve the transferring Limited Partner of its share of any liability, whether accruing before or after such Transfer, which arises out of operations of the Partnership conducted prior to such Transfer or exists as of the date of the Transfer;

(iv)
in the event of a Transfer of less than all of a Limited Partner’s Units to an Affiliate, the transferring Limited Partner and such Affiliated Body Corporate shall act and be treated as one Limited Partner for the purposes hereof, provided however, that in order for such Transfer to be effective, the transferring Limited Partner must first:

A.	agree, as between themselves, that one of them is authorized to act as the sole agent (“Agent”) on their behalf with respect to all matters pertaining to this Agreement; and

B.	notify the General Partner of the designation of the Agent, and in such notice warrant and represent to the General Partner that:

(I)	the Agent has the sole authority to act on behalf of, and to bind, the Limited Partner and its Affiliated Body Corporate with respect to all matters pertaining to this Agreement;

(II)	the other parties to this Agreement may rely on all decisions of, notices and other communications from, and failures to respond

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by, the Agent, as if given (or not given) by the Limited and its Affiliated Body Corporate; and
(III)
all decisions of, notices and other communications from, and failures to respond by, the other parties to this Agreement to the Agent shall be deemed to have been given (or not given) to the transferring Limited Partner and its Affiliated Body Corporate.

10.9	Transfer Form.

The transfer form shall:

(a)	be essentially in the form that appears on the Certificate or in such other form as may be approved by the General Partner;

(b)	be signed by the Assignor; and

(c)	bear the Assignor’s signature sworn before a commissioner of oaths, a lawyer or a notary.

10.10	Presumed Consent.

Where an Assignee is entitled to become a Limited Partner pursuant to the provisions hereof, all of the Partners shall be deemed to have consented to the Assignee’s admission into the Partnership, as a Limited Partner, without need for any further formality on their part.

10.11	Registration of the Transfer.

The General Partner or the Registrar, as the case may be, shall record the transfer, and the General Partner shall amend the Register or cause such Register to be amended, and it shall fulfil all of the formalities and file and register all of the documents required by law in respect of such transfer.

10.12	Effective Date of Transfer.

A transfer shall take effect as regards the Partnership only from the date on which the General Partner or the Registrar, as the case may be, shall have recorded the transfer in the Register.  The Assignee shall then become a Limited Partner.  No transfer of Units shall be accepted by the General Partner or the Registrar, as the case may be, more than fifteen (15) days after the notice of dissolution provided for in Article 18 has been sent.  One or more new Certificates for the transferred Units shall be issued.  An Assignee of Units shall automatically be bound by and subject to this Agreement, without being required to sign any additional documents, but shall not benefit therefrom before it has paid the reasonable costs of the transfer of Units, if any (as same may be determined by the General Partner from time to time).

10.13	Return of Cheques.

As regards the transfer of a Unit for which the Subscription Price has not fully become due, the General Partner or the Registrar, as the case may be, shall return to the Assignor, as soon as the transfer has taken effect, any cheques or the appropriate divisible portion thereof that were

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forwarded by the Assignor to the General Partner or the Registrar in respect of a future payment of the unpaid portion of the Subscription Price.

10.14	Bankruptcy.

When a Person is entitled to a Unit following the bankruptcy of a Limited Partner, or otherwise by law, such entitlement shall not be recognized and the name of this Person shall not be recorded in the Register until such Person has complied with the requirements of Sections 10.5, 10.7, 10.8 and 10.9 and has:

(a)	provided the General Partner or the Registrar with satisfactory evidence of its entitlement; and

(b)	delivered to the General Partner or the Registrar all other evidence, approvals and consents in respect of such entitlement as the General Partner or the Registrar may require.

10.15	Right to Consult the Register.

The Partners or their agents duly appointed in writing, shall be entitled to consult the Register and take extracts thereof during normal business hours, and a Partner or its duly appointed agent may obtain a copy of the Register within five days of the filing of its written request to such effect with the General Partner.

10.16	No Obligation to Ensure the Execution of a Trust.

Neither the Registrar nor the General Partner shall be required to ensure the execution of a trust (whether express, implicit or tacit), a charge, a hypothec or any other right to which a Unit or any interest therein may be subject; nor shall they be required to carry out any verification or inquiry to determine whether a sale or transfer of a Unit or any interest therein by a Limited Partner or by its authorized representative is permitted pursuant to any such trust, charge, hypothec or other right; nor shall they be required to recognize any Person, other than the Limited Partner recorded in the Register, as having any interest or ownership rights in a Unit.

10.17	Removal of Ineligible Partners.

If at any time, a Unit is held by a Person who, in the opinion of the General Partner, is a “non-resident” of Canada within the meaning of the Income Tax Act, the General Partner shall be entitled to give a written notice to such Person requiring that it alienate all of the Units it holds to a person who is a “resident” of Canada within the meaning of the Income Tax Act, within ninety (90) days after the notice, unless the General Partner is satisfied, based upon the opinion of its counsel, that the holding of Units by such “non-Canadian” or a “non-resident”, as the case may be, will not have a materially adverse effect on the Limited Partners or the Partnership.

10.18	Notice to Ineligible Partners.

The notice provided for in Section 10.17 shall be given by pre-paid registered mail or by personal service upon the Person concerned.

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10.19	Failure to Comply with a Notice.

If the Units contemplated in a notice sent pursuant to Section 10.17 have not been alienated within the stipulated period, the General Partner shall be entitled, at any time thereafter, to act in the name of the Limited Partner who holds the Units in order to alienate them by private or public sale.  To such end, the General Partner is appointed as the irrevocable mandatary of such Limited Partner with authority in its name, place and stead to prepare, sign, verify, produce, file and publish all documents, deeds, certificates, reports and notices that may be necessary to enable the General Partner to properly alienate the Units in the aforementioned manner.  All such documents, deeds, certificates, reports and notices shall be in such form as the General Partner shall determine to be appropriate upon the advice of the Partnership’s legal counsel.  Furthermore, each Limited Partner authorizes the General Partner to take any further steps which it may deem necessary or desirable in respect of any of the aforementioned matters, the whole as if the Limited Partner had taken such steps itself, and each Limited Partner hereby ratifies and confirms all the steps which the General Partner will itself take or cause others to take in accordance with this Article.

10.20	Obligations of the General Partner.

When alienating Units pursuant to Section 10.19, the General Partner shall act in good faith.  Upon such alienation, the Limited Partner shall, as a result thereof, be dispossessed of all its interest in the Units and shall be entitled to receive only the net proceeds of the alienation, after all taxes and levies thereon, all reasonable administration costs and all reasonable costs relating to the alienation of such Units by the General Partner have been deducted, subject to its right to receive payment of any declared but unpaid distribution owing to it.

10.21	Proceeds Held in Trust.

The proceeds of alienation of a Unit pursuant to Section 10.19 shall be deposited in a special account in a bank or trust company empowered to carry on activities in Canada, and such deposited proceeds shall constitute a trust fund entrusted to the General Partner for the benefit of the Person entitled to the proceeds of the alienation.  The reasonable administration costs in respect of such trust fund may be deducted from the fund itself and any income resulting therefrom.  The General Partner shall invest the trust fund in the manner it shall deem reasonable in the circumstances, and the trust fund shall be payable to the Limited Partner upon presentation of the Certificate evidencing the Units alienated pursuant to Section 10.19.

ARTICLE 11
CAPITAL ACCOUNTS

11.1	Capital Account.

A separate capital account shall be created and maintained by the General Partner for each Partner (each, a “Capital Account”).

11.2	Separate Capital Accounts.

The General Partner shall on receipt of an amount in respect of the Capital Contribution of a Partner, credit the capital account of such Partner with such amount.  The General Partner shall also credit to

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the capital account of each Partner the amount of all income and gains of the Partnership allocated to such Partner and shall debit the capital account of such Partner with the amount of all losses of the Partnership allocated to such Partner and the amount of any funds distributed from time to time by the Partnership to the Partner.  The interest of a Partner shall not terminate by reason of there being a negative or nil balance in the Partner’s capital account.  No Limited Partner shall be responsible for any losses of any other Partner, nor share in the income or, if applicable, allocation of tax deductible expenses attributable to any other Partner.

11.3	No Right of Ownership.

For greater certainty, the Capital Accounts created and kept for each Partner pursuant hereto shall serve only for accounting purposes and shall not confer any right of ownership whatsoever upon the Partner concerned as regards any amount which may be credited to said accounts.  The distributions made to the Partners shall be based not on the balances in their respective Capital Accounts but rather on the provisions set out in Article 13.

11.4	Interest.

No interest shall be payable in respect of any Capital Account.  Subject to Section 13.4 and any other provision of this Agreement relating to a default by a Limited Partner or to a Subscription made after the date of this Agreement, no Partner shall be obliged to pay interest to the Partnership.

ARTICLE 12
ALLOCATIONS OF NET INCOME AND LOSS
FOR TAX PURPOSES

12.1	Partnership Net Income (Loss).

The Net Income (Loss) of the Partnership for each Fiscal Year shall be determined in accordance with IFRS.

12.2	Allocations of Net Income.

During each of the Partnership’s Fiscal Years and upon the dissolution of the Partnership pursuant to the provisions of Article 18, the Net Income (Loss) of the Partnership for each Fiscal Year shall be allocated to the Partners as to 99.999% amongst the Limited Partners on a pro rata basis in accordance with distributions received by the Partners in respect of such Fiscal Year as provided in Section 13.1 and 0.001% shall be allocated to the General Partner.  In so allocating the Net Income (Loss), the General Partner shall act reasonably and fairly, taking into account the amount and timing of actual and anticipated distributions to each of the Partners, with a view to ensuring that, over the Term of the Partnership, each Partner is allocated a portion of the Partnership’s Net Income that substantially corresponds to the Net Income that is distributed to that Partner.

12.3	Computation of Income or Loss for Tax Purposes.

The General Partner shall have the right, in computing the income or loss of the Partnership for tax purposes, to adopt a different method of accounting than required by Section 12.1, to adopt different treatments of particular items and to make and revoke elections on behalf of the Partnership and the

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Partners as the General Partner may deem in the best interests of the Partners.  In respect of any Fiscal Year, the General Partner intends to claim the maximum capital cost allowances in respect of depreciable property of the Partnership, the maximum amount of other deductions and maximum reserves as permitted under the Tax Act, provided that the General Partner may claim less than the maximum in any Fiscal Year if it considers that to do so would be in the best interests of the Limited Partners.

12.4	Allocation of Income or Loss or Resource Deduction for Tax Purposes.

The income or loss of the Partnership for the whole of a Fiscal Year for the purpose of the Tax Act shall be allocated among the Partners as of the times and in the proportions set out in Sections 12.2 and 13.1.  Resource related deductions in subdivision e of part I of the Tax Act , such as Canadian development expense and Canadian exploration expense, shall be allocated to the Partners in the proportions set out in Section 12.2.  In the event of a disposition of the Kami Project by the Partnership, all income and/or gain (for the purposes of the Tax Act),(including for greater certainty any proceeds that will reduce "Canadian development expense" (as defined in the Tax Act) of Alderon, in respect of such disposition, to the extent realized solely as a result of the election under subsection 97(2) of the Tax Act described in Section 3.10, shall be allocated solely to Alderon for the purposes of the Tax Act (and any corresponding provisions of any applicable provincial legislation). For greater certainty, the amount of income/gain allocated to Alderon pursuant to this paragraph will not exceed the fair market value of the Kami Project  in respect of which such election was made,  as determined at the time of transfer of the Kami Project to the Partnership. any additional income/gains shall be allocated amongst the partners in accordance with this Section 12.4.

12.5	Tax Returns.

Each Partner shall prepare and file such returns as may be required under the Tax Act and shall include in its computation of its income the income or loss of the Partnership for tax purposes as allocated to it pursuant to this Agreement for the relevant time period.

ARTICLE 13
DISTRIBUTIONS

13.1	Annual Distribution.

For each of the Partnership’s Fiscal Years, other than the last Fiscal Year, if the Net Income for the year is positive, the amount of such Net Income less any amounts determined and set aside by the General Partner in order to cover anticipated capital and current expenses, liabilities, contingencies and cash flow requirements of the Partnership, shall be distributed to the Partners within twenty (20) days following delivery to the Partners of the annual financial statements of the Partnership for the Fiscal Year, such distribution to be made as follows and in the following priority:

(i)	[confidential distribution provision];

(ii)
then as to 99.999% of the balance of the Net Income available for distribution, among the Limited Partners in accordance with their respective Proportionate Interests and where a Partner’s Proportionate Interest has changed during a Fiscal Year, such Partner’s Proportionate Interest for the purpose of distributions for

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such Fiscal Year shall be weighted in accordance with the portion of the Fiscal Year for which the applicable Proportionate Interest was effective; and

(iii)	as to 0.001% of the balance of the Net Income available for distribution, to the General Partner.

For greater certainty, a distribution made pursuant to this Section 13.1 shall be deemed to be made in respect of the immediately prior Fiscal Year for the purposes of Section 12.2.  [confidential distribution provision]

13.2	[confidential distribution provision]

13.3	Amounts Owing by a Limited Partner.

No portion of any distribution shall be paid pursuant to Section 13.1 to a Limited Partner who, at the time of the distribution, owes an amount which has become payable to the Partnership pursuant to Sections 7.5 or 7.6.  In such a case, the provisions of Article 8 shall apply.

13.4	Overdistribution.

If, after a review carried out by the Auditors, it appears that a Partner has received a distribution of amounts exceeding its entitlement (except for amounts distributed in accordance with Section 13.2), upon notice given by the General Partner, this Partner shall immediately reimburse the excess amount to the Partnership.  If the amount is not reimbursed within twenty (20) Business Days from the date of the notice, it shall bear interest at a rate of five percent (5%) over the Prime Rate in effect until it is fully paid, and the Partnership shall be entitled to allocate any subsequent distributions payable to the Partner pursuant hereto to the reimbursement of the amounts, in principal and interest, owing to the Partnership by such Partner.

13.5	Limited Partner’s Receipt.

The receipt given by a Limited Partner, its duly authorized attorney or the Person appointed by it pursuant to irrevocable written instructions to receive any money, securities or other property payable, issuable or deliverable with respect to said Limited Partner shall constitute a valid discharge therefor.

13.6	Distribution in Excess of Adjusted Cost Base

If a Limited Partner would otherwise receive a distribution hereunder in excess of the adjusted cost base (as defined by the Tax Act) of its Units at the time of the distribution, the amount of such prospective excess distribution shall not be distributed to such Limited Partner at such time but shall be distributed at the earlier of (i) such time as the distribution would not exceed the adjusted cost base, (ii) the dissolution of the Partnership, and (iii) within ten Business Days of the Fiscal Year following the year the distribution would otherwise be made.  Any amount not distributed to the Limited Partner pursuant to the preceding sentence shall be loaned to the particular Limited Partner

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without interest, which loan shall be payable at the time the amount is distributed.  For the purposes of the allocations provided in Section 13.1, any such loan shall be deemed to be a distribution.

13.7	Other Withdrawal or Distribution.

No Partner shall be entitled to withdraw any amount or to receive any distribution from the Partnership, whether as income, as to each Limited Partner on the basis of each Limited Partner’s Proportionate Interest, other than in accordance with this Agreement.

13.8	Final Distribution.

Within sixty (60) days following the last Fiscal Year, a final distribution of the Partnership’s available funds shall be made as follows:

(a)	first, the Partnership shall recover the amount of any overdistribution, if any, made to the Partner as provided for in Section 13.4;

(b)
second, subject to amounts determined and set aside in order to cover anticipated outstanding expenses, liabilities and contingencies, including mine reclamation or rehabilitation expenses, liabilities or contingencies, the Partnership shall then distribute to each Partner the Capital Account of each such Partner to the total of the balances of all the Capital Accounts of all of the Partners, until the Capital Accounts of all the Partners have been fully distributed; provided that in no event shall Hebei Limited Partner be entitled to receive in respect of any distribution of amounts on account of the Capital Accounts more than its aggregate capital actually contributed by Hebei Limited Partner during the term of the Partnership; and

(c)
third, should there remain any available funds and/or other assets after the repayment of all contributions, including contributions other than cash, the balance shall be distributed to the Alderon Limited Partner and Hebei Limited Partner in accordance with their Proportionate Interests.

ARTICLE 14
MANAGEMENT OF THE PARTNERSHIP

14.1	Rights of the General Partner.

The General Partner shall have all the rights and powers of a general partner and such rights and powers as otherwise conferred by law, the whole subject to the provisions of this Agreement.  It shall have the authority to direct the affairs of the Partnership and shall have full power and authority to administer, manage, control and operate the affairs of the Partnership and to bind it, and, save as otherwise provided for in this Agreement, it shall have full power and authority, for and on behalf of the Partnership, to perform all acts, take all steps, make all decisions and execute and deliver all documents, agreements and instruments which may be necessary or incidental to the business of the Partnership.

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14.2	Powers of the General Partner.

Subject to the terms and conditions of this Agreement (including but not limited to Section 16.25), but without limiting the generality of Section 14.1, the General Partner shall be entitled to exercise the following powers:

(a)	the General Partner shall have full power and authority, for and on behalf of the Partnership:

(i)	to enter into and execute all agreements relating to the business of the Partnership including, without limitation, the Management Agreement, the Off Take Agreement and the Sub-Agreements;

(ii)	to provide for the proper management of the Partnership;

(iii)	to collect all amounts owing to the Partnership;

(iv)	to prepare annual business plans and budgets for the Partnership, and quarterly updates thereof;

(v)
to borrow money for and on behalf of the business of the Partnership to guarantee the payment of sums borrowed by it, by means of a mortgage, charge, hypothec or security interest on the assets of the Partnership, or by any other form of guarantee permitted by law which the General Partner deems appropriate;

(vi)	to retain the services of such legal counsel, experts, advisors or consultants as it deems appropriate, and to rely on the advice of such persons;

(vii)	to open and manage any bank account in the name of the Partnership;

(viii)	to pay all Fees and Expenses of the Partnership;

(ix)	to make cash calls in accordance with the provisions of this Agreement;

(x)
to institute any legal proceedings or procedures in respect of the Partnership, its assets and its activities, to assume the defence of the Partnership in any legal proceedings or procedure instituted against it, and to settle any such legal proceedings or procedure;

(xi)	to file with any entity, any petition or procedure that is useful or necessary for the operation of the business of the Partnership;

(xii)	to change the business name of the Partnership;

(xiii)	to sign, in the name of the Partnership, any agreement pursuant to which a Person may assign or transfer business activities or assets to the Partnership;

(xiv)	to the extent permitted by this Agreement, to establish the amount and the date of any distribution made by the Partnership;

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(xv)	to appoint and remove mandataries and to grant or withdraw powers of attorney;

(xvi)	to file the Declarations and to fulfil any other formalities necessary to preserve the Partnership’s status as a limited partnership in the appropriate jurisdictions;

(xvii)	to file the reports required by any Governmental Authority;

(xviii)	to enter into any forward exchange contract, interest-rate swap contract, currency swap contract or other contract of a financial nature in the ordinary course of the business of the Partnership;

(xix)	to accomplish all things which are necessary or incidental to the ordinary course of the business of the Partnership or as otherwise approved by the board of directors of the General Partner; and

(xx)
with respect to the interest of each Partner in the Partnership, to make, in the name of and on behalf of each such Partner, any election, determination or designation under income tax laws of Canada or of any province or jurisdiction.

(b)
The General Partner shall have full power and authority, for and on behalf of the Partnership, to the extent necessary funds are made available to it pursuant to the terms and conditions hereof, on behalf of the Partnership:

(i)	to acquire properties, land and rights which may be useful in connection with the exploration, development and operation of the Kami Project;

(ii)	to explore lands included in properties related to the Kami Project;

(iii)
to carry out experiments and studies designed to develop efficient and practicable methods for producing ore from the iron ore or iron-bearing materials available in properties related to the Kami Project and therefrom producing iron ore concentrates;

(iv)	to locate, open, develop and operate iron ore mines on properties related to the Kami Project;

(v)	to produce iron ore concentrates from crude ore mined from on properties related to the Kami Project;

(vi)	to stockpile and transport crude ore and iron ore concentrates;

(vii)	to maintain and protect properties related to the Kami Project and the interests of the Partnership therein;

(viii)	to protect the interests of the Partnership in connection with the valuation by public authorities for tax purposes of properties included in the properties related to the Kami Project;

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(ix)	to prepare and file with Governmental Authorities all tax and other reports required by law pertaining to the Kami Project (except returns for taxes on or measured by income);

(x)	to disburse funds for all taxes, other than taxes on or measured by income, imposed on the Partnership by virtue of their conduct of the Kami Project;

(xi)
to secure adequate and reasonable insurance covering insurable risks of the Partnership with respect to the Kami Project, including risks growing out of personal injuries to or deaths of employees, risks of war damage (if and to the extent available) and other risks ordinarily insured against in similar operations and adjust losses and claims pertaining to or arising out of such insurance;

(xii)
to comply with all laws applicable to the Partnership by virtue of the construction and operation of the Kami Project, including particularly laws relating to safety requirements, working conditions and compensation and benefits to employees;

(xiii)	to obtain (i) competent superintendents, engineers and labour and (ii) materials, supplies and equipment, all as required for the conduct of the Kami Project;

(xiv)	to sample and analyze crude ore and iron ore concentrates produced by the Partnership pursuant to the terms and conditions hereof;

(xv)
to make all reports and disburse funds for all payments required under the Mining Claims, Permits, Facilities Easements, the Management Agreement, the Off Take Agreement and other agreements pursuant to which the Kami Project is to be conducted;

(xvi)	to keep full and accurate accounts of all business transactions entered into on behalf of the Partnership;

(xvii)	to make arrangements for shipment or transportation of iron ore concentrates produced in connection with the Kami Project;

(xviii)
to purchase such materials, supplies, equipment and services as may be required in connection with the construction and operation of the Kami Project and enter into such contracts as may be necessary in connection therewith;

(xix)	to sell or dispose of any tools, equipment, supplies and facilities included in the properties related to the Kami Project that may be worn out, obsolete or no longer useful; and

(xx)
to do all such acts and things and conduct all such operations as may be necessary or advisable to complete constructions of the Kami Project, to ensure efficient and economical operations of the Kami Project, the mining of crude ore, the production of iron ore concentrates, and the conduct of the business of the Partnership with respect to, and the protection of their rights and interests in, the Kami Project.

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(c)
The General Partner shall have full power and authority, for and on behalf of the Partnership to conduct the general organization and planning of all engineering and construction work in connection with Kami Project (including construction of the facilities) including, without limitation:

(i)	general analysis of such work into appropriate parts for engineering and construction;

(ii)	selection of engineering firms and construction firms to perform work on each part;

(iii)	coordination and scheduling of engineering and construction firms to perform work on each part;

(iv)	either with its own forces or with the assistance of contractors, all purchasing and expediting;

(v)	coordination and supervision of design to assure the construction of a balanced mining, production, treatment, transportation and harbour unit;

(vi)	administration of all matters pertaining to labour relations, salaries., wages, working conditions, hours of work, safety, recruiting, housing, etc.;

(vii)	compliance with the provisions of the Impact and Benefits Agreement; and

(viii)	all accounting and disbursing services.

14.3	Compliance with Agreements.

The General Partner shall comply with and shall cause the Partnership and the Manager to comply with, the terms and conditions of, the Mining Claims, the Facilities Easements, the Management Agreement, the Off Take Agreement, and all other agreements pursuant to which the Kami Project is to be conducted.

14.4	Apparent Authority of the General Partner.

(a)
No Person dealing with the Partnership shall be required to verify the power of the General Partner to carry out any acts, take any steps, make any decisions or execute and deliver any deeds, agreements or documents in the name of the Partnership.

(b)
The General Partner shall have the power to make on behalf of the Partnership and on behalf of each Limited Partner, in respect of any Partner’s interest in the Partnership, and on behalf of any other person who has delegated such power to the General Partner any and all elections, determinations or designations under the Tax Act or any other taxation or other legislation or laws of like import of Canada or of any province or jurisdiction.  The General Partner shall file, on behalf of the General Partner and the Limited Partners, any information return required to be filed in respect of the activities of the Partnership

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under the Tax Act, or any other taxation or other legislation or laws of like import of Canada or of any province or jurisdiction.

14.5	Delegation.

The General Partner shall be entitled to enter into an agreement with any Person in respect of the exercise of any one of the functions of the General Partner pursuant hereto and it shall be entitled to delegate to such Person any power and authority of the General Partner pursuant hereto.  The General Partner shall select and utilize employees, experts and advisors who are competent in their respective fields.

14.6	Ownership Rights.

The General Partner may hold the ownership rights in the assets of the Partnership on behalf of the Partnership, and, in such a case, it shall sign one or more declarations of trust in favour of the Partnership with respect to such assets, and it shall see to the filing or registration of each such declaration on such date and in such location as it shall deem desirable in order to protect the interests of the Partnership.

14.7	No Commingling of Partnership Assets.

The Partnership’s funds and assets shall be held separately from the funds and assets of any other Person (including the General Partner).

14.8	Fees of the General Partner.

The General Partner shall not be entitled to receive management fees for its management of the business and affairs of the Partnership.  Alderon as manager under the Management Agreement shall be entitled to receive management fees for its services in accordance with the terms of the Management Agreement (to which all applicable taxes shall be added).  The management fees and the applicable taxes shall be calculated and payable monthly out of the assets of the Partnership as provided in the Management Agreement.

14.9	Costs Assumed by the Partnership.

The Partnership, and not the General Partner, shall assume any and all management, administration, exploration, operation, transportation or other similar costs related to the Kami Project, including, without limitation, the following costs:

(a)	expenses incurred by the General Partner to organize the Partnership;

(b)	all taxes payable by the Partnership;

(c)
the legal, auditing, accounting, safekeeping, underwriting and brokerage fees of, or incurred by the General Partner on behalf of itself for the purposes of its role as general partner of the Partnership or the Partnership;

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(d)
to the extent not included in fees charged pursuant to the Management Agreement, the expenses relating to the employment of the personnel of the General Partner, if any, including, in particular, salaries and wages of its personnel, the costs relating to the benefits of its personnel and costs relating to temporary employees;

(e)	to the extent not included in fees charged pursuant to the Management Agreement, administrative costs and overhead costs relating to the performance of the General Partner’s duties pursuant hereto;

(f)	the traveling costs incurred by the General Partner (or its personnel) or the Manager (or its personnel) in connection with the Kami Project;

(g)	the Partnership’s insurance costs;

(h)	all costs relating to communications with the Partners and to all other record keeping and office work necessary to maintain dealings with the Partners;

(i)	the cost of all computer equipment necessary in order to maintain the books and records of the Partnership;

(j)	all costs relating to the Partnership’s transfer agents and registrars and to other trustees; and

(k)	the costs relating to the review, amendment, transformation or dissolution of the Partnership.

When any amount has been paid by the General Partner for any cost that is to be assumed by the Partnership, the Partnership shall reimburse the General Partner promptly upon receipt of an appropriate statement of account.

14.10	Exercise of Powers and Performance of Functions.

The General Partner shall exercise its powers and carry out its functions pursuant to this Agreement diligently and in good faith; it shall act in a loyal and honest manner in the best interests of the Partnership.  The General Partner does not, however, guarantee results.  Without limiting the generality of the foregoing, it shall or shall cause to:

(a)	maintain a Register of the name and address of each Limited Partner in accordance with the provisions of the Act;

(b)
carry out and renew all registrations that are necessary to carry on the business of the Partnership, and it shall continue to hold the licences and permits that are necessary for the Partnership to carry on its activities in all jurisdictions in which the activities of the Partnership require such licences and registrations;

(c)
devote all of its time to acting as General Partner to the Partnership and to the proper management of the business of the Partnership and not carry on any business other than acting as General Partner of the Partnership; and

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(d)
hire such employees and senior executives as it shall determine, whether same are hired as employees and senior executives of the General Partner or of the Partnership; if necessary, it shall make the services of such employees and senior executives available to the Partnership, in order to enable the Partnership to carry on its business.

14.11	Protection Afforded by the Limited Liability.

The General Partner shall carry on the activities and manage the affairs of the Partnership in such a manner that, in so far as possible, the liability of a Limited Partner shall be limited to the extent provided for in Section 5.2.

14.12	Reimbursement to the General Partner.

The Partnership shall reimburse the General Partner for all costs incurred by the latter in the performance of its functions pursuant hereto, including the general administration costs and the costs of professional, technical, administrative and other services and advice which the General Partner deems necessary or desirable, other than as set out herein.

ARTICLE 15
FINANCIAL MATTERS AND REPORTS

15.1	Fiscal Year.

The first Fiscal Year of the Partnership shall commence on the date of formation of the Partnership and end on December 31, 2012 and thereafter each following Fiscal Year shall commence on January 1 and end on December 31.

15.2	Accounting Records.

The General Partner shall maintain or provide for the keeping of full, complete and accurate accounting books and records as well as registers of the activities and financial and partnership affairs of the Partnership, in compliance with applicable laws, in which all of the transactions and other affairs relating to the activities and internal business of the Partnership shall be accurately and fully recorded.  It shall maintain such books, registers and records at the principal place of business of the Partnership and accessible to the Partners at all reasonable times, and shall preserve such books and records and registers for a minimum of seven years.

15.3	Accounting Principles.

The accounts of the Partnership shall be kept in accordance with IFRS applied on a consistent basis.

15.4	Right to Consult the Records and Registers.

Every Partner shall be entitled to obtain such information regarding the business of the Partnership as it may reasonably request.  The provisions of Section 10.15 shall apply to this Section, mutatis mutandis.

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15.5	Appointment of the Auditors.

The General Partner shall appoint the Auditors of the Partnership from time to time.

15.6	Revocation.

The appointment of Auditors pursuant to Section 15.5 shall revoke the appointment of any Auditors then in office.

15.7	Annual Report and Tax Information.

Within ninety (90) days following the end of each Fiscal Year (but no later than March 31 of each year as regards information contemplated in Subsection 15.7(f)) the General Partner shall send the following documents to each Person who is a Partner on the date of sending and to every other Person who was a Partner on a record date relating to a distribution in respect of the preceding Fiscal Year, or if no distribution was made during said Fiscal Year, then to every other Person who was a Partner at the end of the previous Fiscal Year, namely, the audited financial statements of the Partnership at the end of such Fiscal Year and relating thereto, such audited financial statements to have been prepared in compliance with the provisions of this Agreement, as well as the comparative financial statements of the preceding Fiscal Year, and containing:

(a)	a statement of financial position;

(b)	a statement of comprehensive income;

(c)	a statement of cash flows;

(d)	a statement of the equity of the Partners

(e)	an Auditors’ report relating to such financial statements; and

(f)
all other information required pursuant to the Tax Act that is reasonably necessary to enable such Person to file income tax returns pursuant to such acts or pursuant to the income tax legislation of the Person’s province of residence and relating to the income derived from the Partnership during the Fiscal Year.

15.8	Quarterly Report.

Within sixty (60) days following the end of each of the first three quarters of each Fiscal Year, the General Partner shall send an unaudited report, containing a statement of financial position, a statement of comprehensive income and a statement of cash flows to each Person who is a Partner on the date of sending and to every other Person who was a Partner on the most recent record date relating to a distribution in respect of the said Fiscal Year, or if no distribution was made during said Fiscal Year, then to every Person who was a Partner at the end of the most recent quarter of said Fiscal Year.  Such statements shall deal with the period from the close of the last Fiscal Year until the end of the quarter and shall be presented in comparison with the corresponding period of the preceding Fiscal Year.

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15.9	Monthly Reports.

Within ten (10) Business Days following the end of each month the General Partner shall send the following reports to each of the Limited Partners:

(a)	Results of operations;

(b)	Variance to budgets and plans (including those contemplated by the Feasibility Study); and

(c)	Such other reports as may be required under the Shareholders Agreement or the Management Agreement.

15.10	Statement.

The General Partner will forward to the Limited Partners, with each distribution of the Partnership’s available funds, a statement showing the aggregate amount distributed to the Limited Partners and the amount distributed per Unit as well as the related calculations.

ARTICLE 16
PARTNERSHIP MEETINGS

16.1	Meetings of Partners.

The General Partner may convene a meeting of the Partners at any time, and it shall convene such a meeting upon receipt of a written request from any of the Limited Partners, which request shall state the purpose of the meeting in sufficient detail to permit the preparation of a notice in accordance with the requirements set forth in Section 16.4.

16.2	Requested Meeting.

If the General Partner fails to convene a meeting of the Partners within ten Business Days after its receipt of a request to such effect, any Limited Partner who was a party to the request shall be entitled to convene such a meeting for the purpose mentioned in the request.

16.3	Annual Meeting.

The General Partner shall convene an annual meeting, which shall be held within one hundred and twenty (120) days after the end of each Fiscal Year; during said annual meeting, one or more of the General Partner’s senior executives shall report on the activities of the Partnership during the course of the preceding Fiscal Year and shall present the financial statements of the Partnership for said Fiscal Year.

16.4	Notice.

A notice of not less than twenty-one (21) days and not more than sixty (60) days prior to the date of every meeting of the Partners shall be sent to the Partners, to each director of the General Partner and to the Auditors; the notice shall set forth the hour, the date and the location of the meeting and, in

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sufficient detail, all matters to be voted upon during the meeting, if such be the case, but it shall not be required to set forth the text of any resolution proposed for adoption.

16.5	Location of Meeting.

All meetings shall be held in Toronto, Ontario or at such other location chosen by the General Partner.  At the request of any Limited Partner, a Limited Partner shall be entitled to participate in a Partnership meeting by means of such telephone, electronic or other communications facilities as permits all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a Limited Partner participating in such a meeting by such means is deemed to be present at the meeting.

16.6	Chairman of the Meeting.

The Chairman of the board of directors of the General Partner, or if there is no Chairman or if he is absent, then the President or a Vice-President of the General Partner, or any other Person who is present and has been chosen by means of an Ordinary Resolution shall preside over the meeting.

16.7	Quorum.

Save as regards the choice of the chairman of the meeting, for which no quorum shall be required, the quorum to hold a meeting of the Partners shall be constituted by two Persons present at the beginning of the meeting and holding or representing by proxy a total of more than eighty percent (80%)of the outstanding Units.

16.8	Right to Vote and Record Date.

Save as provided for in Section 16.9, upon a vote by ballot, each Partner shall be entitled to one vote for each Unit it holds.  For the purpose of establishing the Partners who are entitled to vote or act at a meeting or at any adjournment thereof, or for any other acts, the General Partner may, from time to time, close the Register for such period as it may determine, which period shall not exceed ten (10) days; the General Partner may, instead of closing the Register, establish a date which shall not be more than fifty (50) days prior to any meeting of the Partners or prior to any other act as the record date for the determination of the Partners entitled to vote at such meeting or at any adjournment thereof, or who are entitled to be treated as registered Partners for the purposes of any other act, and every Partner who is a Partner on the record date so established shall have the right to vote at such meeting or at any adjournment thereof, even if it has alienated its Units since that date in accordance with the terms of this Agreement, and any Partner who becomes a Partner after the record date shall not be a registered Partner for purposes of said meeting or act.

16.9	Suspension of Voting Rights.

A Limited Partner with respect to whom a Call for Contribution pursuant to Sections 7.6 or 7.5 of this Agreement is exigible and remains unpaid shall not be entitled to vote in respect of any Unit registered in its name.

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16.10	Corporation.

A Partner which is a corporation shall be entitled to appoint a senior executive, a director or another authorized Person as its representative for the purpose of attending meetings of the Partners, and voting and acting in the Partner’s name at such meetings; in the same manner, it shall be entitled to revoke such appointment and, for all purposes of a meeting of the Partners, other than the service of a notice, the Person so appointed shall be deemed to be the holder of each Unit owned by the corporation it represents.

16.11	Attendance by Other Persons.

The senior executives and directors of the General Partner, the Partnership’s legal counsel, the Auditors’ representatives, each Limited Partner and its advisors and any other Person authorized by the chairman of the meeting shall be entitled to attend and be heard at any meeting of the Partners.

16.12	Voting by a Show of Hands.

Any matter submitted to a meeting of the Partners shall be decided upon a show of hands, unless a Partner or the chairman of the meeting requests that a ballot be taken, provided such request is made before the matter is voted on a show of hands, or if it is made after the result of the show of hands is made known, provided it is made before the meeting proceeds with the next item on the agenda, in which case the vote shall be taken by means of a ballot.

16.13	Declaration Made by the Chairman of the Meeting.

Upon any vote other than by ballot, the declaration made by the chairman of the meeting as to the result of the vote by a show of hands on any matter shall be final and binding.

16.14	Vote Cast by the Chairman of the Meeting.

The chairman of a meeting of the Partners shall be entitled to vote in respect of any Unit held by a corporation which he represents or for which he holds a proxy, but in the event of an equal vote, the chairman of the meeting shall not have a casting vote.

16.15	Holding of a Vote by Ballot.

A mandatory or requested vote by ballot regarding the election of the chairman of the meeting or the adjournment of a meeting shall be held immediately, and such a vote shall be held at the time established by the chairman of the meeting when it relates to any other matter.

16.16	Binding Nature of Resolutions.

Any action authorized by a resolution shall bind each Partner as well as its successors and assigns, whether or not the Partner was present or represented by proxy at the meeting at which the resolution was adopted, and whether or not the Partner abstained from voting on the resolution or voted against it.

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16.17	Appointment of a Proxy and Right to Vote.

A Partner may attend a meeting of the Partners either in person or it may be represented by a Person appointed by a written proxy, and the right to vote at a meeting of the Partners may be exercised in person or by proxy.

16.18	Proxies.

A proxy, drafted in English, whether it be for a particular meeting of the Partners or for any meeting, shall, to the extent possible given the circumstances, be in the following form or in any other form approved by the General Partner:

“I, the undersigned, _____________, of __________________, being a partner of ●, hereby appoint _______________________________, of
________________________________________, or failing him or her,
__________________, of _________________, as my proxy, to attend and vote for me and in my name at the meeting of partners of ● to be held on
_____________________________ and at any adjournment thereof.

In witness whereof, I have signed on this _______ day of ________________.”

16.19	Signing of Proxy.

The proxy shall be signed by the Person making the appointment or by its attorney, who shall have been duly authorized in writing, or, if the Person making the appointment is a corporation, by a duly authorized senior executive or attorney thereof.

16.20	Proxy.

Any individual may be appointed as a proxy.

16.21	Validity of Proxy.

A proxy signed by or on behalf of a Partner shall be deemed to be valid, unless it is contested at the time of its use or prior thereto, and the Person contesting such proxy shall bear the burden of proving its invalidity to the satisfaction of the chairman of the meeting at which it is proposed to use the proxy, and the decision of the chairman of the meeting with respect to the validity of the proxy shall be final and binding.

16.22	Revocation of the Appointment of a Proxy.

A vote cast pursuant to the provisions of a proxy shall be valid notwithstanding the insolvency or bankruptcy of the Partner on whose behalf the proxy was given and notwithstanding the revocation of the appointment of the proxy, unless a written notice of the insolvency, bankruptcy or revocation has been received by the chairman of the meeting before the vote is held.

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16.23	Conduct of Meetings.

The rules and procedures for the conduct of meetings of the Partners that are not set forth herein shall be established by the chairman of the meeting.

16.24	Minutes of Meetings.

The General Partner shall see to it that minutes of all meetings held and resolutions adopted at meetings of the Partners, as well as a copy of all written resolutions taking the place of a meeting, shall be prepared and kept in the books provided for such purpose; such minutes, upon signing thereof by the chairman of the meeting concerned or by the chairman of the following meeting, shall constitute conclusive evidence of the matters dealt with therein, and the meeting shall be deemed to have been validly convened and held and all deliberations and resolutions set forth therein shall be deemed to have been duly held and adopted.

16.25	Powers Which May Be Exercised by Extraordinary Resolution.

In addition to the powers conferred upon the Partners in this Agreement, the following actions and decisions shall be approved by an Extraordinary Resolution:

(a)
the appointment of a new General Partner for the Partnership in anticipation of the resignation, dismissal, other than in accordance with Section 17.4, bankruptcy, insolvency, dissolution or winding-up of the General Partner, such appointment to take effect only on the date of the occurrence of such an event;

(b)
the waiver of any act of default committed by the General Partner, upon such conditions as established in the Extraordinary Resolution, and the release of the General Partner from any claim relating to such default;

(c)	the continuation of the Partnership if it is terminated by operation of the law;

(d)
a request made to the General Partner asking that it make a demand, in the name of the Partnership, for the performance by a Limited Partner of any of the obligations or undertakings of a Limited Partner;

(e)	the subdivision or consolidation of Units;

(f)	the amendment or cancellation of any Extraordinary Resolution; or

(g)	the dissolution or liquidation of the Partnership.

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ARTICLE 17
CHANGE, RESIGNATION OR DISMISSAL OF
THE GENERAL PARTNER

17.1	Resignation.

The General Partner shall be entitled to resign its office by written notice of at least sixty (60) days to the Limited Partners, such resignation to be effective upon the earlier of the following dates:

(a)	sixty (60) days after the notice has been so given; or

(b)	the date on which a new General Partner is appointed for the Partnership.

17.2	Prohibited Resignation.

The General Partner shall not be entitled to resign its office if such resignation would result in the dissolution of the Partnership.

17.3	Bankruptcy or Insolvency.

In agreeing to be bound by this Agreement, the General Partner shall be deemed to have resigned as General Partner upon its bankruptcy, insolvency, dissolution or winding-up, or upon the institution of any action or proceeding to that effect that is not contested by the General Partner in good faith, upon the appointment of a trustee in bankruptcy, a receiver or a receiver-manager to administer its affairs, but such resignation shall only take effect on the earlier of the following dates, at which time the General Partner shall cease to be the General Partner:

(a)	the date on which a new General Partner is appointed for the Partnership; or

(b)	sixty (60) days after a notice of the occurrence of such an event or of such an appointment has been given to the Limited Partners.

17.4	Dismissal of the General Partner.

The Limited Partners shall be entitled to dismiss the General Partner by means of an Extraordinary Resolution, and if such resolution appoints a new General Partner, to replace the General Partner so dismissed.

17.5	Transfer of Management.

Upon the appointment of a new General Partner upon the resignation or dismissal of the General Partner, the resigning or dismissed General Partner shall, subject to the terms of the Management Agreement, take all the necessary steps to ensure the transfer to the new General Partner of the administration, management, direction and operation of the business of the Partnership as well as the books, registers and accounts of the Partnership, and it shall sign and deliver all deeds, certificates, declarations and other documents that are necessary or desirable to effect such a transfer.

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17.6	Transfer of Ownership Rights.

Upon the resignation or dismissal of the General Partner and the appointment of a new General Partner, the resigning or dismissed General Partner shall promptly transfer to the new General Partner, at the Partnership’s expense, the ownership rights in and to the assets of the Partnership, and it shall sign and deliver all deeds, certificates, declarations and other documents that are necessary or desirable to effect such a transfer.

17.7	Release.

Upon the resignation or dismissal of the General Partner, the Partnership shall release the General Partner and hold it harmless from any and all costs, damages, liabilities or expenses incurred or suffered by it as a result of any event relating to the Partnership and occurring after the said resignation or dismissal, save as regards a deliberate act or omission or gross negligence on the part of the General Partner.

17.8	New General Partner.

The new General Partner shall not be a “non-Canadian” within the meaning of the Investment Canada Act or a non-resident under the Tax Act, and it shall become a party to this Agreement by signing a counterpart thereof; it shall agree to be bound by all the provisions of this Agreement and to assume all the obligations, duties and responsibilities of the General Partner pursuant hereto as of the date it becomes a party hereto.

ARTICLE 18
DISSOLUTION OF THE PARTNERSHIP

18.1	Term of Existence of the Partnership.

The Partnership shall subsist indefinitely, unless it is dissolved in accordance with this Agreement, the Partners hereby irrevocably waiving the right to demand the dissolution of the Partnership otherwise than as provided for herein.

18.2	Events of Dissolution.

The Partnership will be dissolved on the earlier of:

(a)	the approval of its dissolution by the General Partner and the authorization of such dissolution by Extraordinary Resolution; and

(b)
sixty (60) days after the bankruptcy, insolvency or dissolution of the General Partner, unless within that period a new General Partner is appointed and such appointment is approved by Ordinary Resolution.

18.3	Events that do not Result in Dissolution.

The Partnership shall not be dissolved or extinguished by the resignation, dismissal, bankruptcy, insolvency, dissolution or liquidation of a Limited Partner, or upon the appointment of a receiver in

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respect of any Limited Partner, or upon the admission, resignation or withdrawal of any Limited Partner.

18.4	General Partner Acting as Receiver.

During the dissolution of the Partnership, other than pursuant to Subsection 18.2(b), the General Partner shall act as in the capacity of receiver or, if so permitted by an Ordinary Resolution, it shall act in the capacity of receiver-manager of the Partnership.

18.5	Other Receiver.

If the dissolution is effected pursuant to Subsection 18.2(b), or if the General Partner is unable or does not wish to act in the capacity of receiver, the Partners shall be entitled to appoint an appropriate Person to act in the capacity of receiver or receiver-manager, by means of an Ordinary Resolution.

18.6	Notices.

Upon the dissolution of the Partnership, the General Partner shall:

(a)	file and publish a notice of dissolution as prescribed in the Act, and it shall fulfil all the formalities required by the laws of all the jurisdictions in which the Partnership is registered; and

(b)
give notice of the dissolution of the Partnership by mailing such notice to each Limited Partner, to the Registrar, if applicable, and to the Auditors, such notice to be given at least twenty-one (21) days prior to the anticipated date of dissolution.

18.7	Liquidation of Assets.

As soon as possible after the dissolution of the Partnership has been authorized, the General Partner or the receiver of the Partnership, as the case may be, shall prepare or provide for the preparation of a balance sheet of the Partnership, which balance sheet shall be audited by the Auditors, and a copy of such balance sheet shall be sent to each Limited Partner.  The General Partner or the receiver of the Partnership, as the case may be, shall act diligently in order to liquidate the affairs of the Partnership.  During the liquidation, the General Partner or the receiver of the Partnership, as the case may be, shall operate the business of the Partnership, and, for such purpose, shall be vested with all of the powers and authority of the General Partner pursuant hereto as regards the assets and affairs of the Partnership.  The General Partner or the receiver of the Partnership, as the case may be, shall be reimbursed for all reasonable costs and expenses incurred by it in the exercise of its functions.

18.8	Distribution.

After a provision has been made for the payment or settlement of all the Partnership’s debts, including the costs of dissolution, the net assets of the Partnership shall be distributed in accordance with the provisions of Article 13.

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ARTICLE 19
AMENDMENT

19.1	Amendment.

This Agreement may only be amended by an agreement in writing executed by all of the parties hereto.

19.2	Notice.

Every Partner shall receive notice of every amendment made to this Agreement pursuant to this Article 19 within thirty (30) days following the effective date of such amendment.

ARTICLE 20
NOTICES

20.1	Notices.

Any notice provided under this Agreement shall be sent by (i) facsimile transmission; (ii) an internationally recognized courier (such as Federal Express or DHL) and delivered; or (iii) by electronic mail, to the following addresses:

To Alderon:

Alderon Iron Ore Corp.
Suite 250, 2000 McGill College Avenue,
Montreal, QC  H3A 3H3
Canada

Attention:                      President
Facsimile:                      514.281.5048

With a copy, which shall not constitute notice, to:

Cassels Brock & Blackwell LLP
2100-40 King Street West
Toronto ON  M5H 3C2

Attention:  John Vettese
Facsimile:  416.350.6930

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To Hebei and Hebei Limited Partner:

Hebei Iron & Steel Group Co., Ltd.
16/F Shimao Tower
No. 92 Jianguo Road
Chaoyang District
100022 Beijing
China

Attention:                      President
Facsimile:                      086 10 85 898292

with a copy, which shall not constitute notice, to:

Davies Ward Phillips & Vineberg LLP
44th Floor 1 First Canadian Place
Toronto, ON  M5X 1B1
Canada

Attention:                      Patricia Olasker
Facsimile:                      416.863.0871

or to such other address, contact person or facsimile number as a party may specify by notice hereunder.  Any such notice or communication, if delivered, will be deemed given when received, and if sent by facsimile, will be deemed given on the next business day following the date of transmission.

20.2	Deemed Receipt.

Subject to Section 20.1, a document sent by (i) mail shall be deemed to have been received on the fifth Business Day (in the receiving jurisdiction) following the day on which it is deposited in a mailbox in respect of which pick-up is carried out regularly; and (ii) telecopier on the first Business Day (in the receiving jurisdiction) following the date of confirmation of successful transmission.

20.3	Change of Address.

A Limited Partner shall be entitled to change its address by giving a written notice of the change to the General Partner or to the Registrar, if any, and the General Partner shall be entitled to change its address by giving a written notice of the change to each Limited Partner or to the Registrar, if any.

20.4	Accidental Omission.

The accidental omission or the failure to give a notice required pursuant to this Agreement shall not affect the validity of any meeting or other procedure in respect of which the notice should have been given.

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ARTICLE 21
ARBITRATION

21.1	Arbitration.

Any dispute relating to or arising out of this Agreement, including in connection with the interpretation or application of this Agreement, or the breach thereof, which is not resolved by agreement between the parties (in this Section 21.1 Hebei Limited Partner and Hebei shall, together, constitute one party) within a reasonable period not exceeding sixty (60) days from the date such dispute is communicated by one party to the other, may be referred by either party hereto to be finally determined by arbitration by a single arbitrator sitting in Toronto, Ontario, Canada under the Arbitration Act, 1991 (Ontario).  If the parties have not agreed upon the person to act as arbitrator hereunder within thirty (30) days after a party’s request for arbitration, either of the parties may apply to the Ontario courts to select and appoint a single arbitrator.  The single arbitrator shall be qualified by education and experience to determine the subject matter of the dispute.  The parties agree that arbitration shall be the exclusive method for resolution of the disputes anticipated herein. The parties agree that the arbitration award will be final and binding and that there will be no right of appeal therefrom on a question of law, a question of fact or a question of mixed fact and law.  In all cases, the proceedings shall be conducted in the English language and the arbitrator shall be English speaking.  It is the intention of the parties that the entire arbitration, commencing from the appointment of the arbitrator to the award, shall be concluded within a period of three months.  Each party shall bear its own costs in any arbitration, provided that, if the arbitrator finds that any party shall have acted unreasonably, then the arbitrator may, in its sole discretion, award costs against such party.

ARTICLE 22
MISCELLANEOUS

22.1	Guarantee.

Hebei hereby absolutely, unconditionally and irrevocably guarantees to the Partnership and the General Partner:

(a)	the due and punctual payment of all amounts payable by Hebei Limited Partner to the Partnership pursuant to this Agreement; and

(b)	the prompt and complete observance and performance of all of the covenants and obligations to be observed or performed by Hebei Limited Partner pursuant to this Agreement;

and hereby covenants and agrees to deliver to the Partnership, the General Partner and the Alderon Limited Partner concurrently with this Agreement, the form of Guarantee attached hereto as Schedule 22.1.  Notwithstanding any other provision in this Agreement or the Shareholders Agreement, any decision to enforce the terms of such Guarantee shall be solely determined by Alderon.

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22.2	Binding Effect.

This Agreement shall bind and enure to the benefit of the parties hereto, their heirs, testamentary executors, tutors, curators and other mandataries, and, to the extent permitted herein, it shall bind their successors and assigns.

22.3	Language.

The English language version of this Agreement is the authoritative version.  In the event of any conflict between any version of this Agreement in any other language and the English language version, the English language version shall prevail.  All notices and other communications under or pursuant to this Agreement shall be in the English language.  All legal and arbitral proceedings conducted hereunder or in connection herewith shall be conducted in the English language.

22.4	No Waiver.

No course of performance and no delay or failure by either party in exercising any right or remedy it may have under this Agreement or in law shall operate as a waiver of or otherwise prejudice such party’s rights or remedies.  No single waiver or exercise of any such right or remedy shall preclude the further exercise thereof or the exercise of any other right or remedy.  No right or remedy conferred upon either party by this Agreement shall be exclusive of any other right or remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise, except as expressly provided herein.  No waiver of any provision or breach of any provision of this Agreement shall be construed to be a waiver of any succeeding breach such provision or of any other provision herein and any such waiver shall only be effective if made in writing signed by the party against whom such waiver is sought to be enforced.

22.5	Enurement.

This Agreement enures to the benefit of and binds the parties and their respective successors and permitted assigns.

22.6	Severability.

If any term of this Agreement is or becomes illegal, invalid or unenforceable, that term will not affect the legality, validity or enforceability of the remaining terms of this Agreement.

22.7	Entire Agreement.

The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, including the letter of intent dated February 24, 2012.  There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements.

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22.8	Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.  The article and section headings are inserted for convenience only and are not be construed as part of this Agreement.

22.9	Governing Law.

This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  The Partners irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matters arising out of this Agreement and waive objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

[Signature page follows]

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IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed with effect as of the date first set out above.

KAMI GENERAL PARTNER LIMITED
Per:
Name:
Title:
Per:
Name:
Title:

ALDERON IRON ORE CORP.
Per:
Name:
Title:
Per:
Name:
Title:

[HEBEI LIMITED PARTNER]
Per:
Name:
Title:
Per:
Name:
Title:

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HEBEI IRON & STEEL GROUP CO., LTD.
Per:
Name:
Title:
Per:
Name:
Title:

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SCHEDULE 1.1(u)

UNIT CERTIFICATE

The Kami Limited Partnership (a Limited Partnership established pursuant to the laws of the Province of Ontario)

THIS CERTIFICATE CERTIFIES that _________________________________ is the registered holder of __________________________ units (the “Units”) of

The Kami Limited Partnership

The rights of a Limited Partner (including the terms and conditions regarding the transfer or allocation of the Units represented by this Certificate) are governed by the amended and restated Limited Partnership Agreement dated [●] 2012 (the “Partnership”), as amended if applicable (the “Limited Partnership Agreement”).  By accepting this Certificate, the holder thereof acknowledges that its rights are subject to the provisions of the Limited Partnership Agreement and agrees to be bound thereby.

The holder of this Certificate is aware that if, as a result of a distribution of profits to the Partners, the capital of the Partnership is reduced and the Partnership is thereby unable to discharge its debts as they become due, the Partners shall be required to reimburse the Partnership for such portion of any amount distributed to them that is needed to reestablish the capital of the Partnership to the lesser of the amount necessary to repay such debt or the amount existing immediately prior to the distribution, as the case may be, with interest at the Prime Rate on the reimbursed amount.

The holder of this Certificate is also aware that it may have to reimburse, in principal and interest, any amount resulting from an overdistribution made, the whole pursuant to the terms of the Limited Partnership Agreement.

The transfer of the Units represented by this Certificate can only be registered in the transfer registers of the Partnership by the registered Limited Partner personally or by its true and lawful attorney, in accordance with the Limited Partnership Agreement, and conditionally upon the approval of the transfer by the General Partner and the delivery of this certificate duly endorsed.  The transfer of Units to a “non-resident” within the meaning of the Income Tax Act (Canada) is prohibited.

The terms used in this Certificate have the meaning ascribed thereto in the Limited Partnership Agreement.

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In witness whereof, Kami General Partner Limited, the General Partner of the Partnership, has caused this Certificate to be signed by its officer[s].

DATED this________ day of _____________________, 2________.

Kami GENERAL PARTNER LIMITED

Per:    _________________________

Transferable at the principal office of Kami General Partner Limited.

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SCHEDULE 1.1(ww)

KAMI PROPERTY

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SCHEDULE 1.1(ccc)

MINING CLAIMS

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SCHEDULE 3.7

CONSENTS

1.           Consent of Newfoundland Department of Natural Resources to the transfer of the Kami Property;

2.           Consent of Altius pursuant to Section 12.1 of the royalty agreement in respect of the Altius Royalty.

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SCHEDULE 22.1

GUARANTEE

Agreement made as of ●, 2012 by Hebei Iron & Steel Group Corporation Limited (the “Guarantor”) to and in favour of Alderon Iron Ore Corp. (“Alderon”) and Kami Mine Limited Partnership (the “Partnership”).

Whereas Kami General Partner Limited as general partner, Alderon as limited partner, ● (“Hebei Subsidiary”) as limited partner and the Guarantor entered into a limited partnership agreement made as the ● day of ●, 2012 (the “Limited Partnership Agreement”);

And whereas the parties have agreed that the Guarantor shall guarantee the obligations of Hebei Subsidiary pursuant to that Limited Partnership Agreement;

In consideration of the sum of $10.00 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Guarantor hereby agrees with Alderon and the Partnership as follows:

1.
Guarantee.  The Guarantor hereby irrevocably and unconditionally guarantees the due and punctual payment to Alderon  and/or the Partnership as applicable of all debts, liabilities and obligations of Hebei Subsidiary to Alderon and/or the Partnership pursuant to the Limited Partnership Agreement (collectively the “Guaranteed Obligations”) and agrees to pay on demand all out-of-pocket costs and expenses (including, without limitation, legal fees on a solicitor and his own client basis) incurred by or on behalf of Alderon and/or the Partnership in connection with collecting any Guaranteed Obligations or enforcing any of their respective rights hereunder.

2.
Liability Absolute.  The liability of the Guarantor hereunder shall be unconditional and absolute irrespective of (i) the invalidity or unenforceability of any provisions of any agreements, instruments or other documents (collectively “Agreements”) taken or held by Alderon and/or the Partnership to represent or evidence any of the Guaranteed Obligations, (ii) any amendment, waiver or other modification of any obligations of Hebei Subsidiary or any rights of Alderon and/or the Partnership under any Agreements, including, without limitation, any increase in the principal amount thereof, (iii) any defence, counter-claim or right of set-off available to Hebei Subsidiary, (iv) any change in the name, objects, capital, constating documents or by-laws of Hebei Subsidiary, (v) any amalgamation or merger of Hebei Subsidiary (in which case this Agreement shall apply to the corporation resulting or continuing therefrom) or (vi) any other circumstances which might otherwise constitute a defence available to, or a discharge of, the Guarantor, Hebei Subsidiary or any other persons in respect of the Guaranteed Obligations, or the Guarantor under this Agreement.

3.
Liability as Principal Debtor.  All loans, advances, credit or other financial accommodation in fact made by Alderon and/or the Partnership and purporting to be made to Hebei Subsidiary shall form part of the Guaranteed Obligations notwithstanding any incapacity, disability, or lack or limitation of status or power of Hebei Subsidiary or any of its directors, officers or agents or that Hebei Subsidiary may not be a legal entity or any irregularity or defect or informality in the borrowing or obtaining of such loans, advances, credit or other

Legal*7421044.1

financial accommodation or other obligations forming part of the Guaranteed Obligations and any such loans, advances, credit or other financial accommodation which may not be recoverable from the Guarantor as guarantor shall be recoverable from the Guarantor as principal debtor upon demand and with interest as provided herein.

4.
Right to Immediate Payment from the Guarantor.  Alderon and/or the Partnership shall not be bound to seek or exhaust their recourse against Hebei Subsidiary or any other persons or to realize on any security they or either of them may hold in respect of the Guaranteed Obligations before being entitled to payment from the Guarantor under this agreement and the Guarantor hereby renounces all benefits of discussion and division.

5.
Account Settled.  Any account settled or stated by or between Alderon and/or the Partnership on the one hand and Hebei Subsidiary on the other hand, or if any such account has not been so stated or settled prior to any demand for payment hereunder, any account stated by Alderon and/or the Partnership shall, in the absence of manifest error, be accepted by the Guarantor as conclusive evidence that the amount of the Guaranteed Obligations so settled or stated is due and payable by Hebei Subsidiary to Alderon and/or the Partnership, as applicable.

6.
Demand for Payment.  The Guarantor shall make payment of the Guaranteed Obligations and all other amounts payable by the Guarantor to Alderon and/or the Partnership, as applicable hereunder immediately upon written demand and such demand shall be conclusively deemed to have been effectually made and given when an envelope containing such demand, addressed to the Guarantor, is delivered to the address of the Guarantor set forth herein (or at such other address as the Guarantor may from time to time designate in writing).  The liability of the Guarantor hereunder, whether as guarantor or principal debtor, shall bear interest from the date of such demand and both before and after judgment at the rate or rates then applicable to the Guaranteed Obligations.

7.
No Set-Off.  All amounts payable by the Guarantor hereunder shall be paid without set-off or counter-claim and without any deduction or withholding whatsoever unless and to the extent that the Guarantor shall be  prohibited by law from doing so, in which case the Guarantor shall pay to Alderon and/or the Partnership, as applicable such additional amount as shall be necessary to ensure that Alderon and/or the Partnership, as applicable receives the full amount it would have received if no such deduction or withholding had been made.

8.
Continuing Nature.  This Agreement shall continue and apply to any ultimate unpaid balance of the Guaranteed Obligations and shall be reinstated if at any time payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by Alderon and/or the Partnership, as applicable upon the insolvency, bankruptcy or reorganization of Hebei Subsidiary or for any other reason whatsoever, all as though such payment had not been made.

9.
Impairment of Security.  Any loss of or in respect of or unenforceability of any Agreements or security received by Alderon and/or the Partnership from Hebei Subsidiary or any other persons, whether occasioned through the fault of Alderon and/or the Partnership or

Legal*7421044.1

otherwise, shall not discharge pro tanto or limit or lessen the liability of the Guarantor under this Agreement.

10.
Dealings by Alderon and/or the Partnership. Alderon and/or the Partnership may from time to time (i) renew, terminate and otherwise vary any of the terms and conditions of any of the Guaranteed Obligations, (ii) grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges, full, partial, conditional or otherwise, perfect or fail to perfect any securities, release any property charged by any securities to third parties and otherwise deal or fail to deal with Hebei Subsidiary and other persons (including, without limitation, any other guarantors) and securities and (iii) apply all moneys received from Hebei Subsidiary or other persons or from any securities, upon such part of the Guaranteed Obligations, all as Alderon and/or the Partnership may see fit, without prejudice to or in any way limiting or lessening the liability of the Guarantor under this Agreement and without obtaining the consent of or giving notice to the Guarantor.

11.
Subrogation.  In the event that Alderon and/or the Partnership shall receive any payments on account of the obligations of the Guarantor hereunder whether from the Guarantor directly, from the realization of any security or otherwise, the Guarantor shall have no right to claim repayment from or to exercise any rights of subrogation against Hebei Subsidiary until the claims of Alderon and/or the Partnership in respect of the Guaranteed Obligations have been paid in full.

12.
Insolvency and Bulk Sales.  In the event of liquidation, winding up or bankruptcy of Hebei Subsidiary (whether voluntary or compulsory) or in the event that Hebei Subsidiary shall make a bulk sale of any of its assets within the bulk transfer provisions of any applicable legislation or any composition with creditors or scheme of arrangement, Alderon and the Partnership shall have the right to rank in priority to the Guarantor for their claims in respect of the Guaranteed Obligations and to receive all dividends or other payments in respect thereof until their claims have been paid in full, all without prejudice to their claims against the Guarantor who shall continue to be liable for any remaining unpaid balance of the Guaranteed Obligations.  In the event of any valuation by Alderon and/or the Partnership of any securities, such valuation shall not, as between Alderon and/or the Partnership and the Guarantor, be considered payment, satisfaction or reduction of any Guaranteed Obligations.

13.
Postponement and Assignment.  All present and future debts, liabilities and obligations (collectively the “Assigned Obligations”) of Hebei Subsidiary to the Guarantor are hereby postponed to the payment of the Guaranteed Obligations and are hereby assigned by the Guarantor to Alderon and/or the Partnership as general continuing security for the payment of the obligations of the Guarantor hereunder.  Any instruments or moneys received by the Guarantor in respect of any Assigned Obligations shall be received in trust for and immediately paid over to Alderon and/or the Partnership with any necessary endorsements or assignments and pending such payment shall be held separate and apart from other funds and property held by the Guarantor.  Any moneys received by Alderon and/or the Partnership pursuant to this section including moneys derived from instruments, may be applied against or held by Alderon and/or the Partnership as general continuing security for the payment of

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the Guaranteed Obligations, all without in any way limiting or reducing the liability of the Guarantor hereunder.

14.
Responsibility of Guarantor.  The Guarantor assumes full responsibility for being and keeping itself informed of the financial condition of Hebei Subsidiary and of all other circumstances bearing upon the risk of nonpayment which diligent enquiry would reveal and agrees that Alderon and/or the Partnership shall not have any duty to advise the Guarantor of any financial or other information pertaining to Hebei Subsidiary.

15.
Additional Security.  This Agreement is in addition and without prejudice to any security of any kind (including without limitation guarantees and postponement agreements whether or not in the same form as this Agreement) now or hereafter held by Alderon and/or the Partnership.

16.
Entire Agreement.  There are no other representations, collateral agreements or conditions with respect to this Agreement or affecting the liability of the Guarantor hereunder other than as set forth or referred to herein.

17.
Successors, Assigns and Governing Law.  This Agreement shall enure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the Guarantor and Alderon and/or the Partnership and shall be governed by and construed in accordance with the laws of the Province of Ontario.

18.
Language of this Guarantee.  The English language version of this Guarantee is the authoritative version.  In the event of any conflict between any version of this Guarantee in any other language and the English language version, the English language version shall prevail.  All notices and other communications under or pursuant to this Guarantee shall be in the English language.  All legal and arbitral proceedings conducted hereunder or in connection herewith shall be conducted in the English language.

HEBEI IRON & STEEL GROUP CORPORATION LIMITED

Per: ____________________________________________

Per: ____________________________________________

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Final Execution Copy

KAMI GENERAL PARTNER LIMITED

- and -

ALDERON IRON ORE CORP.

- and -

[HEBEI LIMITED PARTNER]

SHAREHOLDERS AGREEMENT

●, 2012

Legal*7277919.8

ARTICLE 1 INTERPRETATION		2
1.1	Definitions.	2
1.2	Defined Terms in the Partnership Agreement.	5
1.3	Headings and Table of Contents.	5
1.4	Number and Gender.	6
1.5	Currency.	6
1.6	Business Days.	6
1.7	Calculation of Time.	6
1.8	Entire Agreement.	6
1.9	Other Interpretation.	6
1.1	Schedules.	7
ARTICLE 2 THE CORPORATION		7
2.1	Representations and Warranties of the Corporation.	7
2.2	Business of the Corporation.	8
2.3	Place of Business.	8
ARTICLE 3 SHARES AND SHAREHOLDERS		8
3.1	Representations and Warranties of Shareholders.	8
3.2	New Shareholders.	8
3.3	Termination of Shareholder.	9
3.4	No Transfer or Encumbering of Shares.	10
3.5	Share Capital and Corporate Changes.	10
3.6	Legended Share Certificates.	10
3.7	Lost Share Certificate.	11
3.8	Dealings with Registered Holder.	11
ARTICLE 4 BOARD OF DIRECTORS		11
4.1	Duties.	11
4.2	Number of Directors.	11

4.3	Nominations, Replacement and Removal of Board Nominees.	11
4.4	Effectiveness of Directors’ Actions.	12
4.5	Frequency of Meetings.	12
4.6	Notice of Meeting.	12
4.7	Quorum.	12
4.8	Adjournment.	12
4.9	Chairman.	13
4.1	Compensation and Expense Reimbursement.	13
4.11	Minutes.	13
ARTICLE 5 OFFICERS AND SENIOR PERSONNEL; QUALIFIED INDIVIDUALS		13
5.1	Qualified Individuals.	13
5.2	Officers.	13
5.3	Hebei Management Participants	13
ARTICLE 6 CORPORATE GOVERNANCE		14
6.1	Approval of the Board.	14
6.2	Matters Requiring Approval by Hebei Nominee	16
6.3	Internal Controls.	17
6.4	Cost-Efficient Conduct of the Business.	17
ARTICLE 7 FINANCIAL AND ACCOUNTING PRACTICES		17
7.1	Fiscal Year.	17
7.2	Books of Account.	17
7.3	Quarterly Financial Statements.	18
7.4	Audited Annual Financial Statements.	18
7.5	Shareholders’ Right of Inspection and Inquiry.	18
ARTICLE 8 DIVIDENDS		19
8.1	Dividend Policy.	19
ARTICLE 9 CONFIDENTIALITY		19
9.1	Confidentiality.	19
9.2	Reasonableness, Remedies, Etc.	21
9.3	Covenants of the Essence, Survival, No Set-Off.	21

-ii-

ARTICLE 10 TERM OF AGREEMENT		21
10.1	Term.	21
ARTICLE 11 IMPLEMENTATION OF AGREEMENT		22
11.1	Facilitation.	22
11.2	Conflict; Paramountcy.	22
ARTICLE 12 ARBITRATION		22
12.1	Arbitration.	22
ARTICLE 13 NOTICES		23
13.1	Notices.	23
ARTICLE 14 GENERAL		24
14.1	No Unanimous Shareholders Agreement, Etc.	24
14.2	Amendment.	25
14.3	Further Assurances.	25
14.4	No Waiver.	25
14.5	Severability.	25
14.6	Counterparts.	26
14.7	Successors; No Assigns.	26
14.8	No Third Party Beneficiaries.	26
14.9	No Partnership.	26
14.1	Law of Interpretation.	26
14.11	English Language.	26
SCHEDULE “A”		1

-iii-

                                SHAREHOLDERS AGREEMENT

THIS AGREEMENT made with effect on [●], 2012

BETWEEN:

KAMI GENERAL PARTNER LIMITED, a corporation
incorporated under the laws of Ontario
(hereinafter called the “Corporation”)
- and -
ALDERON IRON ORE CORP., a corporation
incorporated under the laws of British Columbia
(hereinafter called “Alderon”)
- and -
l [HEBEI LIMITED PARTNER], a corporation
incorporated under the laws of ●
(hereinafter called “Hebei Sub”)

WHEREAS:

A.
The Corporation has an authorized capital consisting of 1,000,000 common shares of which Alderon and the Hebei Sub shall be allocated shares proportionately in accordance with each party’s relative interest in the Partnership.

B.	The Corporation is the general partner in the Partnership and each Shareholder is a limited partner in the Partnership.

C.
The purpose of this Agreement is to provide for the election of a board of directors of the Corporation, the appointment of officers of the Corporation, reporting obligations and certain other matters in accordance with this Agreement and the Partnership Agreement.

D.	No Shareholder intends, by virtue of or pursuant to this Agreement or otherwise, to take part in the control of the business of the Partnership.

NOW THEREFORE, in consideration of the terms and conditions set out in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions.

For the purposes of this Agreement (including the recitals hereto), unless there is an express provision to the contrary or unless the context otherwise requires:

(a)	“Act” means the Business Corporations Act (Ontario) as amended and in force from time to time, and the regulations adopted thereunder;

(b)
“Agreement”, “this Agreement”, “herein”, “hereby”, “hereof”, “hereunder” and similar expressions means or refers to this Agreement and any and all agreements in writing between the parties amending this Agreement or supplemental or ancillary hereto and the expressions “Article” or “Section” followed by a number, mean and refer to the specified Article or Section of this Agreement;

(c)
“Alderon Subscription Agreement” means the subscription agreement dated ●, 2012 between Alderon and Hebei providing, inter alia, for the subscription by Hebei for common shares in the capital of Alderon;

(d)	“Annual Budget and Work Plan” has the meaning set out in Section 6.1(b);

(e)
“Applicable Laws” means applicable laws, statutes, by-laws, rules, regulations, orders, ordinances,  codes, guidelines, treaties, policies, notices, directions, decrees, judgments or awards, of any Governmental Authority, in each case having the force of law;

(f)
“Approved Annual Budget and Work Plan” means, the Initial Budget and Work Plan and, in any Fiscal Year of the Partnership, any other annual budget and work plan approved by the Board in accordance with this Agreement;

(g)	“Arm’s Length” has the meaning ascribed to such term by the Tax Act;

(h)	“Articles” means the certificate and articles of incorporation of the Corporation dated ●, 2012 , as amended from time to time;

(i)
“Auditors” means such firm of chartered accountants or other audit certified licensed public accountants of generally recognized standing in Ontario, as may be appointed by the Shareholders in accordance with the Act;

(j)	“Board” means the board of directors of the Corporation;

(k)
“Business” means the Corporation’s business of carrying on the business of the Partnership in accordance with the Partnership Agreement and Applicable Laws, and the operations, activities and affairs of the Corporation ancillary thereto;

(l)
“Business Day” means any day other than a Saturday, Sunday or any other day on which major commercial banks in Toronto, Ontario or the People’s Republic of China are not open for business during normal business hours;

(m)	“By-laws” means the by-laws of the Corporation in force and effect from time to time;

(n)	“Capital Contributions” has the meaning set out in the Partnership Agreement;

(o)	“Commercial Production” has the meaning set out in the Partnership Agreement;

(p)	“Confidential Information” has the meaning set out in Section 9.1;

(q)	“Extraordinary Resolution” has the meaning set out in the Partnership Agreement;

(r)	“Feasibility Study” has the meaning set out in the Partnership Agreement;

(s)	“Fiscal Year” means the financial year of the Corporation as determined in accordance with Section 7.1;

(t)
“Governmental Authority” means any federal, provincial or municipal government, parliament or legislature, or any regulatory authority, agency, tribunal, commission, board or department of any such government, parliament or legislature, or any court or other law, by-law, regulation or rule-making entity, each having jurisdiction in the relevant circumstances, including any Person acting under the authority of a Governmental Authority;

(u)	“Hebei” means Hebei Iron & Steel Group Co., Ltd.;

(v)	“Hebei Nominee” means each Nominee of Hebei Sub elected to the Board pursuant to Section 4.3;

(w)
“IFRS” means International Financial Reporting Standards and refers to the accounting framework, standards and interpretations issued by the International Accounting Standards Board, as updated and amended from time to time, and comprise International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations (as issued by the IFRS Interpretations Committee) and SIC interpretations (as issued by the Standing Interpretations Committee;

(x)	“including” means including without limitation, and “includes” has a corresponding meaning;

(y)	“Initial Budget and Work Plan” has the meaning set out in the Management Agreement;

(z)	“Investor Rights Agreement” means the agreement between Alderon and Hebei entered into as of the date hereof in accordance with the provisions of the Alderon Subscription Agreement;

(aa)	“Limited Partners” means the Limited Partners of the Partnership and “Limited Partner” means any one of them;

(bb)
“Management Agreement” means the Management Agreement dated the Closing Date between the Partnership and Alderon, as the same may be duly and properly amended, modified, supplemented or restated from time to time;

(cc)
“Net Income” in respect of any period means the net income (loss), as the case may be, of the Corporation in respect of such period as determined in accordance with IFRS applied on a basis consistent with prior periods;

(dd)	“Nominator” has the meaning set out in Section 4.3(a);

(ee)	“Nominee” has the meaning set out in Section 4.3(a);

(ff)
“Off Take Agreement” means the iron ore purchase agreement dated the date hereof entered into between the Partnership and Hebei for the sale by the Partnership and the purchase by Hebei of iron ore concentrate produced from the Kami Property;

(gg)	“parties” means at any time the parties hereto collectively and “party” means any one of them;

(hh)	“Partnership” means The Kami Mine Limited Partnership, a limited partnership formed under the laws of the Province of Ontario on ●, 2012;

(ii)
“Partnership Agreement” means the limited partnership agreement dated the date hereof in respect of the Partnership, among inter alia the Corporation as general partner and each of the Shareholders as limited partners;

(jj)
“Person” or “person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization or association, the government of a country or any political subdivision thereof or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity;

(kk)	“Proportionate Interest” has the meaning set out in the Partnership Agreement;

(ll)
“Qualified Individual” means an individual who acknowledges to the Corporation in writing that he or she has reviewed the Articles, the By-laws, this Agreement and the Partnership Agreement and is aware of his or her duties under the Act to:

(i)	act honestly and in good faith with the view to the best interests of the Corporation; and

(ii)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(mm)
“Senior Personnel” means any employee, independent contractor, agent or other representative duly authorized to and acting on behalf of the Corporation and taking part in the control of the business of the Partnership within the meaning of the Limited Partnerships Act (Ontario);

(a)
“Shareholders” means, collectively, Alderon and Hebei Sub and any Person to whom Shares may be transferred or issued in accordance with this Agreement, who at the time of determination in question holds Shares, and a “Shareholder” means any one of them;

(b)	“Shares” means the common shares in the capital of the Corporation;

(c)	“Tax Act” means the Income Tax Act (Canada), as amended and in force from time to time, and the regulations adopted thereunder;

(d)	“Terminating Event” has the meaning set out in Section 3.3(a);

(e)	“Terminated Shareholder” has the meaning set out in Section 3.3(a);

(f)
“Transaction Agreements” means this Agreement, the Partnership Agreement, the Alderon Subscription Agreement, the Off Take Agreement, the Management Agreement, the Investor Rights Agreement and the Transfer Pricing Agreement;

(g)
“Transfer” means any sale, exchange, transfer, assignment, gift, pledge, encumbrance, hypothecation, alienation, grant of a security interest or other transaction, whether voluntary, involuntary, or by operation of law, by which, directly or indirectly, the legal or beneficial ownership of, or any security or other interest in such security passes from one person to another person or to the same person in a different capacity, whether or not for value;

(h)	“Transfer Pricing Agreement” means the agreement dated the date hereof between Alderon and Hebei with respect to the undertaking of a transfer pricing study; and

(i)	“Units” has the meaning set out in the Partnership Agreement.

1.2    Defined Terms in the Partnership Agreement.

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Partnership Agreement.

1.3    Headings and Table of Contents.

The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings and any table of contents provided are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4     Number and Gender.

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.5    Currency.

Except as otherwise expressly provided in this Agreement, all monetary amounts referred to in this Agreement are stated in Canadian dollars.

1.6    Business Days.

If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day in the place where payment is due, then such payment or action shall be made or taken on the next Business Day thereafter.

1.7    Calculation of Time.

In this Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 11:59 p.m. (Toronto time) on the last day of the period.  If, however, the last day of the period does not fall on a Business Day, the period will terminate at 11:59 p.m. (Toronto time) on the next Business Day.

1.8     Entire Agreement.

The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, including the letter of intent dated February 24, 2012 and the Confidentiality Agreement dated April 7, 2011.  There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements.

1.9    Other Interpretation.

For all purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires:

(a)
all accounting terms not otherwise defined herein have the meanings assigned to them by, and all calculations to be made hereunder or financial statements to be prepared are to be made or prepared in accordance with, IFRS;

(b)
any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or regulations;

(c)
any reference to Shares includes:  (i) any shares or other securities into which the Shares may be converted, changed, re-classified, divided, re-designated, subdivided or consolidated; (ii) any shares or other securities which may be converted, exchanged, changed, re-classified, divided, re-designated, subdivided or consolidated into Shares; (iii) any Shares which are subsequently issued by the Corporation whether by way of a stock dividend, distribution or otherwise; and (iv) any shares or other securities of the Corporation or of any successor or continuing corporation to the Corporation which may be received by the Shareholders on a reorganization, amalgamation, consolidation or merger, statutory or otherwise; and

(d)
any reference to an “approval”, “authorization” or “consent” of the Corporation or any Shareholder means the written approval, written authorization or written consent of the Corporation or such Shareholder.

1.10    Schedules.

The Schedule “A” (Shareholdings) to this Agreement is the sole schedule hereto and is incorporated into this Agreement by reference and deemed to be a part hereof.

ARTICLE 2
THE CORPORATION

2.1    Representations and Warranties of the Corporation.

The Corporation hereby represents and warrants to and covenants with each Shareholder that:

(a)
it is a corporation duly incorporated and organized and is a subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and authority to enter into this Agreement and perform its obligations hereunder;

(b)	it has obtained all corporate and other authorizations required to be obtained for the execution, delivery and performance of this Agreement;

(c)
this Agreement has been duly executed and delivered by it and is a valid and binding obligation of it, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction; and

(d)
none of the execution, delivery or performance by it of its obligations under this Agreement conflicts with, or results in the breach of, any covenant or agreement contained in, or constitutes a default under, or results in the creation of, any encumbrance, lien or charge under the provisions of its constating documents or any indenture, agreement or other instrument to which it is a party or by which it is bound or to which it is subject or contravenes any Applicable Laws.

2.2    Business of the Corporation.

The Corporation shall not carry on any activity or business other than the Business.

2.3    Place of Business.

The principal place of business of the Partnership (and the Corporation) shall be at the address of the Corporation provided for in Section 13.1 hereof or such other location as the Corporation may determine from time to time.

ARTICLE 3
SHARES AND SHAREHOLDERS

3.1   Representations and Warranties of Shareholders.

Each Shareholder hereby represents and warrants to and covenants with each other Shareholder and the Corporation that:

(a)	it is a Limited Partner;

(b)
it is and shall continue to be a duly incorporated and organized and subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and authority to enter into this Agreement and perform its obligations hereunder;

(c)	it has obtained all corporate and other authorizations required to be obtained for the execution, delivery and performance of this Agreement;

(d)	it is not a “non-resident” within the meaning of the Tax Act and covenants to remain a resident of Canada for purposes of the Tax Act;

(e)
this Agreement has been duly executed and delivered by it and is a valid and binding obligation of it, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction; and

(f)
none of the execution, delivery or performance by it of its obligations under this Agreement conflicts with, or results in the breach of, any covenant or agreement contained in, or constitutes a default under, or results in the creation of, any encumbrance, lien or charge under the provisions of its constating documents or any indenture, agreement or other instrument to which it is a party or by which it is bound or to which it is subject or contravenes any Applicable Laws.

3.2    New Shareholders.

       (a)  Promptly upon the admission of any Person as a new Limited Partner under the Partnership Agreement, subject to subsection (b), the parties will amend this Agreement,

as determined by the Limited Partners and take such further actions as are necessary, to allow such new Limited Partner to become a Shareholder holding such number of Shares as reflects its Proportionate Interest in the Partnership, all in accordance with the terms of the Partnership Agreement.

(b)
Each issuance of Shares is subject to the condition that each subscriber therefor shall be a Limited Partner or a General Partner and shall agree in writing to be bound by the terms of this Agreement and shall become a signatory thereto.  Such subscriber shall deliver to the Secretary of the Corporation a signed copy of this Agreement and the Secretary shall forward a copy of the signed Agreement to each Limited Partner.

3.3    Termination of Shareholder.

(a)	Upon a Shareholder ceasing to be a Limited Partner, or in the case of Alderon, a Limited Partner or a General Partner (a “Terminating Event” and such Limited Partner a “Terminated Shareholder”):

(i)	the Terminated Shareholder’s Shares shall be, and shall be deemed to be, immediately sold by the Terminated Shareholder to, and repurchased by, the Corporation for a price of $1.00, and cancelled; and

(ii)	the Terminated Shareholder shall have no rights or obligations hereunder in respect of any time following the Terminating Event (except pursuant to this Section 3.3 and Section 9.1).

(b)
If the Terminated Shareholder fails to complete the transaction of purchase and sale referred to in Section 3.3(a), then the $1.00 amount which the Corporation would otherwise be required to pay to the Terminated Shareholder may be deposited by the Corporation into a trust account in the name of the Terminated Shareholder at the bank branch used by the Corporation.  Upon making such deposit and giving the Terminated Shareholder notice thereof, the purchase of the Terminated Shareholder’s Shares by the Corporation shall be deemed to have been fully completed and all right, title, benefit and interest, both at law and in equity, in and to such Shares shall be and be deemed to be transferred and assigned to and vested in the Corporation.  The Terminated Shareholder shall be entitled to receive the $1.00 amount deposited in the trust account upon satisfying its obligations under this Agreement.

In connection with the sale of any Share pursuant to this Section 3.3, if the Terminated Shareholder defaults in executing and delivering any document in accordance with the terms hereof or completing the purchase and sale as contemplated herein, and in connection with the purchase for cancellation or issuance of Shares pursuant to Section 3.5, each Shareholder hereby irrevocably nominates, constitutes and appoints the Corporation as its true and lawful attorney and agent, in accordance with the Powers of Attorney Act (Ontario) for, in the name of and on behalf of the applicable Shareholder to execute and deliver all such assignments, transfers, deeds or instruments as may be necessary to effectively transfer and assign the Shares being sold to the Corporation or to issue the applicable Shares, and in accordance with the Powers of Attorney Act (Ontario),

(a)
each Shareholder declares that this power of attorney may be exercised during any subsequent legal incapacity on its part.  Such appointment and power of attorney, being coupled with an interest, shall not be revoked by the dissolution, winding up, bankruptcy or insolvency of such Shareholder and each party hereby ratifies, confirms and agrees to ratify and confirm all that the Corporation may lawfully do or cause to be done by virtue of such power of attorney.

3.4    No Transfer or Encumbering of Shares.

Except as expressly provided in Sections 3.2, 3.3 or 3.5, or in conjunction with a Transfer of its Units by a Partner pursuant to and in accordance with the terms of the Partnership Agreement, no Shareholder may Transfer all or any part of or interest in its Shares.  Any Transfer of Shares other than pursuant to Sections 3.3 or 3.5 shall be, and be deemed to be, void.  Each Shareholder is required to transfer to any Person to which it Transfers its Units (other than by way of security only) its Shares in the same proportion as the proportion of its Units sold to such Person, subject to the provisions of Section 3.2, and the provisions of Section 3.3(c) apply mutatis mutandis in the event of the failure of a Shareholder to effect such Transfer.

3.5    Share Capital and Corporate Changes.

The Shareholders acknowledge that as at the date hereof, each Shareholder is the beneficial owner and owner of record of the number of Shares set forth opposite such Shareholder’s name on Schedule “A”.  The Shareholders acknowledge that their shareholdings set out in Schedule “A” mirror their Proportionate Interests pursuant to the Partnership Agreement.  If their relative Proportionate Interests change at any time pursuant to the provisions of the Partnership Agreement, their relative shareholdings shall be reduced or increased hereunder, as applicable, such that their shareholdings hereunder shall continue to mirror their Proportionate Interests pursuant to the Partnership Agreement from time to time.  Such additions or deletions shall be effected by way of the purchase for cancellation for nominal consideration, as determined by the Directors, of the applicable number of Shares of the Shareholder whose shareholding is to be reduced and by the issuance for nominal consideration, as determined by the Directors, of the applicable number of Shares to the Shareholder whose shareholding is to be increased.

If Hebei Sub ceases to be a Limited Partner in accordance with the provisions of Section 3.4 of the Partnership Agreement, Hebei Sub shall immediately tender its Shares to the Corporation to be purchased for cancellation for the sum of $1.00.  Upon such cancellation, this Agreement shall terminate and be of no further force and effect and none of the parties shall have any further liability to one another in respect of the provisions hereof.

3.6    Legended Share Certificates.

All certificates representing Shares shall have endorsed thereon in easily legible characters the following notation:

“The Share represented by this certificate is subject to the provisions of a Shareholders Agreement dated ●, 2012 and may not be transferred or encumbered except in compliance with the terms and conditions thereof.”

3.7     Lost Share Certificate.

Where a Shareholder claims that a share certificate representing the Shares registered in the name of such Shareholder has been defaced, lost, apparently destroyed or wrongly taken, the Corporation shall cause a new share certificate to be issued in substitution therefor if, in the case of a defaced share certificate, such certificate is first surrendered to the Corporation and otherwise if such Shareholder (a) files with the Corporation a form of proof of loss and an indemnity bond in a form and in an amount satisfactory to indemnify and hold harmless the Corporation from any costs, damages, liabilities or expenses suffered or incurred as a result of or arising out of issuing such new share certificate and (b) satisfies such other requirements as may reasonably be imposed by the Corporation.

3.8    Dealings with Registered Holder.

The Corporation is entitled to treat the person in whose name any share certificate is registered as the absolute owner thereof and of the Shares represented thereby.  The receipt by the Person in whose name any Shares is registered shall be a sufficient discharge for all monies, securities, other property payable or notices, issuable or deliverable in respect of such Shares and from all liability in respect thereof.

ARTICLE 4
BOARD OF DIRECTORS

4.1     Duties.

Subject to the provisions of the Act, the overall supervision and control of all matters relating to the Business shall be vested in the Board.  The parties expressly acknowledge that the Board’s authority is not limited to those matters referred to in Section 6.1 hereof.

4.2     Number of Directors.

The Board shall consist of four directors who shall be nominated and elected as provided in Section 4.3.

4.3    Nominations, Replacement and Removal of Board Nominees.

(a)
Alderon and Hebei Sub (each, a “Nominator”) shall be permitted, by notice to the Corporation, to nominate three Qualified Individuals and one Qualified Individual respectively as its nominees (each, a “Nominee”) to be elected and serve as directors on the Board. Alderon agrees that at least one of its Nominees shall be a resident Canadian. Each Nominee shall be an individual qualified to act as a director under the Act.

(b)
A Nominee shall be removed from the Board:  (i) at any time and for any reason whatsoever upon delivery of notice by the Nominator to the Corporation requesting the removal of such Nominee; or (ii) upon such Nominee ceasing to be qualified to act as a director under the Act.

(c)
In the event of a vacancy occurring on the Board for any reason whatsoever, such vacancy shall be filled with the Nominee of the Nominator which nominated the former Nominee whose loss of office created the vacancy.

(d)
Notwithstanding any notice or other requirements contained herein, each of which shall be deemed to be waived in this regard, the initial directors shall be: l and the initial election of such directors pursuant to this Section 4.3(d) shall be deemed to be in compliance with the other provision of this Section 4.3.

4.4    Effectiveness of Directors’ Actions.

Unless otherwise provided in this Agreement, all decisions of the Board shall be effective only if approved by a majority of the votes cast at a meeting of the Board or by a written resolution signed by all of the directors.

4.5     Frequency of Meetings.

The Board shall meet not less than once in each quarter of the Corporation’s Fiscal Year, at such location as the Board shall decide from time to time.  In addition, directors constituting a quorum of the Board may, at any time, call a meeting of the Board for the transaction of any business, the nature of which is specified in reasonable detail in the notice calling the meeting.

4.6    Notice of Meeting.

Unless all directors are present or those absent waive notice, all meetings of the Board shall be held upon not less than seven Business Days’ prior notice to the directors and otherwise in accordance with the By-laws.  Each notice of meeting shall state the time and place or means of the meeting and state, or be accompanied by an agenda containing, reasonable details of the matters to be discussed or acted upon.

4.7    Quorum.

Subject to Section 4.8, a quorum at meetings of the Board shall be constituted by the presence or telephone participation of three directors, provided however that at least one such director shall be a Hebei Nominee.  At the request of any Director, a Director shall be entitled to participate in a meeting of the Board by means of such telephone, electronic or other communications facilities as permit all Directors participating in the meeting to communicate with each other simultaneously and instantaneously, and a Director participating in such a meeting by such means is deemed to be present at the meeting.

4.8 Adjournment.

In the event that a quorum is not present at or participating in a meeting of the Board, those directors present or participating by telephone may adjourn the meeting to a specified place at a specified time on a specified Business Day not less than five Business Days and not more than 15 Business Days later.  The directors present or participating by telephone at the adjourned meeting shall give notice of such new meeting to the other directors by telecopier or other means of electronic communication in accordance with this Agreement, as soon as practicable and in any event not more than three Business Days after the adjournment.  Only matters scheduled to be acted upon at the adjourned meeting may be acted upon at the reconvened meeting.  For greater certainty, a quorum at such reconvened meeting shall be constituted by those directors present thereat or participating by telephone therein and need not be as prescribed in Section 4.7.

4.9 Chairman.

The chairman of the Board shall be appointed by the Board and shall be a director nominated by Alderon to serve until replaced or removed by the Board.  The chairman of the Board shall not be entitled to a second, extra or casting vote in the case of a tie vote at any meeting.

4.10 Compensation and Expense Reimbursement.

Directors shall be reimbursed for reasonable out-of-pocket expenses incurred in connection with their service to the Corporation, as approved by the Board.

4.11 Minutes.

The Secretary of the Corporation shall cause minutes of all meetings of the Board to be prepared and shall cause copies of all minutes and of all resolutions passed by the Board to be provided to each director within 10 Business Days after any meeting is held or any resolution is passed, as the case may be.

ARTICLE 5
OFFICERS AND SENIOR PERSONNEL; QUALIFIED INDIVIDUALS

5.1    Qualified Individuals.

Only Qualified Individuals may be elected, appointed, employed, retained or otherwise engaged and serve as directors, officers or Senior Personnel of the Corporation.

5.2    Officers.

The offices and, subject to Section 5.1, the officers and Senior Personnel of the Corporation from time to time shall be as set out below:

-	Chairman of the Board
-	President
-	Chief Financial Officer
-	one or more Vice Presidents
-	Secretary

5.3    Hebei Management Participants

Hebei Sub shall have the right to appoint up to two members to the management of the Corporation as long as it holds not less than a 20% Proportionate Interest in the Partnership.

ARTICLE 6
CORPORATE GOVERNANCE

6.1    Approval of the Board.

Subject to Sections 2.2 and 6.2 of this Agreement, but notwithstanding any other provision of this Agreement, all material transactions, matters or proposals concerning the Corporation which for greater certainty, includes any such material transactions, matters or proposals relating to the Corporation in its capacity as General Partner of the Partnership and assets which are held legally or beneficially by the Corporation in such capacity, shall first be referred to and authorized by simple majority approval of the Board, including the following:

(a)
the Initial Budget and Work Plan, provided that the aggregate capital expenditures set out in the Initial Budget and Work Plan do not exceed the aggregate capital expenditures set out in the Feasibility Study by greater than 15% (without reference to the range of accuracy), in which case the Initial Budget  and Work Plan shall be approved pursuant to Section 6.2;

(b)	annual budgets and work plans, and any amendments thereto, for each Fiscal Year following Commercial Production, subject to Section 6.2 (each an “Annual Budget and Work Plan”);

(c)
the entering into of any operating line of credit or incurring any other indebtedness by the Corporation for borrowed funds, and any guarantee of any material indebtedness, liability or obligation of any other Person;

(d)
any material agreement, commitment or arrangement pursuant to which the Corporation makes, agrees to make or may be obligated to make, any loan, or advance in the nature of a loan, to any other Person;

(e)
any decision to permit or create any security interest or encumbrance on any property or assets of the Corporation (other than a security interest given or created in equipment acquired by the Corporation in the ordinary course of the Business to secure payment of all or part of its price);

(f)
the incorporation of any subsidiary, the acquisition or disposition of any interest in any securities of any Person (other than the Partnership), or the establishment or closing of any office of the Corporation (other than acquisitions and dispositions of investment grade term deposits or money market securities having a term to maturity of less than one year);

(g)
any individual or related capital or other material expenditures by the Corporation in excess of $500,000 (other than for equipment acquired by the Corporation in the ordinary course of the Business) unless such expenditure has been approved in accordance with a business plan and budget approved in accordance with this Section;

(h)	the acquisition or disposition of any interest in land involving the receipt or expenditure of more than $500,000 in any year;

(i)
the disposition of any of the assets of the Corporation having a fair market value exceeding $500,000, or the granting of an option or other right in respect thereof unless such a transaction or series of transactions is contemplated in an Approved Annual Budget and Work Plan, or constitutes the sale or other disposition of equipment which is no longer required in the ordinary course of the Business;

(j)	any decision to expand of capacity of the Kami Project above 8 million tonnes per year and all investments and expenditures related thereto;

(k)
the entering into by the Corporation of (i) any material agreement, instrument or other document, including any partnership or joint venture agreement; or (ii) any contract or transaction not in the ordinary course of the Business;

(l)	any hiring, termination or change in the employment terms of any Senior Personnel of the Corporation and the determination of compensation for any such Senior Personnel;

(m)
the adoption by the Corporation of (i) any bonus or employee benefit plans or programs, (ii) any material amendment to or change in any such plans or programs (including any bonus or employee benefit plans or programs in effect on the date hereof), or (iii) any awards of bonuses or other incentive compensation not under any such plans;

(n)	the execution of any collective bargaining agreement regarding or otherwise affecting employees of the Corporation;

(o)	any material modification of the methods, practices, procedures and policies of accounting of the Corporation;

(p)	any waiver of any material claims or rights of the Corporation (or any subsidiary);

(q)	any material amendment or modification of any contract, agreement, commitment or arrangement required to be approved by the Board pursuant to this Section 6.1;

(r)	the appointment of any legal holder of the majority of the issued and outstanding Units as the Manager of the Kami Project;

(s)	the initial renewal of Alderon as Manager of the Kami Project pursuant to the Management Agreement;

(t)	the issuance of Units and Shares in connection with the expansion of the annual capacity of the Kami Project above 8 million MT of concentrate as per section 8.2 of the Partnership Agreement; and

(u)	any other matter which is referred to in this Agreement as requiring the approval of the Board.

6.2    Matters Requiring Approval by Hebei Nominee

The Corporation and Alderon agree that, provided: (i) Hebei Limited Partner owns at least a 25% Proportionate Interest in the Partnership, or (ii)  Hebei Limited Partner owns not less than a 20% Proportionate Interest in the Partnership as a result of it being diluted from its initial 25% Proportionate Interest in connection with its failure to make Capital Contributions in connection with the expansion of the Kami Project to increase its annual production capacity by a minimum of 4 million MT of iron ore concentrate per annum above 8 million MT per annum, the matters set forth below may not be approved, taken, initiated or implemented by the Corporation (in its own capacity or its capacity as the General Partner of the Partnership) or Alderon (in its capacity as a Limited Partner, Manager of the Kami Project or Shareholder) without the prior approval of the Hebei Nominee:

(a)
The Initial Budget and Work Plan, in the event that the aggregate expenditures set out in the Initial Budget and Work Plan exceed the aggregate capital expenditures set out in the Feasibility Study by greater than 15% (without reference to the range of accuracy);

(b)
Any material change in the nature of the business of the Corporation or the Partnership, including the termination of any part of the business or any proposed investment in a business that is materially different than the then existing business of the Corporation or the Partnership;

(c)	The merger or amalgamation of the Corporation and/or the Partnership;

(d)
The appointment or removal of the Manager of the Kami Project and the entering into, termination of, extension of or any amendment to the agreement pursuant to which a manager is appointed as the manager of the Kami Project, including the Management Agreement, other than the initial renewal of Alderon as Manager pursuant to the Management Agreement and other than the appointment of any majority holder of Units as Manager;

(e)	Any amendment, revocation, enactment or replacement of the Articles or the By-Laws;

(f)
Issuance by the Corporation of any Shares or rights to acquire Shares or the issuance by the Partnership of any Units or rights to acquire Units other than in accordance with the provisions of the Partnership Agreement and this Agreement and other than in connection with the expansion of the capacity of the Kami Project above 8 million MT per annum, where Hebei Limited Partner has elected not to contribute its proportionate share of the entire amount of the capital required to effect such expansion;

(g)
The entering into by the Corporation of any agreement or transaction with any Shareholder or any Person not at Arm’s Length with a Shareholder, other than the Partnership Agreement, the Management Agreement or the Off Take Agreement;

(h)	Use by the Corporation of any major asset of the Corporation as collateral for any borrowing beyond that approved in an Approved Annual Budget and Work Plan; and

(i)	Annual Budgets and Work Plans, and any amendments thereto, for each Fiscal Year following Commercial Production.

6.3    Failure to Approve an Annual Budget and Work Plan.

If an Annual Budget and Work Plan or Initial Budget and Work Plan is not approved by the Board and, if applicable, the Hebei Nominee, prior to the commencement of the Fiscal Year that is the subject of such plan, then the Corporation shall be responsible for advancing funds to the Manager under the Management Agreement to continue normal operations in accordance with the last Approved Annual Budget and Work Plan (or in the case of the Initial Budget and Work Plan and Budget, in accordance with the Feasibility Study) until the approval of such work plan and budget. Notwithstanding the foregoing, the approval of the Hebei Nominee shall not be required in respect of any budget and work plan relating to the expansion of the annual capacity of the Kami Project above 8 million MT of concentrate as contemplated in the Partnership Agreement.

6.4    Internal Controls.

The Senior Personnel of the Corporation, in consultation with the manager under the Management Agreement, shall ensure that an appropriate system of internal controls is established and maintained in order to protect the security of funds received, held and disbursed in the course of the Business and the security of confidential information received by the Corporation, the Partnership or the manager under the Management Agreement in the course of the Business.

6.5    Cost-Efficient Conduct of the Business.

The parties acknowledge and agree as a matter of principle that the Corporation shall carry on the Business in as cost-effective manner as is prudent and consistent with the performance of its obligations under this Agreement and the Partnership Agreement.

ARTICLE 7
FINANCIAL AND ACCOUNTING PRACTICES

7.1    Fiscal Year.

The first Fiscal Year of the Corporation shall commence on the date of incorporation and end on December 31, 2012 and thereafter each following Fiscal Year shall commence on January 1 and end on December 31.

7.2    Books of Account.

Proper books of account shall be maintained by the Corporation at its principal office and/or at such other place or places as the Board shall authorize.  Such accounts shall be kept in accordance with IFRS, this Agreement, the Partnership Agreement and the requirements of the Act.

7.3    Quarterly Financial Statements.

The Corporation shall cause the Chief Financial Officer of the Corporation to furnish each of the Shareholders of the Corporation with quarterly unaudited financial statements of corporate assets, liabilities, cash flows and operating results of the Corporation.  Such statements shall be provided within 60 days of the end of each quarter of each Fiscal Year.

7.4    Audited Annual Financial Statements.

An audit of the annual financial statements (including a balance sheet and statements of operating results and cash flows) of the Corporation shall be undertaken by the Auditors.  The Auditors shall have access to all books of accounts, records, and all vouchers, cheques, papers and documents of, or which may relate to, the Corporation for this purpose.  A copy of such annual financial statements, together with the Auditor’s report thereon, shall be furnished by the Corporation to each of the Shareholders promptly upon its completion and in any event within 90 days of the end of each Fiscal Year.

7.5    Shareholders’ Right of Inspection and Inquiry.

(a)
The Corporation shall permit persons designated by any Shareholder, at such Shareholder’s expense, to visit and inspect any properties of the Corporation, to examine the books and financial records of the Corporation and to discuss its affairs, finances and accounts, all at such reasonable times and as often as may reasonably be requested by the Shareholder.  The Persons designated by the Shareholders pursuant to this Section 7.5 may include accountants, lawyers, management consultants or others appointed by the Shareholder to examine all or any aspect of the operations of the Corporation, and the Corporation agrees to answer any inquiries which such Persons may make, fully and fairly and to the best of its ability.  The Corporation agrees that such Persons may, in the course of their investigations, discuss the business and affairs of the Corporation with the officers, directors and employees of the Corporation and with the auditors or accountants of the Corporation and others reasonably expected to have knowledge of the relevant matters.  The Corporation acknowledges that such Persons may prepare reports to the Shareholder concerning the Corporation and the Shareholder shall have no obligation to disclose the content of such reports to the Corporation or any other Shareholder.  All information obtained and opinions developed in the course of such examinations, inspections or inquiries shall be retained in strict confidence and not used or disclosed by such Shareholder except in the interest of the Corporation or in the Shareholder’s enforcement of its rights hereunder.

(b)
Subsection (a) shall be subject to the obligations of the Corporation, the Partnership and the Board from time to time pursuant to any confidentiality agreements, including the Partnership Agreement and this Agreement.

ARTICLE 8
DIVIDENDS

8.1     Dividend Policy.

The dividend policy of the Corporation will be, within 90 days following each Fiscal Year to declare and pay to the Shareholders a dividend in respect of the Shares (to be declared on the same basis per Share) in an aggregate amount equal to any cash balance in excess of the needs of the Corporation in carrying on the Business, as determined by the Board in its discretion in light of the Corporation’s working capital position and requirements for its next following Fiscal Year and the Net Income of the Corporation for any previous Fiscal Year.

ARTICLE 9
CONFIDENTIALITY

9.1    Confidentiality.

(a)
All information provided pursuant to any provision of this Agreement, and all other information emanating from or pertaining to a party (in any form) that a party (the “receiving party” for the purposes of this Section (a)) may acquire under the terms or otherwise as a result of this Agreement or by virtue of the relationship between the parties created by this Agreement (collectively, “Confidential Information”), shall be considered confidential and, except as otherwise permitted in this Agreement, shall not be used by, or disclosed, revealed or divulged to, any other Person, or published in any manner whatsoever, in a manner not specifically permitted by this Agreement without first obtaining the written consent of the other party (the “disclosing party” for the purposes of this Section (a)), such consent not to be unreasonably withheld.  Confidential Information does not include this Agreement itself and does not include information that:  (i) at the time of disclosure, is already known by the receiving party; (ii) is or becomes publicly known other than through a wrongful act or omission of (A) the receiving party or its partners, officers, directors, employees, agents, consultants, advisors or other representatives, or (B) any other Person subject to a confidentiality agreement or other obligation to hold such information in confidence, whether contractual, fiduciary or otherwise; (iii) is rightfully received from a third party without similar restriction provided that the third party did not come into possession of the Confidential Information as a result, directly or indirectly, of a breach of an obligation of confidentiality owed by any Person to the disclosing party; or (iv) is independently developed by or on behalf of the receiving party without disclosure of or recourse to the Confidential Information.

(b)	Notwithstanding the foregoing, the receiving party may reveal or divulge Confidential Information:

(i)
in the case of the Corporation, to the Shareholders, provided that such Persons have been informed of the Corporation’s confidentiality obligations under this Agreement and have agreed with the Corporation to be bound similarly thereby;

(ii)
to the extent necessary, to any Person providing services to the receiving party to enable the receiving party to perform any of its obligations or exercise any of its rights under this Agreement, provided that such Person has been informed of the receiving party’s confidentiality obligations hereunder and has agreed with the receiving party to be bound similarly thereby;

(iii)
as required by any Governmental Authority or applicable law; provided that, where circumstances permit, and where such disclosure is not made in the ordinary course to such Governmental Authorities, prior to any disclosure, the disclosing party shall be notified by the receiving party of the proposed disclosure and the receiving party shall, at the disclosing party’s request, take reasonable steps to allow the disclosing party, at its sole expense, to contest the requirement for disclosure or to obtain an order or ruling to preserve the confidentiality of such Confidential Information;

(iv)	in connection with any dispute resolution commenced pursuant to this Agreement;

(v)
to the extent necessary, to any financial institution or other Person from whom financing is being sought or to advisors to any such financial institution or other Person, provided that any such financial institution, Person or advisor has been informed of the receiving party’s confidentiality obligations hereunder and has agreed with the receiving party to be bound similarly thereby; or

(vi)
other than Confidential Information related exclusively to another Shareholder, to any arms’ length Person that requires the information on a need-to-know basis for the purpose of due diligence to be conducted by such Person in connection with a bona fide sale by a Shareholder of Units to such Person provided that such Person enters into a confidentiality agreement with the Shareholder, the Corporation and Partnership the terms of which are at least as stringent as the terms and conditions contained in this Section 9.1.

(c)
The parties acknowledge and agree that the Confidential Information may comprise trade secrets or scientific, technical, commercial, financial or labour relations information, supplied in confidence, disclosure of which could reasonably be expected to prejudice significantly the competitive position or interfere significantly with the contractual or other negotiations of one or all of the parties or result in undue loss to one or all of the parties or undue gain to others.

(d)
All Confidential Information shall be made available to a party’s employees, advisors and consultants only as required in order for the receiving party to adequately use such Confidential Information in accordance with this Agreement.  Any party’s employees, advisors or consultants receiving Confidential Information shall be informed of the receiving party’s confidentiality obligations hereunder and the receiving party shall be liable for any breaches thereof by such employees, advisors or consultants.  Prior to disclosing any Confidential Information to its employees, advisors or consultants, a party shall take reasonable precautions to ensure that such employees, advisors or consultants are bound by confidentiality obligations substantially similar to those set out in this Section (d).

9.2    Reasonableness, Remedies, Etc.

Each party acknowledges and agrees that a remedy in damages for any breach by it of Section 9.1 will be inadequate and that, accordingly, the affected party shall be entitled, in addition to a remedy for damages and such other remedies to which it may be entitled, to both temporary and permanent injunctive relief without the necessity of proving actual damage to such party.  The right of such affected party to such relief shall not be construed to prevent such affected party from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it for such breach or threatened breach, including the recovery of monetary damages.

9.3 Covenants of the Essence, Survival, No Set-Off.

The covenants of the parties set forth in this Article 9 are of the essence in this Agreement, shall be construed as independent of all other provisions in this Agreement and shall survive any termination of this Agreement.  The existence of any claim or action of a breaching party against the affected party, whether predicated on this Agreement or otherwise, shall not constitute a defence to enforcement of the breaching party’s covenants in Article 9 hereof.

ARTICLE 10
TERM OF AGREEMENT

10.1 Term.

(a)	This Agreement shall come into force and effect as of the date hereof and, subject to subsection (b), shall terminate on the earlier of:

(i)	the date on which this Agreement is terminated by written agreement of the then-current parties; and

(ii)	the date on which the Corporation is dissolved in accordance with the Act;

provided that the provisions of Article 9 shall survive any termination of this Agreement in accordance with the terms thereof.

(b)	This Agreement may not be terminated, and the parties shall not cause or permit the Corporation to be dissolved, at any time while the Corporation is the general partner of the Partnership.

ARTICLE 11
IMPLEMENTATION OF AGREEMENT

11.1    Facilitation.

Each of the parties shall promptly cause such meetings to be held, resolutions passed and by-laws enacted, exercise its vote and influence, do and perform and cause to be done and performed, such further and other acts and things as may be necessary and desirable to give full effect to this Agreement and the matters contemplated hereby.  Each Shareholder agrees to execute and deliver all such documents, to exercise all voting rights attaching to any Shares held by it and to do all such other acts and things as the Corporation or any other Shareholder, acting reasonably, may consider necessary or advisable from time to time to ensure that the Board is comprised of the Nominees, all as provided in Section 4.3. By its execution of this Agreement, the Corporation acknowledges that it has actual notice of the terms hereof and agrees with each of the Shareholders that, to the fullest extent permitted by law, it will do all things necessary to comply with, and give effect fully to, the provisions and intent of this Agreement.

11.2    Conflict; Paramountcy.

(a)
Subject to subsection (b), in the event of any conflict between the provisions of this Agreement and the Articles, or the By-laws, this Agreement shall govern to the extent permitted by Applicable Law.  Each of the Shareholders agrees to vote or cause to be voted its Shares so as to cause the Articles or the By-laws to be amended to the extent permitted by Applicable Law or to cause the Corporation to perform such acts as may be necessary to resolve any such conflict in favour of the provisions of this Agreement.

(b)
In the event of any conflict between the provisions of the Partnership Agreement and the provisions of this Agreement, the Articles, or the By-laws, the Partnership Agreement shall govern to the extent permitted by Applicable Law.  Each of the Shareholders agrees to vote or cause to be voted its Shares so as to cause this Agreement, the Articles or the By-laws or any such other agreement to be amended to the extent permitted by Applicable Law or to cause the Corporation to perform such acts as may be necessary to resolve any such conflict in favour of the provisions of the Partnership Agreement.

For greater certainty, this Agreement shall not, and shall not be interpreted to, amend or otherwise vary the Partnership Agreement or any rights or obligations thereunder of any of the parties thereto.

ARTICLE 12
ARBITRATION

12.1    Arbitration.

(a)
Any dispute relating to or arising out of this Agreement, including in connection with the interpretation or application of this Agreement, or the breach thereof, which is not resolved by agreement between the parties within a reasonable period not exceeding 60 days from the date such dispute is communicated by one party to the other, may be referred by either party hereto to be finally determined by arbitration by a single arbitrator sitting in Toronto, Ontario, Canada under the Arbitration Act, 1991 (Ontario). If the parties have not agreed upon the person to act as arbitrator hereunder within thirty (30) days after a party’s request for arbitration, either of the parties may apply to the Ontario courts to select and appoint a single arbitrator. The single arbitrator shall be qualified by education and experience to determine the subject matter of the dispute. The parties agree that arbitration shall be the exclusive method for resolution of the disputes anticipated herein. The parties agree that the arbitration award will be final and binding and that there will be no right of appeal therefrom on a question of law, a question of fact or a question of mixed fact and law. In all cases, the proceedings shall be conducted in the English language and the arbitrator shall be English speaking.

(b)
It is the intention of the parties that the entire arbitration, commencing from the appointment of the arbitrator to the award, shall be concluded within a period of three months.  Each party shall bear its own costs in any arbitration, provided that, if the arbitrator finds that any party shall have acted unreasonably, then the arbitrator may, in its sole discretion, award costs against such party.

ARTICLE 13
NOTICES

13.1 Notices.

Any notice, communication, payment or demand required or permitted to be given or made hereunder shall be sufficiently given or made for all purposes if delivered personally or transmitted by telecopy, fax or electronic means to the party or to an officer of the party to whom the same is directed, addressed as follows:

if to the Corporation, addressed to it at:

Kami General Partner Limited
 ●

Attention:                      President
Telecopier:                      ●

if to the Hebei Sub, addressed to it at:

c/o Hebei Iron & Steel Group Co., Ltd.
16/F Shimao Tower
No. 92 Jianguo Road
Chaoyang District
100022 Beijing
China

Attention:                      President

Facsimile:                      086 10 85 898292

with a copy, which shall not constitute notice, to:

Davies Ward Phillips & Vineberg LLP
44th Floor 1 First Canadian Place
Toronto, ON  M5X 1B1
Canada

Attention:                      Patricia Olasker
Facsimile:                      416.863.0871

If to Alderon, addressed to it at:

Alderon Iron Ore Corp.
Suite 250, 2000 McGill College Avenue,
Montreal, QC  H3A 3H3
Canada

Attention:                      President
Facsimile:                      514.281.5048

With a copy, which shall not constitute notice, to:

Cassels Brock & Blackwell LLP
2100-40 King Street West
Toronto ON  M5H 3C2

Attention:  John Vettese
Facsimile:  416.350.6930

and if to a Shareholder or a director of the Board, to the address or fax number (if any) of such Shareholder, director as it appears on the Corporation’s records.  Any such notice that is given by personal delivery shall be deemed to have been received on the day of actual delivery thereof and any notice given by telecopy, fax or electronic means shall be deemed to have been received on the first Business Day after the transmittal thereof.  Any Shareholder or director may change his or her address or fax number by giving written notice of such change to the Corporation and the Corporation may change its address or fax number by giving such notice thereof to the Corporation on behalf of the parties.

ARTICLE 14
GENERAL

14.1    No Unanimous Shareholders Agreement, Etc.

This Agreement does not restrict the discretion and powers of the directors on the Board to manage or supervise the management of the Business of the Corporation and is not a “unanimous shareholder agreement” as defined in the Act.  For greater certainty and notwithstanding any other provision of this Agreement, nothing in this Agreement entitles any Shareholder to take part in the control of the business of the Partnership; and this Agreement shall not be interpreted to enable any Shareholder to take part in the control of the business of the Partnership nor to constitute any Shareholder as taking part in the control of the business of the Partnership.

14.2    Amendment.

Except as expressly provided in this Agreement, no amendment of this Agreement shall be binding unless it is approved by an Extraordinary Resolution.  If an Extraordinary Resolution is obtained, such amendment shall be binding on the Corporation and all Shareholders, whether or not they approved such amendment.  The Board may, without prior notice to or consent of any Shareholder, amend this Agreement in writing:  to cure any ambiguity or to correct or supplement any provision contained herein which, in the opinion of counsel for the Corporation, may be defective or inconsistent with any other provision hereof if, in the opinion of such counsel, such amendment does not and shall not in any way adversely affect the rights or obligations of the Corporation, the Board or any Shareholder; provided that all Shareholders shall be notified of full details of any amendment to this Agreement under this Section 14.2, including a copy of this Agreement as so amended, within 10 days after the effective date of such amendment.

14.3    Further Assurances.

Each party hereto will, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things in connection with this Agreement and the matters contemplated hereby that the other parties hereto may reasonably require, for the purposes of giving effect to this Agreement and the matters contemplated hereby.

14.4    No Waiver.

No course of performance and no delay or failure by either party in exercising any right or remedy it may have under this Agreement or in law shall operate as a waiver of or otherwise prejudice such party’s rights or remedies.  No single waiver or exercise of any such right or remedy shall preclude the further exercise thereof or the exercise of any other right or remedy.  No right or remedy conferred upon either party by this Agreement shall be exclusive of any other right or remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise, except as expressly provided herein.  No waiver of any provision or breach of any provision of this Agreement shall be construed to be a waiver of any succeeding breach such provision or of any other provision herein and any such waiver shall only be effective if made in writing signed by the party against whom such waiver is sought to be enforced.

14.5    Severability.

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.  To the extent permitted by Applicable Law, the parties waive any provision of Applicable Law which renders any provision of this Agreement invalid or unenforceable in any respect.  The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic and substantive effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

14.6     Counterparts.

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.  Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.

14.7     Successors; No Assigns.

This Agreement will enure to the benefit of, and be binding on, the parties and their respective successors and permitted assigns.  No party may Transfer, all or any part of its respective rights or obligations under this Agreement other than in conjunction with a transfer of its Units pursuant to and in accordance with the terms of the Partnership Agreement.

14.8    No Third Party Beneficiaries.

Notwithstanding any other provision of this Agreement, none of the rights or obligations hereunder of any party shall enure to the benefit of or be enforceable by or against any Person other than the parties and their respective successors and permitted assigns.

14.9    No Partnership.

Nothing in this Agreement shall, in any way or for any purpose, constitute any party a partner of or a joint venturer with any other party.

14.10    Law of Interpretation.

This Agreement will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and will be treated, in all respects, as an Ontario contract.

14.11    English Language.

The English language version of this Agreement is the authoritative version. In the event of any conflict between any version of this Agreement in any other language and the English language version, the English language version shall prevail.  All notices and other communications under or pursuant to this Agreement shall be in the English language.  All legal and arbitral proceedings conducted hereunder or in connection herewith shall be conducted in the English language.

Signature Page Follows

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed with effect as of the date first set out above.

KAMI GENERAL PARTNER LIMITED
Per:
Name:
Title:
Per:
Name:
Title:

ALDERON IRON ORE CORP.
Per:
Name:
Title:
Per:
Name:
Title:

[HEBEI LIMITED PARTNER]
Per:
Name:
Title:
Per:
Name:
Title:

SCHEDULE “A”

TO

SHAREHOLDERS AGREEMENT

SHAREHOLDINGS

Alderon:	750,000
Hebei Sub:	250,000

EXHIBIT C

MANAGEMENT AGREEMENT

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Execution Copy

THE KAMI MINE LIMITED PARTNERSHIP

- and -

ALDERON IRON ORE CORP.

[NTD:  This may be a wholly-owned subsidiary of Alderon] If the Manager is a subsidiary, Alderon should guarantee its obligations hereunder.

MANAGEMENT AGREEMENT

●, 2012

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ARTICLE 1 INTERPRETATION		1
1.1	Definitions.	1
1.2	Schedule.	2
1.3	Currency.	2
1.4	General.	2
1.5	Interpretation Not Affected by Headings.	2
ARTICLE 2 APPOINTMENT OF ALDERON AS MANAGER AND TERMS OF REFERENCE		2
2.1	Appointment.	2
2.2	Degree of Care.	3
2.3	The Manager as Independent Contractor.	3
2.4	Limit of Authority; Indemnification of Owner	3
2.5	Indemnification of Manager by Owner.	3
2.6	Notice of Claim	4
2.7	Administrative and Accounting Policies.	4
ARTICLE 3 DUTIES AND OBLIGATIONS OF THE MANAGER		4
3.1	Manager to Act on Instructions of the Owner.	4
3.2	Duties and Obligations.	4
3.3	Reports to be Furnished by the Manager.	7
3.4	Attendance at Board Meetings of Owner	8
3.5	Restrictions on the Authority of the Manager	8
ARTICLE 4 REIMBURSABLE COSTS AND EXPENSES FOR MANAGER; CASH FLOW		8
4.1	Reimbursement of the Manager.	8
4.2	Non-Reimbursable Items.	8
4.3	Manager’s Fee.	9
4.4	Cash Flow Statements.	9
4.5	Kami Project Account Maintained by the Manager.	9
4.6	Monthly Payments.	9
4.7	Disputed Statements.	10
ARTICLE 5 WORK PLANS		11
5.1	Initial Budget and Work Plan.	11
5.2	Annual Budget and Work Plans.	11
5.3	Approval of Annual Budget and Work Plan.	12
5.4	Manager Bound by Plan.	12
5.5	Temporary Operating Budget.	12

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-i-

5.6	Budget Overruns; Program Changes	13
5.7	Emergency or Unexpected Expenditures	13
ARTICLE 6 BOOKS, RECORDS, INSPECTIONS AND AUDITS		13
6.1	Records to Be Kept by Manager.	13
6.2	Access to Kami Project.	14
6.3	Confidentiality.	14
6.4	Audit.	14
ARTICLE 7 ARBITRATION		15
7.1	Arbitration.	15
ARTICLE 8 FORCE MAJEURE		15
8.1	Force Majeure.	15
8.2	Extension of Time to Perform Due to Force Majeure.	15
8.3	Notice of Force Majeure.	16
ARTICLE 9 TERM AND TERMINATION OF AGREEMENT AND OF APPOINTMENT OF MANAGER		16
9.1	Term.	16
9.2	Termination of Manager.	16
9.3	Resignation of the Manager.	17
9.4	Termination of Manager for Failure to Perform.	17
ARTICLE 10 REPRESENTATIONS AND WARRANTIES		17
10.1	Representations and Warranties of the Owner.	17
10.2	Representations and Warranties of the Manager.	18
ARTICLE 11 GENERAL		19
11.1	Amendment.	19
11.2	Notice.	19
11.3	Assignability	19
11.4	English Language.	20
11.5	No Waiver.	20
11.6	Enurement.	20
11.7	Severability.	20
11.8	Entire Agreement.	21
11.9	Counterparts.	21
11.1	Relationship of Parties.	21
11.11	Third Party Beneficiaries	21
11.12	Governing Law.	21

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-ii-

SCHEDULE “A” MANAGER’S FEE	1

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-iii-

MANAGEMENT AGREEMENT

THIS AGREEMENT made with effect on ●, 2012

BETWEEN:	KAMI MINE LIMITED PARTNERSHIP, a limited partnership formed
under the laws of Ontario
(hereinafter called the “Owner”)
OF THE FIRST PART
-and-
ALDERON IRON ORE CORP., a corporation incorporated under the laws of British Columbia [NTD: Or a wholly owned subsidiary of
Alderon]
(hereinafter called “Alderon” or the “Manager”)
OF SECOND PART

WHEREAS:

A.	The Owner owns, is developing and will operate the Kami Project.

B.
The Owner desires and has agreed to engage the Manager to manage the Kami Project, including the iron ore mine and related facilities (including processing facilities) to be developed on the Kami Property (the “Kami Mine”) and to manage and conduct the ongoing operations at the Kami Project, on the terms and subject to the conditions hereinafter set forth.

NOW THEREFORE in consideration of the terms and conditions herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1    Definitions.

In this Agreement and the Schedule hereto:

(a)
The term “Agreement”, “this Agreement”, “herein”, “hereby”, “hereof”, “hereunder” and similar expressions shall mean or refer to this Agreement and any and all agreements in writing between the parties amending this Agreement or supplemental or ancillary hereto and the expressions “Article” or “Section” followed by a number, mean and refer to the specified Article or Section of this Agreement.

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amending this Agreement or supplemental or ancillary hereto and the expressions “Article” or “Section” followed by a number, mean and refer to the specified Article or Section of this Agreement.

(b)
All other capitalized terms used herein shall, unless the context otherwise requires or unless otherwise defined herein, have the meanings ascribed thereto in the limited partnership agreement dated ●, ● governing The Kami Mine Limited Partnership (the “Partnership Agreement”).

1.2    Schedule.

Schedule “A” (Manager’s Fee) to this Agreement is the sole schedule hereto and is incorporated into this Agreement by reference and deemed to be part hereof.

1.3     Currency.

Unless otherwise indicated, any statement of or reference to dollar amounts in this Agreement, including the symbol “$”, shall mean the lawful money of Canada.

1.4    General.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine and neuter genders and words importing persons shall include firms and corporations and vice versa.

1.5     Interpretation Not Affected by Headings.

The division of this Agreement into articles, sections, clauses, paragraphs, the insertion of headings and the provision of an index are for convenience of reference only and shall not affect the construction or interpretation hereof.

ARTICLE 2
APPOINTMENT OF ALDERON AS MANAGER AND TERMS OF REFERENCE

2.1     Appointment.

Alderon is hereby retained and appointed manager and operator of the Kami Project and as such shall manage and operate the Kami Project for and on behalf of the Owner upon the terms and subject to the conditions herein set forth and the Manager hereby accepts such retainer and appointment. Should the appointment of the Manager be terminated or should the Manager otherwise cease to be manager and operator of the Kami Project for any reason during the term of this Agreement, the parties shall continue to be bound by the terms of the Partnership Agreement, and the Owner may operate the Kami Project or engage a successor to act as manager and operator of the Kami Project.  Each of Alderon and the Owner acknowledge that in acting in its capacity as manager and operator of the Kami Project hereunder, Alderon is not acting in its capacity as a partner of the Owner.

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2.2     Degree of Care.

The Manager hereby agrees that it shall carry out its responsibilities hereunder in a good and workmanlike manner using commercially reasonable efforts, skill and judgment, and shall exercise such degree of care and skill as would reasonably be exercised by a mining company operating a mining operation of the nature and scope of the Kami Project, all in accordance with good mining and engineering practices generally prevailing in the mining industry and in accordance with all Applicable Laws and all agreements, permits and licences relating to the Kami Project.

2.3     The Manager as Independent Contractor.

Except as expressly provided in this Agreement, the Manager in its activities under this Agreement shall be and be deemed to be an independent contractor and the Manager is not and shall not act or hold itself out as agent of the Owner nor make any commitments on its behalf unless specifically directed by the Owner in writing.  Where this Agreement expressly provides that the Manager shall be the agent of the Owner for the carrying out of activities relating to the Kami Project, the Owner shall give the Manager such evidence of authority as may be required to permit the Manager to fulfill such functions as agent as are so expressly provided for.

2.4    Limit of Authority; Indemnification of Owner

The Manager's authority shall be limited to that authority which is expressly conferred on it by this Agreement and the Manager shall indemnify and hold the Owner, its directors, officers, employees and agents harmless from and against any and all losses, claims, demands, costs (including legal costs), expenses, actions causes of action, damages and liabilities arising out of:

(a)	any act or any assumption of any obligation by the Manager done or undertaken on behalf of the Owner except pursuant to authorization conferred as aforesaid;

(b)
any negligent act or omission or willful misconduct by the Manager, its personnel, subcontractors or agents in the performance of its duties as manager and operator of the Kami Project under this Agreement.

2.5   Indemnification of Manager by Owner.

The Owner shall indemnify and hold the Manager, its directors, officers, employees and agents, harmless from and against any and all losses, claims demands, costs (including legal costs), expenses, actions, causes of action, damages and liabilities arising out of any act or any assumption of any obligation by the Manager done or undertaken on behalf of the Owner in accordance with the provisions of this Agreement or pursuant to other express written authorization of the Owner, other than in respect of those matters for which the Manager has agreed to indemnify the Owner pursuant to section 2.4 above.

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2.6 Notice of Claim

In any case where any matter arises in respect of which a party (the "indemnified party") intends to seek indemnification pursuant to section 2.4 or 2.5 hereof, the indemnified party shall promptly upon such matter arising, notify the party from whom indemnification is sought (the "indemnifying party") with respect thereto and the indemnifying party shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim.  No settlement or compromise of any claim or action with respect to which indemnity is sought shall be made or entered into by an indemnified party without the prior written consent of the indemnifying party.

2.7 Administrative and Accounting Policies.

The administrative and accounting policies governing the conduct of the management and operations of the Kami Project shall be applied in accordance with IFRS and normal practice in the Canadian mining industry, including the basis for costs and credits related to the Kami Project.

ARTICLE 3
DUTIES AND OBLIGATIONS OF THE MANAGER

3.1 Manager to Act on Instructions of the Owner.

The Manager in carrying out its duties hereunder shall at all times be subject to the instruction, direction and control of the Owner and shall act in accordance with instructions from and make all reports to the Owner except where otherwise specifically provided herein.  The Manager shall have the right to retain subcontractors which may be Affilates of the Manager to perform its duties and obligations hereunder, provided that the Manager shall have the same liability for matters performed by such subcontractors as would be the case if such matters had been performed by the Manager.

3.2 Duties and Obligations.

Subject to and in accordance with the other provisions of this Agreement and unless otherwise determined by the Owner, the Manager shall, on behalf of the Owner, manage and operate the Kami Project, furnish or cause to be furnished the necessary labour and materials therefor and have the authority and responsibility to do all other things necessary or appropriate for the proper conduct thereof and, without limiting the generality of the foregoing, shall, in connection with the operation of the Kami Project:

(a)
prepare and submit for the review and approval by the Owner prior to the commencement of each fiscal year of the Kami Project an Annual Budget and Work Plan (as defined in Section 5.1 hereof) and capital program and budget for the ensuing fiscal year in accordance with the provisions of Article 5 hereof;

(b)	promptly advise the Owner in writing in advance of any required or proposed changes or anticipated changes to the Annual Operating Work

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Plan or any important or material delay, development or discovery relating to the Kami Project and obtain the approval from the Owner to any such changes to the Annual Budget and Work Plan;
(c)	promptly advise the Owner if it lacks sufficient funds to carry out its responsibilities under this Agreement;

(d)
communicate to the Owner in a timely manner all information pertinent to the Kami Project and the performance of the Manager’s duties hereunder, including the reports referred to in Section 3.3 of this Agreement;

(e)
keep and maintain detailed accounts and records relating to the Kami Project and permit the Owner and the Limited Partners full access thereto and to the Kami Property, including the Kami Mine and related facilities as provided in Article 6 hereof;

(f)	manage the operating cash flow for the Kami Project in accordance with Article 4;

(g)
construct and keep and maintain the Kami Project in good condition and repair and in safe and efficient operating condition and make, or contract for the making of, such construction alterations, improvements and additions thereto and replacements thereof as the Owner may deem necessary or advisable and otherwise in the interests of economy, safety or efficiency of operation, all in accordance with good mining, engineering and cost control practice;

(h)
provide, or hire as its employees or as contractors and provide, to the Kami Project all qualified personnel reasonably required to perform its duties hereunder and for the management and operation of the Kami Project, and provide for and pay or cause to be provided for and paid, promptly to such personnel all wages, salaries and/or employee benefits to which they may be entitled and keep all employees properly covered pursuant to the relevant workmen’s compensation legislation;

(i)	conduct continuing exploration and development activities at the Kami Project in accordance with good mining practice;

(j)
supply to the Kami Project, or enter into any lease, lease purchase or sale and lease back arrangement or series of related agreements or incur any obligation or obligations for and on behalf of the Owner, to supply to the Kami Project such good standard and suitable machinery, equipment, material, supplies and other facilities as may be required for the construction of, and the conduct of operations at, the Kami Project;

(k)
provide, or rent, purchase, acquire, install or cause to be provided for and on behalf of the Owner, rented, purchased, acquired or installed all other materials, labour, water, tools, machinery, equipment, light, power, transportation, supplies and other facilities necessary or desirable for the conduct of operations at the Kami Project;

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transportation, supplies and other facilities necessary or desirable for the conduct of operations at the Kami Project;

(l)
procure from experts and consultants for and on behalf of the Owner such engineering, design, legal and other professional services as may be necessary or desirable in connection with the conduct of operations at the Kami Project;

(m)
take such action in an emergency affecting the safety or life of any person, or the safety and integrity of the Kami Project as the Manager may deem necessary or advisable to prevent loss or injury or threatened loss or injury and take all reasonable precautions in connection with operation of the Kami Project for the safety of employees, contractors and the public;

(n)
procure such insurance coverage of such nature and for such limits as is customary in the mining industry in respect of the Kami Project and operations at the Kami Project naming the Manager and the Owner as insureds (with severability of interest) and covering general liability (including claims for bodily injury and death and property damage) and automobile liability;

(o)
abandon, sell, exchange or otherwise dispose of for and on behalf of the Owner any assets or series of related assets, other than real property and interests therein, no longer needed for operations in the ordinary course of operating the Kami Project and complete such ongoing and final reclamation and remediation of the Kami Property and the Kami Project as is required by applicable Laws;

(p)
give immediate notice to the Owner of the commencement of any court actions and arbitration proceedings related to the Kami Project and assist the Owner to defend, prosecute or settle any such suit, claim or demand;

(q)
take legal title as trustee on behalf of the Owner to any goods and chattels purchased for the Kami Project if directed to do so by the Owner, which goods and chattels shall be held by the Manager in trust for the benefit of the Owner;

(r)
perform or cause to be performed for and on behalf of the Owner all which is required in order to maintain in good standing any mining licenses, permits and leases, equipment leases, conditional sales contracts, the Sub-Agreements and all other agreements constituting or relating to the Kami Project including, but not limited to, (i) the payment of all rentals and any other charges under any of said licenses, permits, leases, contracts or other agreements, (ii) the preparation of applications for and obtaining of all requisite licenses, permits, consents or approvals of regulatory authorities and (iii) the preparation and filing with regulatory authorities of all reports required by Laws;

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(s)
comply with all Applicable Laws and Sub-Agreements relating to the Kami Project, including, without limitation, all environmental laws, now in effect, or hereafter effected by any Governmental Authority;

(t)
keep and preserve the Kami Property and all parts thereof and all other assets related to the operation of the Kami Project and all interests of the Owner therein, free from liens, encumbrances, claims or judgments contracted or suffered by the Manager other than as related to the lease, lease purchase or sale and lease back arrangements contemplated in subsection 3.2(j) above or other than by reason of the default of the Owner in payment of any indebtedness or obligation hereunder or as otherwise agreed or directed by the Owner;

(u)
prepare, implement and enforce appropriate work place safety and environmental protection plans.  The Manager shall, as operator of the Kami Project, be solely and completely responsible at all times for the safety of all persons and property at the Kami Project site; and

(v)	perform such other duties and obligations as the Owner and the Manager may from time to time agree to in writing.

3.3    Reports to be Furnished by the Manager.

The Manager shall prepare and make available to the Owner:

(a)
on or before the 10th Business Day of each calendar month, a written report of the affairs and operations of the Kami Project during the preceding calendar month as compared with the affairs and operations for such month as forecast in the Annual Budget and Work Plan with an explanation of any significant variations therefrom;

(b)
on or before the 10th Business Day of each calendar month, a written report setting out the amount of ore mined during the preceding calendar month, together with detailed reports of all shipments of ore during the preceding calendar month and copies of all invoices with respect thereto;

(c)
on or before the 10th Business Day of each calendar month, a statement of all costs and expenses which the Manager has incurred during the prior month and claims reimbursement hereunder, which statements shall include a summary in detail of the nature and amount of all such costs and expenses and an explanation of any deviations from the estimate of costs included in the cash flow statement provided pursuant to Section 4.4 of this Agreement;

(d)
on or before the 90th day after completion of each year, a detailed annual report which shall include (i) comparisons between actual and budgeted expenditures for the immediately preceding year and comparisons between the objectives and results of the Kami Project for that year, (ii) a summary

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of the ore mined and shipments of ore made during the preceding year as compared to the Annual Budget and Work Plan, and (iii) copies of pertinent plans, assay maps, drill logs and other factual engineering data; and

(e)	such other reports and information concerning the conduct of operations at the Kami Project as may be reasonably requested by the Owner or a Limited Partner at any time.

3.4     Attendance at Board Meetings of Owner

The Manager shall cause its senior knowledgeable personnel to attend at meetings of the board of directors of the General Partner, such attendance required to be no more than once per financial quarter of the Owner, to report to the Board of Directors of the General Partner regarding the operations of the Kami Project.

3.5   Restrictions on the Authority of the Manager

Except with the prior approval of the Owner, the Manager shall not:

(a)
knowingly incur any fines, expenses or penalties resulting from negligent or willful violation of, or failure of the Manager to comply with, Applicable Laws or any contractual provision except when incurred as a result of compliance with the provisions of this Agreement or on the instructions of the Owner;

(b)
place or permit any lien, encumbrance, claim, or judgment on or in respect of the Kami Property or the Kami Project or any part thereof or upon any right, title or interest of the Owner therein or thereto other than as may arise in favour of any Person under Applicable Laws in the ordinary course of business; or

(c)	other than in the case of emergencies, engage in activities or in expenditures not provided for in the Annual Budget and Work Plan.

ARTICLE 4
REIMBURSABLE COSTS AND EXPENSES FOR MANAGER; CASH FLOW

4.1    Reimbursement of the Manager.

Subject to the other provisions of this Agreement and the terms of the Partnership Agreement, the Owner shall reimburse the Manager for all out-of-pocket costs and expenses (including all operating and all capital costs and expenses) incurred and paid by the Manager in the execution and performance of its duties under this Agreement.

4.2    Non-Reimbursable Items.

The Manager shall not, except as provided in Section 4.3, be entitled to any reimbursement in respect of any costs or expenses which are not solely attributable to the management or operation of the Kami Project in accordance with the provisions of this

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Agreement and, accordingly shall not be entitled to reimbursement for any “overhead” costs or other costs which are incurred by the Manager in its corporate capacity in the management, operation or administration of the Kami Project, it being understood and agreed that such reimbursement is adequately provided for by the fee payable to the Manager pursuant to Section 4.3 hereof.

4.3     Manager’s Fee.

As a fee to the Manager for performing its duties and obligations hereunder, and in order to reimburse the Manager for the "overhead", administrative and other costs which are incurred by the Manager attributable to the management and operation of the Kami Project in accordance with its duties hereunder (such as general administration, accounting, computer or general management costs), the Manager shall be entitled to receive, after the date upon which Alderon transfers and assigns to the Partnership legal and beneficial title to the Kami Property, from the Owner, and the Owner shall pay a manager’s fee (the “Manager’s Fee”) calculated and payable in accordance with the provisions of Schedule “A” hereto, plus all exigible taxes required by law to be paid by the Owner.

4.4    Cash Flow Statements.

The Manager shall submit to the Owner on or before the 20th day of each calendar month a cash flow estimate for the Kami Project for the next calendar month which shall show:

(a)
separately the estimated cash disbursements which the Manager predicts that it will be required to make for items constituting costs in connection with the performance of services hereunder during the next calendar month; and

(b)	the amounts, if any, which were credited to the Project Account (as defined below)in the immediately preceding calendar month.

4.5 Kami Project Account Maintained by the Manager.

The Manager shall open an account at a bank approved by the Owner (which account shall be designated as the “Project Account”) in the name of the Owner and accessible by the Manager and the Owner shall deposit such amounts in such account as are necessary to meet the cash flow requirements of operations at the Kami Project.  All expenditures of the Manager in respect of the operations related to the Kami Project shall be made from the Project Account.

4.6 Monthly Payments.

(a)
The Manager shall invoice the Owner on a monthly basis for reimbursement of all costs and expenses incurred by the Manager in performing its duties hereunder and for the Manager’s Fee calculated on a monthly basis, and such invoices may be charged by the Manager to the

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Project Account unless paid by the Owner within ten (10) days after receipt by the Owner.

(b)
Each invoice of the Manager shall be accompanied by a breakdown of the services rendered and the corresponding costs and expenses incurred and paid by the Manager.  In addition, the Manager shall furnish the Owner, upon the Owner’s request, with particulars (including all supporting documentation) as to the calculation of the amounts invoiced.

4.7    Disputed Statements.

(a)
The Owner shall be entitled to dispute any amount set forth in any statement or invoice rendered by the Manager at any time during the twelve (12) month period from and after the date of receipt by the Owner of such statement or invoice.

(b)
If the Owner disputes any amount set forth in any statement or invoice rendered by the Manager prior to the date for rendering payment therefor, and the amount or the disputed portion of such statement or invoice exceeds $50,000, the Owner shall, within the time periods provided for herein, pay to the Manager 100% of the undisputed portion thereof plus 50% of the disputed portion thereof and deliver such payment together with a written statement setting forth the particulars in respect of which the Owner disputes such statement or invoice.

(c)
If the Owner disputes any amount set forth in any statement or invoice rendered by the Manager prior to the date for rendering payment therefor, and the amount or the disputed portion of such statement or invoice is less than $50,000, the Owner may withhold the disputed portion of the payment and deliver a written statement setting forth the particulars in respect of which the Owner disputes such statement or invoice.

(d)
If the dispute relating to any disputed portion of a statement or invoice is not settled within 30 days after the delivery of nature of the dispute by the Owner to the Manager, such dispute may be submitted by either party for final and binding settlement by arbitration as provided in Article 7 hereof. Any amount determined by such arbitrator to be payable as a result of the decision in such dispute shall be paid to the party entitled thereto, together with interest thereon from the date such amount was payable or was overpaid, as the case may be at a rate per annum equal to the Libor plus 2%, within 30 days after receipt of the arbitrator’s decision.  The costs of the arbitration shall be borne by the losing party unless the arbitrator decides otherwise.

(e)	For greater certainty, it is agreed that the right of the Owner to dispute any amount set forth in any statement or invoice rendered by the Manager

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shall not apply in respect of any cost which had been specifically and expressly reviewed and approved in advance by the Owner.

ARTICLE 5
WORK PLANS

5.1    Initial Budget and Work Plan.

(a)
The Manager shall, within 60 days of delivery by the Owner to the Manager of the Feasibility Study, prepare and submit for the review and approval of the Owner, in accordance with the provisions of this Section 5.1, the pre-Commercial Production operating and mining plan and budget, being a written plan which shall set forth, for the period of time from the date of delivery of such plan and budget up to the date that Commercial Production is achieved (the “Pre-Commercial Production Period”), the estimated capital costs or capital expenditures for the Kami Project (the “Initial Budget and Work Plan”).

(b)
The Initial Budget and Work Plan shall be prepared in accordance with IFRS, and may from time to time be reviewed, revised and submitted by the Manager to the Owner for approval, with or without amendments, and copies of such revised plans, if approved by the Owner, shall be furnished to each Limited Partner.

(c)
The Owner shall consider and approve, with or without amendment, the Initial Budget and Work Plan (and any proposed revisions thereto) within 30 days of receiving the Initial Budget and Work Plan from the Manager.

(d)
The Initial Budget and Work Plan adopted or amended in accordance with this Agreement shall be binding on the Manager during the Pre-Commercial Production Period, which Manager shall carry on the management and operation of the Kami Project and make all payments in accordance with the provisions of this Agreement and the Initial Budget and Work Plan and any other programs and budgets approved by the Owner.

(e)
The Manager shall immediately notify the Owner of any departure from the Initial Budget and Work Plan of an amount equal to 15% or more of the original budgeted amount in the Initial Budget and Work Plan.  The Manager may not exceed the Initial Budget and Work Plan by more than 15% in the aggregate without the approval of the Owner.

5.2   Annual Budget and Work Plans.

Following Commercial Production, the Manager shall prepare and submit for the review and approval of the Owner prior to the commencement of each Fiscal Year of the Corporation in accordance with the provisions of this Article 5:

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(a)
the operating and mining plan and budget, being a written plan which shall set forth, for the ensuing fiscal year, on a quarterly basis, details as to the proposed operations of the Kami Project for such period including the proposed construction, mining, exploration and production work to be carried out at the Kami Project and budgets setting forth costs therefor and forecasts of production and expenses for the Kami Project for such period, including the estimated operating costs to be incurred in such period; and

(b)	a written capital program and budget covering the estimated capital costs or capital expenditures for the Kami Project for the ensuing fiscal year, on a quarterly basis,

(collectively, the “Annual Budget and Work Plan”).

Such Annual Budget and Work Plan shall be prepared in accordance with IFRS and shall be reviewed and corrected and, subject to Section 3.2(b), revised by the Manager quarterly, as necessary, and at such other times as required in accordance with sound mine management practice and as the Owner may reasonably require.  The Annual Budget and Work Plan for the ensuing fiscal year shall be furnished by the Manager to the Owner at least sixty (60) days prior to the end of the then current fiscal year.  The Annual Budget and Work Plan approved by the Owner, may from time to time be reviewed, revised and submitted to the Owner for approval, with or without amendments, and copies of such revised plans, if approved by the Owner, shall be furnished to each Limited Partner.

5.3     Approval of Annual Budget and Work Plan.

The Owner shall consider and approve, with or without amendment, the Annual Budget and Work Plan (and any proposed revisions thereto) for the ensuing fiscal year within 30 days of receiving said Annual Budget and Work Plan from the Manager.

5.4    Manager Bound by Plan.

Any Annual Budget and Work Plan adopted or amended in accordance with this Agreement shall be binding on the Manager, which shall carry on the management and operation of the Kami Project and make all payments in accordance with the provisions of this Agreement, such Annual Budget and Work Plan and any other programs and budgets approved by the Owner.

5.5    Temporary Operating Budget.

If the Owner does not approve the submitted Annual Budget and Work Plan prior to the commencement of the fiscal year that is the subject of such plan, then the Owner shall be responsible for granting funds to the Manager to continue normal operations until the approval of such Annual Budget and Work Plan by the Owner.

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5.6    Budget Overruns; Program Changes

The Manager shall immediately notify the Owner of any departure from an Annual Budget and Work Plan of an amount equal to 15% or more of the original budgeted amount of such Annual Budget and Work Plan.  The Manager may not exceed an approved Annual Budget and Work Plan by more than 15% without the approval of the Owner.

5.7    Emergency or Unexpected Expenditures

In the case of any emergency, the Manager may take any reasonable action it deems necessary to protect life, limb, property, the environment, or public safety, or to comply with all Applicable Laws of any Governmental Authority having jurisdiction.  The Manager may also make reasonable expenditures whether or not exceeding an Annual Budget and Work Plan  by more than 15% for unexpected events which are beyond its reasonable control and which do not result from a breach by it of its standard of care.  The Manager shall promptly notify the Owner of the emergency or unexpected expenditures and the Manager shall be reimbursed by the Owner for all resulting costs of such emergency or unexpected expenditures.

ARTICLE 6
BOOKS, RECORDS, INSPECTIONS AND AUDITS

6.1     Records to Be Kept by Manager.

The Manager shall keep and maintain, separate and apart from its other books and accounts and records, good and complete books of account and records pertaining to the management and operation of the Kami Project and the performance of the Manager hereunder, including but not limited to:

(a)	copies of all geological, geophysical, geochemical, drilling, metallurgical and engineering records and reports;

(b)	maps, drawings, surveys and other records relating to or describing the Kami Property and all operations thereon or in respect thereof;

(c)	all licences, approvals, consents and permits given by regulatory authorities and all reports and correspondence relating thereto; and

(d)
detailed books of account and records as will properly reflect, on an accrual basis and otherwise in accordance with accounting practices customary in the Canadian mining industry, and in accordance IFRS, all transactions of the Manager in relation to the management and operation of the Kami Project and the performance of its duties hereunder and for which it will seek reimbursement hereunder.

The foregoing books, accounts and records shall be kept in a central location known to each Limited Partner, and shall be available for review, inspection, audit and/or

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reproduction by the Limited Partners or their duly authorized agents and representatives at all reasonable times.  All such books and accounts and records, including but not limited to those described in this subsection 6.1, shall be the property of the Owner and, unless otherwise authorized by the Owner, shall be maintained by the Manager and not destroyed.

6.2    Access to Kami Project.

Subject to at least two Business Days advance written notice by a Limited Partner to the Manager, the Manager shall facilitate the right of the Limited Partners together (including their employees, agents and representatives) to enter into and upon the Kami Property at reasonable times and limited to reasonable frequency to:

(a)
inspect the Kami Project, including the Kami Property and mine and related facilities and the activities and operations in respect of the Kami Project and the work performed and to be performed under this Agreement; and

(b)
inspect and review copies of the books, records and accounts of the Manager relating to the performance of the Manager’s duties hereunder and in connection therewith to consult with the Manager’s employees and, in collaboration with the Manager, any contractors retained by the Manager.

6.3     Confidentiality.

Except as otherwise provided in the Partnership Agreement or hereunder, all records and reports maintained by the Manager as required under this Article 6 or elsewhere in this Agreement, shall be treated and held as confidential by the Manager and not disclosed by the Manager or its employees, agents and subcontractors and the Manager shall take or cause to be taken such reasonable precautions as may be necessary to prevent the unauthorized disclosure thereof.

6.4    Audit.

The financial books and records with respect to the Kami Project shall be audited and certified for each fiscal year of the Kami Project by the Auditor’s of the Owner.  Copies of all financial statements relating to the Kami Project and auditors certificates shall be furnished to the Owner as soon as available but not later than 90 days after each fiscal year end and, at the request of any party, the Owner’s auditors shall attend at a meeting of the Limited Partners under the Limited Partnership Agreement and shall answer such questions relative to their certificate and their investigation of the books and records of the Kami Project as may be put to them.  Audits performed pursuant hereunder shall be at the expense of the Owner.

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ARTICLE 7
ARBITRATION

7.1    Arbitration.

Any dispute relating to or arising out of this Agreement, including in connection with the interpretation or application of this Agreement, or the breach thereof, which is not resolved by agreement between the parties within a reasonable period not exceeding 60 days from the date such dispute is communicated by one party to the other, may be referred by either party hereto to be finally determined by arbitration by a single arbitrator sitting in Toronto, Ontario, Canada under the Arbitration Act, 1991 (Ontario).  If the parties have not agreed upon the person to act as arbitrator hereunder within thirty (30) days after a party’s request for arbitration, either of the parties may apply to the Ontario courts to select and appoint a single arbitrator.  The single arbitrator shall be qualified by education and experience to determine the subject matter of the dispute.  The parties agree that arbitration shall be the exclusive method for resolution of the disputes anticipated herein.  The parties agree that the arbitration award will be final and binding and that there will be no right of appeal therefrom on a question of law, a question of fact or a question of mixed fact and law.  In all cases, the proceedings shall be conducted in the English language and the arbitrator shall be English speaking.  It is the intention of the parties that the entire arbitration, commencing from the appointment of the arbitrator to the award, shall be concluded within a period of three months.  Each party shall bear its own costs in any arbitration, provided that, if the arbitrator finds that any party shall have acted unreasonably, then the arbitrator may, in its sole discretion, award costs against such party.

ARTICLE 8
FORCE MAJEURE

8.1   Force Majeure.

For the purposes of this Agreement, “Force Majeure” means any unforeseeable event which is not within the reasonable control of the party invoking its application to excuse non-performance hereunder, which could not have been prevented by the exercise of reasonable diligence by such party, including, without limitation, war, hostility, military operation of any character, civil commotion, sabotage, quarantine restriction, power shortage, landslide, acts of God, acts of government, fire, floods, explosions, epidemic, strikes or other labour disputes, interference by indigenous people’s or environmental groups or embargoes, provided that lack of funds on the part of such party shall not constitute an Event of Force Majeure excusing performance hereunder.

8.2    Extension of Time to Perform Due to Force Majeure.

Time is of the essence of this Agreement; provided, however, that if either party fails to meet any of its obligations under this Agreement within the time periods prescribed, and such failure is caused by an event of Force Majeure, such failure shall be deemed not to constitute a breach by such party of its obligations hereunder and the time for performing

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those obligations shall be extended by a period of time equal to the length of time during which such event of Force Majeure prevents performance of those obligations; provided that the breach of any obligation to pay a sum of money due hereunder shall not be excused by an event of Force Majeure.

8.3	Notice of Force Majeure.

If a party desires to invoke Force Majeure, such party shall give written notice to the other party of the commencement of the event of Force Majeure and reasonable evidence of such event and the actions taken to attempt to cure it.  The party affected by the event of Force Majeure shall (a) use reasonable efforts to put itself in a position to carry out its obligations, (b) provide ongoing periodic notice in writing to the other party of the status of such event of Force Majeure, including the matters set out above, within 15 days of the end of each calendar month during the period of Force Majeure, and (c) provide immediate notice in writing of the termination of such Force Majeure.  Nothing in this Article 8 shall require a party affected by an event of Force Majeure to settle labour disputes or question the validity of any act of a Governmental Authority.  Subject to the reasonable efforts in Section 8.3(a) above, there shall be no obligation to remove or remedy a Force Majeure event resulting from any actions by indigenous peoples or environmental groups.

ARTICLE 9
TERM AND TERMINATION OF AGREEMENT
AND OF APPOINTMENT OF MANAGER

9.1    Term.

The Manager shall be deemed to have assumed its duties and responsibilities hereunder as of the date of this Agreement.  The initial term of this Agreement shall be three (3) years and may be extended upon mutual agreement of the Manager and the Owner for additional three (3) year periods.

9.2    Termination of Manager.

If the Manager ceases to be a General Partner or Limited Partner of the Partnership, it shall be deemed to have resigned as Manager hereunder and it shall cease to be the Manager for the Kami Project as of such date.  The Owner may terminate the Manager if:

(a)
the Manager files a proposal under the Bankruptcy and Insolvency Act (Canada), issues a notice of intention to file a proposal, makes an application under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), or otherwise makes or takes any similar action under any other bankruptcy law or seeks relief from its creditors under any bankruptcy law now or hereafter in effect; or

(b)
a proceeding is taken with respect to a reorganization, compromise or arrangement relating to the solvency of the Manager, or to have the Manager declared bankrupt or wound up or a proceeding is taken to have a

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receiver or receiver and manager or agent appointed in respect of any part of the property or assets of the Manager, or an encumbrancer takes possession of any part of the property or assets of the Manager unless in the case of a proceeding initiated by a third party (i) such proceeding is discharged within a period of twenty (20) days, (ii) until discharged, is being actively and diligently contested in good faith and any relief or remedies upon or against any property or assets of the Manager have been stayed, (iii) has not resulted and is not likely to result in any adverse change in the business of the Manager, and (iv) has not otherwise resulted in any adjudication or declaration of bankruptcy.

9.3    Resignation of the Manager.

The Manager may resign upon giving ninety (90) days' notice in writing to the Owner.

9.4    Termination of Manager for Failure to Perform.

If the Manager is determined by an arbitrator pursuant to Article 7 to have breached this Agreement by having failed to perform its responsibilities hereunder in accordance with the degree of care specified in Section 2.2 of this Agreement, or of being grossly negligent in the performance of its responsibilities or having willfully failed to perform such responsibilities, then such determination shall be grounds for the immediate termination of the Manager by the Owner.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1     Representations and Warranties of the Owner.

The Owner represents and warrants as set out in this Section 10.1 and acknowledges that the Manager has entered into this Agreement in reliance thereon:

(a)	The Owner is duly formed and is a subsisting limited partnership under the laws of Ontario and the General Partner is a corporation existing under the laws of the Province of Ontario;

(b)
The General Partner has all necessary corporate power and capacity and all necessary power under the Limited Partnership Agreement to execute and deliver  this Agreement and to perform its obligations hereunder, in each case, in its capacity as general partner of the Owner;

(c)
This Agreement has been duly executed and delivered by the General Partner in its capacity as general partner of the Owner, and is a legal, valid and binding obligation of the General Partner in its capacity as general partner of the Owner. and of the Owner, enforceable against each of them by the Manager in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the

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qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction; and

(d)
The execution and delivery of this Agreement by the General Partner and the performance of its obligations hereunder, in each case, in its capacity as general partner of the Owner, do not (a) contravene, constitute a default under or result in a breach of (i) the articles or by-laws of the General Partner, or (ii) the Limited Partnership Agreement, or (iii) any applicable laws, or (b) result in or require the creation or imposition of any security interest, lien or encumbrance on any property or assets of the Owner.

10.2    Representations and Warranties of the Manager.

The Manager represents and warrants as set out in this Section 10.2 and acknowledges that the Owner has entered into this Agreement in reliance thereon:

(a)
The Manager is duly incorporated and organized and is a subsisting corporation under the laws of British Columbia and has the corporate power and authority to enter into this Agreement and perform its obligations hereunder;

(b)	The execution and delivery of this Agreement by the Manager and the performance of its obligations hereunder have been duly authorized by all necessary corporate action on the part of the Manager;

(c)
This Agreement has been duly executed and delivered by the Manager and is a legal, valid and binding obligation of the Manager, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction; and

(d)
None of the execution, delivery or performance by the Manager of its obligations under this Agreement conflicts with, or results in the breach of, any covenant or agreement contained in, or constitutes a default under, or results in the creation of, any encumbrance, lien or charge under the provisions of the Manager’s constating documents or any indenture, agreement or other instrument to which it is a party or by which it is bound or to which it is subject, or contravenes any applicable laws.

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ARTICLE 11
GENERAL

11.1    Amendment.

No amendment, supplement or restatement of any provision of this Agreement is binding unless it is in writing and signed by each person which is a party to this Agreement at the time of such amendment, supplement or restatement.

11.2    Notice.

Any notice provided under this Agreement shall be sent by (i) facsimile transmission; (ii) an internationally recognized courier (such as Federal Express or DHL) and delivered; or (iii) by electronic mail, to the following addresses:

To the Owner:

The Kami Mine Limited Partnership
●

Attention:  ●
Email:  ●
Fax:  ●

To the Manager:
●

Attention:
Email:
Fax:

or to such other address, contact person or facsimile number as a party may specify by notice hereunder.  Any such notice or communication, if delivered, will be deemed given when received, and if sent by facsimile, will be deemed given on the next Business Day following the date of transmission.

11.3	Assignability

(a)
This Agreement may not be assigned by either party without the prior written consent of the other party, except that the Owner may assign this Agreement to a lender as security for indebtedness owing by it from time to time to such lender.  Any attempt to assign or transfer, or to effect an assignment or transfer without such consent shall render such attempted assignment or transfer void.  Any such assignment or transfer with consent shall not relieve the assigning party from its obligations under this Agreement unless specifically released by the non assigning party in writing, such release not to be unreasonably withheld.

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(b)
Any assignment to which a non-assigning party may have consented shall not be effective unless and until the assignee shall have agreed in advance in writing with the other party, on terms satisfactory to such other party, acting reasonably, to assume and to be bound by and liable to perform the obligations and liabilities of the assigning party under this Agreement.

(c)
Notwithstanding the foregoing, the Manager may assign this Agreement and its rights and obligations hereunder to a wholly-owned subsidiary provided that such subsidiary agrees in writing in favour of the Owner to be bound by the provisions hereof and the Manager shall remain bound by the provisions hereof.

11.4    English Language.

The English language version of this Agreement is the authoritative version. In the event of any conflict between any version of this Agreement in any other language and the English language version, the English language version shall prevail.  All notices and other communications under or pursuant to this Agreement shall be in the English language.  All legal and arbitral proceedings conducted hereunder or in connection herewith shall be conducted in the English language.

11.5     No Waiver.

No course of performance and no delay or failure by either party in exercising any right or remedy it may have under this Agreement or in law shall operate as a waiver of or otherwise prejudice such party’s rights or remedies.  No single waiver or exercise of any such right or remedy shall preclude the further exercise thereof or the exercise of any other right or remedy.  No right or remedy conferred upon either party by this Agreement shall be exclusive of any other right or remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise, except as expressly provided herein.  No waiver of any provision or breach of any provision of this Agreement shall be construed to be a waiver of any succeeding breach such provision or of any other provision herein and any such waiver shall only be effective if made in writing signed by the party against whom such waiver is sought to be enforced.

11.6     Enurement.

This Agreement enures to the benefit of and binds the parties and their respective successors and permitted assigns.

11.7     Severability.

If any term of this Agreement is or becomes illegal, invalid or unenforceable, that term will not affect the legality, validity or enforceability of the remaining terms of this Agreement.

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11.8    Entire Agreement.

This Agreement constitutes the entire agreement between the Owner and the Manager with respect to the subject matter hereof.  There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof.

11.9     Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

11.10    Relationship of Parties.

The relationship of the parties hereunder is one of independent contracting parties.  Except as otherwise expressly provided herein, the rights, privileges, powers, duties and liabilities of the parties are separate and not joint or joint and several and no party has any authority to act for or to assume any obligation or responsibility on behalf of the other party.

11.11    Third Party Beneficiaries

The Manager acknowledges that this Agreement is intended to confer upon the Limited Partners direct rights against it under Sections 3.2(e), 3.3(e), 5.1, 6.1(d) and 6.2 of this Agreement.

11.12    Governing Law.

This Agreement is governed by and is to be construed and interpreted in accordance with the laws of the Province of Ontario.  Subject to Section 7.1, each party irrevocably submits to and accepts generally and unconditionally the exclusive jurisdiction of the courts and appellate courts of Ontario with respect to any legal action or proceeding which may be brought at any time relating in any way to this Agreement.

Signature Page Follows

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IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed with effect as of the date first set out above.

THE KAMI MINE LIMITED PARTNERSHIP, by its general partner, KAMI GENERAL PARTNER LIMITED
Per:
Name:
Title:
Per:
Name:
Title:

ALDERON IRON ORE CORP.
Per:
Name:
Title:
Per:
Name:
Title:

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SCHEDULE “A”

MANAGER’S FEE

Pursuant to the terms of Section 4.3 of this Agreement the Manager shall be entitled to be paid by the Owner (and to charge the Project Account) a Manger’s Fee for its services under this Agreement, which Manager’s Fee shall be calculated and payable monthly at the end of each month in each year, in an amount equal to:

(a)
for the period up to and including December 31, 2016, in respect of any activities conducted prior to Commercial Production to ascertain the existence, location, extent or quantity or quality of any deposit(s) of iron ore at the Kami Project, and any activities conducted to access a commercially feasible iron ore body or to extend production of an existing ore body, and to construct or install related fixed assets, and shall include all activities involved in the construction of a mine, processing facilities and all other related facilities and infrastructure at the Kami Project, USD$10 Million per Fiscal Year (pro rata for any part Fiscal Year);

(b)
in respect of any activities conducted after Commercial Production, including all mining and processing and other expenses incurred thereafter, including all other activities not otherwise covered above, USD$1.50 multiplied by the number of MT of Material produced at the Kami Project during such Fiscal Year (pro rata for any part Fiscal Year); and

(c)	in respect of all rehabilitation and other closure activities conducted from and after mine closure, an amount per Fiscal Year (pro rata for any part Fiscal Year) to be agreed upon by the parties.

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EXHIBIT D

OFF-TAKE AGREEMENT

Legal*7415880.1

Redacted Version

IRON ORE OFF TAKE AGREEMENT

Between

THE KAMI MINE LIMITED PARTNERSHIP

and

HEBEI IRON & STEEL GROUP CO., LTD.

Dated ●, 2012

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Table of Redactions

Item	Description
1.	Not used
2.	A specified weight
3.	Defined term used in confidential specifications
4.	Defined term used in confidential specifications
5.	Defined term used in confidential pricing provisions
6.	Defined term used in confidential specifications
7.	Defined term used in confidential specifications
8.	Not used
9.	Terms of Buyers' option to acquire additional production
10.	Confidential product specifications
11.	Confidential pricing provisions
12.	Time period
13.	Confidential and commercially sensitive provisions related to price adjustments associated with shipping
14.	Confidential and commercially sensitive provisions related to price adjustments associated with product specifications
15.	Time period
16.	Time periods
16B.	Timing of shipping information
17.	Provisions related to shipment size and shipping method and related price adjustments
18.	Provisions related to rejection of shipments by Buyer due to failure of shipments to comply with certain minimum product specifications
19.	Age
20.	Time periods

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Item	Description
21.	Time periods
22.	Time periods
23.	Provisions related to product loading
24.	Time period
25.	Pricing
26.	Pricing
27.	Time period
28.	Time periods
29.	Provisions related to analysis of specification conformance
30.	Time period
31.	Provisions related to analysis of specification conformance
32.	Time periods
33.	Time periods
34.	Product specifications
35.	Payment terms
36.	Pricing provision references
37.	Time periods
38.	Loss thresholds
39.	Time period
40.	Time periods
41.	Time periods

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Item	Description
42.	Buyer confidential information
43.	Not used
44.	Time period
45.	Time period
46.	Buyer affiliate confidential information
47.	Product specifications
48.	Buyer affiliate confidential information

Legal*7416560.2

ARTICLE 1 DEFINITIONS		1
1.1	Definitions	1
ARTICLE 2 TERMS OF AGREEMENT/COMMENCEMENT OF OBLIGATIONS		3
2.1	Term of Agreement	3
2.2	Commencement of Obligations	3
ARTICLE 3 QUANTITY		4
3.1	Quantity of Material	4
3.2	Hebei Option to Acquire Additional Tonnages	4
3.3	Binding Obligation	4
3.4	Variation in Scheduled Tonnages	4
ARTICLE 4 QUALITY		4
4.1	Specifications	4
ARTICLE 5 PRICE		5
5.1	Price	5
ARTICLE 6 NON-CONFORMANCE TO CONFORMANCE TO SPECIFICATIONS		6
6.1	Penalties	6
ARTICLE 7 DELIVERY		6
7.1	Delivery and Scheduling	6
7.2	Designated Shipment Amount and Vessel Nomination	7
7.3	Rejection of Shipments	7
ARTICLE 8 LOADING CONDITIONS		7
8.1	Vessel	7
8.2	Loading	8
ARTICLE 9 WEIGHING		9
9.1	Loading Port	9
9.2	Discharging Port	10
ARTICLE 10 SAMPLING AND ANALYSIS		10
10.1	Loading Port	10
10.2	Discharging Port	11
ARTICLE 11 PAYMENT		12
11.1	Payment	12
11.2	Buyer Letter of Credit	12
11.3	Provisional Payment	12
11.4	Final Payment	13

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-i-

ARTICLE 12 LOSS OF CARGO		14
12.1	Loss of Cargo	14
ARTICLE 13 INCOTERMS		14
13.1	Incoterms to Apply	14
ARTICLE 14 RISK OF LOSS AND INSURANCE		14
14.1	Seller’s Warranties on Title	14
14.2	Risk of Loss and Insurance	14
ARTICLE 15 TAXES, TARIFFS, LICENCES, PERMITS AND CONSENTS		14
15.1	Taxes and Tariffs	14
15.2	Licences, Permits and Consents	15
ARTICLE 16 FORCE MAJEURE		15
16.1	Force Majeure	15
16.2	Extension of Time to Perform Due to Force Majeure	15
16.3	Notice of Force Majeure	15
16.4	Delivery After Force Majeure	16
ARTICLE 17 CLAIMS LIMITATION		16
17.1	Limitation of Time	16
ARTICLE 18 MINE EXPANSION		16
18.1	Right to Off Take in the Event of Mine Expansion	16
ARTICLE 19 ARBITRATION		17
19.1	Arbitration	17
ARTICLE 20 GOVERNING LAW		17
20.1	Governing Law	17
ARTICLE 21 NOTICES		17
21.1	Notices in Writing	17
21.2	Delivery of Notice	18
21.3	Receipt of Notice	19
ARTICLE 22 ASSIGNABILITY		19
22.1	Assignability	19
ARTICLE 23 TERMINATION		20
23.1	Termination	20
23.2	Notice of Termination	21
23.3	Seller Right to Terminate if Buyer in Default of Delivery of L/C	21
ARTICLE 24 HARDSHIP		22
24.1	Hardship	22

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-ii-

ARTICLE 25 WAIVER/REMEDIES CUMULATIVE		22
25.1	Waiver	22
ARTICLE 26 LIMITATION OF LIABILITY		23
26.1	Limitation of Liability	23
ARTICLE 27 REPRESENTATIONS AND WARRANTIES OF THE SELLER		23
27.1	Seller’s Representations and Warranties	23
ARTICLE 28 REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE BUYER		24
28.1	Buyer’s Representations and Warranties	24
28.2	Buyer’s Covenants to Export Material and Indemnity in Respect of Taxes	24
ARTICLE 29 JOINT AND SEVERAL LIABILITY OF BUYER AND HEBEI		25
29.1	Joint and Several Liability of Buyer and Hebei	25
ARTICLE 30 CONFIDENTIALITY		25
30.1	Confidentiality	25
ARTICLE 31 CURRENCY/BUSINESS DAY/CALCULATION OF TIME		26
31.1	Currency	26
31.2	Definition of Business Day	26
31.3	Calculation of Time	26
ARTICLE 32 ENTIRE AGREEMENT		26
32.1	Entire Agreement	26
ARTICLE 33 RELATIONSHIP OF THE PARTIES		26
33.1	No Partnership or Joint Venture	26
ARTICLE 34 AMENDMENTS		27
34.1	Amendments in Writing	27
ARTICLE 35 ENGLISH LANGUAGE		27
35.1	English Language	27

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-iii-

OFF TAKE AGREEMENT

THIS AGREEMENT is made with effect on                                     , 2012.

BETWEEN:
THE KAMI MINE LIMITED PARTNERSHIP, a limited
partnership formed under the laws of the Province of Ontario
(hereinafter called the “Seller”)
-and-
HEBEI IRON & STEEL GROUP CO., LTD., a corporation
incorporated under the laws of the People’s Republic of China
(hereinafter called “Hebei”)
-and-
Each of the Affiliates of Hebei listed in Schedule B hereto.

WHEREAS the Seller agrees to sell Material to the Buyer and the Buyer agrees to buy Material from the Seller, each on the terms and conditions set out in this Agreement.

NOW THEREFORE, in consideration of the terms and conditions set out in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1	Definitions

In this Agreement unless there is an express provision to the contrary or unless the context otherwise requires:

(a)	“Affiliate” has the meaning set out in the Partnership Agreement;

(b)
“Agreement”, “this Agreement”, “herein”, “hereby”, “hereof”, “hereunder” and similar expressions mean or refer to this Agreement and any and all agreements in writing between the parties amending this Agreement or supplemental or ancillary hereto and the expressions “Article” or “Section” followed by a number, mean and refer to the specified Article or Section of this Agreement;

(c)	“Annual Delivery Schedule” has the meaning ascribed thereto in Section 7.1(c);

(d)	“Business Day” has the meaning ascribed thereto in Article 31;

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(e)
“Buyer” means Hebei, any of the Hebei Affiliates listed in Schedule B hereto appointed as Buyer hereunder from time to time, and any future Affiliate of Hebei which Hebei designates from time to time as the Buyer under this Agreement, and which Affiliate shall have agreed in writing to attorn to this Agreement as Buyer and to make and to be bound by and to perform the covenants and agreements and representations and warranties of the Buyer herein and “Buyers” means all such parties collectively;

(f)	“CIQ” has the meaning ascribed thereto in Section 9.2;

(g)	“Commencement of Commercial Production” has the meaning ascribed thereto in Section 2.2;

(h)	“date and month of shipment” means, in respect of any shipment of Material, the calendar day and the calendar month, respectively, as set out in the bill of lading in respect of such shipment;

(i)	“Designated Shipment Amount” has the meaning ascribed thereto in Section 7.2(a);

(j)	“DMT” means dry metric tonne;

(k)	“Fe” means iron;

(l)
“Feasibility Study” means a feasibility study as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects with respect to the Kami Project in form and substance acceptable to the Seller;

(m)	“Final Price” has the meaning ascribed thereto in Section 5.1;

(n)	“Final Specifications” has the meaning ascribed thereto in Section 4.1(c);

(o)	“FOB Port Pointe-Noire” means delivered FOB (Incoterms) hold of the vessel, spout-trimmed, at Port Pointe-Noire;

(p)	“Incoterms” means the International Chamber of Commerce's Rules for the Use of Domestic and International Trade Terms known as Incoterms 2010;

(q)
“Kami Mine” means the Kami Iron Ore Mine and related processing facility to be constructed approximately ten kilometres southeast of the Town of Wabush in the Province of Newfoundland and Labrador, Canada;

(r)	“Material” means iron ore sinter feed concentrates produced at the Kami Mine;

(s)	“Minimum Shipment Amount” means [Redacted – Item 2];

(t)	[Redacted – Item 3];

(u)	[Redacted – Item 4];

(v)	[Redacted – Item 5];

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(w)	“MT” means 1 metric tonne of 1000 kilograms or 2204.62 lbs;

(x)	“Partnership Agreement” has the meaning ascribed thereto in Section 18.1;

(y)	“person” includes an individual, a corporation, a partnership, a joint venture, an association, a company, a trust, an unincorporated entity, or a government authority;

(z)	“Port Pointe-Noire” or “Pointe-Noire” means the port at Pointe-Noire, Sept Iles, Quebec, Canada;

(aa)	[Redacted – Item 6];

(bb)	“Threshold Specifications” has the meaning ascribed thereto in Section 4.1;

(cc)	“USD” means dollars and cents in United States currency;

(dd)	[Redacted – Item 7]

(ee)	“WMT” means wet metric tonne.

ARTICLE 2
TERM OF AGREEMENT/COMMENCEMENT OF OBLIGATIONS

2.1	Term of Agreement

The term of this Agreement shall commence on the date set out on the first page of this Agreement and shall continue until the earlier of (a) the termination of commercial production at the Kami Mine, and (b) the date that is the 15th anniversary from the date of Commencement of Commercial Production.  If the life of the Kami Mine is anticipated to exceed 15 years, the term of this Agreement will thereafter be automatically renewed for one year increments provided, however, that either the Seller or Hebei may terminate this agreement by providing the other of the Seller or Hebei with no less than one year's prior written notice at any time after the 14th anniversary of the date of Commencement of Commercial Production.

2.2	Commencement of Obligations

(a)
The obligation of the Seller to sell Material to the Buyers and the obligation of the Buyers to purchase Material from the Seller, shall commence on the date the Kami Mine has been operating and producing at no less than 60% of design capacity of 8.0 million MT per year over a consecutive thirty (30) day period (the “Commencement of Commercial Production”) and such obligations shall continue during the term of this Agreement.

(b)
Forthwith upon the Commencement of Commercial Production the Seller shall deliver written notice to Hebei advising Hebei of the date of Commencement of Commercial Production and such notice shall be determinative of such date.

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ARTICLE 3
QUANTITY

3.1	Quantity of Material

Commencing from the date of Commencement of Commercial Production and continuing during the term of this Agreement, the Seller shall sell to the Buyers and the Buyers shall purchase from the Seller during each year of the term of this Agreement, a minimum purchase amount of Material equal to 60% of the actual annual production of Material from the Kami Mine to a maximum of 4.8 million MT of the first 8.0 million MT of Material produced annually at the Kami Mine during each such year.

3.2	Hebei Option to Acquire Additional Tonnages

[Redacted – Item 9]

3.3	Binding Obligation

In the event that Hebei exercises its option pursuant to Section 3.2 above and such additional tonnages are available for purchase, then delivery of notice in writing to the Seller exercising such option as contemplated in such section shall constitute a binding and irrevocable commitment of the Buyers to purchase such additional tonnages of Material produced as set out in such notice during each year of production in respect of which such option has been exercised.

3.4	Variation in Scheduled Tonnages

Subject to Section 23.1, if in any calendar year during the term of this Agreement Seller’s delivery of Material to the Buyers hereunder exceeds or falls short of the annual quantity scheduled for delivery for such year pursuant to Article 7, then the Seller and Hebei will adjust the next calendar year’s quantity of delivery accordingly and negotiate a revised delivery schedule for such Materials, each acting reasonably.

ARTICLE 4
QUALITY

4.1	Specifications

(a)
Set out on Schedule “A” are the minimum specifications (the “Threshold Specifications”) to which Material shall conform as confirmed by the Feasibility Study in order for the obligations of Hebei and the Buyers under this Agreement to continue to be of full force and effect and be binding upon the parties hereto.  In the event that the Feasibility Study discloses that the Material does not or will not conform to the Threshold Specifications, Hebei shall be entitled to terminate this Agreement and each of the Seller, the Buyers and Hebei shall be released from all liabilities and obligations arising under or pursuant to this Agreement.

(b)	In the event that the Feasibility Study discloses that the specifications of the Material does or shall conform to the Threshold Specifications then this Agreement shall continue

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to be of force and effect and to be binding upon each of the Seller, the Buyers and Hebei in accordance with and subject to its terms.

(c)
Commencing forthwith after the completion of the Feasibility Study confirming that the Material does or shall conform to the Threshold Specifications, Seller shall as soon as practicable thereafter (i) notify Hebei of the final Material specifications which shall include, but not be limited to, those elements or compounds referenced in the specifications set out below and (ii) provide to Hebei at the time of such notice a representative sample of such Material, and the Seller and Hebei shall negotiate, agree upon and incorporate into this Agreement the final chemical and physical specifications of the Material for the purposes of this Agreement (the “Final Specifications”) having regard to the list of elements and compounds and the range of specifications set out below, being the Seller’s best estimate of the chemical and physical specifications of the Material at the date of this Agreement.  If the Final Specifications differ from the estimated Material specifications below in a manner or to a degree that results in the Material being commercially disadvantaged for use by the Buyer, the Parties will negotiate in good faith adjustments to the terms of this Agreement (including Section 6.1 hereto) so as to address such disadvantage to the satisfaction of Hebei and the Seller.

[Redacted – Item 10]

(d)	Each shipment of Material shall conform to the Final Specifications agreed between the Seller and Hebei for the purposes of this Agreement.

(e)	The Seller shall advise the Buyer of any non-conformity to the Final Specifications of any shipment of Material as soon as practicable after such non-conformity becomes known to the Seller.

(f)
The Material delivered to the Buyer shall otherwise be free from deleterious impurities that would prevent the Material from being used for consumption in producing steel by Hebei or its Affiliates in their own plants.

(g)	The Material delivered by the Seller shall be homogenous in nature and suitable for ocean transport, and otherwise conforming to IMO Regulations.

ARTICLE 5
PRICE

5.1	Price

(a)
The price payable by the Buyer for the Material shall be the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including Fe premium) for the month of shipment, less a discount equal to 5% of such quoted price per DMT, such price to include additional quoted premium for Material Fe content greater than 62% (the “Final Price”).

(b)	[Redacted – Item 11]

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(c)
On or before the [Redacted – Item 12] Business Day of each calendar month, the Seller shall provide to the Buyer a written report setting out all shipments of ore during the preceding calendar month together with copies of all invoices with respect thereto.

(d)
If the Platts Iron Ore Index becomes unavailable, the Seller and Hebei shall meet promptly to agree on an alternate reference price for iron ore to replace the Platts Iron Ore Index which is no longer available.  The Seller and Hebei may mutually agree at any time to replace the Platts Iron Ore Index with another index acceptable to the each of them.

(e)	[Redacted – Item 13]

(f)	[Redacted – Item 13]

(g)	[Redacted – Item 13]

(h)	[Redacted – Item 13]

(i)	[Redacted – Item 13]

(j)	[Redacted – Item 13]

ARTICLE 6
NON-CONFORMANCE TO SPECIFICATIONS

6.1	Penalties

(a)	[Redacted – Item 14]

(b)	[Redacted – Item 14]

[Redacted – Item 14]

ARTICLE 7
DELIVERY

7.1	Delivery and Scheduling

(a)	Delivery shall be made FOB Port Pointe-Noire and title and risk of loss of the Material shall be transferred to the Buyer as the Material is loaded over the rail of the vessel at Port Pointe-Noire.

(b)
[Redacted – Item 15] prior to the anticipated Commencement of Commercial Production, the Seller and the Buyer shall agree on a delivery schedule and the estimated Material to be delivered for the year in which the Commencement of Commercial Production is achieved.

(c)	Subject to Section 7.1(b), Hebei and the Seller agree that prior to November 1st of the calendar year prior to each year of shipment, they will agree on a delivery schedule which

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shall specify estimated delivery periods and estimated quantities for delivery (the “Annual Delivery Schedule”) for the Materials to be purchased under this Agreement during the next year. Shipments in each year shall be approximately evenly spread over the twelve (12) month period and no single shipment shall be for a quantity of Material that is less than the Minimum Shipment Amount unless specifically agreed by the Buyer. Subject to Article 16 (Force Majeure), should the Seller or the Buyer experience shipping or operational conditions hindering the shipment of scheduled quantity by the end of any calendar period in the delivery schedule, then delayed shipments can be loaded and shipped in a succeeding shipment within a period of twelve months following the hindered shipment period.

7.2	Designated Shipment Amount and Vessel Nomination

(a)
At least [Redacted – Item 16] and no more than [Redacted – Item 16] prior to a scheduled delivery period pursuant to the Annual Delivery Schedule, the Buyer shall contact the Seller to confirm the quantity of Materials available for delivery on the next delivery date and to inform the Seller of the expected discharging port or ports for the Material (if known at that time), whereupon the Seller shall [Redacted – Item 16] confirm in writing to the Buyer the quantity of Materials (calculated in WMT) anticipated to be available for delivery on the next shipment date (the “Designated Shipment Amount”).  [Redacted – Item 16B]

(b)	[Redacted – Item 17]

(c)	[Redacted – Item 17]

(d)	[Redacted – Item 17]

7.3	Rejection of Shipments

(a)
Notwithstanding anything else contained in this Agreement, in the event that a shipment of Material contains an iron (Fe) content of [Redacted – Item 18] or less (a "Defaulting Shipment"), the Buyer shall have the option, in its sole discretion to (i) reject any such shipment, or (ii) accept such shipment subject to applicable penalties as set out herein.

(b)	[Redacted – Item 18]

(c)	[Redacted – Item 18]

(d)	[Redacted – Item 18]

ARTICLE 8
LOADING CONDITIONS

8.1	Vessel

(a)	Shipment of the Material shall be made on a vessel chartered by the Buyer in agreement with the Seller and furnished at Port Pointe-Noire. The Seller shall nominate a cargo

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agent (“Agent”) which the Buyer is obligated to use under contractual relation. The vessel shall be consigned to the Agent who shall perform vessel loading functions at Port Pointe-Noire as an independent contractor. The Buyer or the Buyer's nominated shipping agent shall require the vessel which it designates to accept deliveries hereunder to comply with the current Advice to Vessels in force at Port Pointe-Noire issued by the Agent. The Agent shall provide the Buyer or the Buyer's nominated shipping agent with a copy of the current Advice to Vessels in force at Port Pointe-Noire.

(b)
The vessel chartered by the Buyer shall be seaworthy and shall be insured with a P&I club which is a member of the international group of P&I clubs, and the age of such vessel shall not exceed [Redacted – Item 19].

(c)
The Buyer shall advise the Agent and the Seller at least [Redacted – Item 20] in advance of each of the expected dates of arrival at Port Pointe-Noire of: (i) the name of the vessel or the substitute vessel; (ii) the expected time of the vessel’s arrival at Port Pointe-Noire; and (iii) the expected tonnages to be lifted.  The Agent shall advise the Buyer, within [Redacted – Item 20] Business Days of receiving the foregoing information, whether it will accept or reject the vessel, which acceptance shall not be unreasonably withheld.

(d)	The Buyer shall arrange for the shipmaster of the vessel (“master”) to give the Agent prior formal notice of the estimated time of arrival (“ETA”) of the vessel: [Redacted – Item 21]

(e)
The Buyer shall keep the Seller and the Agent, or cause the Seller and the Agent to be kept, fully advised of all substitutions, cancellations and delays of the vessel nominated by the Buyer to accept delivery of an agreed shipment of Material from Port Pointe-Noire.

(f)
The vessel nominated by the Buyer shall comply with any and all laws, rules and regulations at Port Pointe-Noire (including harbour rules) applicable to vessels of the nature designated to accept delivery of Material.  Notice of Readiness shall be tendered at any time of any day, Saturday, Sunday and Holidays included, after the vessel has arrived at Port Pointe-Noire and is in every respect ready to load, whether in berth or not.  The laytime shall commence [Redacted – Item 22], unless loading is sooner commenced.  The laytime shall cease upon completion of loading and weight determination.

8.2	Loading

(a)
The Seller shall load the vessel at a safe berth at the Seller’s own risk and expense at a rate of at least [Redacted – Item 23] per weather working day of twenty-four (24) consecutive hours, fractions pro-rata, Saturdays, Sundays and Holidays included; [Redacted – Item 23]

(b)
In the event that loading must be suspended for the purpose of trimming the cargo, pumping ballast or the master not accepting the prescribed loading speed, then the period allowed for loading shall be increased by the amount of time lost for any such reason, even if the vessel is on demurrage.

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(c)	Shifting time from anchorage or waiting berth to loading berth shall not count as laytime.

(d)
If the Seller shall fail to load a vessel within the laytime allowed calculated from the average rate of loading, then demurrage shall be paid by the Seller to the Buyer for all time lost after expiration of allowable laytime at the rates noted in section 8.2(f).  Despatch money, if any, received by the Buyer shall be paid by the Buyer to the Seller for laytime saved when the vessel is sooner loaded than required.  Both parties shall endeavour to settle demurrage and despatch money within [Redacted – Item 24] days from the date and month of shipment.

(e)
The period allowed for loading shall be increased by the amount of time lost, after Notice of Readiness has been given, due to Force Majeure.  In the event of an occurrence of an event of Force Majeure after tendering a Notice of Readiness or while the vessel is loading, the Buyer shall pay any demurrage payable as a result thereof; provided, however, that if, prior to the event of Force Majeure, the loading of the vessel was delayed to such an extent that, but for such delay, the vessel would have been loaded within the laytime prior to the occurrence of such event of Force Majeure, and such delay was caused other than by the action of the vessel, then any demurrage shall be paid by the Seller to the Buyer at the rates noted in Section 8.2(f).

(f)
[Redacted – Item 25]  The Buyer shall inform the Seller, at the time of the nomination of the vessel, the charter party demurrage going rate, and provide the Seller, if required, the supporting documents.

(g)	The Seller will provide loading facilities suitable for vessels nominated in accordance with Sections 7.2 and 8.1.

(h)
The charter party of the Buyer shall be based upon the standard IMO charter party terms and conditions and shall include a provision to the effect that upon clean loading of a shipment, the master shall issue a set of clean on board bills of lading setting out the date and month of shipment and the other information contemplated and set out in Section 11.3, duly signed and made out in strict conformity with Mates Receipt, prior to departure of the vessel from Port Pointe-Noire.  [Redacted – Item 26]

(i)
Upon departure of the vessel, the Seller shall advise the Buyer and, upon the Buyer’s request, another officer to be named by the Buyer, of the date and month of shipment and the bill of lading weight.  Simultaneously, the Seller shall send the Buyer a statement of facts in respect of the shipment.

ARTICLE 9
WEIGHING

9.1	Loading Port

(a)
Weighing at the loading terminal for the shipment shall be done by an internationally renowned independent ISO certified third party appointed by the Seller, at the Seller’s expense, by draft survey in accordance with international standards and practice, and weight certificates shall be issued and promptly delivered to the Seller and the Buyer (and

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in any event, within [Redacted – Item 27] Business Days of the completion of such draft survey) stating the wet weight of such shipment in WMT.

(b)
The weights so determined shall be the basis for the provisional invoices and payments.  The Buyer shall be entitled to nominate in advance at its expense a representative of the Buyer, to be approved by the Seller in advance acting reasonably, to observe such weighing.

9.2	Discharging Port

(a)
Upon arrival of the shipment of Material at the discharging port in the People’s Republic of China, Entry-Exit Inspection and Quarantine of the People’s Republic of China (hereinafter called “CIQ”) shall, at the Buyer’s expense, conduct the vessel’s draft survey in accordance with international standards and practice and shall issue and deliver promptly to the Buyer a weight certificate stating the wet weight of the shipment in WMT and this weight shall be final in respect of the wet weight for the purposes hereof.  The Buyer will ensure that the CIQ weight certificate is delivered to the Seller by fax or electronic mail within [Redacted – Item 28] days of completion of discharge at discharging port or within [Redacted – Item 28] Business Days of receipt by the Buyer if received earlier by the Buyer.

(b)	The final dry weight in DMT shall be calculated by deducting the final free moisture content, determined as set forth in Article 10, from the final wet weight stated in the aforesaid CIQ certificate.

(c)	The Seller shall be entitled to nominate in advance at its expense a representative of the Seller, approved by the Buyer in advance acting reasonably, to observe such weighing.

(d)	If a draft survey is not performed at the discharging port, the weight set out in the Seller’s weight certificate at Port Pointe-Noire shall be regarded as final.

(e)
Notwithstanding anything else in this Section 9.2, the Buyer shall have the right to appoint another internationally renowned independent ISO certified third party instead of CIQ, in which case every reference to CIQ herein shall be deemed to refer to such other Buyer appointee.

ARTICLE 10
SAMPLING AND ANALYSIS

10.1	Loading Port

(a)
The Seller shall engage an internationally renowned independent ISO certified third party to take, or cause to be taken, at the Seller’s expense, a representative sample of the Material being loaded during loading and perform chemical and granulometric analysis, as well as free moisture loss determination at [Redacted – Item 29] in accordance with the procedure set forth in ISO 3087 of the International Organization for Standardization for the determination of the moisture content of a shipment.

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(b)
The Seller shall engage an internationally renowned independent ISO certified third party to analyze, or cause to be analyzed, at the Seller’s expense, the Fe content and other chemical composition of the sample as against the Final Specifications determined pursuant to Article 4, on a dry basis.  The Buyer shall be entitled, at its expense, to nominate in advance a representative of the Buyer, to be approved in advance by the Seller acting reasonably, to observe such sampling, granulometric analysis and moisture determination.

(c)
The Seller shall promptly provide and deliver to the Buyer (and in any event, within [Redacted – Item 30] Business Days of the completion of such analysis and determination) a certificate showing the results of such analysis and moisture determination.  The analysis at the loading port shall be the basis for the provisional invoices and payments.

10.2	Discharging Port

(a)
After arrival of the shipment at the discharging port, CIQ shall, at the Buyer’s expense, take a representative sample of the Material in such shipment during discharging in accordance with international standards and practice.  The Seller shall be entitled to nominate at its expense a representative of the Seller, to be approved in advance by the Buyer acting reasonably, to observe such sampling.

(b)	Such representative sample shall be divided into three parts, one for the Buyer, the second for the Seller, and the third for possible umpire analysis which shall be sealed and kept by CIQ.

(c)
CIQ shall (i) analyze the sample for the Buyer as against the Final Specifications determined pursuant to Article 4 and (ii) issue and deliver to the Buyer an analysis certificate indicating the percentages of Fe and all other substances as described in Article 4, together with free moisture loss at [Redacted – Item 31].  CIQ’s analysis shall be final for purposes hereof; provided that if there is a difference of more than [Redacted – Item 31] in Fe content between the analysis of the Seller at loading and the analysis of the Buyer at discharging, or if there exists a significant difference between the two analyses in respect of any one or more chemical contents other than Fe, the Seller and the Buyer shall consult to reconcile the difference.  If after consultation the difference cannot be reconciled to the mutual agreement of the Seller and the Buyer, the Seller or the Buyer may request an analysis by giving the other party written notice of its intention to do so.  In the event that a party shall request an analysis, the part of the sample sealed and retained for umpire purposes shall be forwarded to an umpire analyst to be chosen by mutual agreement between the Seller and the Buyer, who shall analyze such part of the sample in accordance with a procedure to be mutually agreed upon between the Seller and the Buyer or, if they fail to so agree, in accordance with a decision made pursuant to arbitration under Article 19.  The result of the final analysis shall be final and binding upon the Seller and the Buyer.  The cost of the analysis shall be for account of the party whose analysis is further from that of the umpire.  In the event that the analysis of the Seller and the Buyer are equidistant from the final analysis, the cost of the umpire or Referees shall be shared equally by the Buyer and the Seller.

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(d)
The Buyer will ensure that the CIQ weight certificate is delivered to the Seller by fax or electronic mail within [Redacted – Item 32] days of completion of discharging or within [Redacted – Item 32] Business Days of receipt by the Buyer if received earlier by the Buyer.  In the event that Seller does not receive CIQ Certificates within [Redacted – Item 32] days after completion of discharge, the certificate of analysis issued at loading port shall be conclusive as to the specifications of the Material and shall form the basis for final invoice.

ARTICLE 11
PAYMENT

11.1	Payment

The Buyer shall pay the Seller for each shipment of Material in accordance with this Article 11.

11.2	Buyer Letter of Credit

Prior to each shipment, the Buyer shall, at least [Redacted – Item 33] days prior to the expected arrival of the vessel at Pointe Noire, establish an irrevocable letter of credit (an “L/C”) drawable upon a major Canadian bank in favour of the Seller and negotiable in an amount of USD sufficient to cover 100% of the anticipated Material cargo value for the shipment to be made on an iron content basis of [Redacted – Item 34] in dry state (based on the monthly average price per DMT for iron ore sinter feed fines quoted on the Platts Iron Ore Index (including Fe premium for Material Fe content greater than 62%) for the month ending prior to the month of shipment, less a discount equal to 5% of such quoted price per DMT).  All banking charges in China shall be for the account of and paid by the Buyer and all banking charges outside China shall be for the account of and paid by the Seller.

11.3	Provisional Payment

Each L/C contemplated in Section 11.2 shall be payable in favour of the Seller for the provisional payment upon presentation of the following documents against the Seller’s draft for the amount of [Redacted – Item 35] percent of the Material cargo value of the shipment based on the price determined pursuant to Section 11.2 and the weight and analysis according to Article 9 and Article 10 of this Agreement:

(a)	complete set of clean on board shipped bills of lading marked “Freight payable as per charter party”, made out to order, blank endorsed, notifying as instructed in the L/C;

(b)	provisional invoice, indicating contract number, name of carrying vessel, number of the L/C;

(c)	certificate of weight at the loading port issued by the public surveyor (which shall be an internationally renowned independent ISO certified third party determined by the Seller);

(d)	certificate of analysis at the loading port issued by the public surveyor (which shall be an internationally renowned independent ISO certified third party determined by the Seller);

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(e)	certificate of origin issued by the Seller (beneficiary of the L/C); and

(f)	copy of fax including all of the foregoing, delivered to the Buyer prior to presentation for payment.

TO BE DISTRIBUTED TO THE NEGOTIATING BANK (ORIGINAL) as follows:

(i)	as to (a) above – 3 original +3 copies;

(ii)	as to (b) above – 3 original +3 copies;

(iii)	as to (c) above – 3 original +3 copies;

(iv)	as to (d) above – 3 original +3 copies;

(v)	as to (e) above – 3 original +3 copies ; and

(vi)	as to (f) above – 1 copy.

11.4	Final Payment

(a)
The balance due to the Seller after provisional payment shall (subject to Section 11.4(b)) be made under the same L/C upon presentation by the Seller to the Buyer of the Seller’s final invoice made according to CIQ’s certificate(s) as provided in Article 9 and Article 10, together with the copy of CIQ’s certificate(s).  If either of CIQ’s certificates as provided in Article 9 and Article 10 in respect of weight and conformity with the Final Specifications determined pursuant to Article 4 is not provided to Seller in the manner and within the timeframes set out in this Agreement, the Buyer shall nonetheless give order to the issuing bank of the L/C to execute payment to the Seller, and the Seller shall be entitled to receive such final payment, based upon the certificates issued at the loading port pursuant to Article 9 and Article 10.

(b)
If the provisional payment represents an overpayment having regard to the Final Price, [Redacted – Item 36], the Seller shall promptly pay back such overpayment amount to the Buyer by wire transfer or telegraphic transfer or other similar means.  If the provisional payment represents an underpayment having regard to the Final Price, [Redacted – Item 36] and the L/C is insufficient to pay the balance of the final payment, the Buyer shall pay such balance due as well as any applicable despatch to the Seller by wire or telegraphic transfer or other similar means within [Redacted – Item 37] calendar days of delivery of the Seller’s final invoice to the Buyer.  If umpire analysis is required, final invoicing and payment adjustment arising therefrom shall be made within [Redacted – Item 37] calendar days of the date the umpired certificate is available.  For greater certainty, any applicable despatch shall be paid by way of wire or telegraphic transfer and not by way of L/C.

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ARTICLE 12
LOSS OF CARGO

12.1	Loss of Cargo

(a)
Should more than [Redacted – Item 38] percent of a shipment of Material or a complete shipment of Material be lost at sea, final settlement shall be made on the basis of the bill of lading, weight and analysis results which were ascertained by the Seller at the loading port and set out in the Seller’s certificate.

(b)
Should less than [Redacted – Item 38] percent of a shipment of Material be lost at sea, final settlement shall be made on the basis of the bill of lading, weight and the analysis results ascertained for the remainder of the shipment of Material in accordance with Article 10.

ARTICLE 13
INCOTERMS

13.1	Incoterms to Apply

Unless otherwise specified herein, Incoterms shall apply, as amended or supplemented by the terms of this Agreement.

ARTICLE 14
RISK OF LOSS AND INSURANCE

14.1	Seller’s Warranties on Title

The Seller warrants that, at the time of transfer of title to the Material to the Buyer, the Seller will have good and marketable title to the Material, free and clear of all liens and encumbrances.

14.2	Risk of Loss and Insurance

(a)
Risk of loss or damage or destruction to Material sold under this Agreement shall pass from the Seller to the Buyer when Material passes the rail of the vessel provided by the Buyer at Port Pointe-Noire.

(b)	Insurance from and after the passage of risk of loss shall be the responsibility of the Buyer at the Buyer’s expense.

ARTICLE 15
TAXES, TARIFFS, LICENCES, PERMITS AND CONSENTS

15.1	Taxes and Tariffs

(a)	All Canadian export taxes, duties and charges, whether existing or enacted subsequent to the date of this Agreement, on the Material or contained metals or on commercial

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documents relating thereto or on the shipments of Materials themselves, shall be to the account of and paid by the Seller.

(b)
All import taxes, duties and other charges levied in any country through which a shipment of Material may pass or in the country of destination (the People’s Republic of China), whether existing or enacted subsequent to the date of this Agreement, on the Material or contained metals or on commercial documents relating thereto or on the shipment of Materials themselves, shall be to the account of and paid by the Buyer.

15.2	Licences, Permits and Consents

(a)	The Seller shall be responsible for obtaining, at its own expense, any licences, permits or consents of any governmental authority required to export the Material from Canada.

(b)
The Buyer shall be responsible for obtaining any import licence or other official authorization and carry out all customs formalities for the import of Material into the country of destination (the People’s Republic of China) and for their transport through any country.

ARTICLE 16
FORCE MAJEURE

16.1	Force Majeure

For the purposes of this Agreement, “Force Majeure” means any unforeseeable event which is not within the reasonable control of the party invoking its application to excuse non-performance hereunder, which could not have been prevented by the exercise of reasonable diligence by such party, including, without limitation, war, hostility, military operation of any character, civil commotion, sabotage, quarantine restriction, power shortage, landslide, acts of God, acts of government, fire, floods, explosions, epidemic, strikes or other labour disputes, interference by indigenous peoples or embargoes, provided that lack of funds on the part of such party shall not constitute an Event of Force Majeure excusing performance hereunder.

16.2	Extension of Time to Perform Due to Force Majeure

If either party fails to meet any of its obligations under this Agreement within the time periods prescribed, and such failure is caused by an event of Force Majeure, such failure shall be deemed not to constitute a breach by such party of its obligations hereunder and the time for performing those obligations shall be extended by a period of time equal to the length of time during which such event of Force Majeure prevents performance of those obligations; provided that the breach of any obligation to pay a sum of money due hereunder shall not be excused by an event of Force Majeure.

16.3	Notice of Force Majeure

If a party desires to invoke Force Majeure, such party shall give notice to the other party of the commencement of the event of Force Majeure and reasonable evidence of such event and the actions taken to attempt to cure it.  The party affected by the event of Force Majeure shall (a) use

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 reasonable efforts to put itself in a position to carry out its obligations (b) provide ongoing periodic notice in writing to the other party of the status of such event of Force Majeure within [Redacted – Item 39] of the end of each calendar month during the period of Force Majeure, and (c) provide immediate notice of the termination of such event of Force Majeure.  Nothing in this Section 16.3 shall require a party affected by an event of Force Majeure to settle labour disputes contrary to its wishes or question the validity of any act of a governmental authority (including any department or agency).  Subject to the requirement to use reasonable efforts referred to above, there shall be no obligation to remove or remedy a Force Majeure event resulting from any actions by indigenous peoples.

16.4	Delivery After Force Majeure

Should an event of Force Majeure last no longer than [Redacted – Item 40] Material which could not be delivered or accepted as a result of such event shall be delivered and accepted after the event of Force Majeure has ceased to exist, over a period which will be agreed between the Buyer and the Seller.  Should an event of Force Majeure which affects the Seller’s ability to deliver Material hereunder last longer than [Redacted – Item 40] further deliveries by the Seller of Material during the year in which such event occurs shall be apportioned so that all purchasers of Material from the Seller (including the Buyer) receive, as nearly as may be practicable, their pro rata share (based on volumes of Material contracted for during the particular year, including volumes under option) of the Seller’s aggregate shipments of Material during such year.  Any tonnages for such year not delivered during such year shall be rescheduled for delivery in ensuing calendar periods as the Seller and the Buyer may reasonably agree or the Buyer shall have the right to not accept any such tonnes.

ARTICLE 17
CLAIMS LIMITATION

17.1	Limitation of Time

Any claim, demand or right of action whatsoever, arising directly or indirectly out of this Agreement or in connection with the performance by a party of its obligations hereunder, shall be forever waived, released and discharged unless written notice thereof shall be furnished to the party against whom the claim is made within a period of twelve (12) months from the time the factual circumstances giving rise to such claim, demand or right of action first arose.

ARTICLE 18
MINE EXPANSION

18.1	Right to Off Take in the Event of Mine Expansion

Provided that Hebei or the Affiliate of Hebei that is a party to the Limited Partnership Agreement (the "Partnership Agreement") dated the date hereof governing the affairs of the Seller has made all capital contributions required under the Partnership Agreement in connection with any expansion of the Kami Mine above 8 million MT production capacity and remains a limited partner under the Partnership Agreement, the Seller and Hebei shall negotiate (with no obligation to conclude an agreement) an off take agreement in respect of the additional capacity of the Kami Mine on such terms as may be mutually acceptable to the Seller and Hebei.

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ARTICLE 19
ARBITRATION

19.1	Arbitration

Any dispute relating to or arising out of this Agreement, including in connection with the interpretation or application of this Agreement, or the breach thereof, which is not resolved by agreement between the parties (in this Section 19.1 the Buyer and Hebei shall, together, constitute one party) within a reasonable period not exceeding [Redacted – Item 41] from the date such dispute is communicated by one party to the other, may be referred by either party hereto to be finally determined by arbitration by a single arbitrator sitting in Toronto, Ontario, Canada.  If the parties have not agreed upon the person to act as arbitrator hereunder within [Redacted – Item 41] after a party’s request for arbitration, either of the parties may apply to the Ontario courts to select and appoint a single arbitrator.  The single arbitrator shall be qualified by education and experience to determine the subject matter of the dispute.  The parties agree that arbitration shall be the exclusive method for resolution of the disputes anticipated herein. The parties agree that the arbitration award will be final and binding and that there will be no right of appeal therefrom on a question of law, a question of fact or a question of mixed fact and law.  In all cases, the proceedings shall be conducted in the English language and the arbitrator shall be English speaking.  The parties agree that time is of the essence and it is the intention of the parties that the entire arbitration, commencing from the appointment of the arbitrator to the issuance of the award, shall be completed as soon as practicable and that a final award be shall be rendered within [Redacted – Item 41] of the conclusion of the arbitration hearing.  Each party shall bear its own costs of any arbitration, provided that, if the arbitrator finds that any party has caused undue delay in the arbitration or has otherwise acted unreasonably in initiating or causing such arbitration to be initiated or during the course of the arbitration, then the arbitrator may, in his or her sole discretion, award costs against such party.  The arbitration shall be pursuant to and subject to the International Commercial Arbitration Act (Ontario) and the arbitrator shall decide the dispute in accordance with the laws of Ontario and any laws of Canada that are in force in Ontario.

ARTICLE 20
GOVERNING LAW

20.1	Governing Law

This Agreement, including the arbitration clause, shall be governed by, interpreted and construed in accordance with the substantive laws of the Province of Ontario and the federal laws of Canada applicable in such province, expressly excluding the United Nations Convention on Contracts for the International Sales of Goods of April 11, 1980 (CISG).

ARTICLE 21
NOTICES

21.1	Notices in Writing

All notices and other communications under or pursuant to this Agreement shall be in writing and in the English language.

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21.2	Delivery of Notice

Any notice provided under this Agreement shall be sent by (i) facsimile transmission; (ii) an internationally recognized courier (such as Federal Express or DHL) and delivered; or (iii) by electronic mail, to the following addresses:

To Hebei:

[Redacted – Item 40]

To the Seller:
The Kami Mine Limited Partnership
Suite 250, 2000 McGill College Avenue
Montreal, QC  H3A 3H3
Canada

Attention:  President (General Partner)
Email: teldem@alderonironore.com
Fax:  514-281-5048

21.3	Receipt of Notice

A notice shall be conclusively deemed to have been received by a party to which it is addressed on the Business Day in the place of delivery following the date for which delivery is confirmed by the international courier that handled the delivery or, if sent by facsimile transmission or by electronic mail, on the date delivered to the recipient if a Business Day and, if not, on the next following Business Day.  Either party may from time to time change its address by notice to the other in accordance with this Section 21.3.

ARTICLE 22
ASSIGNABILITY

22.1	Assignability

(a)	This Agreement and all its provisions shall be binding upon and inure to the benefit of the successors and permitted assigns of the respective parties hereto.

(b)
This Agreement may not be assigned by the Buyer without the prior written consent of the Seller, which consent shall not be unreasonably withheld provided that the Buyer shall not be entitled to assign this Agreement on or before the Kami Mine has reached Substantial Completion Date (as defined in the Partnership Agreement).  In the event of any such assignment, the Buyer and Hebei, subject to compliance with the other provisions of this Article 22, shall be released from all of their obligations hereunder

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(other than in respect of an assignment by Hebei or the Buyer to an Affiliate of Hebei or the Buyer, in which case Hebei shall remain jointly and severally liable pursuant to Article 29).

(c)
Other than as set out in Section 22.1(g), this Agreement may not be assigned by the Seller without the prior written consent of the Buyer (which consent may be withheld for any reason), except that the Seller may assign or transfer to a lender as security for indebtedness owing by it from time to time to such lender, its rights under this Agreement, including the right to receive payments.  The Buyer will acknowledge and agree to such assignment to a lender of the Seller upon the Seller giving prior written notice to the Buyer.  For greater certainty, notwithstanding any assignment to a lender in accordance with this Section 22.1(c), the Seller shall remain responsible for the due performance of its obligations under this Agreement.

(d)
Any attempt to assign or transfer, or to effect an assignment or transfer without the consents referred to above shall render such attempted assignment or transfer void.  Subject to Section 22.1(b) and 22.1(g), any such assignment or transfer with consent shall not relieve the assigning party from its obligations under this Agreement to the extent that the assignee fails to assume such obligations.

(e)
For purposes of Section 22.1(b), the Seller shall not be considered to be acting unreasonably if it withholds its consent to assignment or transfer, or withholds its release of an assigning party, on the basis that the financial and technical capability of the proposed assignee is, in the bona fide opinion of the Seller, not capable of performing the obligations of the assigning party under this Agreement.

(f)
Any assignment pursuant to this Article 22 (other than an assignment to a lender pursuant to Section 22.1(c)) to which a non-assigning party may have consented shall not be effective unless and until the assignee shall have agreed in advance in writing with the other party, on terms satisfactory to such other party, acting reasonably, to assume and to be bound by and liable to perform the obligations and liabilities of the assigning party under this Agreement.

(g)
Notwithstanding the foregoing, the Seller may assign this Agreement in conjunction with any sale, assignment or disposition by the Seller of all or a material portion of the Kami Mine (or any direct or indirect interest held by the Seller therein) provided that the purchaser, assignee or disposee has entered into an agreement with the Buyer agreeing to assume and be bound by and perform the obligations of the Seller in this Agreement to the extent of its interest so acquired, in which case, the Seller shall be released therefrom.

ARTICLE 23
TERMINATION

23.1	Termination

This Agreement and any obligation arising out of or relating thereto may be terminated:

(a)	by the written agreement of the Seller and Hebei;

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(b)	by Hebei if Commencement of Commercial Production has not occurred by the fourth anniversary of the date of the delivery of the Feasibility Study;

(c)
by either the Seller or Hebei if the other of the Seller or Hebei (alone or together with each of the Buyers collectively) is affected by an event of Force Majeure which event shall be continuing uninterrupted for a period of more than twelve (12) months after the date of its first occurrence;

(d)
by either the Seller or Hebei, if the other of the Seller or Hebei (including any Buyer) commits any material breach of any term of this Agreement and which, in the case of a breach capable of being remedied, shall not have been remedied within twenty (20) calendar days upon a notice from the non-defaulting party to remedy the same; or

(e)
by either the Seller or Hebei, if the other of the Seller or Hebei at any time becomes or is adjudicated bankrupt or commits any act of bankruptcy, makes a general assignment for the benefit of creditors, is so ordered by a court of competent jurisdiction, permits or suffers a receiver to be appointed for all or any of its property, takes advantage of any law for the benefit of insolvent persons, permits or suffers any attachment, garnishment or execution against it, ceases to carry on business or otherwise acknowledges its insolvency.

For purposes of Section 23.1(d) above, the failure of the Seller (i) to supply in any 4 consecutive shipments, Material that satisfies the minimum iron content specifications set out in the Final Specifications determined pursuant to Section 4.1 or, (ii) subject to Force Majeure, to supply at least 2.5 million MT of Material in any calendar year (pro rated for the stub period following Commencement of Commercial Production), shall be deemed to be a material breach of this Agreement.

23.2	Notice of Termination

If either of the Seller or Hebei wishes to exercise any termination right pursuant to this Article 23, it shall give the other of the Seller or Hebei notice of such termination.  Unless otherwise specified in such notice, this Agreement (except where otherwise provided) shall terminate with immediate effect on the date of delivery of such notice.  Any termination of this Agreement pursuant to this clause shall be without prejudice to any other rights or remedies a party may be entitled to hereunder or at law, and shall not affect any accrued rights and liabilities of any party nor the coming into or continuance in force of any provision hereof which is expressly or by implication intended to come into, or continue in, force on or after such termination.

23.3	Seller Right to Terminate if Buyer in Default of Delivery of L/C

Notwithstanding any other provision of this Agreement, in the event of default by any Buyer in delivering any L/C in accordance with this Agreement or otherwise making any payment hereunder, the Seller may suspend all further deliveries of Material hereunder (including the shipment to which the L/C that is the subject of such default relates) until such default has been corrected.  If such default is not remedied within [Redacted – Item 44] days of the Seller giving written notice to the Buyer of such default, then the Seller may thereafter, during the

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continuation of said default, terminate this Agreement on such date designated by the Seller in notice to the Buyer to such effect.

ARTICLE 24
HARDSHIP

24.1	Hardship

(a)
In entering into this Agreement, each of the Seller and Hebei recognise that it is impractical to make provision for every contingency which may arise during the term hereof and each of the Seller and Hebei hereby declare it to be their intention that this Agreement shall operate between them without severe economic hardship to either party.  If in the course of the performance of this Agreement, either of the Seller or Hebei realizes severe economic hardship as a result of its obligations under this Agreement, then the Seller and Hebei shall, in good faith, meet to negotiate to consider possible modifications to this Agreement, or other actions, which might lessen such severe economic hardship.

(b)
The Seller and Hebei acknowledge and agree that it is not intended that this Article 24 be invoked to deprive a party of savings or advantages arising from the efficiencies of the party which contributes to its operations, nor is it intended that it be invoked as a result of the availability of more attractive terms to the Seller or the Buyer, as the case may be, for the sale or purchase of iron ore concentrate of the nature of the Material.  In any event, no amendment of this Agreement shall be made except by mutual agreement of the Seller and Hebei in writing and regardless of this provision, no such severe economic hardship shall be cause for termination of this Agreement or relieve any party from its obligations under this Agreement.

ARTICLE 25
WAIVER/REMEDIES CUMULATIVE

25.1	Waiver

(a)
The Seller hereby disclaims, and the Buyers hereby waive, any and all express or implied warranties of merchantability and fitness for a particular purpose in respect of the Material; provided that nothing in this Section 25.1(a) shall be deemed to be a waiver of the Seller's covenants in respect of the Threshold Specifications or the Final Specifications or the penalties set out in Article 4 and Article 6 respectively of this Agreement.

(b)
No course of performance and no delay or failure by any party in exercising any right or remedy it may have under this Agreement or in law shall operate as a waiver of or otherwise prejudice such party’s rights or remedies.  No single waiver or exercise of any such right or remedy shall preclude the further exercise thereof or the exercise of any other right or remedy.  No right or remedy conferred upon any party by this Agreement shall be exclusive of any other right or remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise, except as expressly provided herein.  No waiver of any provision or breach of any provision of this Agreement shall be

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construed to be a waiver of any succeeding breach such provision or of any other provision herein and any such waiver shall only be effective if made in writing signed by the party against whom such waiver is sought to be enforced.

ARTICLE 26
LIMITATION OF LIABILITY

26.1	Limitation of Liability

In no event shall either the Buyer or the Seller be liable to the other by reason of a default in the performance of any of its obligations under this Agreement, for special damages of any kind or for consequential damages relating to damage to property, personal injury, disruptions in production or lost profits or business opportunities, whether arising under contract, in tort (including negligence), strict liability or otherwise.

ARTICLE 27
REPRESENTATIONS AND WARRANTIES OF THE SELLER

27.1	Seller’s Representations and Warranties

The Seller hereby represents and warrants to the Buyer as follows:

(a)
The Seller is duly formed and organized and is a subsisting limited partnership under the laws of the Province of Ontario and the general partner of the Seller (the “General Partner”) is a corporation existing under the laws of the Province of Ontario;

(b)
The General Partner has all necessary corporate power and capacity and all necessary power under the limited partnership agreement governing the Seller to execute and deliver this Agreement and to perform its obligations hereunder, in each case, in its capacity as general partner of the Seller;

(c)
This Agreement has been duly executed and delivered by the General Partner in its capacity as general partner of the Seller, and is a legal, valid and binding obligation of the General Partner in its capacity as general partner of the Seller, and of the Seller, enforceable against each of them by the Buyers in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction; and

(d)
The execution and delivery of this Agreement by the General Partner and the performance of its obligations hereunder, in each case, in its capacity as general partner of the Seller, do not (a) contravene, constitute a default under or result in a breach of (i) the articles or by-laws of the General Partner, or (ii) the Partnership Agreement, or (iii) any applicable laws, or (b) result in or require the creation or imposition of any security interest, lien or encumbrance on any property or assets of the Seller.

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ARTICLE 28
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE BUYER

28.1	Buyer’s Representations and Warranties

Hebei hereby represents and warrants to the Seller as follows:

(a)
Each Buyer is duly incorporated and organized and is a subsisting corporation under its jurisdiction of incorporation and has the corporate power and authority to enter into this Agreement and perform its obligations hereunder;

(b)	The execution and delivery of this Agreement by each Buyer and the performance of its obligations hereunder have been duly authorized by all necessary corporate action on the part of the Buyer;

(c)
This Agreement has been duly executed and delivered by each Buyer and is a legal, valid and binding obligation of each Buyer, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction;

(d)
The execution and delivery of this Agreement by each Buyer and the performance of its obligations hereunder do not (a) contravene or result in a breach of: (i) the articles or by-laws of the Buyer, or (ii) any applicable laws, or (b) result in or require the creation or imposition of any security interest, lien or encumbrance on any property or assets of such Buyer.

(e)	The Material is not being acquired by a Buyer for consumption, processing, use or supply in Canada before it is exported by the Buyer.

28.2	Buyer’s Covenants to Export Material and Indemnity in Respect of Taxes

(a)	The Buyer shall export the Material from Canada as soon after the Material is delivered by the Seller to the Buyer as is reasonable having regard to the circumstances surrounding the exportation.

(b)
After the purchase is made and before the Buyer exports the Material, the Material shall not be further processed, transformed or altered in Canada except to the extent reasonably necessary or incidental to its transportation.

(c)
The Buyer shall provide Purchaser with documentary evidence establishing the exportation of the Material and shall cooperate with the Seller to establish that the Material has been exported from Canada to the satisfaction of the Canada Revenue Agency and any applicable provincial government.

(d)	The Buyer hereby agrees to indemnify and hold harmless the Seller for any goods and services tax and harmonized sales tax imposed under the Excise Tax Act (Canada), and

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any similar value added or multi-staged tax imposed by any applicable provincial legislation, payable in connection with the purchase of the Material (together with any applicable interest and penalties) determined by any taxing authority to be or to have been payable by the Buyer in connection with the purchase of the Material by the Buyer from the Seller pursuant to this Agreement provided that the imposition of any such tax results from a failure by the Buyer to comply with the covenants in this Section 28.2. Where such taxes are payable, the Buyer shall pay such amounts owing (including any penalty and interest) to the Seller by wire transfer or telegraphic transfer or other similar means within [Redacted – Item 45] Business Days of receiving written evidence from the Seller of such tax liability.

ARTICLE 29
JOINT AND SEVERAL LIABILITY OF BUYER AND HEBEI

29.1	Joint and Several Liability of Buyer and Hebei

The parties covenant and agree that the representations and warranties, covenants and obligations of the Buyer contained in or arising pursuant to the terms of this Agreement or any certificate or other instrument delivered by the Buyer pursuant to this Agreement, are made jointly and severally as between the Buyer and Hebei, and the Seller is entitled to make claim and to pursue its remedies in respect of any breach or alleged breach thereof against either or both of the Buyer and Hebei.

ARTICLE 30
CONFIDENTIALITY

30.1	Confidentiality

The parties undertake to hold this Agreement and the terms of this Agreement in strict confidence.  Notwithstanding the foregoing, if a party reasonably believes that it is required to disclose this Agreement, or the terms hereof, to any person:

(a)
due to a requirement imposed by applicable law or the rules of any stock exchange or regulatory authority (including whether requested by security legislation, oral question, interrogatory, request for information or documents, subpoena, civil investigative demand, legal process or otherwise), provided however that any such disclosure shall be limited only to the necessary information required to be disclosed by applicable laws or rules and shall only be disclosed to people on a need-to-know basis, or

(b)	in order to perform its obligations hereunder or to exercise its rights pursuant to Article 22 hereof,

then such party shall promptly notify the other party of such requirement as soon as it becomes aware of it and shall be entitled to disclose such confidential information as so required; provided that, if such disclosure is in furtherance of the performance of its obligations hereunder or the exercise of its rights pursuant to Article 22 hereof, such party shall have first obtained a written covenant of confidentiality on the same terms as this Article 30 in favour of the non-

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disclosing party from the party to whom such disclosure is necessary to perform its obligations hereunder or to exercise its rights pursuant to Article 22 hereof.

ARTICLE 31
CURRENCY/BUSINESS DAY/CALCULATION OF TIME

31.1	Currency

Unless otherwise expressly provided in this Agreement, all references to currency or prices in this Agreement shall be references in USD, and all monetary calculations, adjustments, reconciliations and payments pursuant to this Agreement shall be made in USD.

31.2	Definition of Business Day

For purposes of this Agreement, the term “Business Day” means days on which banks are open for general business in the Provinces of Quebec and Ontario, Canada and in the City of Beijing, China.

31.3	Calculation of Time

In this Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 11:59 p.m. (Toronto, Ontario, Canada time) on the last day of the period.  If, however, the last day of the period does not fall on a Business Day, the period will terminate at 11:59 p.m. (Toronto, Ontario, Canada time) on the next Business Day.

ARTICLE 32
ENTIRE AGREEMENT

32.1	Entire Agreement

This Agreement contains the entire agreement between the parties in relation to the sale and purchase of Materials hereunder and supersedes all prior negotiations, undertakings and agreements, whether written or oral, in relation thereto.

ARTICLE 33
RELATIONSHIP OF THE PARTIES

33.1	No Partnership or Joint Venture

The relationship of the Seller and the Buyer hereunder is one of independent contracting parties and nothing in this Agreement shall be construed as creating a partnership, a contractual joint venture or any similar legal relationship, between the Seller and the Buyer.

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ARTICLE 34
AMENDMENTS

34.1	Amendments in Writing

This Agreement may only be amended by the parties (Buyer and Hebei being one party) by agreement in writing between the Seller and Hebei.

ARTICLE 35
ENGLISH LANGUAGE

35.1	English Language

The English language version of this Agreement is the authoritative version. In the event of any conflict between any version of this Agreement in any other language and the English language version, the English language version shall prevail.  All notices and other communications under or pursuant to this Agreement shall be in the English language.  All legal and arbitral proceedings conducted hereunder or in connection herewith shall be conducted in the English language.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the day and year first above written.

THE KAMI MINE LIMITED PARTNERSHIP, by its general partner, KAMI GENERAL PARTNER LIMITED
Per:
Name:
Title:
Per:
Name:
Title:

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HEBEI IRON & STEEL GROUP CO., LTD
Per:
Name:
Title:

[Redacted - Item 46]

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SCHEDULE A
THRESHOLD SPECIFICATIONS

[Redacted – Item 47]

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SCHEDULE B

AFFILIATES

[Redacted – Item 48]